3

Follow-Up Materials

06012510

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank Hapoalim

*CURRENT ADDRESS

PROCESSED

APR 17 2006

B

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34955 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/14/06

Bank Hapoalim | Annual Report 2005



This report does not constitute a Periodic Report in accordance with the Securities Regulations (Periodic and Immediate Reports), 5730-1970.

2005

bank hapoalim

Contents

2 Major Subsidiaries & Affiliates
3 Group Profile
3 Consolidated Financial Highlights
4 Chairman and CEO's Letter to the Shareholders
8 Board of Management and Board of Directors
10 Information for Shareholders
12 Scoring Strategic Results
22 Bank Hapoalim Worldwide
24 Consolidated Financial Data
25 Annual Report and Financial Statements





Scoring Strategic Results

2005

In 2005, the Bank began to vigorously pursue its long-term strategy, achieving important milestones in profitability, shareholder value, international expansion and domestic leadership. In addition to taking bold, proactive measures designed to promote its global objectives, the Bank also began to adapt and respond to a dramatically changing regulatory environment in its home market. These measures will expand, and, in certain domains, redefine the Bank's relationships and offerings. While it is determined to adhere to disciplined implementation of measurable strategic goals, the Bank is concurrently nurturing a corporate culture that welcomes flexibility and challenge. The excellent results achieved in 2005 bode well for the continued success of the Bank's strategic drive.

The Bank Hapoalim Group Major Subsidiaries & Affiliates

Commercial Banks[1]

Bank Hapoalim B.M.

Bank Otsar Hahayal Ltd. [2]

Bank Yahav For Government Employees Ltd.

Bank Massad Ltd.

Bank Hapoalim (Switzerland) Ltd.

Bank of New York – Inter-Maritime Bank, Geneva[3]

Bank Hapoalim (Luxembourg) S.A.

Hapoalim (Latin America) S.A.

Bank Hapoalim (Cayman) Ltd.

Investment Banks

Poalim Capital Markets - Investment Bank Ltd.

Trust Companies

Poalim Trust Services Ltd.

Underwriting Companies

Poalim I.B.I. Managing & Underwriting Ltd.

Provident and Further Study Funds

Companies for the Management of Provident Funds

Portfolio Management

Peilim-Portfolio Management Company Ltd.

Hapoalim Securities USA, Inc.[4]

Asset Management

Poalim Asset Management (UK) Ltd.

Poalim Asset Management (Ireland) Ltd.

Poalim Sahar Ltd.

Mutual Funds

Poalim Mutual Funds Ltd.[5]

Sahak - Mutual Funds Management Ltd.

Financial Companies

Isracard Ltd.

Europay (Eurocard) Israel Ltd.

Aminit Ltd.

Poalim American Express Ltd.

Sure-Ha International Ltd.

Non-Financial Companies

Clal Insurance Enterprises Holdings Ltd.

Industrial Building Corporation Ltd.[6]

Sheraton Moriah (Israel) Ltd.

Delek Real Estate Ltd.[7]

(1) On December 13, 2005, an agreement was signed in Istanbul, Turkey, under which the Bank, through Tarshish Hapoalim Holdings and Investments Ltd., a wholly owned subsidiary, will acquire 57.55% of the means of control of C Kredi Ve Kalkinma Bankasi Anonim Sirketi (on January 1, 2006, the acquired bank changed its name to Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereafter: "Bank Pozitif")), a bank incorporated and operating in Turkey.

(2) Letter of intent for sale signed on January 24, 2006.

(3) Merged with Bank Hapoalim (Switzerland) Ltd. on January 2006.

(4) In March 2006, the Bank acquired Investec (US) Inc., and the company's name was changed to Hapoalim Securities USA, Inc.

(5) On October 16, 2005, Poalim Mutual Funds, Ltd. (PKN), signed an agreement to sell all of its rights and obligations. The transaction will be concluded by March 31, 2006.

(6) Sold on January 26, 2006.

(7) Purchased on January 26, 2006.

Group Profile



Bank Hapoalim is Israel's leading financial group. The Bank's already significant presence in international financial centers is now being expanded, and in 2005 the Bank took active steps in this direction, through merger and acquisition activity.

In Israel, the Bank Hapoalim Group has 321 full-service branches, many of which have Private Banking desks; eight regional business centers, and special service industry desks for major corporate customers. The full service branches focus on households, professionals, small businesses and mortgage banking. Following regulatory changes, the branches will soon begin offering advisory services for insurance and pension plans.

Regional business centers serve middle-market companies. In the Bank's Head Office, expert teams specializing in specific industries meet the needs of large corporate customers.

In both retail and business banking, the web is accounting for a growing share of transactions, enquiries and information sources.

Overseas, Bank Hapoalim operates through 38 branches, subsidiaries and representative offices, in North and Latin America, Europe, East Asia, Turkey and Australia. In these markets, the Bank is engaged in trade, corporate finance, private banking and retail banking.

In Israel, the Bank Hapoalim Group includes four commercial banking subsidiaries, as well as financial companies involved in investment banking, credit cards, trust services and portfolio management. The Group also has holdings in non-financial sectors.

Consolidated Financial Highlights	**2005**	2004	**2005**	2004
	(NIS millions)		(US$ millions)*	
Total Assets	**273,265**	262,042	**59,367**	56,929
Net Profit	**2,908**	2,107	**632**	458
Credit to the Public	**185,133**	182,470	**40,220**	39,642
Deposits from the Public	**213,892**	206,666	**46,468**	44,898
Shareholders' Equity	**16,278**	15,166	**3,536**	3,295

* US dollar figures have been converted at the representative exchange rate prevailing on December 31, 2005, NIS 4.603 = US$1.00.

Letter from the Chairman and CEO

Dear Shareholder,

It is our pleasure to present the financial results of Bank Hapoalim for 2005.

The year 2005 was one of considerable achievement and remarkable growth for the Bank. The improvement in the Israeli economy, combined with the implementation of our strategic plan, delivered significant increases in revenues and profitability. The Bank achieved its highest income levels ever recorded, both in terms of Net Interest Income and Operating Income, as well as for Net Operating Profit and Total Net Profit.

Revenues were successfully increased in every line of business across the Bank, while cost controls continued to be executed. The healthy domestic and international economic environment allowed for much lower provisions and strong improvements in the credit quality of our portfolio. The Bank also benefited from the considerable extraordinary contribution from the sale of Signature Bank in New York. As a result, the year 2005 recorded substantial increases in the Bank's net profit. Bank Hapoalim's progress and performance during the year was a demonstration once again, of the intrinsic value of the Bank's diversified income stream.

Early in the year 2005, the Bank announced that it expected to report significant increases in the annual return on equity. We are pleased to report that the results have surpassed expectations. Return on equity reached 20%, with return on equity from regular banking activity reaching 16%, above our initial target of 14%. The results reflect, among other factors, the expansion of the Bank's global private banking operations, a significant upgrade of our global treasury activities, growth in our retail business in Israel and an improvement in the quality of the overall credit portfolio as the main contributors to the Bank's profitability.

The Bank maintains a capital strategy squarely focused on generating shareholder value. This strategy includes a dividend payout policy of a minimum of 50% of net profit, which is paid each

Shlomo Nehama
Chairman of the Board of Directors



quarter. Dividends paid totalled NIS 1,648 million ($358 million) in 2005, indicating an average dividend yield of 7.8% that is among the most attractive in the international banking sector. This dividend policy demonstrates our confidence in the long-term growth potential of the Bank.

Bank Hapoalim's shares were the most actively traded on the Tel Aviv Stock Exchange in 2005, with an average daily volume of more than NIS 80 million providing shareholders with a high level of liquidity.

Some of the key highlights for the year 2005 include the following:

1. Net Profit rose 38% to NIS 2,908 million ($632 million) for the year, as compared to NIS 2,107 million ($458 million) in 2004. Net return on equity amounted to 20%, compared with 15.2% for 2004.

2. Net Interest Income reached a record level due to three main factors: our efforts in the retail segment were successful particularly with respect to the development of consumer credit, our more active management of treasury produced remarkable results, and the improvement in the economy enabled us to recover interest on loans that had been provisioned in the past.

3. Operating Income benefited from the upturn in economic activity, which contributed to the increase in the number of income generating transactions, such as traditional commissions and fees from credit card use. In addition, the buoyancy of the capital market delivered exceptional income from brokerage fees and management fees from mutual funds and provident funds.

4. The significant reduction in the Provision for Doubtful Debts reflected the continued strengthening of the domestic economy. Provision for doubtful debts totalled NIS 1,268 million ($275 million), compared to NIS 1,768 million ($384 million) in 2004, a decrease of 28.3%. The rate of specific provisions as a percentage of balance sheet credit decreased from 1.23% in 2003 to 0.96% in 2004 and to 0.71% in 2005.

5. Among the Bank's International Operations, Global Private Banking (GPB) continued to show impressive organic growth throughout the year. Considerable extraordinary gains were realized by the sale of our holdings in Signature Bank, five years after its foundation. In addition, substantial progress was attained in line with our multi-year strategy of international expansion:

- On January 1, 2006, Bank of New York-Inter Maritime, the Swiss bank that we acquired last year, was successfully merged into Bank Hapoalim Switzerland. This has increased our presence and our competitive advantage in global private banking.

- In September 2005, we announced the signing of an agreement that will lead to the acquisition of a controlling stake (over 57%) in C Bank of Turkey. Recently renamed as Bank Pozitif, we intend to expand and develop the bank's retail capabilities, building on our expertise in this area.



Zvi Ziv
President and Chief Executive Officer

6. Operating Expenses were in line with our budget, increasing mainly due to the larger bonuses awarded to our employees as a direct result of the Bank's improved profitability.

In the year 2005 an unusual amount of regulatory changes took place in Israel. Their impact will be felt in the years to come and particularly in 2006. In this context, we recently signed an agreement for the sale of our subsidiary, Bank Otsar Hahayal, realizing a significant gain of approximately NIS 225 million.

Going Forward - Strategy for 2006

The guiding principles of our strategy are clear: reinforce Bank Hapoalim's position as the leading financial institution in Israel, while creating a bank comparable in performance to the leading banks of Europe. The ultimate objective of our multi-year strategic plan is to increase return on equity and thereby benefit shareholders. In the short term, the approved business plan for 2006 strives to achieve a 15% return on equity from regular banking activity.

- In 2006, the implementation of the "Bachar Reforms" will change the current structure of asset management in the Israeli banking system, as we know it today. Banks are required to divest their holdings in provident and mutual funds, a process that began at the end of 2005. These sales will generate extraordinary income, which will be available to further business developments for the Bank and to pay out dividends to shareholders.
- Banks should operate as independent financial advisors. Bank Hapoalim has already started to establish the infrastructure necessary to market all third-party products under an "Open Architecture" model. The Bank will be entitled to receive distribution fees from all financial product producers, however, it is important to note that initially the Bank expects a certain reduction in its operating income from capital market activities for 2006.
- Following the full divestment of all our provident and mutual funds, we intend to initiate, for the first time, the sale of pension schemes to our clientele. We have already begun to prepare and train employees for these new products with the intent to start selling them sometime this year. The necessary reorganization of our retail platform will also entail the expansion of our professional sales force of financial advisors.
- The enhancement of our global treasury activities, which bore fruit in 2005, is expected to gradually shift the composition of the Bank's activities towards the level of activities that are customary in leading international banks. We continue to develop the skills and tools that enable us to take calculated risks and to manage them accordingly with the aim of increasing the Bank's profits.

- A key goal of the strategic plan is the focused expansion of the Bank's international operations, from about 12% of total activities at present to about 30% in the future, while maintaining the leading position in Israel. In order to reach this goal, the Bank strives to meet an international standard of excellence in servicing all of its clients. This expansion of activity is also dependent, naturally, on the continued development and growth of the Israeli economy, a stable low rate of inflation, and the continued positive trend in international economies.

We plan to continue to distribute at least 50% of net profits as dividends to shareholders on a quarterly basis. This policy will be maintained regardless of whether the source of income comes from regular banking activity or extraordinary gains. Note that the latter should be substantial in 2006 due to the divestment of our asset management companies.

The Bank's strategic plan represents a considerable challenge which we will devote ourselves to fulfil, bringing added value to our shareholders and a higher level of service to our customers.

We would like to thank our shareholders and the members of the Board of Directors for their confidence and support.

We would also like to thank the Board of Management and our loyal and talented employees who are committed to the Bank's success and who take pride in what they do. Our accomplishments are due, to a large extent, to their efforts and dedication. We feel great satisfaction in our company's past achievements and are confident in the future of Bank Hapoalim.

Yours sincerely,

S. Nehama

Shlomo Nehama
Chairman of the Board of Directors

Z. Ziv

Zvi Ziv
President and Chief Executive Officer

Board of Management

Zvi Ziv
President and Chief Executive Officer of the Bank

Mr. Ziv has been with the Bank since 1974, fulfilling senior executive positions in Corporate Credit, as well as Head of Credit for Regional Management in London, and General Manager of Bank Hapoalim (Switzerland). He served as Head of Retail Banking until his appointment to CEO, in 2003.
Mr. Ziv has a BA in Economics and MBA from Tel Aviv University.

Zion Kenan
Deputy CEO and Head of Retail Banking

Mr. Kenan joined Bank Hapoalim's Professional Training Center in 1979 as Chief Instructor, rising to head the school. In 1998 he was appointed Southern Regional Manager.
Since, he has managed a number of key divisions in Retail, Human Resources and Logistics. In late 2001 he was appointed to the Board as Head of Human Resources and Logistics until his present position, which he holds since 2003. He was appointed Deputy CEO as of February 2006.
Mr. Kenan has a BA from the Open University and an MA in Organizational Development from Tel Aviv University.

Shy Talmon
Deputy CEO and Head of Corporate Banking

Mr. Talmon joined Bank Hapoalim in 2000, after a prestigious career in the Ministry of Finance, where he was Accountant General for the Government of Israel. He began his career in the Budget Division of the Ministry rising to Deputy Head of the Budget Division.
Mr. Talmon has a BA in Economics & Business Administration as well as an MBA from the Hebrew University of Jerusalem.

Isaac Behar
Head of Comptrolling and Chief Financial Officer

Mr. Behar joined Bank Hapoalim in 1980, and its Board of Management in his present position in 1989.
Mr. Behar is a Certified Public Accountant and has a BA in Economics from the Hebrew University of Jerusalem.

Shlomo Braun
Head of Human Resources, Logistics, and Procurement

Mr. Braun has been with Bank Hapoalim since 1978, managing several domestic branches, rising to Tel Aviv Regional Manager - Retail Banking. From 1997-2002 he was General Manager - New York branches and then Corporate Division Manager in Israel until his appointment to the Board of Management in 2003.
Mr. Braun has a BA In Economics & Business Administration from Bar-Ilan University and MBA from Tel Aviv University.

Abraham Harel
Head of Finance and Information Systems Management

Mr. Harel joined the Bank Hapoalim Group as an economist in 1980. He rose steadily, serving as Head of the Securities and Deposits Division. He joined the Board In 1996 to establish Management Information Systems; and afterwards served as Head of Human Resources and Logistics. Prior to joining the Bank, Mr. Harel taught Economics at Tel Aviv University.
He holds a BA in Economics and Statistics and MA in Economics (Summa Cum Laude) from Tel Aviv University.

Orit Lerer
Chief Internal Auditor

Ms. Lerer joined Bank Hapoalim in 1977 as a Senior Investment Advisor and has held various senior positions in the Securities Division. Between 1985-1993 she managed the Economic Unit for the Chief Legal Advisor. From 1993 she managed the Loan Collection & Control Division and was appointed to the Board in February 2004.
Ms. Lerer has a BA in Economics from Tel Aviv University.

David Luzon
Head of Information Technology and Operations

Mr. Luzon has 35 years of experience working in different technologies, and held various positions, including developing and managing computer centers. He joined the Bank Hapoalim Group in 1998 as Head of Information Systems at Isracard and was appointed to his current position in 2000.
He has a BSc. in Mathematics and Computer Science from Bar Ilan University.

Ilan Mazur
Chief Legal Advisor to the Bank
Mr. Mazur joined Bank Hapoalim in 1981. From 1995 he served as General Counsel to the Corporate Area. Prior to that he was General Counsel for the International Activity. He was appointed to his current position in 2003. Before joining the Bank, he worked in private law firms.
Mr. Mazur has a degree in Law (Cum Laude) from the Hebrew University of Jerusalem. He is a member of the Israeli Bar Association.

Hanna Pri-Zan
Head of Holdings in Banking Subsidiaries
Ms. Pri-Zan joined Bank Hapoalim in 1972 as an Investment Advisor, rising to various senior positions culminating as Head of the Securities and Financial Assets Division. Until her appointment to the Board in February 2004, she was an active member of the Board of Directors and Head of the Trading Committee of the Tel Aviv Stock Exchange.
Ms. Pri-Zan has a BA in Economics and Statistics from the Hebrew University of Jerusalem.

Yacov Rozen
Head of Client Asset Management
Mr. Rozen joined the Bank Hapoalim Group in 1995, following a career at Gmul Investment Company, to serve as Managing Director of the Bank's subsidiaries responsible for Portfolio Management and Mutual Funds. Prior to his current position on the Board, he was based in New York heading the International Private Banking and was Chairman of the Board of the Bank's subsidiaries in Switzerland, Luxembourg, Uruguay and Cayman.
Mr. Rozen has a BA in Economics from Tel Aviv University.

Yosef Yarom
Head of Risk Management
Mr. Yarom has been with Bank Hapoalim since 1972, holding various senior executive positions. For ten years he served as Chief Internal Auditor. Prior to that, he served as Managing Director of Israel Continental Bank; and Head of the International Division.
He is a graduate of the University of Cordoba, Argentina with a Master's degree In Law. He is a member of the Israeli Bar Association.

Secretary of the Bank
Yoram Weissbrem

Spokesperson of the Bank
Ofra Preuss

Auditors of the Bank
Haft & Ziv,
Certified Public Accountants (Isr.)
Somekh Chaikin,
Certified Public accountants (Isr.)

Shlomo Nehama
Chairman of the Board of Directors of the Bank

Gideon Chitayat
Dan Dankner
Joseph Dauber
Ido Joseph Dissentshik
Nira Dror (1)
Pnina Dvorin (1)
Irit Izakson
Moshe Koren
Jay Pomrenze
Haim Samet
Imri Tov
Scott Shay (2)
Israel Makov (3)

(1) Serves as a director as of March 8, 2006.
(2) Served as a director until August 18, 2005.
(3) Served as a director until February 20, 2006.

Information for Shareholders

Listing Information

Bank Hapoalim's ordinary shares are listed on the Tel Aviv Stock Exchange and trade under the ticker symbol POLI. Global depositary receipts (GDR) for Bank Hapoalim's ordinary shares are listed on the London Stock Exchange and trade under the ticker symbol BKHD. Each GDR represents five ordinary shares.

As of December 31, 2005, there were 1,258,010,840 ordinary shares outstanding.
As of December 31, 2005, there were 835,294 GDRs, representing approximately 4.2 million Bank Hapoalim ordinary shares.


2200
2000
1800
1600
1400
1200
1000
POLI IL
20m
15m
10m
5m
0
POLI IL Volume
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2005

The following table shows, for the years 2002-2005, the highest and lowest prices for Bank Hapoalim's ordinary shares and GDRs. The prices are the prices at the close of business on the Tel Aviv Stock Exchange and the London Stock Exchange.

	Tel Aviv		London	
	High (NIS)	Low (NIS)	High (US$)	Low (US$)
2005	2,138	1,333	23.32	14.72
2004	1,457	1,080	16.86	12.47
2003	1,080	586	12.29	5.93
2002	996	679	11.01	7.10

Past share price performance should not be regarded as a guide to future performance.

Dividend Policy

Bank Hapoalim's dividend policy is to distribute at least one half of annual net profit to shareholders on a quarterly basis. The dividend distribution is subject to the provisions of the law, including limitations set out in the directives of the Supervisor of Banks.

In setting the dividend policy, the Bank's Board of Directors emphasized that no dividend will be distributed which will cause non-compliance by the Bank with the limitations of the Bank of Israel, regarding dividend distribution, or the minimum ratio of capital to risk assets, or a situation where the Bank will not have a positive financial capital, or where the Bank will not comply with the requirements of Section 23A of the Banking (Licensing) Law, 1981, setting out limitations on the ratio of capital which may be invested by a banking institution in non-banking entities.

Dividends paid over the last five years:

	Dividend per share NIS	Total Paid NIS millions
2005	1.60	2,013
2004	0.97	1,215
2003	0.38	474
2002	0.15	191
2001	0.52	649

International Credit Ratings

Bank Hapoalim is rated by the three major credit rating agencies: Moody's, Standard & Poor's and Fitch. The long-term rating assigned to Bank Hapoalim by Moody's and Standard & Poor's is equal to the sovereign rating for the State of Israel and is the highest rating available to any Israeli corporation.

	Rating
Moody's	
Long-Term Deposits	A2
Short-Term Deposits	P-1
Standard & Poor's	
Long-Term	A-
Short-Term	A2
Fitch	
Long-Term	BBB+
Short-Term	F2

Shareholders Structure:

As at December 31, 2005

Arison Holdings	16.49%
Dankner Group	7.04%
Abramson Group	2.04%
Shusterman Group	1.77%
Michael Steinhardt	1.77%
Public	70.90%

Institutional Investors Information

For additional copies of this report, other investor materials or questions:
Visit our website at:
www.bankhapoalim.com

Or contact us at:
Bank Hapoalim
Investor Relations Department
Yehuda Halevy 63, Tel Aviv
Tel. 972-3-5673440
Fax. 972-3-5673470

Retail: The right moves for new services



Each customer interaction should be both a satisfactory professional and personal experience



Retail Reaches Out to New Opportunities

Bank Hapoalim's retail activities are a key contributor to the Groups overall profits. The Bank continues to refresh its strategic vision to enhance and expand its services and customer relations - moving into new channels where its expertise and personal service will deliver significant added value.

New High Potential Advisory Services

Recent regulatory changes are resulting in a divestiture of the bank's provident and mutual funds, to be completed in the second quarter of 2006. However, Israel's banks will soon be able to considerably expand their advisory services to include pension and insurance products. Licensed, trained consultants are now engaged in mortgage consultancy, an activity recently merged into the Bank's main retail environment. These professional advisory services are expected to reap measurable rewards, through distribution fees, and, more importantly, by substantially strengthening the personal relationships between the Bank and its retail customers.

The retail division is currently expanding its private banking advisory services by recruiting high caliber trainees who will undergo intensive training to qualify for licensing, and who will be positioned in branches throughout the country. Furthermore, a special pension and insurance unit is being established to manage and promote the Bank's new activities in these promising market segments.

Professional advisory services are expected to reap measurable rewards.

Expanding Structured Products

The Bank's structured products, introduced several years ago, have proved to be a popular investment channel, and the number of offerings is planned to be more than doubled, furthering the Bank's commitment to continuously diversifying its products.

Private Banking Nurtures an Exclusive Ambience

Concurrently, the Bank is placing great emphasis on its private banking activities for the domestic market. A separate team of qualified financial advisors personally tailors a variety of investment products including innovative structured products, to select high net worth clients. In this highly profitable sector, the strategy is to establish a "customer intimacy chain" that encompasses pre-sale service and marketing, the customer experience, the employee experience, and organizational processes. Further enhancements will also be made to branch premises allocated to private banking clients, to establish a more select, intimate ambience.

Excellence in One-on-One Customer Service

The majority of the retail customer's routine banking activities are today implemented through technological multi-channels, in which the Bank is a leader in Israel. The Bank's retail strategy calls for further differentiating its brand in the domestic market through excellence in personal customer service. The Bank's employees, in this context, are viewed as a strategic resource to be trained and developed so that each customer interaction is both a satisfactory professional and personal experience, focused on the individual's needs. This goal also extends to small business clients, who are under the auspices of the Retail Division.

2005

Setting the Corporate Course





A high quality portfolio of corporate clients and products





Focus on Expanding Retail Credit
In this effort to optimize the retail base through greater synergy with customers, the Bank is placing emphasis on retail credit, taking a proactive approach. Retail credit is a particularly profitable area of activity, as well as an important vehicle for strengthening relations with customers, who view the Bank as understanding their economic challenges and aspirations. The Bank is expanding the number of marketing staff, and holding seminars in dozens of branches with the aim of increasing the individual customer's bank balance, and the percentage and duration of loans.

The goal of achieving "world class" service vis-à-vis customers in all channels and in all activities requires investment in recruitment, training, incentives and other means of employee motivation. An ambitious, multi-year Customer Relationship Management (CRM) project will become a strategic cornerstone of this initiative. The CRM project will be complemented by the establishment of a special customer relations unit dedicated to enhancing the customer experience in all interaction channels, at all levels, including regional differentiation in offerings. This move will further amplify the segmented market initiatives that have played an important role in the Bank's product portfolios in recent years.

A special customer relations unit dedicated to enhancing the customer experience in all interaction channels, at all levels.

Upswing in Corporate Banking in Israel

The Bank's corporate division nearly doubled its profits in 2005, the result of improving economic conditions and stricter credit policy. The Bank continued to lead the financing of major national projects, such as the light train in Jerusalem, power stations, desalination installations and new segments of the Cross-Israel Highway. It was also a major financier of the privatization of Bezeq, Israel's telecom provider.

International Corporate Banking Expands in Traditional and New Markets
The Bank's 5-year strategy of strengthening and expanding its global activities is being vigorously pursued.

US Creates Financial Boutique
In the US, the New York branch, which leads the Bank's North American corporate activities, continues its focus on ROE-enhancing activities by creating a "boutique" for corporate financial services. Among the targeted activities are securitization of US receivables, investment and advisory services, in addition to traditional structured financial activities such as synthetic leases and mezzanine funds. These new segments have low capital requirements and offer high returns, while diversifying business and shifting activities to fee-based and other ROE-enhancing activities.

In 2005, the New York branch acquired exclusive rights to provide advice and refer customers to securitization services provided through issuance of commercial paper by Voyager Funding Corporation and Venus Funding Corporation, both of whom operate in the US.

The New York branch also acquired in March, 2006 Investec (US) Inc., a complete broker/dealer platform, which should enhance the spectrum and quality of Investment services provided to the Bank's private and institutional customers.

2005

Global Private Banking Targets New Markets







The US office plans to participate more actively in treasury activities, complementing a similar trend in Israel's Head Office, which has reaped excellent rewards. The New York branch will leverage its treasury capabilities to manage market risk on the Bank's US balance sheet and to provide sales and market-making services to the Bank's customers. Concurrently, it will continue to provide low cost funding and support the Bank's liquidity requirements.

As it further enhances to its high quality portfolio, the New York branch invests in a broad spectrum of asset classes, including US corporates, sovereign, banks, ABS and more. Furthermore, albeit high capital requirements, the US office will continue its successful participation in the syndicated loans and loan trading markets, as well as manage a highly liquid bond and MBS portfolio.

Building on its membership in Israel's largest banking group, the New York branch has set itself the goal of becoming a major market player as a supplier of full banking services, as well as proprietary and best of breed US credit and investment products, to Israeli institutional investors, Israeli corporations and their American affiliates.

Strategy calls for continued amplification of ROE-enhancing activities by creating a "boutique" for corporate financial services.

Successful International Business Venture

Due to the regulatory environment in which it operates in Israel and abroad, and its impact on its long-term strategy, the Bank decided in 2005 to sell the balance of its holdings in Signature Bank, New York, to the US public. The sale was one of the Israeli economy's most impressive and successful international transactions in recent years. Moreover, Signature Bank was among Bank Hapoalim's most successful international business ventures. Signature Bank, established by Bank Hapoalim several years ago, became profitable considerably sooner than planned. Both issues of Signature's shares on New York's NASDAQ were highly successful.

Acquisition in Turkey's Emerging Economy

The Bank's international strategy calls for the proactive exploration of mergers & acquisitions in which it can take a majority stake. In 2005, the Bank signed an agreement for the acquisition of a controlling interest in the Turkish bank C Bank, recently renamed Bank Pozitif. Turkey is viewed as a particularly attractive emerging market in terms of its potential economic growth.

The Bank is in the process of acquiring a 58 percent holding in Bank Pozitif, which specializes in corporate and investment banking. Most of the bank's business is focused on financing major transactions, including privatizations, and on financing foreign trade between Turkey and other countries, primarily in Western Europe.

Bank Pozitif is headquartered in Istanbul, with branches in Ankara, the state capital, and in Izmir. The group that currently holds the bank conducts banking activities in additional countries as well, including Holland, Germany, Belgium Bulgaria, Kazakhstan and Kyrgyzstan.

Turkey is viewed as a particularly attractive emerging market in terms of its potential.

Risk Management

Banking activity is accompanied by numerous financial risks, including credit, operational, legal, liquidity and market risks. Bank Hapoalim manages these challenges by assigning responsibility to designated members of the Board of Management.
Furthermore, the Bank operates a Risk Management Area, whose main objective is to promote an advanced risk management culture within the Bank Group, and risk management policy architecture compatible with the Group's goals and the directives of Basle II and the local regulator.
The Bank has developed computerized models for measuring the level of risk exposure at the transaction level and the customer level. Under the authority of a new office within the Finance Area, market and liquidity risks are managed based on a global view of the Bank's activities in Israel and abroad. In the second quarter of 2005, the production of reports from a comprehensive and sophisticated automated ALM system began for liquidity and interest rate risks. Similarly, the Bank began the integration of legal risk management software.

Treasury Records Excellent Results

In 2005, the Bank's treasury activities were particularly impressive. As part of it's strategic plan the Bank expanded its treasury activities in 2005, taking a global approach by integrating more closely the treasury activities in New York and London. The expansion of these activities, together with structural and market developments, enabled the Bank to achieve impressive results from its trading, sales and ALM.

The Bank plans to continue being more proactive in market risk, enabling it to achieve better diversification of its overall portfolio.

Highly Successful Global Private Banking Year

Bank Hapoalim's global private banking activities, spearheading the Group's international drive, recorded an exceptional year in 2005. The Bank has identified, and successfully attracted a special market niche in private banking. Thus, in addition to the traditional high net worth individuals the Bank serves, it has built an extensive, yet exclusive base of upper middle class clients with substantial assets who are looking for professional portfolio management.

A major attraction for global private banking clients is the Bank's "open architecture" approach, whereby clients are offered investment opportunities and products from a global resource base of superior asset management companies with whom the Bank has strategic agreements.

Expanding through global acquisitions, steadily positioning itself as a major player in global private banking, the Bank recorded another highly successful year in East Asia, and took vigorous steps to enhance its earning potential.

Through Bank Hapoalim (Switzerland), the Bank acquired the Bank of New York Inter-Maritime Bank, Geneva. The bank, founded in 1966, manages assets of 2.6 billion Swiss Francs for private customers. The acquisition will provide Bank Hapoalim (Switzerland) with a new presence in East Asia, through the Bank of New York Inter-Maritime Bank, Geneva's highly active representative office in Hong Kong, one of the region's largest economic and financial centers. The acquisition will increase Bank Hapoalim (Switzerland)'s assets to over 9 billion Swiss Francs, consolidating its position as the leading Israeli bank in global private banking.

Consolidation in the Americas

The Bank's global private banking activities in the Americas have been consolidated in Miami, Florida, with the opening of an expanded branch.

The Bank has a definite lead in its perceived e-banking benefits.



Superior Asset Management Offerings
Poalim Asset Management (PAM), headquartered in the UK, continues to be a backbone of the Bank's global private banking offerings. PAM has strategic agreements with three global international investment companies that have a superior track record: Russell, Permal and Templeton.

E-banking Surpasses Goals

In its e-banking, the Bank in 2005 achieved or surpassed all of its goals. Approximately 50 percent of web banking in Israel is carried out via the Bank's sites, and a similar percentage of the Bank's clients have registered for web services. It is worth noting that for the type of transactions carried out via the web, the cost to the bank per transaction is hundreds of percentages lower than a similar transaction carried out at a branch, with the profit margin of a web customer significantly higher than of a typical branch customer.

For these reasons, it is not surprising that the Bank's competitors aggressively strive to catch up to its leading position in this channel. In response, the Bank is taking steps to considerably expand its user base and the frequency of interaction. Currently, the Bank has a definite lead in its perceived e-banking benefits: greater user-friendliness, accessibility, and support; a special site for small businesses, and the broadest product range. Most encouraging is the fact that in branch customer satisfaction surveys with e-banking, Bank Hapoalim is by far the industry leader. The Bank is currently taking steps to make e-banking marketing even more proactive and personalized.

In 2005, the Bank introduced a new e-banking channel "Poalim On Time", whereby customers are able to receive continuously updated tailored text information directly to their cellular phone SMS. Israel has one of the highest cell phone penetrations in the world. Customers, with hundreds of thousands joining, warmly welcomed this new service.

Other e-banking debuts in 2005 included a new capital market site, a global private banking site and an upgraded mortgage site. Furthermore, the Bank is the only bank in Israel to have a dedicated corporate site.

The Bank's e-banking reaped three awards in 2005, the "Best Banking Site in Israel" and the "Best Site in Israel" in all categories – People and Computers Media and Events in Israel and the European Banking Technology award for the Bank's "Business Online Banking" site in the "Corporate Banking Initiative Category".

The Bank has a definite lead in its perceived e-banking benefits.

Always a Step Ahead in Technology
The Bank's technology commitments are a direct reflection of its business and marketing strategies. An important new expression of this approach is the implementation of Service Oriented Architecture (SOA), a breakthrough format now being integrated into the Bank. SOA enables services to be configured as "Lego" pieces, thus supporting the development of composite applications, open business architecture, re-usage of software components and reducing time to market. Further more, SOA allows the bank to offer products and services of other financial vendors in addition to traditional homegrown banking products.

At the same time, the Bank is driving towards greater consolidation of its IT systems, differentiating between the physical level (hardware infrastructure) and the logical virtualized level of allocated resources. This move will contribute to optimization resource utilization while providing increased reliability, manageability and enhanced survivability.

2005

A Comprehensive Technology Backbone





The first phase of CRM has been completed



In 2005 significant Infrastructure improvements were achieved. These include increased communication capacity and better access control. The communications infrastructure is further being upgraded this year so that there is no single point of failure. Also completed during 2005 were the integration of a bank-wide e-learning system and a groundbreaking "On-time" application that reports and updates our customers about account events, as they occur, via cellular and e-mail.

The Bank's technology staff is moving ambitiously to improve its project management culture to further enhance the alignment of IT with the business objectives of different units at all organizational levels.

The Bank has completed the implementation of the first stage of its CRM system, and 2006 will see the realization of the second pivotal phase.

As it strides towards a future where technology and personal human interactions must achieve a delicate balance that optimizes both cost-effectiveness and the customer experience, the Bank is determined to make technology encounters as simple, satisfying and streamlined as possible.

SOA allows the bank to offer products and services of other financial vendors in addition to traditional homegrown banking products.

Reaching Out to the Community

The Bank's relationship with the communities it serves has always been interactive, with the Bank contributing generously to projects that benefit an array of social groups. In 2005 the Bank contributed NIS 30 million to a broad variety of projects.

Among the highlights in 2005, was a project to encourage reading in Israel. The Read & Succeed project has evoked considerable favorable response. Tens of thousands of books were contributed to schoolchildren, complemented by meetings with authors and storytellers and other captivating activities. In an added dimension to this project, the Bank contributed NIS 1 million to the Israel Museum on the occasion of the Beauty of Books exhibition.

Israelis love to spend time in nature, and in 2005 the Bank encouraged this pastime by inviting all citizens to visit 22 nature sites throughout Israel free-of-charge.

An additional initiative was designed to uplift the spirits of hospitalized children. The Bank funded the creation of hundreds of "warm corners" with lounge-beds for children's wards in 28 hospitals throughout Israel. This is the first project of its kind in Israel.

In addition, the Bank and its employees extended funding, time and care to dozens of associations and organizations that promote worthy educational, philanthropic and social goals.

Tens of thousands of books were contributed to schoolchildren, complemented by meetings with authors and storytellers.

Bank Hapoalim Worldwide

Israel
The Bank is a recognized leader in Israel's capital markets.
In Israel, the Bank Hapoalim Group has 321 full-service branches organized into customer lines, such as retail, private banking, small businesses and mortgages; business centers for the mid-market; and industry desks for large corporate clients.
A dealing room, now part of a global trading network, offers advanced services. A Global Private Banking Center provides personalized service and portfolio management.
Direct banking channels play an increasingly important role in serving both retail and corporate customers.

United States
In the US, Bank Hapoalim finances Fortune 1000 companies through its New York office. Corporate activities are being expanded through innovative, specialized financing. The Miami branch is headquarters for private banking services to local residents and non-US citizens, serving North and Latin America clients.
The Bank operates an advanced dealing room in New York.

United Kingdom
Bank Hapoalim branches in the West End of London and in Manchester offer a range of corporate and private banking services, and are reaching out following a defined growth plan. The London branch operates a dealing room and offers private banking services.

Switzerland
Bank Hapoalim (Switzerland) Ltd., is a wholly owned subsidiary with headquarters in Zurich, branches in Geneva and Luxembourg and a representative office in Tel Aviv. The Swiss bank is engaged primarily in private banking services, including global portfolio management. Its activities in private banking have been expanded through the acquisition of Bank of New York Inter-Maritime Bank, Geneva.

Luxembourg
Bank Hapoalim (Switzerland) Ltd. maintains a branch in Luxembourg for private banking. In addition, the Bank operates in Luxembourg through a banking subsidiary, Bank Hapoalim Luxembourg, engaged mainly in syndications.

Hong Kong
Bank Hapoalim (Switzerland), following its merger in 2005 with Bank of New York Inter-Maritime Bank, Geneva, has a highly active representative office in Hong Kong, specializing in private banking.

Turkey
A majority interest was acquired in 2005 in Pozitif (formerly C Bank), which serves the Turkish retail market. Bank Pozitif is headquartered in Istanbul, with branches in Ankara, the state capital, and in Izmir. The group that currently holds the bank conducts banking activities in additional countries as well, including Holland, Germany, Belgium Bulgaria, Kazakhstan and Kyrgyzstan.

Uruguay
Focused on private banking, Hapoalim (Latin America) S.A. is a wholly owned subsidiary in Montevideo, and has a branch in Punta del Este.







Representative Offices
Bank Hapoalim has representative offices in major financial centers worldwide. They serve as liaisons for a variety of trade services, and, in select markets, to Global Private Banking of the highest professional level. Representative offices play a key role in the bank's commitment to offering convenient and timely access to professional services and staff.

Main Locations of Representative Offices

- **Toronto**
- **Montreal**
- **Paris**
- **Frankfurt**
- **Budapest**
- **Budapest**
- **Hong Kong**
- **Sydney**
- **Mexico City**
- **Panama City**
- **Buenos Aires**
- **Caracas**
- **Santiago**
- **Sao Paulo**
- **Rio de Janeiro**

Consolidated Financial Data

Consolidated balance Sheet

as at December 31, 2005

	Dec. 31 2005 US$ Millions	Dec. 31 2005 NIS Millions	Dec. 31 2004 NIS Millions
Assets			
Cash on hand and deposits with banks	**8,921**	**41,062**	31,041
Securities	**7,346**	**33,813**	*36,001
Credit to the public	**40,220**	**185,133**	*182,470
Credit to governments	**259**	**1,193**	1,761
Investments in equity-basis investees	**144**	**662**	789
Buildings and equipment	**810**	**3,729**	3,642
Other assets	**1,667**	**7,673**	6,338
Total assets	**59,367**	**273,265**	262,042
Liabilities & Shareholders' Equity			
Deposits from the public	**46,468**	**213,892**	206,666
Deposits from banks	**1,396**	**6,424**	7,301
Deposits from the government	**731**	**3,363**	4,045
Debentures and subordinated notes	**4,641**	**21,361**	18,251
Other liabilities	**2,476**	**11,400**	9,510
Total liabilities	**55,712**	**256,440**	245,773
Minority interests	**119**	**547**	1,103
Shareholders' equity	**3,536**	**16,278**	15,166
Total liabilities and shareholders' equity	**59,367**	**273,265**	262,042

Statement of Change in Shareholders' Equity

for the year ended December 31, 2005

	Total Shareholders' Equity(1) US$ Millions**	Total Shareholders' Equity(1) NIS Millions**
Balance as at January 1, 2005	**3,295**	15,166
Net profit for 2005	**632**	2,908
Options realized into shares	**7**	33
Adjustments in respect of presentation of available for sale securities at fair value	**59**	273
The tax influence in regards to the above securities	**(26)**	(115)
Dividend paid	**(358)**	(1,648)
Dividend declared in the reporting year and not yet paid	**(79)**	(365)
Benefit inherent in allotment of share options to employees	**5**	22
Translation adjustments***	**1**	3
Other adjustments	**-**	1
Balance as at December 31, 2005****	**3,536**	16,278

Consolidated Statement of Profit and Loss

for the year ended December 31, 2005

	Dec. 31 2005 US$ Millions	Dec. 31 2005 NIS Millions	Dec. 31 2004 NIS Millions
Profit from financing activities before provision for doubtful debts	**1,653**	**7,609**	7,071
Provision for doubtful debts	**275**	**1,268**	1,768
Profit from financing activities after provision for doubtful debts	**1,378**	**6,341**	5,303
Operating and other income	**997**	**4,591**	4,215
Operating and other expenses	**1,519**	**6,991**	6,378
Operating profit before taxes	**856**	**3,941**	3,140
Provision for taxes on operating profit	**358**	**1,650**	1,361
Operating profit after taxes	**498**	**2,291**	1,779
Bank's equity in net after tax operating profits of equity-basis investees	**23**	**106**	101
Minority interests in net after tax operating profits of subsidiary companies	**(17)**	**(79)**	(52)
Net operating profit	**504**	**2,318**	1,828
Net profit from extraordinary transactions, after taxes	**128**	**590**	279
Net profit	**632**	**2,908**	2,107
Profit per Share			
Net operating profit	**0.40**	**1.84**	1.45
Profit from extraordinary transactions after taxes	**0.10**	**0.47**	0.22
Total	**0.50**	**2.31**	1.67

* Reclassified.

** Surplus as at December 31, 2005 includes:
Adjustments in respect of presentation of securities available for sale at fair value, net, amounting to NIS 264 Million; US$ 57 Million (December 31, 2004: NIS 106 Million; US$ 24 Million; December 31, 2003 NIS 159 Million; US$ 35 Million)
Surplus as at 31.12.05 includes differences from translation of financial statements of autonomous units amounting to NIS 2 Million; US$ 0.4 Million.

*** Adjustments for translation of financial statements of autonomous units held by affiliated companies.

**** Includes an amount of NIS 2,786 million; US$ 605 million that can't be distributed as a dividend.

(1) A dividend of NIS 139 million; US$ 30 million was declared after the balance sheet date.

Note:
The US$ column has been converted from NIS into US$ at the representative exchange rate prevailing on December 31, 2005. NIS 4.603 = US$ 1.00.





2005

Contents

Board of Directors' Report	28
Economic and Financial Developments	28
Activity of the Bank Group and Description of Business Developments	31
Profit and Profitability	38
Developments in Balance Sheet Items	44
Accounting Policies on Critical Matters	50
Description of the Bank's Business by Segments of Activity	54
Subsidiaries and Affiliated Companies	110
International Activity	117
Liquidity and Policies for Raising Sources of Funds in the Bank	122
Risk Management Policy	123
Disclosure Regarding the Internal Auditor	141
Capital Market Activity	142
Tax Status	155
Human Resources	157
Strategic Plan	162
Hapoalim for the Community - Social Involvement and Contribution to the Community	164
The Board of Directors and the Discharge of its Functions	167
Board of Directors of the Bank	175
Board of Management of the Bank	178
Other Matters	179
Controls and Procedures	181
Salaries and Benefits for Office Holders	182
Remuneration of the Auditors	183
Principal Data of the Bank Hapoalim Group	184
Board of Management's Review of the Financial Position of the Bank Hapoalim Group and its Results of Operations for 2005	**185**
CEO Declaration	**208**
Chief Accounting Officer - Head of Comptrolling Declaration	**209**
Board of Directors' and Board of Management's Report on their Responsibility for the Annual Report	**210**
Consolidated Financial Statements as at December 31, 2005	**211**
Appendix - Condensed Financial Statements of the Bank's Offices Abroad	**325**

All of the data for the Bank alone together with the data on a consolidated basis are presented on the Bank's website at **www.bankhapoalim.co.il**.
A booklet containing these data will be sent by mail upon request.

At the meeting of the Board of Directors held on March 27, 2006, it was resolved to approve and publish the consolidated financial statements of Bank Hapoalim B.M. and its consolidated subsidiaries for the year ending December 31, 2005.

The following are details of the principal changes and developments that occurred in 2005:


8%
4%
0%
-4%
01
02
03
04
05

Rate of Real Annual Change in GDP and Business Sector GDP
Each year compared with previous year
GDP
Business sector GDP

Economic and Financial Developments

Economic growth continued at an accelerated pace in 2005. The gross domestic product increased by 5.2% according to Central Bureau of Statistics estimates, while the business product rose by 6.6%. Growth embraced all sectors of the economy, with the exception of construction. An examination of the growth by its uses also indicates balanced growth: private consumption grew by 4%, exports increased by 7%, public consumption rose by 2.7%, and investments in fixed assets reached a turning point, with a slight increase of 1% following four years of declines. Two main factors that have stimulated growth since 2004 were notable as the background for the strong growth. First, in the domestic arena, the relative calm in the security situation continued, especially impacting incoming tourism and the increase in foreign investments in Israel. The implementation of the 'disengagement plan' during the summer provided another boost for economic activity. The second supporting factor is the continuing high growth rate in the global economy, which contributed to an increase in exports of commodities and services, though at a more moderate rate than in 2004.

Activity in the construction sector continued to contract in 2005, with a 2.7% decrease in output. Investments in residential construction decreased by 2.4%; however, in contrast to previous years, price levels stabilized in real terms (according to a CBS housing price survey). Nonresidential construction activity (commercial, industrial, and public buildings) decreased by 7.4%.

The high growth rate had an impact on the labor market as well. The average unemployment rate stood at approximately 9% in 2005, versus an average 10.4% in 2004. Real wages increased by 2.8% in the first ten months of the year compared to the same months in the previous year. Labor productivity in the business sector increased by 2% in 2005, versus 5% in 2004.


6%
4%
2%
0%
-2%
01
02
03
04
05

Rate of Change in CPI

	2005	2004	Change
Consumer Price Index – November ("known")	**103.2**	100.5	2.7%
Rate of exchange of U.S. dollar (NIS per $1)*	**4.603**	4.308	6.8%
Rate of exchange of Euro (NIS per €1)*	**5.446**	5.877	(7.3%)
Rate of exchange of Swiss Franc (NIS per 1SF)*	**3.498**	3.806	(8.0%)

* as at December 31.


1.50%
0.75%
0.00%
-0.75%
-1.50%
01
02
03
04
05

Balance of Payments Current Account
[Percentage of GDP Surplus (+)/Deficit (-)]

Developments in the Global Economy

The global economy continued to show strength in 2005: world GDP growth was estimated at 4%, following a 4.4% increase in 2004. The largest contribution to global growth came from developing countries, with a growth rate of 7%, while developed countries grew at a rate of 2.6%. The expansion in global economic activity further increased demand for raw materials and energy; the price of a barrel of oil rose from $44 at the beginning of the year to $60 at year end. Other commodity prices also increased, at an average rate of 17%. Earlier concerns about the effect of the increase in raw material and energy prices on economic activity and inflation in the developed countries, particularly the United States, proved unfounded. Growth in the U.S. economy slowed only slightly; in the euro zone, while growth also slowed in comparison to the previous year, numbers towards year end indicated improvement; and Japan posted strong growth for the second consecutive year, compared to recent years. Inflation rose, particularly in the U.S.; however, the inflation rate excluding the increase in gasoline prices still does not constitute a major threat. In response to the increase in inflation, the U.S. Federal Reserve raised the interest rate gradually during 2005, to 4.25%. The interest rate was raised in Europe as well, for the first time in two and a half years, from 2% to 2.25%.

Inflation and Exchange Rates

The Consumer Price Index rose by 2.4% in 2005. The increase in the CPI was mainly influenced by the depreciation in the shekel exchange rate against the dollar, as well as by the increase in gasoline prices. Conversely, increased exposure to cheap imported products from the Far East had the effect of moderating inflation. Additional factors restraining inflation were the unemployment rate, which remained relatively high, and the moderate increase in wages.

The shekel depreciated 6.8% against the dollar and 1.7% against the currency basket. The volume of capital flows to and from Israel increased significantly. Direct investments in Israel reached $5.7 billion, while investments in tradable securities reached $4.2 billion. The sharp increase reflects the change in the geopolitical situation in the region, especially after disengagement from the Gaza Strip, as well as a global trend of increased capital flows to emerging markets. The volume of inflow was similar to that of 2000. A particularly large increase occurred in the volume of outflows, especially in financial investments abroad, which reached $6.2 billion. This increase reflects a trend of global diversification of asset portfolios, which accelerated following the equalization of tax rates on capital gains in Israel and abroad.


8%
6%
4%
2%
0%
1.02
6.02
1.03
6.03
1.04
6.04
1.05
6.05
1.06

Bank of Israel Interest Rate
(percent)

Fiscal and Monetary Policy

The government budget deficit totaled NIS 10.75 billion in 2005, or 1.9% of the GDP, versus a target deficit of 3.4% of GDP. The low deficit resulted mainly from underperformance on the expenditure side. Tax revenues outperformed planning by just 0.5%; however, excluding legislative changes, tax revenues increased considerably by 8%. This increase indicates an expansion of economic activity. Proceeds of privatization totaled NIS 8.6 billion, higher than the government's funding needs, so that the net funding volume was negative. The State budget for 2006 was not approved by the Knesset by the end of 2005, so that the government is still operating according to the 2005 budget.

The Bank of Israel interest rate remained flat at 3.5% for most of the year, until the last quarter, when it rose each month, with a cumulative increase of one percentage point, to 4.5% in December. Note that the interest rate in the U.S. was raised 2 percentage points in 2005, to 4.25%. The small gap between the Israeli and U.S. interest rates are made possible by the economy's strength, which is reflected in the surplus in the current account of the balance of payments and the solid budgetary position. During the last quarter of the year, as noted, the Bank of Israel interest rate began to rise, following a certain increase in the inflation environment as a result of the depreciation of the shekel against the dollar and soaring energy prices.

Money and Capital Markets

Developments in the money and capital markets in 2005 reflected two main processes: a growing influence of world markets on the local market, and a substantial improvement in Israel's economic standing, due to better economic performance as well as political and security-related developments. These factors increased foreign investors' involvement in the domestic market, leading to steep increases in the stock market. The TA-100 index rose by 29.4%, while the TA-25 index rose by 33.3%.

The bonds market showed a positive trend as well; the general bonds index rose by 5.9%. Bond yields in 2005 stabilized at lower levels compared to previous years: CPI-linked bonds at a ten-year term to maturity bore an average yield to maturity of 3.6%, versus 4.2% in 2004. This process reflects the favorable economic conditions, solid budgetary position, and low real interest rates in foreign markets as well.

The public's monetary asset portfolio grew at a nominal rate of 15.6%, mainly due to rising prices in the stock market. The proportion of investments abroad in the public's asset portfolio is growing, especially among institutional investors.

The average daily turnover of stocks and convertible securities (including off-market transactions) increased to NIS 1,001 million in 2005, versus NIS 658 million in 2004, an increase of 52%.

Bond turnovers increased to a daily average of NIS 1,340 million in 2005, versus NIS 959 million in 2004, an increase of 40%.

The gross volume of funding through tradable government bonds in the primary market decreased by 10.8% compared to 2004. The government raised an annual total of NIS 32.0 billion through bond issues, while net funding (after redemptions) totaled NIS 5.4 billion, versus net funding of NIS 18.6 billion in 2004. Of the total, 66% were raised in unlinked instruments and 34% were raised in CPI-linked instruments; there were no issues of foreign currency-linked instruments (compared to NIS 36 billion raised in 2004, of which 69.0% were in unlinked instruments and 31.0% were in CPI-linked instruments).

A total of NIS 6.6 billion was raised through issues of shares and convertible securities (including rights, excluding private issues and allocations) in 2005, versus NIS 3.3 billion raised in 2004.

A daily average of 258,000 TA-25 index options were traded in the options and futures market, versus a daily average of 153,000 options in 2004. Turnovers of dollar exchange rate options increased, with an average of 27,000 options traded daily, versus a daily turnover of 24,000 options in 2004.

Activity of the Bank Group and Description of Business Developments

Bank Hapoalim B.M. (hereafter: the "Bank") was founded in 1921 by the central institutions of the Jewish Settlement (the Yishuv) at the time, the Zionist Histadrut and the Histadrut - General Federation of Hebrew Workers in Eretz Yisrael, and incorporated as a limited company under the Companies Ordinance. The Bank is a "banking corporation" and holds a "bank" license under the directives of the Banking (Licensing) Law, 5741-1981. Over the 84 years of its existence, the Bank has developed a network of branches and an extensive array of commercial banking activities, in all areas of banking, providing a broad range of banking and financial services to its customers. In addition to its operations in Israel, the Group also operates abroad via branches, representative offices, and subsidiaries, as well as through relationships with over 2,500 correspondent banks worldwide. The Bank also has investments, primarily in the areas of insurance and real estate, through equity-basis investees.

The international rating agencies assign the following long-term foreign currency ratings to the Bank: (A2) by Moody's; (A-) by Standard & Poor's, which upgraded to this level in February 2006, from (BBB+); and (BBB+) by Fitch Ratings. The long-term sovereign foreign currency rating of the State of Israel is (A2) by Moody's, and (A-) by Fitch Ratings and Standard & Poor's. In Israel, the Bank is rated (AA+) by Ma'alot - Israeli Securities Rating Co. Ltd.

Operations of the Bank Group in Israel

The Bank operates in all of the various areas of banking. The Bank's activities with most of its customers are handled by two Areas: the Corporate Area and the Retail Area. The Corporate Area provides service to most corporate customers. The Area conducts activities with large corporate clients through specialized sectors operating within its Head Office, while middle-market customers are handled through eight Business Centers located throughout Israel. The Retail Area serves customers including households, private banking clients, and small businesses; since 2004, following the merger of Bank Mishkan into the Bank, it handles mortgage activities as well. The Retail Area operates through 248 branches and business centers, which provide banking services. In addition, three banks operate within the Bank Group in Israel: Bank Massad Ltd., Bank Yahav for Government Employees Ltd., and Bank Otsar Hahayal Ltd.

On January 24, 2006, an agreement was signed in which the Bank committed to sell its full holdings in Otsar Hahayal. The agreement is contingent upon receipt of all required permits within a specified timeframe (for further details, see the Subsidiary and Affiliated Companies section).

The Bank Group's operations in Israel are also conducted through subsidiaries, mainly in the following areas:

A. Charge card and credit card companies - Isracard Ltd., Europay (Eurocard) Israel Ltd., Poalim American Express Ltd., and Aminit Ltd. These companies operate in the area of means of payment, under a single managerial and operational roof - the "Isracard Group"; they issue, operate, and market credit cards within and outside the Bank Group, for use in Israel and abroad.

B. Mutual fund management companies - four mutual fund management companies operate within the Bank Group, two of which - Poalim Mutual Funds Ltd. and Lahak Mutual Funds Management Ltd. - are wholly owned by the Bank (for further details regarding the sale of the mutual funds, see the Capital Market Activity - Capital Market Reform section).

C. An investment portfolio management company - Peilim - Portfolio Management Company Ltd. operates within the Bank Group, managing investment portfolios for institutions and individuals.

D. A group of companies, "Poalim Capital Markets", operates within the Bank Group, providing a broad range of investment banking services, including the initiation, establishment, and management of private investment funds, including venture capital funds, and investments in capital funds and in knowledge-and technology-intensive companies.

E. Hapoalim Hanpakot Ltd., a wholly owned subsidiary of the Bank, raises resources from the public by issuing bonds and subordinated notes and depositing them at the Bank.

F. Provident funds - provident funds operate within the Bank Group (funds for compensation and severance pay, central severance pay funds, sick funds, and advanced study funds). The subsidiary Gmulot Ltd. is engaged in consultancy for investments in provident funds (for further details regarding the sale of the provident funds, see the Capital Market Activity - Capital Market Reform section).

G. Poalim Trust Services Ltd. - provides trust services.

Operations of the Bank Group Abroad

The Bank is working to expand its operations abroad, with the aim of increasing profitability and diversifying risk. This effort is expressed in all areas of international activity, including raising resources, development of Global Private Banking, participation in international transactions, increasing local activities of branches worldwide, and developing relationships with international banks (foreign banks with whom the Bank has contracted to carry out mutual activities will hereafter be referred to as "correspondent banks").

The Bank's operations abroad are focused on private banking and on the corporate sector. Activity with the corporate sector abroad includes providing credit to local and foreign borrowers, mainly through the acquisition of participation in credit organized by leading banks abroad; providing credit to borrowers with an affinity to Israel; and investments in bonds. As part of the Global Private Banking activity, the Bank provides its high net worth customers abroad advanced professional products and services, including investment products and global asset management.

The Bank's international operations encompass Europe, the United States, Canada, Latin America, Asia, and Australia, through branches, representative offices, banking subsidiaries, and asset management subsidiaries.

The Bank maintains relationships with some 2,500 correspondent banks worldwide, through which a considerable part of international activities are conducted. The network of correspondent banks has expanded considerably in recent years, including Central and Eastern European countries, the CIS, Asia, and Latin America.

Subsidiaries abroad are part of the Bank's international operations, alongside those carried out via the Bank's branches abroad. Banking subsidiaries abroad are: Bank Hapoalim (Switzerland) Ltd. and its subsidiary Maritime, Bank Hapoalim (Luxembourg) S.A., Bank Hapoalim (Cayman) Ltd., and Poalim (Latin America) S.A.

In the UK, Poalim Asset Management operates as a company offering sophisticated investment channels to high net worth investors, in part through deposits and plans which are instruments produced by the Bank Group itself, and in part through instruments produced by other suppliers.

The Bank has a wholly-owned subsidiary, Hapoalim International NV, incorporated in the Dutch Antilles, which is engaged in raising foreign currency resources for the Bank through the issuance of debt notes fully guaranteed by the Bank.

Signature Bank - a U.S. bank operating in New York City.

The majority of the Bank's holdings in Signature Bank were sold on March 31, 2005, and the Bank ceased consolidating the financial statements of Signature Bank as of that date. In January 2006, the Bank's holdings in Signature Bank decreased to a rate of less than 5%.

Investec (US) Incorporated (hereafter: the "broker-dealer") - On August 31, 2005, the Bank signed an agreement for the acquisition of the Broker-Dealer, which operates in the United States. The acquisition of the broker-dealer is aimed at expanding the scope of the Bank's activity in securities trading in Israel and abroad, on behalf of its customers in Israel and abroad. (For further details, see the International Activity section).

Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereafter: "Bank Pozitif") - On December 13, 2005, an agreement was signed under which the Bank will acquire 57.55% of the means of control of Bank Pozitif, a bank incorporated and operating in Turkey, specializing in corporate and investment banking. (For further details, see the International Activity section).

Bank Hapoalim Group
Chart of Main Holdings* - December 31, 2005



Bank Hapoalim B.M.
Banks in Israel
Banks Abroad
Financial Services
Non-Financial Companies(2)
Bank Otsar Hahayal(1)
68.0%
Bank Yahav
50.0%
Bank Massad
51.0%
Bank Hapoalim (Switzerland)
100%
Bank Hapoalim (Luxembourg)
100%
Bank Hapoalim (Cayman)
100%
Bank Hapoalim (Latin America)
100%
Isracard
100%
Poalim Capital Markets
100%
Poalim American Express
100%
Europay (Eurocard) Israel
100%
Provident Funds
Mutual Funds
Clal Insurance Enterprises Holdings
14.2%
Industrial Buildings(3)
13.1%

(1) On January 24, 2006, an agreement was signed according to which the Bank committed to sell its full holdings in Bank Otsar Hahayal, contingent upon receipt of all required permits within a fixed timeframe.
(2) On January 26, 2006, the Bank acquired 11% of the capital of Delek Real Estate Ltd.
(3) The company was sold on January 26, 2006.

* The chart includes companies whose operations are significant to the consolidated financial statements.

Forward-Looking Information

The information contained in this report with regard to the description of the Bank's business, its financial status, and the results of its operations may contain forward-looking information, as defined in the Securities Law, 5728-1968. Statements including expressions such as "we believe", "aspire", "expected", "planned", "should", "estimate", "forecast", and similar expressions indicate forward-looking information. This information reflects the Bank's current viewpoint with regard to future events, based on estimates, and is therefore subject to risks and uncertainty.

Control of the Bank

Controlling parties of the Bank at the date of publication of the financial statements are: Arison Holdings (1998) Ltd., Israel Salt Industries Ltd., Salt Industries Holdings of Shares (1998) Ltd., Maine Merchant Bank LLC, Madlen LLC, BH Israel LLC, and BH Investment Associates LLC (all of the aforementioned controlling parties will hereafter be referred to jointly as the "Arison-Dankner Group").

Near the date of publication of the financial statements, the Arison-Dankner Group held 29.0% of the issued and paid-up share capital of the Bank (28.7% with full dilution).

Investments in the Bank's Capital and Transactions in its Shares

The Bank's issued and paid-up share capital near the date of publication of the financial statements is NIS 1,260,534,168, divided into 1,260,534,168 ordinary shares of par value NIS 1 each. Share capital on December 31, 2005, was NIS 1,258,010,840.

As part of a private allocation plan of option notes without proceeds, senior executives were allocated non-tradable option notes exercisable into ordinary shares of the Bank. The balance of option notes near the date of publication of the financial statements totals 183,332 option notes. The balance on December 31, 2005, totaled 2,706,660 option notes.

In 2005, 3,483,331 option notes were exercised into ordinary shares of par value NIS 1, in consideration for a total of NIS 33 million.

From January 1, 2006, to near the date of publication of the financial statements, 2,523,328 additional option notes were exercised into shares, in consideration for NIS 20 million.

In May 2004, the Board of Directors of the Bank approved a plan to allocate 24 million non-tradable option notes without proceeds to permanent Bank employees, exercisable into 24 million shares of Bank Hapoalim. The option notes will be allocated, without employee contribution, over six years, in portions of 4 million option notes each. In December 2005, the Board of Directors of the Bank approved an additional option plan for Bank employees under personal contracts. The plan stipulates that four packets will be granted, one each year in 2006-2009. The number of option notes to be granted under the plan in each of the years will be determined by the Board of Directors of the Bank, at its sole discretion.

Under the plan described above, the Bank allocated the first three packets of option notes to its employees in August 2004, February 2005, and February 2006. The first packet was allocated to employees under personal contracts in February 2006. The balance of unexercised option notes for employees near the date of publication of the financial statements totaled 12,011,962 option notes.

During 2005, companies that are part of the Arison-Dankner Group and/or are under the control of companies in this Group sold 83,695,060 shares of Bank Hapoalim in off-floor transactions, as detailed below:

- On January 20, 2005, BH Co - Investment Associates LLC sold 115,000 shares of the Bank, which constituted 0.01% of the issued capital of the Bank, in consideration for NIS 15.3 per share, at a total consideration of NIS 2 million.
- On January 23, 2005, BH Co - Investment Associates LLC sold 200,000 shares of the Bank, which constituted 0.02% of the issued capital of the Bank, in consideration for NIS 15.5 per share, at a total consideration of NIS 3 million.
- On January 24, 2005, BH Co - Investment Associates LLC sold 185,000 shares of the Bank, which constituted 0.01% of the issued capital of the Bank, in consideration for NIS 15.9 per share, at a total consideration of NIS 3 million.
- On February 17, 2005, Arison Holdings (1998) Ltd. sold 27,000,000 shares of the Bank, which constituted 2.1% of the issued capital of the Bank, in consideration for NIS 16.05 per share, at a total consideration of NIS 433 million.
- On February 17, 2005, Israel Salt Industries Ltd. sold 21,000,000 shares of the Bank, which constituted 1.7% of the issued capital of the Bank, in consideration for NIS 16.05 per share, at a total consideration of NIS 337 million.
- On February 17, 2005, Salt Industries Holdings in Shares (1998) Ltd. sold 2,500,000 shares of the Bank, which constituted 0.2% of the issued capital of the Bank, in consideration for NIS 16.05 per share, at a total consideration of NIS 40 million.
- On February 17, 2005, Hyperion BH Holdings LLC sold 4,500,000 shares of the Bank, which constituted 0.4% of the issued capital of the Bank, in consideration for NIS 16.05 per share, at a total consideration of NIS 72 million.
- On July 27, 2005, Hyperion BH Holdings LLC sold 27,086,496 shares of the Bank, which constituted 2.15% of the issued capital of the Bank, in consideration for NIS 15.05 per share, at a total consideration of NIS 408 million.
- On July 27, 2005, Hyperion BH Holdings II LLC sold 1,108,564 shares of the Bank, which constituted 0.09% of the issued capital of the Bank, in consideration for NIS 15.05 per share, at a total consideration of NIS 17 million.

With these sales, the corporations Hyperion BH Holdings LLC and Hyperion BH Holdings II LLC ceased to be interested parties in the Bank, as part of the Arison-Dankner Group.

During 2006, a portion of the subordinated notes in the amount of NIS 1 billion, which constitute Tier 2 capital for the purpose of calculating the ratio of capital to risk factors, will cease to be considered as Tier 2 capital. In order to maintain the volume of Tier 2 capital, in 2005 the Bank published several prospectuses for funding through subordinated notes. The balance of subordinated notes which have not yet been issued totals NIS 674 million, and will be issued to the public from time to time, based on the Bank's needs, taking into consideration the change in risk components, capital, and market conditions required to comply with the directives of the Supervisor of Banks regarding minimum capital ratios.

Dividends

The Board of Directors of Bank Hapoalim has decided on a dividend policy under which at least half of net profits are distributed as dividends each year, every quarter.The distribution of dividends by the Bank is subject to legal directives, including restrictions derived from Proper Conduct of Banking Business Directive No. 331, with regard to the distribution of dividends by a banking corporation. No dividend will be distributed which would bring about one of the following: (1) the Bank could not comply with the Supervisor of Banks' restrictions with regard to dividend distribution (as specified in Proper Conduct of Banking Business Directive No. 331); or (2) the ratio of the Bank's capital to risk assets would drop below 9%; or (3) the non-monetary assets of the Bank would exceed its shareholders' equity; or (4) the Bank could not comply with the requirements of Section 23A of the Banking (Licensing) Law, 5741-1981 (the "Banking (Licensing) Law"), which stipulates a limit with regard to the percentage of capital which a banking corporation may invest in real corporations; or (5) the Bank's ratio of Tier 1 capital (excluding hybrid Tier 1 capital) to risk assets would drop below 6%.

The permission granted by the Governor of the Bank of Israel to the Arison-Dankner Group to acquire the controlling interest in Bank Hapoalim states that no dividend shall be distributed from profits accrued at the Bank up until June 30, 1997 (the day prior to the acquisition of the controlling interest), unless the Supervisor of Banks has consented in advance and in writing.

The balance of surplus at the Bank on December 31, 2005, totaled NIS 8,592 million, of which a total of NIS 2,786 million cannot be distributed as dividends.

Following is a list of the dividends distributed by the Bank in the last three years (in nominal NIS millions, according to the dates of dividend payout):

Date of declaration	Date of payment	Dividend per share (in agorot)	Dividend paid in cash (in NIS millions)
Dec. 19, 2005	Jan. 18, 2006	29	365
Nov. 22, 2005	Dec. 15, 2005	31	390
Aug. 17, 2005	Sep. 13, 2005	31	390
May 18, 2005	Jun. 14, 2005	42	528
Mar. 21, 2005	Apr. 14, 2005	27	339
Nov. 24, 2004	Dec. 20, 2004	30	376
Aug. 30, 2004	Sep. 23, 2004	29	363
May 30, 2004	Jun. 22, 2004	21	263
Mar. 30, 2004	Apr. 29, 2004	17	213

Proposed dividend: On March 27, 2006, the Bank's Board of Directors declared a dividend of NIS 139 million, representing 11% of issued share capital of the Bank, or 11 agorot per NIS 1 par value share.The Board of Directors further resolved to declare April 5, 2006, as the date of record, April 6, 2006, as the ex-date, and April 20, 2006, as the date of payment.


3000
2250
1500
750
0
20
15
10
5
0
01
02
03
04
05

Net Profit and Return on Equity

Net Profit (NIS million)

Return on equity (percent)

Profit and Profitability

The net profit of the Bank Hapoalim Group totaled NIS 2,908 million, compared with NIS 2,107 million in 2004, an increase of 38.0%

Net return on equity amounted to 20.0%, compared with 15.2% in 2004.

Set out below are details of the Bank Group's net return on equity during the last five years:

2005	2004	2003	2002	2001
20.0%	15.2%	10.4%	2.7%	7.6%

The increase in the Group's net profit in 2005, compared with 2004, resulted mainly from the following factors:

1. An NIS 538 million increase in profit from financing activities before provision for doubtful debts.
2. An NIS 500 million decrease in provision for doubtful debts.
3. An NIS 376 million increase in operating and other income.
4. An NIS 311 million increase in net profit from extraordinary transactions after taxes.

However, the following factors had the effect of reducing net profit:

1. An NIS 613 million increase in operating and other expenses.
2. An NIS 289 million increase in the provision for taxes on operating profit.

Discontinuance of adjustment of financial reports:

Israel Accounting Standards Board Standard No. 12 regarding the discontinuation of adjustment of financial statements applies to financial statements for periods beginning January 1, 2004. In accordance with this Standard, adjustment of the financial statements for inflation has been discontinued as of January 1, 2004.

The Bank presented statements adjusted for inflation up until the date of the transition, in accordance with Opinion Statement 36 of the Institute of Certified Public Accountants in Israel. For details concerning the change, see Note 2 to the Financial Statements.

Developments in Income and Expenses

Profit from financing activities before provision for doubtful debts totaled NIS 7,609 million, compared with NIS 7,071 million in 2004, an increase of 7.6%.

The aggregate interest spread in 2005 reached 1.48%, compared to 1.45% in 2004.

The following are the principal factors that influenced profit from financing activities:

1. An NIS 175 million increase due to the effect of changes in exchange rates on the financial capital invested in the foreign currency segment (of which: an NIS 130 million increase due to the positive effect of a 6.8% increase in the dollar exchange rate in 2005, compared with a 1.6% decrease in 2004, on the financial capital invested in the dollar-linked segment).
2. An NIS 167 million increase due to the positive effect of the 2.7% increase in the known CPI in 2005, compared with 0.9% in 2004, on the financial capital invested in the CPI-linked segment.
3. An NIS 149 million increase as a result of an increase in the volume of financial activity, including derivatives activity.
4. An NIS 115 million increase in interest income not previously recorded in respect of problematic debts.
5. An NIS 112 million decrease in profits from the realization of bonds.


7500
6000
4500
3000
1500
03
04
05

Financing Profit
(NIS million)

Financing profit before provision for doubtful debts

Financing profit after provision for doubtful debts


7500
6000
4500
3000
1500
01
02
03
04
05

Financing Profit and Operating Income (NIS million)

Profit from financing activities
Operating income


60%
45%
30%
15%
0%
Unlinked
CP -linked
Foreign currency and f.c. linked

Contribution to Activity and Profit by Segment Excl. Other Income (percent)

Volume*
Profit*
* Including ALM and Hedge transactions

The following table details the volume of activity in the different linkage segments and the profit from financing activity from them, including activity in derivative financial instruments (principally forward, spot, and interest rate swap transactions) conducted for the purpose of covering exposures between the different linkage segments (hereinafter: "ALM activity").

Set out below is the contribution to profit from financing activities of the different linkage segments:

	2005			2004		
	Volume of activity	Contribution to profit including effect of derivatives		Volume of activity	Contribution to profit including effect of derivatives	
	%	NIS millions	%	%	NIS millions	%
Israeli currency:						
Unlinked	**27.5**	**3,063**	**40.3**	26.0	2,790	39.5
CPI-linked	**15.7**	**1,281**	**16.8**	17.3	1,222	17.3
Foreign currency (including f.c. linked)	**56.8**	**2,068**	**27.2**	56.7	1,741	24.6
Other derivative financial instruments, net (non-ALM)	**-**	**100**	**1.3**	-	249	3.5
Other financing income, net	**-**	**1,097**	**14.4**	-	1,069	15.1
Total	**100.0**	**7,609**	**100.0**	100.0	7,071	100.0

Unlinked NIS segment - Profit from financing activities in the unlinked NIS segment increased by NIS 273 million or 9.8% compared with 2004 and totaled NIS 3,063 million, due mainly to the increase in the volume of activity and the increase in financial capital invested in this segment. The interest spread in the segment amounted to 2.81%, compared with 2.92% in 2004.

CPI-linked NIS segment - Profit from financing activities in the CPI-linked NIS segment rose by NIS 59 million, an increase of 4.8% compared with 2004, and totaled NIS 1,281 million. The increase resulted from the positive effect of the increase in the known CPI; conversely, the volume of activity in this segment decreased by 5.3%. The interest spread in the segment amounted to 1.02%, compared with 1.15% in 2004.

Foreign currency denominated and foreign currency linked segment - Profit from financing activity in the segment rose by NIS 327 million, an increase of 18.8% compared with 2004, and totaled NIS 2,068 million. The increase in profit resulted from an increase in the volume of activity in the segment, by 4.8% compared with 2004, as well as the positive effects of changes in the exchange rate on the financial capital invested in the segment. The interest spread in this segment stood at 0.91%, compared with 0.80% in 2004.

Other derivative financial instruments, net - This item includes the net results from activity in derivative financial instruments not defined as hedging or ALM activity, principally the results of back-to-back activity in structured products, as well as activity in currency and interest rate options. Net income in this item decreased from a total of NIS 249 million to NIS 100 million in 2005, mainly due to a decrease of NIS 145 million in the results of activity in currency options, which resulted from the effect of changes in exchange rates.

Other financing income - Net income under this item totaled NIS 1,097 million, compared with NIS 1,069 million in 2004. This item mainly includes income from interest not previously recorded, commissions from financing activity, profits from the realization of bonds, and buy-sell spreads in foreign currency.

Set out below is the development of financing profit by principal segments of activity:

	For the year ended December 31		
	2005	2004	Change
Segment	NIS millions		%
Households Segment	**1,727**	1,693	2.0
Private Banking Segment	**1,307**	1,457	(10.3)
Small Business Segment	**903**	809	11.6
Commercial Segment	**459**	433	6.0
Corporate Segment	**2,179**	2,080	4.8
Financial Management Segment	**1,034**	599	72.6
Total	**7,609**	7,071	7.6



1200
1100
1000
900
800
14%
11%
8%
5%
2%
01
02
03
04
05

General and Supplementary Provision for Doubtful Debts
Actual (NIS million) and as percentage of shareholders' equity

The provision for doubtful debts is made on a conservative basis and with due regard for the risks inherent in the credit portfolio. The provision for doubtful debts totaled NIS 1,268 million, compared with NIS 1,768 million in 2004, a decrease of 28.3%.

The specific provision for doubtful debts totaled NIS 1,315 million, compared with NIS 1,766 million in 2004, a decrease of 25.5%.

The specific provision for doubtful debts was a result of factors including the continuing recession of the Israeli economy, the security events, the continuing erosion of the ability to repay debts and erosion in the collateral of borrowers in the different sectors of the economy, as noted in the section on "Credit Risks". The decrease in the provision was influenced by the decrease in specific provisions for doubtful debts recorded in the past, among other factors.

The decrease in the volume of the specific provision, as compared to 2004, encompassed most sectors of the economy, particularly credit to the industry and construction and real estate sectors, and to private individuals.

Set out below is the development of the provision for doubtful debts by principal segments of activity:

	For the year ended December 31		
	2005	2004	Change
Segment	NIS millions		%
Households Segment	**87**	186	(53.2)
Private Banking Segment	**10**	26	(61.5)
Small Business Segment	**152**	298	(49.0)
Commercial Segment	**171**	193	(11.4)
Corporate Segment	**848**	1,065	(20.4)
Total	**1,268**	1,768	(28.3)


3200
2400
1600
800
0
1.6%
1.2%
0.8%
0.4%
0%
01
02
03
04
05

Specific Provision for Doubtful Debts

- Amount (NIS million)
- Percentage from credit to the public

Set out below are details of the development of provision for doubtful debts:

	For the year ended December 31		
	2005	2004	2003
	NIS millions		
Specific provision	**1,315**	1,766	2,308
Supplementary provision	**(47)**	2	51
Total	**1,268**	1,768	2,359
Ratio of specific provision to total credit to the public:			
Balance sheet:	**0.71%**	0.96%	1.23%
Balance sheet and off-balance sheet:	**0.42%**	0.62%	0.84%

The supplementary provision for doubtful debts, which is based on unidentified risk inherent in customer indebtedness portfolios, decreased by NIS 47 million, compared to the NIS 2 million increase in 2004. The decrease mainly resulted from the Supervisor of Banks' approval for the cancellation of a supplementary provision in the amount of NIS 29 million made in the past in respect of credit granted to finance shares tradable on the stock exchange, for which a receiver has been appointed, and from a decrease due to a decrease in the volume of problematic debt. The balance of the supplementary provision totaled NIS 449 million on December 31, 2005.

The balance of the general provision for doubtful debts totaled NIS 723 million on December 31, 2005. The cumulative balance of the general provision and the supplementary provision for doubtful debts on December 31, 2005, totaled NIS 1,172 million.

Since the general provision and the supplementary provision for doubtful debts are not recognized as an expense for tax purposes, given the rates of tax on income, the balance of the general and supplementary provision was equivalent to a specific provision of NIS 2.1 billion and accounted for 0.37% of total credit to the public (balance-sheet and off-balance sheet).

Profit from financing activities after provision for doubtful debts totaled NIS 6,341 million compared with NIS 5,303 million in 2004, an increase of 19.6%.

Operating and other income totaled NIS 4,591 million, compared with NIS 4,215 million in 2004, an increase of 8.9%.

Income from capital market activity increased by 24.1%, and totaled NIS 1,613 million compared with NIS 1,323 million in 2004. The increase largely derived from commissions on securities transactions, which totaled NIS 746 million, compared with NIS 573 million in 2004, an increase of 30.2%. The increase resulted mainly from the substantial increase in the volume of transactions on the Tel Aviv Stock Exchange. Income from management fees of mutual funds amounted to NIS 499 million, compared with NIS 402 million in 2004, an increase of 24.1%, due to the growth in mutual fund assets. Income from provident fund management fees increased by 5.7% and totaled NIS 368 million, compared with NIS 348 million in 2004.

A net profit was recorded in 2005 from sales of shares and gains in value recorded for investments in shares, in the amount of NIS 72 million, compared with NIS 109 million in 2004.


7.8%
11.7%
9.6%
22.2%
7.1%
2.2%
2.6%
17.8%
18.9%

Composition of Operating Income
(percent)

- Account management fees
- Payments system services
- Income from credit cards
- Processing of credit and compilation of contracts
- Computerized information & authorization services
- Foreign trade & special foreign currency services
- Securities activity income
- Mutual & provident fund management fees
- Other income



2005
24.9%
16.9%
58.2%
2004
24.0%
17.4%
58.6%

Distribution of Operating and Other Expenses (percent)

- Salary and related expenses
- Maintenance and depreciation of buildings and equipment
- Other expenses



10000
8000
6000
4000
2000
65%
60%
55%
50%
45%
01
02
03
04
05

Total Operating Income and Operating Expenses (NIS million)

- Total income
- Operating expenses
- Operational coverage ratio

Operating and other income not deriving from capital market activity and investment in shares amounted to NIS 2,906 million, compared with NIS 2,783 million in 2004, an increase of 4.4%. Most of the increase derived from an increase in credit card companies' contribution to the operating income of the Bank Group (before deduction of expenses relating to this activity), which totaled NIS 1,021 million, compared with NIS 903 million in 2004, an increase of 14.1%. The change was minimal in the other operating commissions.

Operating and other expenses totaled NIS 6,991 million, compared with NIS 6,378 million in 2004, an increase of 9.6%, due mainly to the increase in salary expenses.

Salary expenses totaled NIS 4,068 million, compared with NIS 3,742 million in 2004, an increase of 8.7%. Most of the increase in salary expenses was due to an increase in the provision for the bonus to employees in 2005, as a result of the improvement in profitability, as well as the effect of the increase in the price of the Bank's shares on the provision for phantom option plans, which totaled NIS 696 million, compared with NIS 475 million in 2004. Salary expenses, excluding the effect of the bonus and the phantom units, totaled NIS 3,372 million, an increase of 3.2% compared to 2004.

Maintenance expenses and depreciation of buildings and equipment totaled NIS 1,185 million, compared with NIS 1,108 million in 2004, an increase of 6.9%. The increase resulted from an increase in property rental fees and in depreciation of computers.

Other expenses totaled NIS 1,738 million, compared with NIS 1,528 million in 2004, an increase of 13.7%, which resulted mainly from the increase in IT expenses, advertising and marketing expenses, an increase in commissions due to an increase in the volume of activity, and provisions for legal claims.

The coverage of operating and other expenses by operating and other income reached 65.7% in 2005, compared with 66.1% in 2004 (neutralizing the expense attributed to a bonus for profit from extraordinary activities, the coverage rate reached 67.3%, compared with 66.9% in 2004).

The ratio of expenses to income, calculated according to the ratio of operating and other expenses to profit from financing activities before provision for doubtful debts and to operating and other income, reached 57.3%, compared with 56.5% in 2004 (neutralizing the expense attributed to a bonus for profit from extraordinary activities, the ratio of expenses to income reached 55.9%, compared with 55.8% in 2004).

Operating profit before taxes totaled NIS 3,941 million, compared with NIS 3,140 million in 2004, an increase of 25.5%.

The return of operating profit before taxes on equity(1)(2) reached 26.6%, compared with 23.1% in 2004.

Provision for taxes on operating profit totaled NIS 1,650 million, compared with NIS 1,361 million in 2004. The effective rate of tax as a ratio of operating profit before taxes reached 41.9%, compared with the statutory tax rate of 43.6%. The effects of the positive CPI on the deduction for inflation and a low statutory tax rate at consolidated companies decreased the effective tax rate, while taxes recorded in respect of previous years offset this effect.

(1) Taking into consideration the date on which the dividend is recorded in the financial statements.
(2) With regard to the method of calculating the return as of 2006, see the table at the end of this section.


6000
5000
4000
3000
2000
65%
60%
55%
50%
45%
01
02
03
04
05

Operating Expenses and Operating Income Quantitative data (NIS million) and operational coverage ratio

- Operating income
- Operating expenses
- Operational coverage ratio

Operating profit after taxes totaled NIS 2,291 million, compared with NIS 1,779 million in 2004, an increase of 28.8%.

The return of operating profit after taxes on equity(1)(2) reached 15.4%, compared with 13.1% in 2004.

The Bank's share in the net profits of equity-basis investees after taxes totaled NIS 106 million, compared with NIS 101 million in 2004. Most of the contribution to profits came from Clal Insurance Enterprises Holdings, at a total of approximately NIS 85 million.

Minority interests' share in net operating profits after taxes of consolidated companies totaled NIS 79 million, compared with NIS 52 million in 2004.

Net operating profit totaled NIS 2,318 million, compared with NIS 1,828 million in 2004.

Net profit from extraordinary transactions, after taxes amounted to NIS 590 million, due mainly to the sale of the majority of the holdings in shares of Signature Bank and the realization of shares of Amot. In 2004, profit from extraordinary transactions after taxes totaled NIS 279 million, due mainly to profit from the decrease in the rate of holdings of Signature Bank shares, both through share issues and through the sale of shares, as well as to the sale of some of the shares of Clal Insurance Enterprises Holdings.

The net profit of the Bank Group totaled NIS 2,908 million, compared with NIS 2,107 million in 2004, an increase of 38.0%

Net return on equity(2) taking into account the date of record of the dividend, reached 20.0%, compared with 15.2% in 2004.

Net profit per share of NIS 1 par value of share capital amounted to NIS 2.31, compared with NIS 1.67 in 2004.

Development and Comparison of Profitability Indices(2)

	2005	2004	2003	2002	2001
Return of operating profit before taxes on equity, net	**26.6%**	23.1%	17.2%	6.5%	20.5%
Return of operating profit after taxes on equity, net	**15.4%**	13.1%	10.4%	4.1%	11.3%
Return of net profit on equity	**20.0%**	15.2%	10.4%	2.7%	7.6%

Changes in the method of calculating return on equity, starting in 2006

The Bank calculates return on equity based on shareholders' equity at the beginning of the year, plus additional capital raised, less dividends, taking into consideration the date on which the dividend is recorded in the financial statements.

(1) Taking into consideration the date on which the dividend is recorded in the financial statements.
(2) With regard to the method of calculating the return as of 2006, see the table at the end of this section.

In accordance with the directive of the Supervisor of Banks, in financial statements as of 2006, dividends deducted from capital during the accounting year will not be taken into consideration when calculating return on equity.

Following are details of the development of returns, when calculated according to the method described above:

	2005	2004	2003	2002	2001
Return of operating profit before taxes on equity, net	**25.4%**	22.4%	17.2%	6.4%	19.9%
Return of operating profit after taxes on equity, net	**14.8%**	12.7%	10.4%	4.0%	10.9%
Return of net profit on equity	**19.1%**	14.8%	10.4%	2.7%	7.4%

Developments in Balance Sheet Items


250
200
150
100
50
01
02
03
04
05

Total Balance Sheet
(NIS billion)
Amount

The consolidated balance sheet totaled NIS 273.3 billion on December 31, 2005, compared with NIS 262.0 billion on December 31, 2004, an increase of 4.3%.

The cessation of inclusion of balance sheet balances of Signature Bank as of the date of the sale of the majority of the Bank's holdings in Signature Bank at the end of the first quarter of 2005 led to a significant decrease in some balance sheet items (securities and deposits from the public). Excluding the balances of Signature Bank, the total balance sheet increased by 10.0% compared to the end of 2004.

With regard to the cessation of consolidation of the reports of Signature Bank, see Note 7(F) to the condensed financial statements.

The following are the developments in the main balance sheet items:

				Excluding Signature Bank data	
	31.12.05	31.12.04	Change	31.12.04	Change
	NIS million		%	NIS million	%
Total balance sheet	**273,265**	262,042	4.3	248,454	10.0
Credit to the public	**185,133**	182,470	1.5	179,543	3.1
Cash on hand and deposits with banks	**41,062**	31,041	32.3	30,735	33.6
Securities	**33,813**	36,001	(6.1)	25,008	35.2
Deposits from the public	**213,892**	206,666	3.5	195,051	9.7
Bonds and subordinated notes	**21,361**	18,251	17.0	18,251	17.0
Shareholders' equity	**16,278**	15,166	7.3	15,166	7.3

Following are the developments in balances of customers' assets managed by the Bank Group:

	December 31		
	***2005**	**2004	Change
	NIS million		%
Managed by mutual funds	**42,950**	39,066	9.9
Managed by provident funds and advanced study funds	**96,135**	85,275	12.7
Customers' securities portfolios	**315,323**	245,935	28.2
Total	**454,408**	370,276	22.7

* Including customers' assets from the first-time consolidation of Maritime, in the amount of NIS 8,530 million.

** Balances as at the end of 2004 include balances in respect of Signature Bank customers, in the amount of NIS 4,114 million.



80
60
40
20
0
04
05

Credit to the Public by Linkage Segment (NIS billion)

- Unlinked
- CPI-linked
- Foreign currency denominated and linked

Credit to the public amounted to NIS 185.1 billion on December 31, 2005, compared with NIS 182.5 billion at the end of 2004, an increase of 1.5% (an increase of 3.1% excluding Signature Bank balances).

Set out below are the details of the volume of credit to the public, according to different linkage segments:

	Balance as of December 31		Change		Share of segment in total credit as of December 31	
	2005	2004			**2005**	2004
	NIS millions		NIS millions	%	%	%
Israeli currency:						
Unlinked	**73,225**	64,789	8,436	13.0	**39.6**	35.5
CPI-linked	**57,201**	52,804	4,397	8.3	**30.9**	28.9
Foreign currency						
(including f.c. linked)	**54,687**	64,877	(10,190)	(15.7)	**29.5**	35.6
Non-monetary items	**20**	-	20	-	**-**	-
Total	**185,133**	182,470	2,663	1.5	**100.0**	100.0



0.5%
13.8%
13.8%
11.1%
21.4%
7.2%
32.2%

Distribution of Credit to the Public by Economic Sector
(Including off-balance sheet items, percent)

- Agriculture
- Industry
- Construction & real estate
- Commerce, hotels & communications
- Financial and business services
- Other services & infrastructure
- Individuals

Credit in the unlinked NIS segment increased by NIS 8.4 billion, an increase of 13.0%. The increase in the share of unlinked credit in the credit portfolio is an ongoing trend.

Credit in the CPI-linked NIS segment increased by NIS 4.4 billion, an increase of 8.3%.

Foreign currency denominated and foreign currency linked credit decreased by NIS 10.2 billion, a decrease of 15.7% (a decrease of 11.7%, neutralizing the balances of Signature Bank). The decrease mainly resulted from a decrease in the volume of dollar-denominated credit, due to the increase in the interest rate.

Overall Credit Risk to the Public

Overall credit risk to the public includes: risk in respect of balance-sheet credit, which is comprised of credit to the public, the public's investments in bonds, and assets derived from derivative instruments acquired by the public; and off-balance sheet credit risk, which is comprised of transactions in off-balance sheet financial instruments, unutilized credit facilities, and obligations in respect of the granting of credit.

Overall credit risk to the public on December 31, 2005, totaled NIS 328.0 billion, compared with NIS 303.4 billion at the end of 2004, an increase of 8.1%.


200
150
100
50
0
85%
80%
75%
70%
65%
01
02
03
04
05

Deposits from the Public
(NIS billion)

Deposits from the public
Percenage from the balance sheet


80
60
40
20
0
04
05

Deposits from the Public by Linkage Segment (NIS billion)

Unlinked
CPI-linked
Foreign currency denominated and linked

Total deposits on December 31, 2005, amounted to NIS 223.7 billion, compared with NIS 218.0 billion at the end of 2004. These deposits include deposits from the public, deposits from the Government, and deposits from the Bank of Israel and other banks.

Deposits from the public on December 31, 2005, totaled NIS 213.9 billion, compared with NIS 206.7 billion at the end of 2004, an increase of 3.5% (a 9.7% increase, excluding Signature Bank balances).

The following is a breakdown of the portfolio of deposits from the public in the different linkage segments:

	Balance as of December 31		Change		Share of segment in total deposits from the public as of December 31	
	2005	2004			**2005**	2004
	NIS millions		NIS millions	%	%	%
Israeli Currency:						
Unlinked NIS	**91,542**	83,198	8,344	10.0	**42.8**	40.3
CPI-linked NIS	**29,559**	32,019	(2,460)	(7.7)	**13.8**	15.5
Foreign currency (including f.c. linked)	**92,771**	91,449	1,322	1.4	**43.4**	44.2
Non-monetary items	**20**	-	20	-	**-**	-
Total	**213,892**	206,666	7,226	3.5	**100.0**	100.0

Unlinked shekel deposits from the public totaled NIS 91.5 billion on December 31, 2005, compared with NIS 83.2 billion at the end of 2004, an increase of 10.0%. The unlinked shekel segment's share of total deposits reached 42.8% at the end of 2005, compared with 40.3% at the end of 2004.

CPI-linked shekel deposits from the public amounted to NIS 29.6 billion on December 31, 2005, compared with NIS 32.0 billion at the end of 2004, a decrease of 7.7%.

The share of the CPI-linked shekel segment out of total deposits fell from 15.5% at the end of 2004 to 13.8% at the end of 2005. This change reflects the continuing transition by the public from CPI-linked to unlinked instruments. The trend expresses the public's preference for investments with a shorter horizon, as well as lessened concerns over inflation.

Foreign currency denominated and foreign currency linked deposits from the public increased by 1.4% to NIS 92.8 billion at the end of 2005, compared with NIS 91.4 billion at the end of 2004. The increase mainly derived from an increase in deposits at subsidiaries and branches abroad. The foreign currency denominated and foreign currency linked segment's share of total deposits decreased from 44.2% at the end of 2004 to 43.4% at the end of 2005.

Deposits from banks totaled NIS 6.4 billion at the end of 2005, compared with NIS 7.3 billion at the end of 2004.

Bonds and subordinated notes totaled NIS 21.4 billion on December 31, 2005, compared with NIS 18.3 billion at the end of 2004, an increase of 17.0%.

The increase resulted from issues of bonds and subordinated notes on the TASE during 2005.

The value of securities held by the Bank Group on December 31, 2005, totaled NIS 33.8 billion, compared with NIS 36.0 billion at the end of 2004, a decrease of 6.1%. The decrease resulted from the cessation of consolidation of Signature Bank. Excluding Signature Bank balances, this item increased by 24.5% compared with the end of 2004. The increase mainly resulted from an investment by the U.S. branches in mortgage-backed securities, at a total value of $1.3 billion.

The following is the distribution of the securities portfolio in the different linkage segments:

	Balance as of December 31				Share of segment in total securities as of December 31	
	2005	2004	Change		**2005**	2004
	NIS millions		NIS millions	%	%	%
Israeli Currency:						
Unlinked NIS	**11,770**	9,828	1,942	19.8	**34.8**	27.3
CPI-linked NIS	**1,633**	2,222	(589)	(26.5)	**4.8**	6.1
Foreign currency (including f.c. linked)	**18,943**	22,093	(3,150)	(14.3)	**56.1**	61.4
Non-monetary items	**1,467**	1,858	(391)	(21.0)	**4.3**	5.2
Total	**33,813**	36,001	(2,188)	(6.1)	**100.0**	100.0

The decrease in the foreign currency securities portfolio mainly resulted from the effects of the cessation of consolidation of Signature Bank, which contributed a total of NIS 11 billion to balances at the end of 2004.

Buildings and equipment - The undepreciated cost of buildings and equipment on December 31, 2005, totaled NIS 3.7 billion, similar to the balance at the end of 2004.

Set out below are details of investments in buildings and equipment:

	December 31			
	2005			2004
	Cost	Accumulated depreciation	balance	balance
	NIS millions			
Buildings and land, including installations and improvements to rentals	**3,741**	**1,388**	**2,353**	2,419
Equipment, including computers and software, furniture, and vehicles	**3,200**	**1,824**	**1,376**	1,223
Total	**6,941**	**3,212**	**3,729**	3,642

The buildings in which the Bank's business is conducted in Israel are owned by the Bank or by its asset companies, or rented for various rental periods. The majority of assets in which the Group's business is conducted abroad are rented.

The Bank owns 214 properties, with an area of 199,000 square meters, of which 196 properties with an area of 120,000 square meters are used for branches and call centers; 27 properties with an area of 42,000 square meters are used for headquarters (some are combined with branches); the remainder, with an area of 37,000 square meters, is used for support, storage, parking, etc.

In addition to the buildings under its ownership, the Bank rents 130 buildings, with an area of 87,000 square meters, of which 109 properties are used for branches and call centers.

Rubenstein Towers - an office building comprised of three towers, used for some Head Office employees, with an area of approximately 24,000 square meters, in which the Bank owns two of the towers. The Bank holds an option to purchase the third tower, which is rented, until March 1, 2007, in consideration for NIS 62 million.

For further information regarding buildings and equipment, see Note 8 to the Financial Statements.

IT Infrastructures

The Bank has two central IT sites: a main production site and a backup and development site, to ensure maximum survivability. A main computer and open systems are installed at each site, so that there is a backup for the Bank's critical systems in case of a disaster. The Bank's core system is installed on an IBM model 2084/306 mainframe computer with a power of 2351 MIPS, at the production site. The computer at the backup and development site is a 2084/302 model, with a power of 928 MIPS. In case of an emergency switch to the backup site, the Bank has the ability to immediately increase the power of the backup computer to the level of the production computer by operating dormant engines; i.e., the backup site has the capacity for the computer power required for all of the Bank's routine business activity. The data storage volume on the central computer, based on magnetic disks made by HDS, is 27 TB at both sites, with a "warm" copy of the information, which is updated simultaneously with the original data, at the backup site. The central storage network for the decentralized environments (systems other than the mainframe computer) includes magnetic disks made by HDS and EMC, with a capacity of 69 TB at both sites. In addition, there are two automated robotic systems made by IBM at the production and backup sites which maintain a supply of 6,000 tapes containing two identical copies of an additional duplicate backup of all of the information and systems. The Bank has databases on optical disks which store copies of paper documents, such as registration documents for provident funds, mortgage documents, etc., for everyday use in data retrieval and in order to retain an accessible historical copy of these data.

The Bank has a highly advanced data and voice communications network, with high data transmission speeds. The communications network has high survivability and includes backups that allow work with both of the Bank's IT centers. The Campus network, which connects the Bank's Head Office buildings, is based on an infrastructure of optical fibers with a high bandwidth.

The Bank's branches are computerized and are connected online to the IT centers at the Operations Area. Approximately 825 servers and 10,000 workstations are installed at the branches and administrative offices. In addition, stock market information stations are installed at the branches, for use by customers and bankers. 466 advanced ATMs and 659 information and check deposit devices are available to customers (335 are inside branches and 324 are on outer walls of branches).

The IT and operations systems of subsidiaries abroad are based on independent systems. Administrative responsibility for these systems rests with the management of the subsidiaries and their boards of directors, while professional responsibility belongs to the Head of the Operations Area. Subsidiaries abroad are linked to a private network for communication with the Bank in Israel. This system is used for encrypted, secure voice and data communications. The Bank has invested in the development of an Internet system for the use of international customers which retrieves and presents information on customers' accounts at the Bank's branches abroad and in Israel.

Investment in information security in data systems is an integral, inseparable part of the development of modern information systems. In the Bank's systems, information security is implemented on several levels and circuits, in order to ensure that the Bank's systems are optimally protected against penetration, unauthorized access, or damage. All information traffic on computer networks is encrypted, and the internal communication system is entirely separated from external networks by various means of protection, including an advanced firewall and other methods. All external e-mail traffic is examined by antivirus software at a server external to the network, and is filtered and monitored before entering the internal e-mail system through several layers of protection. All workstations and servers at the Bank are protected at all times by up-to-date antivirus software. All information-related projects at the Bank are accompanied from their inception by an information security team that ensures strict compliance with information security rules, preservation of the privacy of information, and the restriction of access to information to authorized personnel only. The Bank routinely carries out resilience tests and information security surveys of its systems, in order to ensure that information security is maintained at all times and complies with the strict rules established in this area.


16000
15000
14000
13000
12000
11%
9%
7%
5%
3%
01
02
03
04
05

Financial Stability Ratios

- Shareholders' equity (NIS million)
- Ratio of capital to risk assets
- Ratio of capital to balance sheet

Shareholders' equity totaled NIS 16.3 billion on December 31, 2005, compared with NIS 15.2 billion at the end of 2004, an increase of 7.3%. The increase is attributable mainly to the increase in net profit for 2005, which was offset by dividends in the amount of NIS 2.0 billion.

The ratio of shareholders' equity to total assets on December 31, 2005, reached 6.0%, compared with 5.8% at the end of 2004.

The ratio of capital to risk assets on December 31, 2005, reached 10.64%, compared with 10.99% at the end of 2004. The ratio of core (Tier 1) capital to risk assets was 7.03% and the ratio of supplementary (Tier 2) capital was 3.62%.

Tier 1 capital includes subordinated capital notes in the amount of NIS 481 million, which were authorized by the Supervisor of Banks as "hybrid capital subordinated notes".

Tier 2 capital also includes upper Tier 2 capital (subordinated notes and general provisions for doubtful debts), which totaled NIS 1,481 million on December 31, 2005, and contributed 0.61 percentage points to the overall capital ratio.

Accounting Policies on Critical Matters

The financial statements of the Bank are prepared in conformity with Generally Accepted Accounting Principles, the main principles of which are outlined in Note 2 to the Financial Statements. In implementing the Generally Accepted Accounting Principles, when preparing the financial statements, the Board of Management uses assumptions, estimates, and evaluations that affect the reported amounts of assets and liabilities (including the disclosure of contingent liabilities), and the results as reported by the Bank. Actual future results may differ from estimates made when preparing the financial statements.

Some of the estimates and evaluations, as noted above, involve a considerable degree of uncertainty, and can be affected by possible future changes. Such estimates and evaluations, in which changes may have a material effect on the financial results presented in the financial statements, are considered by the Bank, in all matters connected with accounting policy, as estimates and assumptions on "critical" matters. The Bank's Board of Management is of the opinion that the estimates and assumptions that were used during the preparation of the financial statements are fair, and were made to the best of the Bank's knowledge and professional judgment, as of the date of preparation of the financial statements.

Provision for Doubtful Debts

The provision for doubtful debts is determined on a specific basis and in addition a general provision and a supplementary provision are included, in accordance with directives of the Supervisor of Banks.

The specific provision for doubtful debts is made on the basis of the Board of Management's estimate of the losses inherent in the credit portfolio, including debts in off-balance sheet items. In its estimate, Management takes into account numerous considerations and estimates.

With regard to borrowers in the various banking sectors for which indications exist of a possible problem in their ability to repay loans, the Bank prepares an estimate of the amount that can be collected from the borrower, according to the relevant sources of repayment, which include sources of repayment from the borrower's business activities, sources of repayment from the borrower's private resources, the expected realization value of collateral provided to the Bank, and the expected proceeds from the realization of third-party guarantees which were given to support the repayment of credit.

After calculating the amount that can be collected, a specific provision for doubtful debts is recorded, in every reporting period, representing the difference between the amount of credit given to the borrower and the total amount that can be collected.

After determining the amount that can be collected, the Bank examines whether to accrue financing income for this amount, or to freeze the recording of such income until the actual time of collection.

For borrowers in the Housing Finance sector, a specific provision for doubtful debts is also calculated in accordance with the directives of the Supervisor of Banks, taking into account the amount in arrears, so that the rate of the provision out of total credit increases as the amount in arrears increases.

The amount that can be collected is determined based on various parameters, which include expected cash flows from the borrower's business activities, the realizable value of real estate assets and production equipment, the realizable value of third-party guarantees, etc. This information, based on estimates and evaluations, is naturally dependent upon economic variables which are not under the Bank's control, such as the condition of the Israeli economy and global markets, markets for companies' operations and products, interest rates, conditions in the capital market, the price of real estate and demand in Israel and worldwide, the state of tourism in Israel and worldwide, etc.

In calculating the amount that can be collected, security margins are taken into account for cases of uncertainty regarding the ability to repay the debt. However, since economic variables are involved, there is no certainty that the amount that can be collected will not change for the worse if the economic parameters also change for the worse.

The supplementary provision for doubtful debts is based on the quality of the borrower's debt portfolio, according to risk characteristics, as defined in the directives of the Supervisor of Banks. The Supervisor of Bank's directives stipulate different provision rates for each risk characteristic. The risk characteristics include: debt classified as problematic according to categories of classification defined by the Supervisor of Banks, the absence of financial information about the borrower, credits to persons related to the Bank, the concentration of debt according to economic sector, and credit to a borrower or group of borrowers in excess of the restrictions that apply to the indebtedness of a "sole borrower".

Since some of the components of the supplementary provision, and especially the provision for problematic debt, are dependent upon the classification of the debt as problematic and the timing of its classification, when calculating the supplementary provision the Bank takes into consideration those same evaluations of the financial stability and repayment ability of the borrower which were used to determine the need to classify the debt as problematic and to decide the timing of the classification.

Fair Value of Financial Instruments

Some of the financial instruments in which the Bank is involved, including most of the securities in the available for sale portfolio, securities in the held for trading portfolio, and financial derivatives, are measured in the balance sheet at their fair value. The fair value of a financial instrument is defined as the amount at which an asset could be bought or sold (to take on or retire a liability) in a transaction in the ordinary course of business, between willing parties in a transaction where the sale is not forced or sold during liquidation. Market prices quoted in the active markets are the best evidence of fair value. If there is no quoted market price, an estimate of fair value must take into account the prices of similar assets or liabilities and the results of valuation models.

The fair value of financial instruments in which the Bank is involved is determined based on market prices quoted in active markets, and on internal evaluation methods, in cases in which quoted market prices are not available. The evaluation methods include the use of various parameters, such as interest rate curves, exchange rates, and standard deviations, taking into consideration assumptions with regard to various factors, such as liquidity and credit risk of the other party in the transaction.

Changes in the fair value of available for sale securities are charged, net of tax effect, to shareholders' equity, unless a decline in value exists which is not deemed temporary. In this situation, the decline in value is charged to the statement of profit and loss. The Bank regularly reviews the situation, in order to determine whether the decline in value is not temporary in nature, taking into account the financial condition of the issuer under the same criteria used to check the ability to repay credit granted to borrowers, as noted above.

As at December 31, 2005, the balance of financial instruments measured at fair value amounts to NIS 36.9 billion, of which a total of NIS 21.4 billion for which fair value is determined by market quotes, NIS 8.2 billion for which fair value is determined by quotes received from brokers based on over the counter transactions, and NIS 7.3 billion for which fair value is calculated according to financial models. When establishing estimates and assumptions, the Bank uses many parameters in the model used to determine fair value. These parameters can change because of possible modifications, mainly in interest rates and standard deviations in various markets, and when there is limited information regarding certain market variables, such as variables in long term interest rate swaps or foreign currency forwards.

Regarding securities whose fair value is determined by stock market quotes, it is possible that selling large positions of securities will lower the market price. With regard to securities for which the price is determined based on a quote received from a broker, in the absence of an organized market and because of low trading volumes in the security, it is possible that the realization value will differ from the value originally established.

Liabilities in Connection with Employee Rights

Part of the Bank's provision for liabilities in connection with employee - employer relationships are based, among other considerations, on actuarial calculations. These liabilities include a "jubilee grant" which each employee is entitled to receive at the end of 25 and 40 years of employment, liabilities for unutilized sick leave, and liabilities for pensions derived from the Bank's voluntary retirement programs.

Total liabilities, based on actuarial assumptions, amounted to NIS 688 million at December 31, 2005. The actuarial calculations are mainly based on assumptions and estimates, taking into account previous experience and various statistics such as mortality rates, employee departure rates, and the real change in salaries over time. In addition, the liabilities are discounted at a factor of 4% per year, as stipulated by the Supervisor of Banks.

Changes in actuarial parameters such as average lifespans and the rates of employee departures will lead to results different from those received today. An increase of 1% in the discount rate will result in a reduction of liabilities amounting to NIS 38 million, and a reduction of 1% in the discount rate will increase liabilities by NIS 43 million.

Deferred Taxes

Deferred taxes are recorded for temporary differences between the value of assets and liabilities in the balance sheet and their value for tax purposes.

Deferred taxes receivable are recorded for timing differences only if there is near certainty that there will be a tax saving when the differences are reversed; deferred taxes receivable for losses carried forward for income tax purposes are recorded only if the realization of the tax asset in the foreseeable future is not in doubt.

Accordingly, at the time of recording the deferred taxes receivable, the Bank is required to carry out evaluations and estimates regarding their possible realization in the future.

On December 31, 2005, the amount of temporary differences for which deferred taxes receivable were recorded amounted to NIS 1,360 million, the amount of losses carried forward for which no deferred taxes receivable were recorded amounted to NIS 244 million, and the amount of losses carried forward for which deferred taxes receivable were recorded amounted to NIS 77 million.

Contingent Liabilities

The Bank Group is a party to legal proceedings taken against it by customers, by former customers, and by various third parties who have, according to their claims, suffered injury or damages from their activities with the Bank Group during the ordinary course of business.

Management has included sufficient provisions in the financial statements to cover possible damages resulting from all such claims, based on the opinion of legal counsels. In most cases a legal opinion is requested from outside the Bank Group, and then reviewed by legal counsels employed by the Bank. These legal opinions are based on the best judgment of the legal counsels, taking into consideration the stage at which the suits are at present, and on the legal experience accumulated on these matters in Israel and worldwide.

However, it should be taken into account that no "certain" assessments can be made with regard to legal matters - not only in the initial stages of a suit, but up until the verdict is received; the outcome of the proceedings may therefore differ from prior estimates. This is especially true in the case of class action suits, due to the lack of accumulated legal experience regarding the outcome of such suits in Israel. The Bank and its legal advisors thus face still more difficulty than usual when estimating the outcome of legal proceedings involving class action suits, most notably during the stage in which the court has not yet decided whether to accept or deny the petition to recognize the claim as a class action.

Provision for the Decline in Value of Assets

Management reviews, from time to time, whether an event has occurred requiring a provision for the decline in value of assets, for assets owned by the Bank which are not financial assets. The test for decline in value and the method of its measurement consist in a comparison of the book value of the asset to its recoverable value. The recoverable value of the asset is the higher of the sale price of the asset and its use value (defined as the present value of estimated future cash flows expected to be received from the use of the asset or from its realization).

The Board of Management of the Bank has allotted its fixed assets between the cash-generating units operating in the Bank, in order to determine the recoverable value of each cash-generating unit. Under this procedure, the Board of Management of the Bank relies on estimates and evaluations of the expected cash flows from each unit, according to internal models developed by the Bank, which are used to measure the profitability of banking units and regarding the discount factor for the capitalization of said cash flows.

Description of the Bank's Business by Segments of Activity

The Bank Group operates in Israel and abroad, in all areas of banking, through the Bank, subsidiaries, branches, and representative offices and provides a wide range of banking and financial services to its customers.

The Bank also engages in investments, principally in the areas of insurance and real estate, by means of equity-basis investee companies.

The activity of the Bank Group is managed via six segments of activity. The division into segments of activity is based on the types of products and services, or on the types of customers included in each of the segments. The Board of Management of the Bank uses this division to make decisions and to analyze the Group's business results.

Activities of subsidiaries in Israel and abroad were assigned to the relevant segments at the Bank according to the nature of the activity and the characteristics of their customers.

The Bank's segments of activity, as reported in 2005 and 2004:

Households Segment - provides a range of banking services and financial products to households.

Private Banking Segment - provides a range of advanced banking services through various channels and financial products, including investment advisory services, to private customers of medium to high net worth in Israel and abroad.

Small Business Segment - provides a range of banking services and financial products to small businesses using credit lines of up to $750,000.

Commercial Segment - provides a range of banking services and financial products to middle market business customers that utilize credit of up to $10 million.

Corporate Segment - provides a range of banking services and financial products to large and international companies in Israel and abroad, with the granting of credit constituting the principal area of activity. The segment's customers also include customers from the areas of settlement and local government.

Financial Management Segment - is responsible for the management of the Bank's proprietary portfolio, management of overall market and liquidity risks, and support for the development and pricing of financial products in order to market them to customers of the various segments. The activity of the Bank's dealing rooms is also included in this segment. Sources of financing and secondary capital for the Bank are raised through issues, within the segment's activity.

This segment also includes the results of investments in shares and investments in equity basis investees.

Others and Adjustments - includes all other activities of the Bank Group, each of which does not form a reportable sector, and adjustments of Inter-segmental activity resulting from proceeds of service activities and product development.

The results of operations of the Bank, classified and presented according to the main segments of activity, are detailed in Note 30 to the financial statements.

Data on the segments' results were compiled in accordance with the Supervisor of Banks' directives concerning "principal segments of activity", and include information as it is presented to the Board of Management.

The accounting principles applied in the presentation of the results of operations of the segments of activity of the Bank Group are those described in Note 2 to the financial statements.
The following are the main principles applied in dividing the operating results between the different segments:

Profit from financing activities - includes the margin between the interest rate obtained from or paid to the segment's customers and the marginal cost of the Bank's sources, as well as the unindexed theoretical interest on the weighted capital calculated for the return on equity attributed to the segment.The attributed shareholders' equity is calculated based on the risk assets allocated to each segment.

Provision for doubtful debts - a provision for doubtful debts is charged to the segment to which the borrower against whose debt the provision is recorded belongs.

Operating and other income - attributed to the segment to which the customer belongs.

Operating and other expenses - the majority of expenses are identified with and attributed specifically to the segments.The remaining expenses that are not attributed as said, are attributed in accordance with predefined rules to each of the segments of activity.The rules for attribution are based on the volumes of activity relevant to the types of costs in each segment, and on standard prices determined for each type of activity conducted with each segment's customers.

Debiting for inter-segmental services - the segment that is responsible for a customer who receives services from another segment is debited by means of a fee calculation for services supplied by other segments to its customers. The costs of the segment providing the service are reduced accordingly, and the costs are concurrently charged to the segment to which the customer belongs. In addition, the operating income of the segment is debited for product coverage and development costs.

Taxes on income - the provision for tax on the results of operation of each segment was calculated according to the statutory rate of tax, also taking into account the fact that the supplementary provision for doubtful debts is not included in the tax base.

Return on equity - indicates the ratio of the net profit of each segment to the shareholders' equity allocated to that segment. Shareholders' equity allocated to the segment includes the sum of two components:
Shareholders' equity required in respect of risk components- the balance of risk components in each segment, multiplied by the ratio of weighted capital, as calculated for the purposes of calculating return on equity, to the total balance of risk assets.
Shareholders' equity required in respect of operational risk - determined according to a model used at the Bank to allocate capital to operational risks. Allocation of shareholders' equity in respect of operational risk in the accounting year is based on data from the aforesaid model calculated for the third quarter of each reported year.
In accordance with the instructions of the Supervisor of Banks, data on international activity and housing finance activity for 2005 and 2004 are included in these financial statements under the various segments of activity. Since the Bank is unable to reclassify 2003 data accordingly, the international activity and housing finance segments are presented as presented in the past.


600
450
300
150
0

Net Profit by Segments of Activity
(NIS million)

- Households Segment
- Private Banking Segment
- Small Business Segment
- The Commercial Segment
- The Corporate Segment
- Financial Management Segment
- Others and Adjustments

Set out below are highlights of the developments in net profit and total assets by segments:

A. Net profit

	For the year ended December 31			
	2005	2004	Change	Change
	NIS millions			%
Households Segment	**338**	337	1	0.3
Private Banking Segment	**548**	570	(22)	(3.9)
Small Business Segment	**161**	61	100	163.9
Commercial Segment	**91**	59	32	54.2
Corporate Segment	**578**	404	174	43.1
Financial Management Segment	**644**	403	241	59.8
Others and Adjustments	**548**	273	275	100.7
Total	**2,908**	2,107	801	38.0

B. Average balances - total assets and the public's assets under management:

	Balance sheet balances			The public's assets under management		
	December 31			December 31		
	2005	2004	Change	**2005**	2004	Change
	NIS millions		%	NIS millions		%
Households Segment	**41,986**	41,127	2.1	**38,196**	32,718	16.7
Private Banking Segment	**21,766**	27,306	(20.3)	**120,067**	93,772	28.0
Small Business Segment	**16,171**	14,667	10.3	**11,155**	9,393	18.8
Commercial Segment	**15,025**	14,354	4.7	**6,093**	5,056	20.5
Corporate Segment	**100,820**	107,289	(6.0)	**55,576**	43,902	26.6
Financial Management Segment	**57,067**	48,474	17.7	**-**	-	-
Others and Adjustments	**5,859**	5,701	2.8	**182,760**	160,562	13.8
Total	**258,694**	258,918	(0.1)	**413,847**	345,403	19.8

C. Year-end balance sheet balances

	Credit to the public			Deposits from the public		
	December 31			December 31		
	2005	2004	Change	**2005**	2004	Change
	NIS millions		%	NIS millions		%
Households	**37,258**	34,998	6.5	**37,474**	38,758	(3.3)
Private Banking	**17,521**	18,953	(7.6)	**107,428**	116,358	(7.7)
Small Businesses	**16,480**	14,808	11.3	**13,841**	13,100	5.7
Commercial Banking	**15,734**	14,105	11.6	**6,751**	4,868	38.7
Corporate Banking	**97,416**	98,767	(1.4)	**28,868**	19,132	50.9
Financial Management	**724**	839	(13.7)	**19,530**	14,450	35.2
Total*	**185,133**	182,470	1.5	**213,892**	206,666	3.5

* In regard to the discontinuation of consolidation of the data of Signature Bank, see the discription of International Activity below.

Set out below is a detailed description of the segments:

The Households Segment

Structure of the Segment

The Households Segment provides a range of banking services and financial products to households. Household customers operate via the Bank's network of branches: 248 branches located throughout Israel, from Kiryat Shmona to Eilat, organized by geographical location into eight regional managements and a Central branch. The activities of the banking subsidiaries (Bank Otsar Hahayal, Bank Yahav, and Bank Massad) are also allocated to this Segment. These companies operate through 70 branches, throughout Israel. Activities with customers are conducted through various direct channels as well: automated teller machines adjacent to branches and at "Customer Courts", "Poalim Online", and "Poalim by Telephone". These channels are available to Bank customers 24 hours a day. They allow customers to receive information and carry out banking transaction without depending on branch hours. These services are also provided to Bank customers belonging to other segments, as well as to off-the-street customers. The principal banking products supplied to these customers include: current account management services, credit, deposits, saving plans, activity in credit cards, and capital market products, including savings in provident funds, investments in mutual funds, and investments in securities. The Segment's activity also includes the granting of loans for purchasing, leasing, expanding, renovating, or building residential apartments, as well as general-purpose loans backed by mortgaging residential apartments (hereafter: "mortgages").

Legislative restrictions, regulations, and special constraints applicable to the Segment

The Bank operates within the framework of laws, regulations, and regulatory directives that apply to the banking system in Israel, under the authority of entities such as: the Supervisor of Banks, the Supervisor of the Capital Market, Insurance, and Savings, the Antitrust Commissioner, the Israel Securities Authority, and others.

Bank Yahav is a designated bank whose principal activity is in the area of households. Under a permit from the Bank of Israel, Bank Yahav is permitted to provide services to customers who are State employees, government and public institutions, corporations, and associations and their employees, and employees of privatized government corporations and agencies.

Bank Yahav is prohibited from creating any liability, as defined in Proper Conduct of Banking Business Directive No. 313, with public corporations and associations, with the exception of a specific permit with regard to investments in corporate bonds.

Specific restrictions apply to mortgage granting activity, as described below:

As part of the process of taking a mortgage, customers must provide a life insurance policy (in order to ensure loan repayment in case of death) and a property insurance policy (insurance of the asset against earthquakes and against water and fire damage). The insurance is necessary in order to protect the collateral and the repayment capability in respect of the housing credit.

In February 2005, a joint policy declaration by the Supervisor of Insurance and the Supervisor of Banks was published regarding the marketing of life insurance and property insurance in the course of granting housing loans.

In accordance with this policy, in order to sell insurance in the course of granting a housing loan, the Bank has set up marketing positions at its branches that are separate from other banking positions. The aim is to separate the loan granting transaction from the insurance selling transaction. The marketing positions are not manned and the policies are marketed via electronic stations connected directly to a designated insurance agency established solely for the purposes of insurance sold in granting a housing loan. The Bank has established a special insurance agency under its full ownership, which is engaged exclusively in insurance for customers taking housing loans. The agency is located outside Bank premises, and its employees are not employees of the Bank. Licensed insurance agents handle policy sales at the agency. The agency commenced operations in October 2005, and markets life insurance and property insurance, exclusively to customers taking housing loans, as required of banks.

Changes in the Segment's volume of activity and net profit

Net profit of the Households Segment totaled NIS 338 million, compared with NIS 337 million in 2004.

The Segment's income totaled NIS 3,221 million, compared with NIS 3,108 million in 2004, an increase of 3.6%. The increase in income derived from an increase in income from credit cards, resulting from growth in the volume of activity in this area, activities in securities, and income from mutual and provident funds of the Segment's customers, as well as an increase in financing profit, as a result of the increased spread in financing activity. Minority interests' share in the Segment's income from externals was 9.0%, compared with 8.3% in 2004.

The provision for doubtful debts decreased, totaling NIS 87 million, compared with NIS 186 million in 2004. The Segment's expenses increased, totaling NIS 2,448 million, compared with NIS 2,222 million in 2004. Most of the increase was in payroll expenses, as a result of the increased bonus to Bank employees for 2005, due to the improvement in the Bank's profitability.

The average balance of assets, primarily credit to the public, amounted to NIS 42.0 billion in 2005, compared with NIS 41.1 billion in 2004.

The public's assets excluding securities managed by the Segment totaled NIS 31.3 billion, compared with NIS 26.9 billion at the end of 2004. The increase was due primarily to the increase in capital market activity and the increase in the value of assets on the stock exchange.

The following are data regarding new loans granted and refinancing of loans, in all segments of activity, for the purchase of residential apartments, and loans in which residential apartments are mortgaged:

	2005	2004
	NIS millions	
From Finance Ministry funds:		
Loans	**421**	555
Grants	**24**	26
Total Finance Ministry funds	**445**	581
Loans from Bank funds:	**4,557**	3,796
Total new loans	**5,002**	4,377
Refinanced loans from Bank funds	**2,136**	402
Total loans granted	**7,138**	4,779

Set out below are the condensed operating results of the Households Segment:

	For the year ended on December 31, 2005				
	Banking and financial services	Credit cards	Capital market(1)	Housing finance	Total
	NIS millions				
Profit from financing activities before provision for doubtful debts:					
From externals	**865**	**-**	**6**	**1,295**	**2,166**
Inter-segmental	**645**	**-**	**-**	**(1,084)**	**(439)**
Operating and other income:					
From externals	**692**	**528**	**224**	**128**	**1,572**
Inter-segmental	**(60)**	**-**	**(18)**	**-**	**(78)**
Total income	**2,142**	**528**	**212**	**339**	**3,221**
Provision for doubtful debts	**48**	**-**	**-**	**39**	**87**
Operating and other expenses:					
From externals	**2,108**	**311**	**110**	**136**	**2,665**
Inter-segmental	**(217)**	**-**	**-**	**-**	**(217)**
Operating profit before taxes	**203**	**217**	**102**	**164**	**686**
Provision for taxes on operating profit	**88**	**95**	**44**	**71**	**298**
Operating profit after taxes	**115**	**122**	**58**	**93**	**388**
Minority interests' share in profits of consolidated companies	**(17)**	**(19)**	**(14)**	**-**	**(50)**
Net profit	**98**	**103**	**44**	**93**	**338**
Return on equity					**15.4%**
Average balance of assets	**21,163**	**-**	**243**	**20,580**	**41,986**
Average balance of liabilities	**36,968**	**-**	**239**	**-**	**37,207**
Average balance of risk assets	**15,387**	**511**	**-**	**16,054**	**31,952**
Average balance of provident fund and mutual fund assets	**-**	**-**	**28,261**	**-**	**28,261**
Average balance of other managed assets	**-**	**-**	**3,080**	**-**	**3,080**
Average balance of securities in custody	**-**	**-**	**6,855**	**-**	**6,855**
Average number of employee positions	**4,477**	**671**	**546**	**369**	**6,063**
Margin from credit granting activity	**493**	**-**	**-**	**144**	**637**
Margin from deposit receiving activity	**585**	**-**	**-**	**-**	**585**
Other	**432**	**-**	**6**	**67**	**505**
Total profit from financing activity before provisionfor doubtful debts	**1,510**	**-**	**6**	**211**	**1,727**

(1) Management fees for provident funds, mutual funds, and securities activity.

	For the year ended on December 31, 2004				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit from financing activities before provision for doubtful debts:					
From externals	741	-	3	1,217	1,961
Inter-segmental	742	-	-	(1,010)	(268)
Operating and other income:					
From externals	670	473	201	135	1,479
Inter-segmental	(49)	-	(15)	-	(64)
Total income	2,104	473	189	342	3,108
Provision for doubtful debts	141	-	-	45	186
Operating and other expenses:					
From externals	1,935	281	102	118	2,436
Inter-segmental	(214)	-	-	-	(214)
Operating profit before taxes	242	192	87	179	700
Provision for taxes on operating profit	108	85	39	80	312
Operating profit after taxes	134	107	48	99	388
Minority interests' share in profits of consolidated companies	(20)	(17)	(14)	-	(51)
Net profit	114	90	34	99	337
Return on equity					16.3%
Average balance of assets	20,644	-	239	20,244	41,127
Average balance of liabilities	37,818	-	196	-	38,014
Average balance of risk assets	15,080	400	-	15,790	31,270
Average balance of provident fund and mutual fund assets	-	-	23,788	-	23,788
Average balance of other managed assets	-	-	3,136	-	3,136
Average balance of securities in custody	-	-	5,794	-	5,794
Number of employee positions	4,505	610	461	319	5,895
Margin from credit granting activity	378	-	-	144	522
Margin from deposit receiving activity	537	-	-	-	537
Other	568	-	3	63	634
Total profit from financing activity before provision for doubtful debts	1,483	-	3	207	1,693

(1) Management fees for provident funds, mutual funds, and securities activity.

	For the year ended on December 31, 2003[(1)]			
	Banking and financial services	Credit cards	Capital market[(2)]	Total
	NIS millions			
Profit from financing activities before provision for doubtful debts:				
From externals	478	-	-	478
Inter-segmental	956	-	-	956
Operating and other income:				
From externals	634	427	263	1,324
Inter-segmental	(58)	-	(14)	(72)
Total income	2,010	427	249	2,686
Provision for doubtful debts	120	-	-	120
Operating and other expenses:				
From externals	1,858	273	160	2,291
Inter-segmental	(164)	-	-	(164)
Operating profit before taxes	196	154	89	439
Provision for taxes on operating profit	90	70	41	201
Operating profit after taxes	106	84	48	238
Minority interests' share in profits of consolidated companies	(23)	(15)	(11)	(49)
Net profit	83	69	37	189
Return on equity				20.9%
Average balance of assets	11,741	-	-	11,741
Average balance of liabilities	32,606	-	-	32,606
Average balance of risk assets	10,083	201	-	10,284
Average balance of provident fund and mutual fund assets	-	-	23,270	23,270
Average balance of other managed assets	-	-	14,704	14,704
Margin from credit granting activity				518
Margin from deposit receiving activity				667
Other				248
Total profit from financing activity before provision for doubtful debts				1,434

(1) No change in classification was made to 2003 data, and they are presented as included in the past.
(2) Management fees for provident funds, mutual funds, and securities activity.

Developments in the Segment's markets or changes in the profile of its customers

There were no changes in the profile of the Segment's customers in 2005. However, there is an ongoing trend of banking activity through direct channels (automatic teller machines, "Poalim by Telephone", and "Poalim Internet").

Technological changes that may have a material impact on the Segment

In 2005, customers' use of "Poalim Online" continued to expand. About 795,000 accounts have joined the service to date, accessing it over 3.2 million times each month, with over 32 million data queries viewed each month. New options for payments to government and municipal authorities were added. Online check imaging was added, allowing customers to view all checks cleared from the account and deposited in the account in the last six months.

Improved telephone service - in order to improve telephone service to customers calling branches, calls were directed to the "Poalim by Telephone" call center, thereby significantly improving customer service.

The diversion of calls from the branches to the call center allows branch workers to focus on sales activities and on providing better service to customers at the branches. Customers who call by telephone reach "Poalim by Telephone", and receive a quick, accessible response even when the branch is closed. In addition, the Bank launched the "Poalim On Time" service, a system of SMS messages sent by cellular telephones to provide real time updates about current account status, according to the customer's preferences.

Critical success factors in the Segment

- Development of simple, easily understood products for customers, the cash (ATM) and current account management system, accessibility to customers (deployment of branches and channels), response to customers' needs in credit products.
- A comprehensive consumer solution to current account management via the packages method, which allows Bank customers to choose service packages suited to their needs; to know the size of the monthly expense for current fees (current account and deposits) in advance; and to control this expense.
- Development of new mortgage products suited to market conditions and customers' needs, and development of integrated products in the areas of mortgages and general retail banking.
- Flexibility and sensitivity to changes in the market, including regulatory directives.

Main barriers to entry and exit in the Segment

- Establishment and maintenance of a wide-ranging system of branches deployed throughout the country.
- Training skilled personnel in the various banking products and activities, including housing loans.
- A large allocation of regulatory capital in order to create a mortgage portfolio with sufficient critical mass to compensate for investments in infrastructure.
- Investments in setup, maintenance, and upgrades of advanced technological means.
- A reputation for high-quality service, leadership, professionalism, and credibility built over the years.

Alternatives to the Segment's products and services, and changes

The Group mainly works to improve processes and introduce technological advances in order to improve service and expand the range of banking products offered.

Service, accessibility, and availability in the branches network were improved via machines for self-service check deposits placed in 170 branches, the option to order checkbooks through the check deposit machines and the "Adcan" self service machine, improved telephone response by directing calls to "Poalim by Telephone", and the addition of the option to withdraw cash in Euros at 60 ATMs.

In 2003, the Bank launched the package system - a fee charging system that establishes a single, predetermined amount to be paid for a basket of services and transactions. The Bank views this system as an innovative way of managing its relationship with customers and as an alternative to the individual fee system. As part of the system, customers can choose at any time to change their package or to revert to the previous system.

As part of the improvement of processes in the Segment, the Bank invested in automated processes for customers in all channels, in order to continue to create a better working environment at the branches while continuing to improve customer service.

Structure of competition in the Segment, and changes

The majority of the Segment's customers maintain only one account, at only one bank. These customers are consumers of credit, and invest in basic investment products (shekel deposits and saving plans). The Segment has been subject to intense competition for several years, primarily from Bank Leumi Le-Israel Ltd., Israel Discount Bank Ltd., United Mizrahi Bank Ltd., and First International Bank of Israel Ltd. (hereafter: the "four other major banking groups"), including the area of credit cards; competition is high in this area, in the various customer segments: card-holding customers, banks that distribute credit cards, and businesses that accept credit cards. This competition results in the development of new, unique products and services and in marketing offers, in an attempt to recruit new customers and expand or maintain a share in the activity of existing customers.

In the credit card market, negotiations are underway with leading retail chains to consider agreements to establish joint ventures and expand collaboration in the area of clubs, in order to distribute joint credit cards, including the granting of consumer credit. Agreements of this type will influence the structure of competition in the credit card market.

Bank Mizrahi Hameuchad LTD., who distributes credit cards of the Isracard group, among others, recently approached the credit card companies including Isracard with a request for proposals regarding the operation of a branded credit card at the bank. Isracard has submitted a proposal, and is conducting negotiations with Bank Mizrahi, which have yet to be concluded. If another credit card company's proposal is accepted, it could lead to a reduction in the number of credit cards issued by the Isracard group. Isracard estimates that the results of the negotiations will not have a material impact on its future financial results.

On the other hand, Isracard estimates that its relationship with First International Bank of Israel Ltd. will grow stronger, leading to an increase in the number of Isracard Group cards distributed by First International Bank of Israel Ltd.

No significant change in the degree of competition facing the Segment occurred in 2005. However, competition in this market is expected to increase in the future, due to the creation of a uniform basket of fees, the removal of barriers to transitions between banks, the sale of insurance in the course of granting mortgages by an insurance agency owned by the Bank separately from the mortgage sale process, the entrance of insurance companies and private brokers to the mutual and provident fund market (with regard to the reform in the capital market, see the Capital Market Activity section), and the expansion of other banks' activities in the area of households.

The mortgage market remains highly competitive. Mortgages are considered to be a product that strengthens customers' loyalty and their long-term relationship with the bank; for this reason, commercial banks that have merged with mortgage banks are presenting competitive integrated offers to customers interested in mortgages, and to customers that take out a mortgage but manage their current accounts at a different bank. Regulatory changes have also increased competition in this market: for example, the cancellation of housing aid grants to entitlement holders leads to the channeling of activity into mortgages from bank funds, in which mortgage banks have greater flexibility.

New products

In 2005, the following products and services were launched:

- A new, unique, innovative interactive stock market system that identifies voice commands on the "Poalim by Telephone" service. The system is available to "Poalim by Telephone" customers, and allows them to receive information on Tel Aviv 100 stocks, indices in Israel, derivatives, global indices, currency exchange rates, and more, using voice commands.
- A new upgraded system for financial information and online trading: "Poalim Capital Market Online". The system enables Bank customers to enjoy convenient, smart, professional portfolio management, anytime and anywhere, combining comprehensive information with a user-friendly, rapid trading system.
- "Poalim On Time" - in October 2005, the Bank launched a new service that represents a significant breakthrough in banking and in the Bank's customer relations: updates through SMS messages and/or e-mail about important events in accounts. The service enables customers to receive updates regarding changes and events in their accounts continuously, through messages initiated by the Bank, according to the customer's preferences and definitions, which can be changed by the customer at any time. The "Poalim On Time" service represents a breakthrough in the connection between banking and cellular telephones, allowing customers to receive information about their bank accounts in real time. In addition, as noted, customers may choose to receive updates by e-mail as well.
- "Gmul Le'Atid" - a family of products that enable Bank customers to continue to save using standing orders without impairing the future liquidity of the savings, in light of the change in provident fund regulations as of January 2006, which allows withdrawal of new deposits only after age 60. "Gmul Le'Atid" products have a format similar to provident funds, with the exception of the tax benefit for provident fund deposits.
- "Magen" Deposit Service - a service that automatically offsets expected breaches of the credit facility in the account against the balance of daily-interest deposits. The service provides a safety net for coverage of charges. The "Magen" Deposit Service allows customers to cover charges that are expected to create a credit facility breach in the account, and allows the charges to be paid, as long as the customer has a daily-interest deposit account with a sufficient balance to cover the charges.
- A new mortgages website within the Bank website, at www.bankhapoalim.co.il/mashkanta. The website offers visitors guidance all the way to buying a home of their own. The website offers comprehensive information on mortgages, aimed at helping customers during the decision-making process. In addition, the site contains information about various products and services offered by the Bank in this area, decision-making tools, calculators, a glossary, useful links, and more.

- "Poalim Zakaut" - through this product, the Bank offers a significant benefit in mortgage rates to its customers, applicable to part of the loan amount, based on the extent of their banking activity with the Bank. The rate benefit is given for fixed-interest, CPI-linked loans for periods of up to 18 years, in amounts ranging from NIS 40,000 to NIS 110,000 (a maximum 40% of the total amount of the mortgage taken from Bank funds).
- "Maternity Leave" - a 'break' of three consecutive months from mortgage payments, deferred to the end of the loan period, upon the birth of a baby in the family. This benefit may be utilized three times during the lifetime of the loan, within six months of the birth.
- "Ogen" Mortgage - an innovative product, offering a floating-interest CPI-linked mortgage for a period of 4-25 years. The baseline interest rate of the mortgage (the "Ogen" Mortgage rate) is updated when the loan is granted and on the dates of changes in the interest rate, based on the average yields to maturity of government bonds (as defined in the program), with the addition of a risk rate predetermined when the loan is granted. The "Ogen" Mortgage has eight possible interest change frequencies, to be selected by the customer.

Customers

The Segment's customers mainly include households with low to medium financial wealth. Customers are divided into segments based on parameters of age, financial wealth, and income level. Also included are Segment customers who take out a loan that involves mortgaging a residential apartment as their only activity at the Bank.

Marketing and distribution

The Segment's marketing and distribution are conducted through advertising campaigns in newspapers, on television, on the radio, and on billboards. In addition, marketing and distribution are performed by the Segment's channels: at branches - face to face, by telephone, both through initiated contacts and in response to customers' calls, and via "Poalim by Telephone", both through initiated contacts and in response to customers' calls. Marketing messages and offers are communicated on the "Poalim Online" website. Marketing messages are also delivered through direct mailings to customers (account status reports, designated direct mail), self-service stations (ATMs and "Adcan"), and signs, informational pamphlets, and postcards at the branches. Mortgages are also marketed through sales managers at housing project sales sites, on-site sales promoters, designated conferences, and more.

As directed by the Supervisor of Banks, business hours were extended as of February 21, 2006. As part of the preparation for the transition to longer business days, the Bank carried out substantial technological changes in order to enable rapid, high-quality service to customers through the various channels. As a result of the transition to a longer business day, Bank customers will benefit from a better fit between calendar dates and business days, allowing activity in accounts to be conducted in the afternoon without losing a business day. Bank branches will operate on the same hours as they have until now, so that on split days (Monday and Thursday), on which branches are open in the afternoon, customers who visit branches in the afternoon and perform banking transactions in their accounts until 18:30 will have the transactions recorded with the same value date. The Bank has completed all necessary adjustments in order to provide continuous service to its customers.

The direct channels operated by the Bank - "Poalim by Telephone", "Poalim Online", and "Poalim Self Service" - were adjusted to the change, and will allow customers to perform banking transactions until 18:30 on Monday to Thursday and until 14:00 on Friday with a value date of the same business day.

The transition to a longer business day represents a significant change for capital market customers as well. The longer business day allows customers to buy and sell securities throughout the trading day on the TASE, with their accounts credited or debited at the value of the same day.

Competition

Competition in the area of households has increased in recent years, with all banks operating in Israel participating. The four other major banking groups have intensified their efforts to recruit customers in the households segment in recent years.

In mortgages, the main competitors are Bank Mizrahi-Tefahot Ltd., Bank Leumi Le-Mashkantaot Ltd., Bank Discount Le-Mashkantaot Ltd., and insurance companies.

The intense competition in the mortgage market contributes to the ongoing decline in financial spreads in this product in recent years.

The entrance of additional entities to the mortgage advisory field and increased competition: during the last two years, there has been a growing trend of advisory bodies offering services in the area of mortgages to private customers. These entities also conduct negotiations with the mortgage banks on behalf of customers, thereby leading to increased competition in this segment. This process is expected to grow stronger as a result of insurance advisors and additional entities attempting to enter the field.

A decrease in income from fees for insurance sold in the course of granting mortgages: as a result of aggressive marketing efforts by insurance companies offering insurance as part of a mortgage, and due to the low prices offered to the population of young people in the area of life insurance, mortgage banks' revenues decreased. The directives regulating insurance sold in the course of granting housing loans may reinforce this trend.

A decrease in the rate of operating fees for collecting credit from Finance Ministry funds: the erosion of these fees in recent years has led to a situation in which new loans carry low collection fees, while loans given to entitlement holders from Finance Ministry funds in the past, which carry high collection fees, are being repaid. Over the years, the proportion of low fee loans has grown while the proportion of high fee loans has diminished. This has necessarily resulted in a decrease in income from fees, which is expected to continue in the future.

Main methods of coping with competition:

- Leveraging the Segment's capabilities following the Bank's merger with Mishkan: extensive deployment of branches, improved work and management processes, investment in new systems, and the ability to utilize a larger amount of regulatory capital.
- A comprehensive view of the customer. Risk management and repayment capability analysis, integration of mortgages with other banking products, and the creation of product baskets, with an emphasis on offers suited to the customer's needs, such as "Poalim Zakaut" and others.

Human capital

In 2005, the average number of employee positions in the Segment was 6,063 (of which 1,703 were positions of Head Office employees, whose cost of employment was charged to the Segment), compared with 5,895 positions (of which 1,654 were charged to the Segment) in 2004, an increase of 3.0%.

Of the total number of positions of direct employees of the Segment, 634 are positions of direct employees of "Poalim by Telephone". The number of managerial positions calculated for the Segment derives from direct managers in the Segment, and includes branch managers, department heads at branches, and section managers at the Head Office. The number of positions does not include managers at the Head Office whose positions were included in the number of indirect positions of the Segment and whose cost was charged to the Segment.

The average number of direct managerial positions in 2005 amounted to 857, compared with 794 positions in 2004.

Permanent workers trained for various roles, according to the Bank's needs, are employed at the branches. In addition, external workers are employed in basic positions (tellers), after receiving appropriate training.

The Bank's policy is to recruit degree-holding employees as necessary, and there is an ongoing upward trend in the rate of degree holders. The Bank also encourages employees to study towards undergraduate and graduate level degrees, both through assistance in financing their studies and through added vacation days for exams.

The "Poalim by Telephone" call centers employ Bank employees and external employees who have undergone designated training, including admission examinations for call center service providers.

Restrictions and supervision of the Segment's activity

- On February 18, 2004, the Knesset Economics Committee held a discussion on the rate of commissions that banks charge their customers. In the discussion, the Chairman of the Committee asked the banks' General Managers to freeze commission prices pending completion of an examination by the Supervisor of Banks and by a professional team that the Economics Committee decided to establish.

In addition, several private draft laws aimed at limiting banking commission charges were submitted to the Knesset during the year.

In June 2004, the Antitrust Commissioner notified the Bank that in the context of investigating the nature and level of competition between the banks in the provision of current account management banking services, he leans towards the position that the level of competition for provision of these services, particularly in the area of the commissions charged for these services, is low, and that he is therefore considering exercising his authority under the Restrictive Trade Practices Law, 5748-1988, in order to determine that five banks, including the Bank, constitute a cartel, which should be seen as the holder of a monopoly in the provision of the aforesaid services. The Bank stated its objection to the Commissioner's position.

Soon afterward, the Chairman of the Knesset Economics Committee suggested that an attempt should be made to bring about approval of a package deal with the participation of the banks, the Bank of Israel, and the Antitrust Commissioner, to promote legislation to regulate commissions. The Economic Committee approved the package deal on September 1, 2004.

The Bank announced its agreement to adopt the package deal, as proposed by the Economics Committee, even improving the terms to sectors with special characteristics beyond the terms proposed by the committee, subject to the approval of the package deal by all relevant parties.

In a discussion held by the Economics Committee, the Bank of Israel presented a draft law which it intends to submit to the Ministry of Finance, for the initiation of legislation.

According to the Bank of Israel's proposal, the circumstances under which the Supervisor of Banks is authorized to intervene in the rates of the following commissions would be specified by legislation: commissions that may impede competition; commissions for a service which the customer must receive from a particular banking corporation; commissions for vital services related to current accounts; and commissions charged without reasonable justification.

On January 3, 2005, the Economics Committee, the Antitrust Commissioner, and the Supervisor of Banks approved an addendum to the package deal formulated at the end of 2004, which includes additional terms, including a requirement to freeze commissions for a period of one year.

Despite the agreement that was formulated, the Supervisor of Banks sought to improve the package deal, defined additional terms to be included under the package deal, and set a target date for its implementation - by December 1, 2005.

On July 4, 2005, the Supervisor of Banks announced to the Economics Committee that his proposal had been accepted by all of the banks. Among other things, the banks undertook to freeze commissions until May 31, 2006.

The Bank announced its agreement to adopt the package deal, and began its implementation on October 2, 2005.

Within the package deal for households, private customers will be able to select a basic basket that includes a range of current account transactions at a monthly price of NIS 18. In addition, line item fees and fixed management fees, which these customers are currently charged, will be cancelled. The minimum monthly fee for the management of an account will stand at NIS 10.

At this stage, the Bank cannot assess the consequences of all of the above, if any, on the Bank's financial status and results of operations.

- With regard to the involvement of the Antitrust Commissioner in the area of credit cards and his declaration that Isracard is the holder of a monopoly, see the "Subsidiary and Affiliated Companies" section below.
- The Supervisor of Banks issued Proper Conduct of Banking Business Directive No. 325 (hereafter: the "Directive"), which concerns the prohibition of deviations in excess of the approved credit limit in current accounts, and requires that current account credit limits be fixed in an agreement with the customer. According to the Directive, all customers to whom the Bank is willing to allow negative current account balances must sign a preliminary agreement with regard to the credit limit in their account. Only customers who have signed a preliminary agreement may receive, under certain circumstances, credit limits unilaterally enlarged by the Bank.

The Bank notified the Supervisor of Banks that implementation of the Directive requires comprehensive operational preparations, which require extensive inputs and are expected to take a considerable amount of time. The Bank expressed its concern that it will be unable to fully complete the actions required under the Directive by January 1, 2006, the date on which the Directive was planned to take effect. On August 17, 2005, the Supervisor eased the requirements of all the banks with regard to the implementation of the Directive, after several banks reported various temporary difficulties in its implementation, according to the Supervisor. Under the eased requirements, the Bank will be permitted to unilaterally grant credit limits to customers who have not yet signed a preliminary credit limit agreement also, until January 1, 2007. As of this date, the Directive will also apply to current accounts operated in foreign currency. However, starting July 1, 2006, Bank customers will be prohibited from exceeding the credit facilities established for their current accounts, whether the facility was established by agreement or assigned unilaterally by the Bank.

The Bank is preparing to implement the Directive, as amended in the Supervisor's aforementioned letter, on several levels: customers have received notices from the Bank regarding the content of the Directive, and have been invited to their branches to arrange the credit facilities in their accounts accordingly. Some customers have received notices regarding the granting of a unilateral credit facility, as permitted under the Supervisor's Directive until the end of 2006. Customers were invited to participate in workshops on family budget management. Concurrently, the Bank is working to prepare operationally for the Directive's implementation, by introducing adjustments and improvements to existing systems, so that the Directive can be implemented once it takes full effect. These improvements also include the development of new products which will be available to customers, such as "Poalim On Time," "Magen" Deposit, and more. Preparation for the Directive's inception will continue throughout 2006.

It should also be noted that the fact that the Directive requires a fundamental change in the basic habits of many of the Bank's customers (and of the banking system in general) as consumers of banking services, within a short period, may have an impact on consumers' behavior and their ability to cope with the change.

Beyond the inputs required to adapt systems, the Directive may have an effect on the Bank's income that cannot be assessed at this time.

Note that some of the information in this section refers to actions which the Bank plans to take during 2006 and later, and constitutes forward-looking information. It is possible that due to operational, human, or other difficulties, the Bank may be unable to complete the full preparations required to implement the Directive by the established date.

Collaboration agreements

Collaboration agreements with insurance companies: The Bank operates an insurance agency, in accordance with the directives applicable in this regard, as described above. The Bank has contracted with several leading insurance companies in order to sell insurance in the course of granting housing loans. The agency offers borrowers policies that can be purchased from insurance companies by presenting the insurance offers of each company; customers are free to select the most suitable proposal or purchase insurance elsewhere.

Taxation

In regard to taxation, see the Taxation Status section below.

Material agreements

For details regarding the sale of P.K.N., see the "Capital Market Activity" section below.

Legal proceedings

See Note 20 to the financial statements.

Objectives and business strategy

The Bank aims to increase profits by expanding activities with the Segment's customers and streamlining and improving supporting processes.

The following measures are planned, in order to realize this strategy:

- Developing credit products, primarily for young customers and for financially established customers.
- The Bank has set itself the goal, for the next three years, of leading a revolution in service in the banking industry, and giving practical expression to the slogan "Being First is a Responsibility" in service to customers as well. Currently, with competition in the banking system increasing, better service is one of the Bank's most important assets. Based on this understanding, the first step towards realization of our vision is the establishment of a customer service system reporting directly to the Head of the Retail Area. This system will include "Poalim by Telephone," queries from the public, and a new unit, which will engage in formulating and assimilating service philosophy. The new system's challenge is to create higher customer satisfaction in all channels of communication with the Bank. The service system will determine the key areas in order to increase satisfaction and develop unique improvement programs, while designing advanced assimilation and training processes for employees.
- Positioning the Bank as a leader in the field of pension advice.
- Developing deposit products suited to the Segment's customers, as a substitute for provident and mutual fund products.

This information reflects the Bank's current viewpoint with regard to future events, based on estimates, and therefore constitutes forward-looking information.

Forecast for development in the coming year

In the coming year, the Bank will launch a nationally deployed "Personal Service" system, aimed at significantly improving the experience of customers visiting branches and increasing their satisfaction with service, specifically queue management and waiting in queues. The project supports Bank Hapoalim's commitment to providing the best customer service. Customers who arrive at branches to receive service will be able to spend the waiting period seated, while watching marketing content and news updates on plasma screens, without the need to hold their place in line. A computerized system will register each customer entering at the branch (by swiping a magnetic card) and will manage queues for all services at the branch; a call for the customer will appear on the plasma screens when it is his or her turn to be served by a banker.

Note that the statements in the previous two paragraphs, under the headings "Objectives and business strategy" and "Forecast for development in the coming year", are forward-looking information. It is possible that for budgetary, human, and/or other reasons, the Bank will not carry out the investments described or will not carry them out in full, or that the investments carried out will not generate benefits as hoped, and that the Bank's goal of increasing its profits from the activity of this Segment will not be met.

Events or matters outside the Segment's ordinary course of business

With regard to the capital market reform, see the Capital Market Activity section below.

The Private Banking Segment

General

The Private Banking Segment serves customers in Israel and abroad. The Segment focuses on providing financial services and solutions through advanced products and a very high quality of service. Private banking customers in Israel are mid-range to high net worth customers. These customers have more complex financial needs and are therefore offered a unique professional "service envelope" by the Bank, as well as an advanced advisory system, aided by a range of decision making support tools. Service provided to customers in this Segment places a special emphasis on the creation of a close long-term relationship.

Outside Israel, the Segment operates through Global Private Banking and focuses on providing advanced professional services and products, including investment products and global asset management, to the Bank's high net worth customers abroad. Service is provided by professionals who are familiar with the customers' needs and preferences and who speak their language.

Customers are offered a range of investment products, including mutual funds, sophisticated structured products issued by various financial entities or by the Bank Group, deposits, and other investments in securities.

Structure of the Segment

In Israel, service to these customers operates via the largest network of branches in the banking system, with 248 branches located throughout Israel, from Kiryat Shmona to Eilat, organized by geographical location into eight regional managements and a central branch. The Bank also offers a range of services through various channels: "Poalim Online", "Poalim by Telephone", and automatic devices available 24 hours a day that allow customers to receive information and carry out banking transaction without depending on branch hours. Private banking customers receive service from separate private banking units within Bank branches, which provide them with comprehensive banking services, with an emphasis on formulating an array of sophisticated financial shelf products in line with changes and trends in the capital market. Customers are in contact with a banker or an investment advisor in private banking, depending on their needs.

Private banking customers are offered a "service envelope" which includes meetings and telephone calls initiated by the banker or investment advisor with whom they are in contact.

The maximum credit authorized for customers of the Segment is $750,000.

The "Platinum Club" is targeted at particularly wealthy customers, who receive a unique personal service "envelope" from customer relations managers and investment advisors. In 2005, customers were classified into profiles, reflecting their different needs. Each group of customers receives a professional marketing and service "envelope" that responds to their needs.

The "Platinum Club" also emphasizes marketing "tailored products": customers are offered products including a variety of hedge funds, venture capital funds, and industry investment funds.

The activity of the Platinum Club was expanded in 2005, and leveraged to enhance the membership experience. Unique events and professional conventions are organized by the Club, as well as community-oriented activity.

Global Private Banking units abroad include subsidiaries in Switzerland, Luxembourg, the UK, and Uruguay, and the Bank's branches in the USA, the UK, and Israel. Global Private Banking also operates through representative offices in Latin America, Canada, Australia, and Europe.
The following are details regarding these units:

Subsidiaries:

- Bank Hapoalim (Switzerland) Ltd., engaged in the provision of private banking services to international customers. Bank Hapoalim Switzerland operates via three branches, in Zurich, Geneva, and Luxembourg. Bank Hapoalim Switzerland also has representative offices in Tel Aviv, Hong Kong, and Moscow.
- Bank Hapoalim (Latin America) S.A., engaged in the provision of private banking services to the Bank's customers in South America. Bank Hapoalim Latin America operates via two branches in Uruguay (Montevideo and Punta del Este).
- Poalim Asset Management ("PAM") - asset management companies responsible for initiating, selecting, marketing, and providing professional support for investment products marketed to Global Private Banking customers worldwide.

Branches:

- The International Private Banking Center in Israel - a branch engaged in the provision of private banking services to foreign residents.
- UK branches - in London and Manchester, engaged in private banking and corporate banking.
- USA branches - the Miami branch is engaged in private banking. A private banking department operates at the New York branch, which offers its customers FDIC deposit insurance, similar to American banks.

Representative offices:

- The Bank's representative offices are located in Latin America, Canada, Europe, and Australia.

Changes and developments in the structure of Global Private Banking

The following are details of changes in various areas of Global Private Banking activity in comparison to the description in the financial statements for 2004:

- Centralization of activity in the USA in Miami, including reorganization of operations and marketing.
- On May 31, 2005, Bank Hapoalim (Switzerland) Ltd. acquired full ownership of the Swiss bank, Bank of New York Inter-Maritime Bank, Geneva (hereafter: "Maritime"), with the aim of expanding and diversifying the asset portfolio of the Bank's Global Private Banking customers. On January 1, 2006, the activity of Maritime was merged into the activity of Bank Hapoalim Switzerland, and Maritime ceased to exist.

Legislative restrictions, regulations, and special constraints applicable to the Segment

The Bank operates within the framework of laws, regulations, and regulatory directives that apply to the banking system in Israel, under the authority of entities such as: the Supervisor of Banks, the Supervisor of the Capital Market, Insurance, and Savings, the Antitrust Commissioner, the Israel Securities Authority, and others.

With regard to restrictions that apply to mortgage granting activity, see the corresponding heading in the Households Segment section.

Global Private Banking activity in various countries is subject to regulatory supervision by government agencies in those countries.

Changes in the Segment's volume of activity and net profit

Net profit of the Segment totaled NIS 548 million (NIS 527 million, excluding Signature Bank), compared with NIS 570 million (NIS 479 million, excluding Signature Bank) in 2004. The increase in net profit excluding Signature mainly resulted from the Segment's activity abroad. As noted, Signature Bank was sold at the end of the first quarter of 2005.

The rate of net profit to return on equity, calculated based on risk assets in the Segment, amounted to 40.9%, compared with 38.0% in 2004. This high rate resulted from low capital consumption in this Segment, since most of its activity is focused on providing banking services and raising resources, rather than on granting credit.

The Private Banking Segment in Israel contributed a total of NIS 424 million to net profit, compared to NIS 408 million in 2004, an increase of 3.9%.

Income from capital market activity in Israel, including securities activity and investments in provident and mutual funds, totaled NIS 679 million in 2005, an increase of 24.1% compared with 2004, and comprised 24.6% of the Segment's income, as most of its customers have activities in this area. In addition, income from credit card activity improved, amounting to NIS 213 million, an increase of 8.1% compared with 2004. Minority interests' share in the Segment's income from externals was 1.3%, compared with 8.8% in 2004.

The Segment's expenses totaled NIS 1,741 million, an increase of 4.6% compared with 2004. Most of the increase was in payroll expenses, as a result of the increased bonus to Bank employees for 2005, due to the improvement in the Bank's profitability.

The public's assets excluding securities managed by the Segment in Israel, mainly provident funds and mutual funds, totaled NIS 57.8 billion, compared with NIS 47.9 billion, an increase of 20.7%. The increase resulted from the increase in the value of assets on the stock exchange, and from an increase in the number of provident funds managed for the Segment's customers.

Abroad, the balance reached a total of NIS 6.9 billion, compared with NIS 5.2 billion at the end of 2004. Taking into account the decrease in assets of Signature Bank customers, there was an increase of 32.6%.

The average balance of securities in custody increased significantly, by 36.0%, to a total of NIS 62.5 billion, as a result of the increase in the value of assets on the stock exchange as well as an increase in the volume of this activity.

Set out below are the condensed operating results of the Private Banking Segment:

	For the year ended on December 31, 2005					
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Activity abroad	Total
	NIS millions					
Profit from financing activities before provision for doubtful debts:						
From externals	**(2,563)**	**-**	**31**	**258**	**(430)**	**(2,704)**
Inter-segmental	**3,480**	**-**	**-**	**(216)**	**747**	**4,011**
Operating and other income:						
From externals	**175**	**213**	**778**	**26**	**422**	**1,614**
Inter-segmental	**(28)**	**-**	**(130)**	**-**	**1**	**(157)**
Total income	**1,064**	**213**	**679**	**68**	**740**	**2,764**
Provision for doubtful debts	**5**	**-**	**-**	**8**	**(3)**	**10**
Operating and other expenses:						
From externals	**820**	**118**	**253**	**27**	**499**	**1,717**
Inter-segmental	**24**	**-**	**-**	**-**	**-**	**24**
Operating profit before taxes	**215**	**95**	**426**	**33**	**244**	**1,013**
Provision for taxes on operating profit	**95**	**41**	**186**	**14**	**106**	**442**
Operating profit after taxes	**120**	**54**	**240**	**19**	**138**	**571**
Minority interests' share in profits of consolidated companies	**(9)**	**-**	**-**	**-**	**(14)**	**(23)**
Net profit	**111**	**54**	**240**	**19**	**124**	**548**
Return on equity						**40.9%**
Average balance of assets	**4,365**	**-**	**-**	**4,256**	**13,145**	**21,766**
Average balance of liabilities	**78,271**	**-**	**-**	**-**	**27,117**	**105,388**
Average balance of risk assets	**3,127**	**222**	**-**	**3,246**	**5,730**	**12,325**
Average balance of provident fund and mutual fund assets	**-**	**-**	**50,374**	**-**	**5,432**	**55,806**
Average balance of other managed assets	**-**	**-**	**443**	**-**	**1,445**	**1,888**
Average balance of securities in custody	**-**	**-**	**33,494**	**-**	**28,879**	**62,373**
Average number of employee positions	**1,422**	**204**	**696**	**63**	**606**	**2,991**
Margin from credit granting activity	**94**	**-**	**-**	**29**	**162**	**285**
Margin from deposit receiving activity	**626**	**-**	**-**	**-**	**58**	**684**
Other	**197**	**-**	**31**	**13**	**97**	**338**
Total profit from financing activity before provision for doubtful debts	**917**	**-**	**31**	**42**	**317**	**1,307**

(1) Management fees for provident funds, mutual funds, and securities activity.

	For the year ended on December 31, 2004					
	Banking and financial services	Credit cards	Capital market[(1)]	Housing finance	Activity abroad	Total
	NIS millions					
Profit from financing activities before provision for doubtful debts:						
From externals	(2,051)	-	18	243	181	(1,609)
Inter-segmental	2,942	-	-	(201)	325	3,066
Operating and other income:						
From externals	158	197	626	27	373	1,381
Inter-segmental	(21)	-	(97)	-	(1)	(119)
Total income	1,028	197	547	69	878	2,719
Provision for doubtful debts	3	-	-	9	14	26
Operating and other expenses:						
From externals	699	117	218	23	583	1,640
Inter-segmental	24	-	-	-	-	24
Operating profit before taxes	302	80	329	37	281	1,029
Provision for taxes on operating profit	135	36	147	16	99	433
Operating profit after taxes	167	44	182	21	182	596
Minority interests' share in profits of consolidated companies	(6)	-	-	-	(20)	(26)
Net profit	161	44	182	21	162	570
Return on equity						38.0%
Average balance of assets	3,365	-	-	4,036	19,905	27,306
Average balance of liabilities	78,405	-	-	-	31,592	109,997
Average balance of risk assets	2,579	136	-	3,148	7,948	13,811
Average balance of provident fund and mutual fund assets	-	-	42,274	-	3,948	46,220
Average balance of other managed assets	-	-	499	-	1,241	1,740
Average balance of securities in custody	-	-	25,250	-	20,562	45,812
Average number of employee positions	1,406	208	587	59	714	2,974
Margin from credit granting activity	71	-	-	29	114	214
Margin from deposit receiving activity	626	-	-	-	56	682
Other	194	-	18	13	336	561
Total profit from financing activity before provision for doubtful debts	891	-	18	42	506	1,457

(1) Management fees for provident funds, mutual funds, and securities activity.

	For the year ended on December 31, 2003[(1)]			
	Banking and financial services	Credit cards	Capital market[(2)]	Total
	NIS millions			
Profit from financing activities before provision for doubtful debts:				
From externals	(664)	-	-	(664)
Inter-segmental	1,528	-	-	1,528
Operating and other income:				
From externals	119	174	415	708
Inter-segmental	(21)	-	(76)	(97)
Total income	962	174	339	1,475
Provision for doubtful debts	3	-	-	3
Operating and other expenses:				
From externals	710	111	131	952
Inter-segmental	4	-	-	4
Operating profit before taxes	245	63	208	516
Provision for taxes on operating profit	112	29	95	236
Operating profit after taxes	133	34	113	280
Net profit	133	34	113	280
Return on equit				63.1%
Average balance of assets	3,700	-	-	3,700
Average balance of liabilities	87,340	-	-	87,340
Average balance of risk assets	3,254	-	-	3,254
Average balance of provident fund and mutual fund assets	-	-	26,516	26,516
Average balance of other managed assets	-	-	17,325	17,325
Margin from credit granting activity				124
Margin from deposit receiving activity				660
Other				80
Total profit from financing activity before provision for doubtful debts				864

(1) No change in classification was made to 2003 data, and they are presented as included in the past.
(2) Management fees for provident funds, mutual funds and securities activity.

Developments in the Segment's markets or changes in the profile of its customers

In Israel:

Some of the Segment's customers maintain accounts with several banks. Customers have high financial wealth, use financial consulting, and are interested in a variety of sophisticated banking products. The continued extensive activity in the capital market during 2005 heightened the need to expand consulting in this area for Segment customers. In addition, Segment customers' exposure to investments abroad increased in 2004 and 2005, creating a need to formulate suitable value offers oriented to international markets and increased activity in foreign securities. The Bank's strategic plan is to increase the number of consultants providing service to customers in this Segment. This constitutes forward-looking information, as this plan reflects the Bank's current viewpoint, which is based on estimates and therefore subject to uncertainty.

Abroad:

The emphasis in 2005 was on expanding the assets of Global Private Banking customers held at the Bank, with the strategic objective of enlarging the share of customers with asset portfolios of over $1 million. As at December 31, 2005, accounts in amounts exceeding $1 million comprise 11% of all accounts of Global Private Banking customers (compared with 10% in the previous year). The rate of these large-scale customers' assets out of the total assets of Global Private Banking customers was 73% (compared with 71% in the previous year).

Technological changes that may have a material impact on the Segment

In Israel:

In 2005, use of the new advisory system launched in 2004, "Advisor", was expanded. The system combines the currently existing decision-making support consulting systems and upgrades consultancy sessions to a more professional, high-quality level. The system also allows automatic transmission of instructions through a connection to information and trading systems, in accordance with and subject to the Advisory Law.

Abroad:

In 2005, Stage I of the project aimed at creating a uniform updated customer printout for Global Private Banking customers was successfully completed and has now been implemented at Bank branches in Switzerland, the USA, and Israel.

The project aimed at providing account information to customers over the Internet and through new customer printouts reached the practical testing stage and is scheduled to be launched at some branches in 2006.

Critical success factors in the Segment

In Israel:

- Customer-focused personal service, with a strong emphasis on personal relationships, high-quality service, and tailoring to customers' needs.
- Highly flexible service, according to changing market conditions in Israel and worldwide.
- An advanced system of direct banking services (Internet, "Poalim by Telephone", the "On Time" system for alerts delivered by mobile phone, and ATMs).
- Investment advising at an outstanding professional level, with the aid of advanced decision making support systems.

Abroad:

- High professional level of employees.
- Providing personal service, focused on customers' needs.
- A wide variety of products, carefully selected from the world's best producers in accordance with the "open architecture" policy (i.e., offering banking products produced by others), implemented through PAM, while tailoring the supply of products to customers' tastes and to customary international standards in the industry.
- Centralized management of Global Private Banking units worldwide, in order to create synergy between the various units (branches, representative offices, PAM), and utilize the Bank's size advantage when working with suppliers and service providers.

Main barriers to entry and exit in the Segment

In Israel:

- Establishment of a wide-ranging system of branches deployed throughout the country, while differentiating service to these customers.
- Training skilled personnel to provide financial advice to customers, in accordance with the directives of the Advisory Law.
- Investments in setup, maintenance, and upgrading of advanced technological means.
- A reputation for high-quality service, leadership, professionalism, and credibility built over the years.
- A diverse product range suited to customers' needs.

Abroad:

- An infrastructure with wide geographical deployment is required, including offices and branches around the world.
- Employing professional, skilled personnel.
- A system of product distribution and initiation.
- The need for a large enough portfolio of managed assets to justify the costs of setting up the infrastructure.

Alternatives to the Segment's products and services, and changes

There are no alternatives for the majority of banking products, although there is competition between banking institutions, in Israel and internationally, and other financial institutions. The Bank and the Bank Group principally work to improve processes and introduce technological improvements, with the aim of improving service and expanding the basket of banking products.

In regard to improvements in processes that also apply to this Segment, see the corresponding section in the description of the "Households Segment".

Structure of competition in the Segment, and changes

In Israel:

The Private Banking Segment is highly competitive, as reflected in customers' tendency to maintain accounts with several banks (some 40% of the Segment's customers maintain accounts with more than one bank). The entrance of insurance companies and private brokers into the mutual and provident funds market, specifically, and into selling financial products in general, increases competition for customers in this Segment, as does the removal of barriers to transition between banks.

With regard to competition in the area of credit cards and mortgages, see the corresponding heading in the Households Segment section.

Abroad:

Competition is primarily focused on providing a high level of personal and professional service, to create a long-term committed relationship with the customer; a range of products and services not inferior to those offered by competitors; and the ability to respond rapidly to changes in the market and in customers' tastes.

Global Private Banking is characterized by a high level of competition, which is increasing over time, since the segment of high and very high net worth customers is highly attractive to many financial institutions.

Competitors in this area are Swiss private banking banks, American investment banks, and Israeli banks operating abroad.

Customers

Private Banking customers in Israel have proven and/or future potential for financial wealth. Customers are divided into eight segments (including foreign residents) based on parameters of age, financial wealth, and/or income level.

Global Private Banking customers are private, high net worth customers, usually foreign residents with an Israeli/Jewish affinity.

Marketing and distribution

In Israel, the Segment's marketing and distribution are performed through private banking units: at branches, face to face, by telephone, both through initiated contacts and in response to customers' calls, via "Poalim by Telephone", both through initiated contacts and in response to customers' calls, and through "Poalim Online".

Marketing and distribution to private banking customers in Israel are also conducted through advertising campaigns in newspapers, on television, on the radio, and on billboards.

Marketing messages are communicated on the "Poalim Online" website, and through direct mailings to customers (account status reports, enclosures, designated direct mail), self-service stations (ATMs and "Adcan" self service machines), and signs, informational pamphlets, and postcards at the branches.

The Segment is materially dependent on the branches, the "Poalim by Telephone" call center, and the "Poalim Online" website as marketing pipelines.

It is also dependent on investment advisors to sell products which only investment advisors may offer, under the Advisory Law. Without consulting services, customers' activity in capital market products is expected to decline.

Global Private Banking marketing is conducted via two main channels: through the network of representative offices located in the customers' countries, and through CRMs (Customer Relations Managers) traveling from branches to customers in various countries.

Competition

Some 40% of private banking customers in Israel maintain accounts with more than one bank. As a result, competition between banks for these customers is highly aggressive, and is expressed in benefits in account management terms, price levels, advertising campaigns, an emphasis on personal service - the service "envelope" adapted to customers, investment consulting at an outstanding level, and continuous innovative products (sophisticated solutions in Israel and abroad) and technology to deliver leading services.

Competitors in this Segment are the four other major banking groups as well as other banks operating in Israel, foreign banks operating in Israel, and investment houses.

With regard to competition in the area of mortgages, see the corresponding heading in the Households Segment section.

Abroad, Global Private Banking is characterized by a high level of competition, which is increasing over time. The segment of high and very high net worth customers is highly attractive to many financial institutions.

Competitors in this area are Swiss private banking banks, American investment banks operating outside the United States, and Israeli banks operating abroad.

Competition is primarily focused on providing a high level of personal and professional service, to create a long-term committed relationship with the customer; a range of products and services not inferior to those offered by competitors; and the ability to respond rapidly to changes in the market and in customers' tastes.

Human capital

In 2005, the average number of employee positions in the Segment, in Israel and abroad, was 2,991, compared with 2,974 positions in 2004.

The following is a breakdown of positions in the Segment:

	Total positions		Of which, positions charged to the Segment		Direct managerial positions	
	2005	2004	**2005**	2004	**2005**	2004
In Israel	**2,385**	2,260	**554**	509	**252**	267
Abroad	**606**	714	**53**	52	**269**	323
Total	**2,991**	2,974	**607**	561	**521**	590

Of the total direct employee positions in the Segment, 520 are positions of investment advisors trained by the Bank and licensed as advisors by the Israel Securities Authority (ISA).

These employees undergo an advisors' course, preparation for ISA examinations, and internship with an experiecned consultant at the Bank. After successfully passing the ISA examinations, they receive an advisor's license.

In addition, employees who are not advisors are employed by the Segment as personal bankers; these empolyees undergo training in order to provide service suited to the needs of the Segment's customers.

The change in the number of positions abroad resulted from the decrease in the number of employees at Signature Bank, which was sold; the decrease was offset by the number of employees by the acquisition of Maritime, and by the increase in the number of the Bank's employees in the United States as a result of the move to Miami.

Israeli assignees serve in senior management positions, and are responsible for the operations of their units abroad. The Bank's employees abroad are experts in private banking or in international credit products. Many of them hold academic degrees. In order to comply with the standards dictated by the global market, employees receive training and enrichment in the areas of their work as well as in the local regulatory requirements.

Restrictions and supervision of the Segment's activity

- For details regarding the regulatory involvement in the area of banking commissions, see the "Households Segment" section above.
- With regard to the involvement of the Antitrust Commissioner in the area of credit cards, see the Subsidiary and Affiliated Companies section below.
- With regard to the Supervisor of Banks' directive concerning current accounts exceeding credit facilities, see the "Households Segment" section above.

Material agreements

For details regarding the sale of P.K.N., see the "Capital Market Activity" section below.

Collaboration agreements

The Bank has collaboration agreements with international financial entities that are leaders in the area of global investments:
An agreement with the worldwide Frank Russell company, under which the Bank, through PAM, markets a range of funds managed by Frank Russell to Global Private Banking customers, based on a sophisticated model for selecting the best portfolio managers operating in each sector and market.
Agreements have also been signed with Permal and Templeton, under which funds are offered that complement the funds offered by Russell. These include a range of hedge funds and specialist funds.
The Segment's customers hold assets managed by these funds at a total of approximately $2 billion.

Taxation

With regard to taxation, see the Taxation Status section below.

Legal proceedings

See Note 20 to the financial statements.
With regard to the police investigation concerning suspicions of alleged money laundering, see "Other Matters".

Objectives and business strategy

In Israel:

- Significantly improve the quality of service to the Segment's customers.
- The Bank has set itself the goal, for the next three years, of leading a revolution in service in the banking industry, and giving practical expression to the slogan "Being First is a Responsibility" in service to customers as well. Currently, with competition in the banking system increasing, better service is one of the Bank's most important assets. Based on this understanding, the first step towards realization of our vision is the establishment of a customer service system reporting directly to the Head of the Retail Area. This system will include "Poalim by Telephone," queries from the public, and a new unit, which will engage in formulating and assimilating the service philosophy. The new system's challenge is to create higher customer satisfaction in all channels of communication with the Bank. The service system will determine the key areas in order to increase satisfaction and develop unique improvement programs, while designing advanced assimilation and training processes for employees.
- Provide a comprehensive financial solution to customers' needs, including pensions, while training pension advisors to respond to customers' needs, at all branches of the Bank.

Outlook for development in the coming year:

In 2006, a new service conception will be formulated for Private Banking customers, with the aim of creating a distinctive, sustainable competitive advantage in this area, while providing a comprehensive solution to customers' needs within the new competitive environment of the post-Bachar reform era. The new service conception will be based on differential service "envelopes" tailored to customers' different needs, creating the customer experience in all channels of customer communication with the Bank. The program will emphasize improving processes inside and outside branches, adapting the structure and design of branches, installing personal service systems at all branches (to reduce waiting times), improving the response to customers by telephone, and formulating multi-channel solutions (using all supplementary direct channels - "Poalim Online", "Poalim by Telephone" and self-service devices).

Abroad:

The key challenge facing Global Private Banking in 2006 is the successful merger of the activity of Maritime with the activity of Bank Hapoalim Switzerland, while retaining Maritime customers and continuing organic growth.

Note that the matters described in the sections concerning objectives and business strategy forecasting developments for the coming year constitute forward-looking information. It is possible that the Bank may not succeed in realizing these objectives; in particular, in all matters related to the training of a sufficient number of pension advisors; also, the Bank may not succeed in surmounting the challenges related to the merger of Maritime into Bank Hapoalim Switzerland, for reasons including those related to Maritime customers and unsuccessful efforts by Bank Hapoalim Switzerland to maintain previously existing relationships with them.

Events or matters outside the Segment's ordinary course of business

With regard to the reform in the capital market, see the Capital Market Activity section below.

Structure of the Segment

The Bank provides a range of banking services and financial products to business customers in the Small Business Segment. The Segment operates via branches deployed throughout Israel, as well as through direct channels: "Poalim Online", "Poalim by Telephone", and ATMs. Some of the activities of the banking subsidiaries (Bank Otsar Hahayal and Bank Massad) are also allocated to this Segment. The Segment also provides services to business customers of the Corporate and Commercial Segments. The principal banking products that the Segment supplies include: current account management services, credit, credit cards, and deposit products.

The maximal credit authorized in the Segment is $750,000.

Legislative restrictions, regulations, and special constraints applicable to the Segment

The Bank operates within the framework of laws, regulations, and regulatory directives that apply to the banking system in Israel, under the authority of entities such as: the Supervisor of Banks, the Supervisor of the Capital Market, Insurance, and Savings, the Antitrust Commissioner, the Israel Securities Authority, and others.

Changes in the Segment's volume of activity and net profit

Net profit of the Segment totaled NIS 161 million, compared with NIS 61 million in 2004, an increase of 163.9%, mainly due to the decrease in the provision for doubtful debts. The rate of net return on equity, calculated based on the risk components in the Segment, amounted to 19.7%, compared with 8.5% in 2004.

The Segment's income totaled NIS 1,360 million, compared with NIS 1,238 million in 2004, an increase of 9.9%, resulting from an increase in income from banking and finance.

The provision for doubtful debts in the Small Business Segment totaled NIS 152 million, compared with NIS 298 million in 2004, a decrease of 49.0%. Minority interests' share of the Segment's income from externals was 3.5%, compared with 3.3% in 2004.

The Segment's expenses totaled NIS 918 million, compared with NIS 827 million in 2004. Most of the increase was in payroll expenses, as a result of the increased bonus to the Segment's employees for 2005, due to the improvement in the Bank's profitability.

The volume of activity with the Segment's customers increased during 2005. The average balance of assets increased by 10.2%, and amounted to NIS 16.2 billion, compared with NIS 14.7 billion in 2004.

The balance of the public's assets excluding securities managed by the Segment, which are mainly provident and mutual funds, totaled NIS 7.9 billion, compared with NIS 6.8 billion in 2004. The increase mainly resulted from the volume of activity in the capital market and to increases in the price of securities on the stock exchange.

Set out below are the condensed operating results of the Small Business Segment:

	For the year ended on December 31, 2005				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit from financing activities before provision for doubtful debts:					
From externals	**810**	**-**	**3**	**131**	**944**
Inter-segmental	**69**	**-**	**-**	**(110)**	**(41)**
Operating and other income:					
From externals	**328**	**85**	**74**	**13**	**500**
Inter-segmental	**(32)**	**-**	**(11)**	**-**	**(43)**
Total income	**1,175**	**85**	**66**	**34**	**1,360**
Provision for doubtful debts	**148**	**-**	**-**	**4**	**152**
Operating and other expenses:					
From externals	**807**	**45**	**26**	**14**	**892**
Inter-segmental	**26**	**-**	**-**	**-**	**26**
Operating profit before taxes	**194**	**40**	**40**	**16**	**290**
Provision for taxes on operating profit	**85**	**17**	**17**	**7**	**126**
Operating profit (loss) after taxes	**109**	**23**	**23**	**9**	**164**
Minority interests' share in losses (profits) of consolidated companies	**(3)**	**-**	**-**	**-**	**(3)**
Net profit	**106**	**23**	**23**	**9**	**161**
Return on equity					**19.7%**
Average balance of assets	**14,007**	**-**	**-**	**2,164**	**16,171**
Average balance of liabilities	**12,597**	**-**	**-**	**-**	**12,597**
Average balance of risk assets	**10,479**	**675**	**-**	**1,670**	**12,824**
Average balance of provident fund and mutual fund assets	**-**	**-**	**7,899**	**-**	**7,899**
Average balance of other managed assets	**-**	**-**	**30**	**-**	**30**
Average number of employee positions	**1,464**	**75**	**73**	**31**	**1,643**
Margin from credit granting activity	**521**	**-**	**-**	**15**	**536**
Margin from deposit receiving activity	**129**	**-**	**-**	**-**	**129**
Other	**229**	**-**	**3**	**6**	**238**
Total profit from financing activity before provision for doubtful debts	**879**	**-**	**3**	**21**	**903**

(1) Management fees for provident funds, mutual funds, and securities activity.

	For the year ended on December 31, 2004				
	Banking and financial services	Credit cards	Capital market[(1)]	Housing finance	Total
	NIS millions				
Profit from financing activities before provision for doubtful debts:					
From externals	908	-	2	123	1,033
Inter-segmental	(122)	-	-	(102)	(224)
Operating and other income:					
From externals	318	75	58	14	465
Inter-segmental	(28)	-	(8)	-	(36)
Total income	1,076	75	52	35	1,238
Provision for doubtful debts	293	-	-	5	298
Operating and other expenses:					
From externals	726	44	22	12	804
Inter-segmental	23	-	-	-	23
Operating profit before taxes	34	31	30	18	113
Provision for taxes on operating profit	15	14	13	8	50
Operating profit after taxes	19	17	17	10	63
Minority interests' share in profits of consolidated companies	(2)	-	-	-	(2)
Net profit	17	17	17	10	61
Return on equity					8.5%
Average balance of assets	12,616	-	-	2,051	14,667
Average balance of liabilities	11,810	-	-	-	11,810
Average balance of risk assets	9,483	488	-	1,600	11,571
Average balance of provident fund and mutual fund assets	-	-	6,756	-	6,756
Average balance of other managed assets	-	-	31	-	31
Average number of employee positions	1,476	77	60	28	1,641
Margin from credit granting activity	477	-	-	15	492
Margin from deposit receiving activity	117	-	-	-	117
Other	192	-	2	6	200
Total profit from financing activity before provision for doubtful debts	786	-	2	21	809

(1) Management fees for provident funds, mutual funds, and securities activity.

	For the year ended on December 31, 2003[1]			
	Banking and financial services	Credit cards	Capital market[2]	Total
	NIS millions			
Profit from financing activities before provision for doubtful debts:				
From externals	991	-	-	991
Inter-segmental	(205)	-	-	(205)
Operating and other income:				
From externals	295	66	38	399
Inter-segmental	(29)	-	(7)	(36)
Total income	1,052	66	31	1,149
Provision for doubtful debts	250	-	-	250
Operating and other expenses:				
From externals	738	42	12	792
Inter-segmental	1	-	-	1
Operating profit before taxes	63	24	19	106
Provision for taxes on operating profit	29	11	9	49
Net profit	34	13	10	57
Return on equity				5.5%
Average balance of assets	15,945	-	-	15,945
Average balance of liabilities	11,644	-	-	11,644
Average balance of risk assets	14,022	-	-	14,022
Average balance of provident fund and mutual fund assets	-	-	4,921	4,921
Average balance of other managed assets	-	-	1,997	1,997
Margin from credit granting activity				455
Margin from deposit receiving activity				135
Other				196
Total profit from financing activity before provision for doubtful debts				786

(1) No change was made to 2003 data this year, and they appear as included in the past.
(2) Management fees for provident funds, mutual funds, and securities activity.

Developments in the Segment's markets or changes in the profile of its customers

There were no changes in the profile of the Segment's customers in 2005. The trend of transition to direct banking channels, such as Business Internet and check deposit machines, continues.

Technological changes that may have a material impact on the Segment

The activity of the Poalim Business Internet service expanded in 2005. Thousands of customers joined the service during the year and began using the Internet routinely. The Bank is a pioneer in providing advanced service to business customers allowing a range of online transactions, such as foreign currency transfers, wage payments, and more.

Main barriers to entry and exit in the Segment

- Establishment of a wide-spread network of branches deployed throughout the country.
- Training skilled personnel in the various banking products and activities.
- Investments in setup, maintenance, and upgrading of advanced technological means.
- A reputation for high-quality service, leadership, professionalism, and credibility built over the years.

Alternatives to the Segment's products and services

There are no alternatives for the majority of banking products, although there is competition between banking institutions and other financial institutions. The Group principally works to improve processes and introduce technological improvements, with the aim of improving service and expanding the basket of banking products.

As part of the improvement of processes in the Segment, in order to create a better working environment at the branches and improve customer service, the Bank invested in automated processes for customers in all channels. Implementation of these improvements continued during 2005.

The activity of the Poalim Business Internet service expanded in 2005. Thousands of customers joined the service during the year and began using the Internet routinely. The Bank thereby provides an advanced service to business customers, allowing a range of online transactions, such as foreign currency transfers, wage payments, and more.

Service, accessibility, and availability in the branch network were improved via machines for self-service check deposits placed in 170 branches, and the option to order checkbooks through the check deposit machines and the "Adcan" self-service machine.

Structure of competition in the Segment, and changes

Some 40% of the Segment's customers maintain accounts with more than one bank. Most banks operating in Israel compete in this Segment.

Customers

The Small and Mid-Sized Business Segment handles customers from a wide variety of economic sectors with a low volume of business activity, at a low to medium level of business complexity (from basic transactions, similar to the Households Segment, to more complex transactions such as check clearing, foreign currency, foreign trade, and other financing transactions). The volume of credit per customer is up to $750,000.

Marketing and distribution

See the corresponding section in the description of the "Households" Segment.

Competition

Competitors in this Segment are the four other major banking groups as well as medium-sized banks in the banking system.

Human capital

In 2005, the average number of employee positions in the Segment was 1,643 (of which 343 were positions of Head Office employees, whose cost of employment was charged to the Segment), compared with 1,641 positions (of which 344 were charged to the Segment) in 2004.

The number of managerial positions calculated for the Segment derives from direct managers in the Segment, and includes branch managers, department managers at branches, and section heads at the Head Office. The number of positions does not include managers at the Head Office whose positions were included in the number of indirect positions of the Segment and whose cost was charged to the Segment. The average number of direct managerial positions in 2005 amounted to 229, compared with 207 positions in 2004. The business units employ specially trained corporate credit referents, according to the banking needs of business customers.

The Bank's policy is to recruit mainly degree-holding employees, and there is an ongoing upward trend in the rate of degree holders. The Bank also encourages employees to advance their education, and provides assistance for undergraduate and graduate level studies.

Restrictions and supervision of the Segment's activity

- For details regarding regulatory involvement in the area of banking commissions, see the Households section.
- With regard to the involvement of the Antitrust Commissioner in the area of credit cards, see the Subsidiary and Affiliated Companies section.
- With regard to the Supervisor of Banks' directive concerning current accounts exceeding credit facilities, see the "Households Segment" section above.

Taxation

With regard to taxation, see the Taxation Status section below.

Legal proceedings

See Note 20 to the financial statements.

Objectives and business strategy

- Providing financial solutions personally tailored to customers.
- An optimal mix of personal service and technological means.
- A possibility under consideration is to provide service to some business customers under the Private Banking Segment.

Outlook for developments in the coming year

In 2006, the Bank has set the goal of improving customer satisfaction and raising the quality of service. The service conception in this Segment is based on distinctive service "envelopes" individually tailored to customers according to their needs, while providing comprehensive financial solutions, including advisory sessions (if necessary) with licensed investment advisors.

The Commercial Segment

General

The Commercial Segment provides a range of banking services to middle market business customers that utilize credit lines of up to $10 million. In certain cases, the Segment also handles borrowers with credit greater than $10 million.

The Segment's products and services are adapted to customers' business needs and mainly include the range of credit products: loans, guarantees, and letters of credit, along with investment services in the different channels: foreign currency, shekels, securities, etc.

Customers' activities are directly influenced by economic conditions, the growth rate, the level of demand, and developments in the different economic sectors. In 2005, the Segment's customers, most of whom operate in the local market, were influenced by the recovery enjoyed by several economic branches, and their condition improved. The increase in the growth rate caused a further improvement in the condition of most of the Segment's customers. The growth rate and level of demand in the economy in the coming years will remain a significant factor impacting the results of operations of the Segment's customers.

Structure of the Segment

The Segment operates via eight Business Centers deployed throughout Israel, as well as through the subsidiary Bank Otsar Hahayal.

On January 24, 2006, an agreement was signed under which the Bank committed to sell its full holdings in Bank Otsar Hahayal. Execution of the agreement is contingent upon receipt of all required permits within a fixed timeframe. For further details, see the "Subsidiary and Affiliated Companies" section below.

Several work teams operate within each Business Center, and are responsible for managing routine business relationships with customers. Each team is headed by a Customer Relations Manager, whose main banking specialization is in the area of business credit.

In addition, each Business Center has a certified investment manager, responsible for providing investment services to customers. Each Business Center also has a legal advisor who accompanies business activities and provides legal advice.

Segment customers' accounts are managed at the Bank's branches, which provide all required operating banking services.

Legislative restrictions, regulations, and special constraints applicable to the Segment

The Bank operates within the framework of laws, regulations, and regulatory directives that apply to the banking system in Israel, under the authority of entities such as: the Supervisor of Banks, the Supervisor of the Capital Market, Insurance, and Savings, the Antitrust Commissioner, the Israel Securities Authority, and others.

Changes in the Segment's volume of activity and net profit

Net profit of the Segment totaled NIS 91 million, compared with NIS 59 million in 2004, due mainly to an increase in income and a continued decrease in the provision for doubtful debts.

The rate of net return on equity, calculated based on the risk components in the Segment, amounted to 11.4%, compared with 8.0% in 2004.

The Segment's income totaled NIS 551 million, compared with NIS 521 million in 2004, mainly due to the improvement in profit from financing activity. Minority interests' share in the Segment's income from externals was 3.2%, compared with 3.1% in 2004.

The provision for doubtful debts totaled NIS 171 million, compared with NIS 193 million in 2004.

The Segment's expenses totaled NIS 219 million, compared with NIS 221 million in 2004.

The public's assets excluding securities managed by the Segment totaled NIS 2.9 billion, compared with NIS 2.2 billion in 2004, an increase of 31.8%.

Developments in the Segment's markets or changes in the profile of its customers

The operations of most of the Segment's customers are conducted in the local market. However, the Segment also handles customers engaged in imports and exports. The main economic sectors in which the Segment operates are industry, commerce, and real estate. Macro-economic processes relevant to these sectors impact the operations of the Segment's customers, as do changes at the global level, such as changes in currency exchange rates, changes in prices of imported raw materials, etc. In general, customers' activities are characterized by continuity, and may be described as traditional economic activity, with slow, undramatic changes.

Technological changes that may have a material impact on the Segment

The Segment makes use of technological systems to manage processes of analyzing customers' condition, control, and marketing. The Bank is implementing an ongoing process of improvement in these systems. The process also includes components relevant to handling the Segment's customers. The enhancement of the quality and sophistication of the Bank's systems is an important factor in improving the level of service to the Segment's customers and in creating additional possibilities for expanding activities with them.

Critical success factors in the Segment

- Identification of and adaptation to customers' needs - correctly identifying the customer's full range of banking needs, correctly suiting banking products to business needs, and providing them in real time.
- The ability to provide comprehensive service suited to each customer - reducing the gap between the customer's expectations of the level of service provided and the actual level of service (response time, professionalism, etc.), based, among other things, on technological capabilities for service delivery.
- The ability to manage and perform risk control (primarily credit risks) in real time - credit risk is the most significant risk factor in the Segment's operations. Management of these risks and an appropriate control system are essential to the minimization of this risk, to the extent possible, and to attaining suitable profitability in the Segment's operations.

Main barriers to entry and exit in the Segment

- Establishment of a wide-ranging system of branches deployed throughout the country.
- Training skilled personnel in the various banking products and activities.
- Investments in setup, maintenance, and upgrades of advanced technological means.

Alternatives to the Segment's products and services, and changes

There are no alternatives for the majority of banking products, although there is competition between banking institutions and other financial institutions. The Group principally works to improve processes and introduce technological improvements, with the aim of improving service and expanding the basket of banking products.

With regard to improvements in processes that also apply to this Segment, see the corresponding section in the description of the "Households" Segment.

Structure of competition in the Segment, and changes

The Segment's banking operations are characterized by a high level of competition between a relatively large number of entities. Competition exists for the full range of activities conducted by the Segment's customers.

In credit - competition is reflected both in the interest rates and commissions offered to customers by competing banks, and in the level of exposure (amount of credit versus required collateral) which competitors are willing to approve.

In investments - competition is expressed in the level of service, consulting, and prices. Competitors in this area in addition to banks, are, among others, public and private entities such as investment houses and advisors.

Customers

The main criterion for handling customers within the Commercial Segment is the extent of the approved credit line: between $750,000 and $10 million. In certain cases, the Segment also handles customers outside these boundaries, in the event that the nature of their business activities or their potential for future activities are appropriate for the Segment.

Marketing and distribution

Marketing of banking products and services and distribution to customers are conducted through the Business Centers and through the network of branches at which customers' accounts are managed.

The communication channels used in local banking are available to customers, such as branches, "Poalim by Telephone", Internet, etc. Marketing activities are conducted via unmediated contact between Bank employees and customers, without material dependence on entities external to the Bank.

Competition

The level of competition in the Segment is high, encompassing the four major banking groups as well as medium-sized banks. Competition applies to service, prices, and the professional level at which customers' needs are handled. The principal competitor in this Segment is Bank Leumi.

2005 was characterized by an increase in the activity of institutional entities in the bonds market. This activity was also relevant to some of the Segment's customers, and constituted a competitive factor.

Human capital

In 2005, the average number of employee positions in the Segment was 435 (of which 87 were positions of Head Office employees, whose cost of employment was charged to the Segment), compared with 463 positions (of which 93 were charged to the Segment) in 2004, a decrease of 6.0%. The number of managerial positions calculated for the Segment derives from direct managers in the Segment, and section managers at the Head Office. The number of positions does not include managers at the Head Office whose positions were included in the number of indirect positions of the Segment and whose cost was charged to the Segment. The average number of direct managerial positions in 2005 amounted to 94, compared with 99 positions in 2004.

Permanent workers trained for various roles, according to the Bank's needs, are employed at the branches. In addition, external workers are employed in basic positions (tellers), after receiving appropriate training.

High professional skill in the area of business, particularly credit and investments, is required of most employees.

Taxation

With regard to taxation, see the Taxation Status section below.

The Corporate Segment

General

The Corporate Segment specializes in the provision of financial services to large corporations in Israel and abroad.

Economic growth continued in Israel in 2005, and the business product grew by 5.2%. The growth encompassed all sectors of the economy, with the exception of the construction industry. The economy benefited from developments on the domestic level, due to the relative security and economic stability, which led to increased private consumption and investments, as well as continued growth in the global economy. Israel's corporate sector underwent a process of streamlining during the recession years, and its competitive capability improved. The economy enjoys a high level of financial stability, and the short- and long-term real interest rates have greatly decreased.

The operations of the Bank's Corporate Segment will be influenced by the growth rate and level of demand in the economy, the global level of demand, developments in the local construction industry, and developments in interest rates.

Corporate Segment activity abroad includes the granting of credit to local and foreign borrowers, principally by means of purchasing participations in credit consortiums coordinated by leading banks abroad, mainly to borrowers rated as investment grade, granting of credit to borrowers with an Israeli affinity, and investment in bonds. This activity is financed through issues of certificates of deposit sold to local customers, secured by deposit insurance.

Structure of the Segment

The Corporate Segment mainly operates through the Corporate Division within the Corporate Area, and through the Bank's branches abroad. The Corporate Division provides a range of banking services to large companies in the Israeli economy, with the granting of credit constituting the principal area of activity. The Division is divided into four sectors that are each handled by Customer Relations Managers (CRMs) specializing in specific areas. Customer Relations Managers coordinate all banking services to customers affiliated with their activity. The Corporate Division includes a unit specializing in handling foreign trade transactions for business customers.

The various banking services are provided to the Segment's customers via the network of branches. The products and services of the Segment are adapted to the requirements of the Segment's customers, and mainly include financing of current operations as well as financing of investments, financing of infrastructure projects, project finance in the construction industry, financial services, foreign trade activity, and transactions in derivative financial instruments.

In addition, the Corporate Area contains the Special Credit Division, which coordinates the handling of customers in financial difficulties and assists in their restructuring, and the Commercial Debt Collection Division.

The Corporate Segment operates abroad, in the United States via the New York branch, and in the UK via the London and Manchester branches. The principal activity is in the provision of credit to large companies, directly or through the purchase of participation in credit consortiums coordinated by leading banks. The corporate policy is to participate mainly in financing packages for companies that have a high rating by the international rating agencies Standard & Poor's or Moody's. The branches provide comprehensive financial services to large Israeli companies operating in the United States and the UK through the Israeli departments at each branch, including credit, foreign trade, investments, and dealing room services.

The branches abroad also offer investments in structured finance products, such as credit derivatives - CDOs (collateralized debit obligations), backup lines for issuing commercial paper, and leasing transactions.

As part of its strategic plan, the Bank has begun to assemble an asset-backed bonds portfolio. At this stage the focus is on the MBS (mortgage-backed securities) and CMO (collateralized mortgage obligation) types of mortgage-backed bonds.

Legislative restrictions, regulations, and special constraints applicable to the Segment

The Bank operates within the framework of laws, regulations, and regulatory directives that apply to the banking system in Israel, under the authority of entities such as: the Supervisor of Banks, the Supervisor of the Capital Market, Insurance, and Savings, the Antitrust Commissioner, the Israel Securities Authority, and others.

The following describes specific restrictions that apply to the Segment:

- Under Proper Conduct of Banking Business directives, a restriction applies to the permitted level of indebtedness of a single borrower or a group of borrowers, the total aggregate indebtedness of the six largest groups of borrowers at the Bank, and the indebtedness of customers defined as "related persons" of the Bank. These restrictions may impact the manner and volume of the Corporate Segment's operations with these customers.
- The Basle Committee published a set of new directives known as "Basle II", which will take effect towards the end of 2006, in certain countries. At this stage, the Bank of Israel has published guidelines for ranking customers as part of the preparation for Basle II. The Bank is in the process of preparing for and studying this topic.
- Following a request by the Antitrust Commissioner, the Bank has approached the Commissioner in order to regulate by means of a type exemption the cooperation between banks in the areas of credit and syndications for granting loans with the customers' consent, provided that the amount of credit exceeds an amount to be determined, or, alternatively, that a restriction under Bank of Israel directives and/or under the law prevents the Bank from extending the credit requested by the customer alone. The Commissioner stated that until a type exemption is introduced in cooperation with the Bank of Israel, or by February 17, 2003, whichever is earlier, he does not intend to enforce the provisions of the law on cooperation between the banks in the granting of credit (consortiums) that meet the terms detailed in the Commissioner's notification.

On March 5, 2003, the Commissioner extended the validity of his notification until December 31, 2003. The Commissioner has again extended the validity of his notification on the matter of consortiums for granting credit, so that it is now in effect until December 31, 2006. It should be noted that in consortium arrangements in which both the Bank and Bank Leumi Le-Israel B.M. are members, the minimum aggregate amount of credit must reach at least NIS 100 million. However, this restriction would not apply to a consortium arrangement concerning the repayment of debt deriving from credit granted by the Bank and by Bank Leumi prior to August 18, 2002, to the same person.

- The Corporate Segment's activity abroad is subject to regulatory supervision by various government agencies in the countries in which it operates.

Changes in the Segment's volume of activity and net profit

Net profit of the Corporate Segment totaled NIS 578 million, compared with NIS 404 million in 2004, mainly due to a decrease in the provision for doubtful debts.

The rate of net return on equity, calculated based on the risk components in the Segment, amounted to 9.1%, compared with 6.3% in 2004.

The Segment's income totaled NIS 2,421 million, compared with NIS 2,306 million in 2004. The increase mainly resulted from profit from financing activity.

The provision for doubtful debts amounted to NIS 848 million, compared to NIS 1,065 million in 2004, a decrease of 20.4%.

The decrease in the provision for doubtful debts in 2005 was influenced by the improvement in economic conditions, reflected both in a decrease in new provisions for doubtful debts and a reduction of specific provisions for doubtful debts recorded in the past.

Despite the decrease in the provision for doubtful debts in the construction and real estate sector, which totaled NIS 389 million, compared with NIS 578 million in 2004, the sector concluded 2005 with a loss of NIS 30 million, compared with a loss of NIS 108 million in 2004.

The Segment's expenses totaled NIS 584 million, compared with NIS 509 million in 2004, due mainly to an increase in salary expenses as a result of an increase in the bonus to Bank employees for 2005, due to the improvement in the Bank's profitability.

The average balance of the Segment's assets (primarily credit to the public) amounted to NIS 100.8 billion, compared with NIS 107.3 billion at the end of 2004. The decrease resulted from redemption of credit by several major borrowers, and from a transition by customers to non-banking financing sources.

The segment's liabilities totaled NIS 27.4 billion, compared with NIS 16.7 billion in 2004, an increase of 64.1%.

The public's assets excluding securities managed by the Segment totaled NIS 20.7 billion, compared with NIS 19.3 billion at the end of 2004.

The Segment's net profit in respect of activity abroad totaled NIS 128 million, compared with NIS 125 million in 2004.

Set out below are the condensed operating results of the Corporate Segment:

	For the year ended on December 31, 2005			
	Banking and financial services[(1)]	Construction and real estate	Activity abroad	Total
	NIS millions			
Profit from financing activities before provision for doubtful debts:				
From externals	**4,335**	**896**	**820**	**6,051**
Inter-segmental	**(2,892)**	**(555)**	**(425)**	**(3,872)**
Operating and other income:				
From externals	**227**	**25**	**9**	**261**
Inter-segmental	**(19)**	**-**	**-**	**(19)**
Total income	**1,651**	**366**	**404**	**2,421**
Provision for doubtful debts	**453**	**389**	**6**	**848**
Operating and other expenses:				
From externals	**303**	**31**	**170**	**504**
Inter-segmental	**80**	**-**	**-**	**80**
Operating profit (loss) before taxes	**815**	**(54)**	**228**	**989**
Provision for taxes on operating profit	**335**	**(24)**	**100**	**411**
Net profit (loss)	**480**	**(30)**	**128**	**578**
Return on equity				**9.1%**
Average balance of assets	**65,281**	**19,632**	**15,907**	**100,820**
Average balance of liabilities	**20,472**	**1,398**	**5,489**	**27,359**
Average balance of risk assets	**64,027**	**14,976**	**14,867**	**93,870**
Average balance of provident fund and mutual fund assets	**15,330**	**275**	**-**	**15,605**
Average balance of other managed assets	**5,085**	**-**	**-**	**5,085**
Average balance of securities in custody	**30,909**	**3,977**	**-**	**34,886**
Average number of employee positions	**551**	**39**	**151**	**741**
Margin from credit granting activity	**915**	**283**	**216**	**1,414**
Margin from deposit receiving activity	**38**	**7**	**13**	**58**
Other	**490**	**51**	**166**	**707**
Total profit from financing activity before provision for doubtful debts	**1,443**	**341**	**395**	**2,179**

(1) Includes credit card and capital market activity.

	For the year ended on December 31, 2004			
	Banking and financial services[(1)]	Construction and real estate	Activity abroad	Total
	NIS millions			
Profit from financing activities before provision for doubtful debts:				
From externals	3,600	1,109	635	5,344
Inter-segmental	(2,305)	(704)	(255)	(3,264)
Operating and other income:				
From externals	176	21	11	208
Inter-segmental	18	-	-	18
Total income	1,489	426	391	2,306
Provision for doubtful debts	455	578	32	1,065
Operating and other expenses:				
From externals	251	42	131	424
Inter-segmental	85	-	-	85
Operating profit before taxes	698	(194)	228	732
Provision for taxes on operating profit	311	(86)	103	328
Net (loss) profit	387	(108)	125	404
Return on equity				6.3%
Average balance of assets	69,991	21,836	15,462	107,289
Average balance of liabilities	11,941	1,282	3,509	16,732
Average balance of risk assets	68,050	17,032	14,705	99,787
Average balance of provident fund and mutual fund assets	15,117	265	-	15,382
Average balance of other managed assets	3,928	-	-	3,928
Average balance of securities in custody	20,970	3,622	-	24,592
Average number of employee positions	520	40	152	712
Margin from credit granting activity	946	326	243	1,515
Margin from deposit receiving activity	32	6	6	44
Other	317	73	131	521
Total profit from financing activity before provision for doubtful debts	1,295	405	380	2,080

(1) Includes credit card activity and capital market activity.

	For the year ended on December 31, 2003[1]				
	Banking and financial services	Credit cards	Capital market[2]	Construction and real estate	Total
	NIS millions				
Profit from financing activities before provision for doubtful debts:					
From externals	2,261	-	-	851	3,112
Inter-segmental	(947)	-	-	(530)	(1,477)
Operating and other income:					
From externals	107	6	34	22	169
Inter-segmental	23	-	(11)	-	12
Total income	1,444	6	23	343	1,816
Provision for doubtful debts	1,217	-	-	289	1,506
Operating and other expenses:					
From externals	193	3	14	43	253
Inter-segmental	101	-	-	-	101
Operating (loss) profit before taxes	(67)	3	9	11	(44)
Provision for taxes on operating profit	(31)	1	4	5	(21)
Operating (loss) profit after taxes	(36)	2	5	6	(23)
Net (loss) profit	(36)	2	5	6	(23)
Return on equity					(0.4%)
Average balance of assets	71,351	-	-	22,164	93,515
Average balance of liabilities	11,980	-	-	1,224	13,204
Average balance of risk assets	76,315	-	-	16,775	93,090
Average balance of provident fund and mutual fund assets	-	-	14,316	-	14,316
Average balance of other managed assets	-	-	23,030	-	23,030
Margin from credit granting activity					1,172
Margin from deposit receiving activity					53
Other					410
Total profit from financing activity before provision for doubtful debts					1,635

(1) No change was made to 2003 data this year, and they appear as included in the past.
(2) Management fees for provident funds, mutual funds, and securities activity.

Developments in the Segment's markets or changes in the profile of its customers

The activity of Corporate Segment customers is characterized by continued adaptation to changes in economic activity and in the sectors in which they operate.

In the United States, economic conditions continued to improve in 2005, with the effect of reducing credit spreads while improving the condition of problematic borrowers.

Technological changes that may have a material impact on the Segment

The information systems used by the Corporate Segment are designed to assist analysis, control, and marketing processes. The Corporate Segment continually works to improve and update the technological systems it uses.

During the last quarter of 2004, the New York branch began a process of conversion to a new credit system (ACBS), which facilitates the implementation of efficient work processes and provides necessary managerial information, with the aim of supporting the Bank's current business objectives in the United States. The conversion is being implemented in stages. One business unit (out of three) made the transition to the new system in the first half of 2005. Conversion at the second unit was completed in mid-October 2005.

Critical success factors in the Segment

- Identification of and adjustment to customer needs - correctly locating customers' overall banking needs, and suitably adapting banking products to customers' business needs and supplying them in real time.
- Ability to provide comprehensive, appropriate service to each customer - reducing the gap between the customer's expectations of service and the level of actual service (response time, professional handling, etc.), while relying on technological capabilities, among other things, to deliver the service.
- Ability to conduct risk control in real time (primarily credit risks) - credit risk is the most significant risk factor in the Segment's activity. Management of these risks and maintenance of an adequate control system are essential in order to minimize this risk to the extent possible, and attain adequate profitability in the Segment's activity.
- Relationships with leading local banks abroad, for the purpose of participating in syndication transactions.

Main barriers to entry and exit in the Segment

Activity in the Corporate Segment requires long-term relationships with its customers, including familiarity with their financial data and the collateral they have provided to the Bank, monitoring and control of the different risks and exposures, as well as appropriate capital allocation and compliance with the regulatory restrictions that apply to the Segment. This requires training high-quality, skilled personnel and acquiring a high level of technological capability in order to cope with the complexity of the Segment.

In the Segment's activity abroad, a sufficient geographically deployed infrastructure is also necessary, including offices and branches around the world.

Alternatives to the Segment's products and services, and changes

Alternative financing sources, offered by non-banking financial entities, particularly institutional entities, have developed as an alternative to banking credit for Corporate Segment customers. The alternative products offered are public and private issues of shares, bonds, and other securities, in the capital markets in Israel and abroad, as well as credit granted by non-banking financial entities.

Structure of competition in the Segment, and changes

Intense competition exists in the Segment from the four other major banking groups in Israel, as well as from foreign banks (HSBC, Citigroup), which are expanding their operations in Israel. In recent years, increased involvement by institutional entities has been apparent in this segment, such as insurance companies (Migdal and Phoenix) and pension funds.

Abroad, competition is primarily focused on providing a high level of personal and professional service, to create a long-term committed relationship with the customer; a range of products and services not inferior to those offered by competitors; and the ability to respond rapidly to changes in the market and in customers' tastes.

New products

The Corporate Segment is considering introducing new products suited to its customers' business needs.

During 2005, preparations began for the implementation of new business initiatives based on the strategic plan approved for 2005-2007. The first initiative to be implemented is the establishment of an MBS (mortgage-backed securities) portfolio. As of December 31, 2005, the Bank had invested a total of $1.3 billion in MBS.

In 2005, the New York branch completed the acquisition of exclusive rights to advise customers and refer them to securitization services through issues of commercial paper of two U.S. corporations: Voyager Funding Corporation and Venus Funding Corporation. The aim of the acquisition is to offer securitization services to the Bank's large customers in the United States and in Israel.

On August 31, 2005 the Bank, through its fully owned subsidiary, Hapoalim U.S.A., came to an agreement to acquire a broker-dealer named Investec (US) Incorporated, which is registered and operating in the U.S.A., for the amount of $30 million.

Upon completion of the acquisition, in March 2006, the acquired company changed its name to Hapoalim Securities U.S.A.

Customers

The Segment's customers are large companies in the Israeli economy in the various economic sectors. In general, borrowers belonging to this Segment have a volume of banking credit in excess of $10 million for each customer.

Customers of the Corporate Segment abroad are large local and Israeli companies. Most of the local companies are rated as Investment Grade.

Marketing and distribution

The Corporate Segment's activity with each of its customers is coordinated by Customer Relations Managers (CRMs), who are in continuous contact with the customers served by them in order to respond to their banking needs, market bank products, and tailor financing solutions to various transactions.

Competition

There is a relatively high level of competition in this area, reflected in service, prices, and rapid response. The Bank Group competes in this area against the four other major banking groups in Israel, as well as foreign banks with representative offices in Israel (HSBC, Citigroup) and institutional entities (e.g., insurance companies such as Migdal and Phoenix). In the United States, this field is highly competitive and is dominated by large financial entities.

Human capital

In 2005, the average number of employee positions in the Segment, in Israel and abroad, was 741, compared with 712 positions in 2004.

The following is a breakdown of positions in the Segment:

	Total positions		Of which, positions charged to the Segment		Direct managerial positions	
	2005	2004	**2005**	2004	**2005**	2004
In Israel	**590**	560	**194**	174	**105**	99
Abroad	**151**	152	**37**	36	**58**	57
Total	**741**	712	**231**	210	**163**	156

Israeli assignees serve in senior management positions, and are responsible for the operations of their units abroad. The Bank's assignees abroad who manage business units are experts in international credit products and hold academic degrees. In order to comply with the standards dictated by the global market, employees receive training and enrichment in the areas of their work as well as in the local regulatory requirements. The Bank is recruiting employees who have the requisite knowledge in order to enter new areas of activity, in accordance with the Bank's strategic plan.

Taxation

With regard to taxation, see the Taxation Status section below.

Objectives and business strategy

The Corporate Segment's business objectives are focused in several areas:

- Continuing to provide service and respond to customers' needs.
- Prudently managing the credit portfolio and monitoring the risk profile.
- Continuing to improve the technological infrastructure supporting analysis, control, and marketing processes.
- Granting full banking services to Israeli companies and Israeli institutional investors operating abroad.
- Abroad, continued development of products that are alternatives to traditional credit.

The Financial Management Segment

General

The activity of this Segment includes the Bank's proprietary management (i.e., the Bank's activity on its own behalf, through investments in bonds, deposits with banks, bond issues, transactions in derivative instruments, and more), management of market and liquidity exposures resulting from the Bank's customers' business in the course of trading activity, and support for the development and pricing of sophisticated financial products.

Market risk is the risk to income and capital resulting from changes in prices and rates in the financial markets, primarily the following:

Interest rate risk - the risk to capital and income (including future income) that may result from changes in interest rates in the various currencies and sectors (unlinked shekel and CPI-linked).

Inflation/exchange rate risk - the risk to capital and income (including future income) that may result from the effect of changes in the Consumer Price Index and in exchange rates on linkage base exposure (the exposure of financial capital to the three linkage sectors: unlinked shekel, CPI-linked shekel, and foreign currency), and on exposures due to trading activity.

Liquidity risk - the risk to income and capital that may result from an inability to supply liquidity needs, i.e. a decision by customers to withdraw funds from the Bank in an unforeseen amount. In exceptional supply and demand situations, an unplanned resource raising cost may result.

In addition, the Segment provides dealing room services to customers of the other Segments. The calculation of the Segment's income also includes the results of investments in shares and investments in equity-basis investee companies.

Structure of the Segment

The Segment's business activity was concentrated under the Global Treasurer this year, who is responsible for management of the Bank's assets and liabilities in Israel and worldwide, as well as the activity of the dealing rooms in Israel, London, and New York. The Global Treasurer reports to the member of the Board of Management responsible for the Financial Area.

Treasury activities include the Asset and Liability Management Division in Israel, which is responsible for the financial management of the Bank's balance sheet in Israel, and coordinates the management of financial assets and liabilities at the global level. Also operating within this framework is the Dealing room Division, responsible for the dealing room in Israel and for coordinating trading activities in foreign currency and derivatives at branches abroad. The Heads of Trading at the Bank's New York and London branches also report concurrently to the Global Treasurer and to local managers.

Legislative restrictions, regulations, and special constraints applicable to the Segment

The Bank operates within the framework of laws, regulations, and regulatory directives that apply to the banking system in Israel, under the authority of entities such as: the Supervisor of Banks, the Supervisor of the Capital Market, Insurance, and Savings, the Antitrust Commissioner, the Israel Securities Authority, and others.

Changes in the Segment's volume of activity and net profit

Net profit of the Segment totaled NIS 644 million, compared with NIS 403 million in 2004. The rate of net profit return on equity, calculated based on risk assets in the Segment, reached 15.3%, compared with 11.4% in 2004.

The Segment's income totaled NIS 1,168 million, compared with NIS 716 million in 2004. The Segment's income mainly derives from profits from the realization of bonds, management of the Bank's financial capital, and profits from positions in derivative financial instruments. An improvement occurred in 2005, mainly due to the positive effect of the increase in the CPI and of changes in exchange rates on the Bank's financial capital. A decrease in profit from realization of bonds offset this effect.

The amount and tradability of complex financial instruments and unique derivatives has increased considerably in recent years, as has customers' demand for these products. The Bank provides a large portion of the market supply of these products.

The contribution of equity-basis investees to the segment's net operating profit, totaled NIS 106 million in 2005, compared with NIS 101 million in 2004.

The Segment also recorded profit from extraordinary activities, after taxes, in the amount of NIS 47 million, mainly due to the sale of the shares of Amot. In 2004, a profit of NIS 36 million was recorded, mainly due to the sale of shares of Clal Insurance Enterprises Holdings.

Financing sources

The Financial Management Segment has no sources of its own, but is responsible for managing the Bank's sources and applications. The Bank has a wide range of financing sources, primarily fixed period deposits from the public, highly diversified, with no reliance on any single depositor or group of depositors. Large-scale depositors, particularly institutional depositors, are handled jointly by the Segment and by Customer Relations Managers.

Most of the Bank's resources are raised from the public in Israel, particularly from private customers. Unlinked shekel resources mainly derive from customers, while some derive from large institutional and corporate customers. Linked shekel resources are raised both from the general public and from institutional customers who invest in bonds issued by the Bank (through Hapoalim Hanpakot) and directly in deposits with the Bank. The Bank's foreign currency resources are raised from a variety of sources - private customers in Israel, corporate customers in Israel, non-residents, international private banking customers, and Israeli companies abroad, as well as through bond issues abroad (through Poalim International).

Over the last two years, resource raising through bond and subordinated note issues via the subsidiary Hapoalim Hanpakot has become increasingly important.

Technological changes that may have a material impact on the Segment

The Financial Management Segment is technology-intensive. Accordingly, technological changes influencing the Segment occur routinely. In recent years, several such processes may be noted, such as the widespread distribution of financial information in real time and the ability to execute transactions instantly, regardless of geographical location.

The principal investments carried out by the Segment are in information systems. In recent years, the principal investment is in two main projects: a new dealing room, and the ALM (asset and liability management) project.

The dealing room project is designed to improve the handling of a wide range of products by the dealing room, in terms of both the execution and the operation and control of the transaction.

Designated systems for specific areas within the dealing room (options, interest rates) are designed to improve capabilities in handling complex products in these areas.

In line with the decision by the Board of Management to implement the recommendations of external consultants regarding the dealing room, in August 2000 the Bank started a project aimed at replacing the dealing room information system. The system previously in use did not fulfill users' requirements, particularly in the areas of position management, profitability measurement, accounting revaluation, new product management, and technology. After a period of several months, in which the world's leading systems were examined - including an analysis of system performance and user experiences, and visits to banks that use the different systems - the Bank decided to purchase the OPICS system by MISYS.

The OPICS system fulfilled several key criteria better than the other systems:

- Automated management of most types of transactions that were in use at the Bank at the time: FX, currency options, deposits and loans, credit derivatives, IRS, FRA, currency swaps, futures, bonds, index derivatives, interest rate options, and others.
- Good solutions to most of users' functional requirements in various areas.
- A unified front-to-back system, including functions of trading and position management, control, and back office procedures (authorizations, payments, and accounting measurement).
- Ten years' accumulated experience in dealing rooms, and installations at dozens of banks throughout the world.
- Adaptability of the system to unique requirements of the Israeli market and specific requirements of the Bank (management of customer credit exposures, accounting measurement and reporting in line with the directives of the Supervisor of Banks, work with the Bank of Israel, etc.).
- Fulfillment of the technological requirements of the Operations Area.

Implementation of the system in stages:

Stage I: Renewed in February 2003 - deposit transactions and inter-bank loans.

Stage II: Renewed in May 2005 - currency exchange (FX) transactions and currency options (about 75% of transactions).

Stage III: In progress - swap transactions and interest rate derivatives (FRA, IRS, CCS, Floor/Cap).

Main changes achieved as a result of OPICS implementation:

- Management and control of exchange positions within the system.
- Management of customers' credit risk (correct revaluation of options).
- Capability for automated management of exotic currency options.
- Capability for strategy management in options.
- Management of a single transaction pool for all transactions.
- Improved information to customers about the range of transactions.
- Integration of information from the system into the various Bank systems.

Since implementing the system, there has been an ongoing process of improvement and addition of reports and information queries for the different users. The knowledge accumulated in working with the system is being used to improve the efficiency of its use, to achieve more sophisticated analysis of data derived from the system, and to improve customer service.

However, the scope of business processes and static information on the system is immense, and problems and malfunctions are still being discovered and handled on an ongoing basis by the systems analysts' team in the Financial Area, with the assistance of the Bank's Operations Area and with the support of the MISYS company abroad.

Assest and liability management system (hereinafter: ALM)

As part of the ALM project, a new computer system is being constructed, planned to provide improved analytical capabilities with regard to the Bank's market risks. The system was acquired in early 2003 from the Bancware division of the U.S. company Sungard, and its implementation began later that year. The system captures data on financial transactions at the Bank and processes them in a way that enables users to perform in-depth and broad analyses of market risks to the Bank's balance sheet, particularly interest rate risk and liquidity risk. The system started production in 2005, and currently includes most of the relevant transactions. Entry of all types of transactions relevant to the system is scheduled for completion in 2006, as is the expansion of the range of data and reports generated by the system.

Main barriers to entry and exit in the Segment

The main entry barriers in the Financial management Segment derive from the need for large investments in information systems and for the ability to recruit high-quality professional personnel. In addition, the ability to provide service to large customers is also derived from the Bank's relative size and its ability to supply liquidity in the different areas of activity. Accordingly, in certain areas of activity and in certain types of transactions, size is an advantage.

Alternatives to the Segment's products and services, and changes

The level of sophistication in Israel's financial markets has steadily increased in recent years. This trend is particularily notable in the expansion of the basket of products available to investors and operators in the market. Various types of tradable instruments and derivative instruments are becoming more accessible. Examples of such instruments are exchange-traded funds, structured deposits, exotic options, and others.

Naturally, alongside the expansion of existing opportunities via a larger and more sophisticated basket of products, these instruments also represent an alternative to existing products and services.

Structure of competition in Segment, and changes

Competition is extensive and intense in the area of dealing room activities carried out by the Financial Management Segment. The principal competitors in this activity are the four major banking groups in Israel, foreign banks, and other financial companies specializing in this field.

New products

The Financial Management Segment continually innovates new products. In recent years, a series of complex products have been added to the basket of products in Israel, including exotic options and derivatives, credit derivatives, and sophisticated interest products. In addition, the use of structured products has increased in the last two years, including deposits or bonds whose terms of interest are determined by the terms of derivative embedded in the debt instrument.

Customers

The Segment provides diverse services to all customers of the other Segments at the Bank, both through the Bank's branches and Customer Relations Managers, and through direct contact with large customers.

Human capital

In 2005, the average number of employee positions in the Segment was 320 (of which 92 were positions of Head Office employees, whose cost of employment was charged to the Segment), compared with 318 positions (of which 92 were charged to the Segment) in 2004.

The number of managerial positions calculated for the Segment derives from direct managers in the Segment, and section managers at the Head Office. The number of positions does not include managers at the Head Office whose positions were included in the number of indirect positions of the Segment and whose cost was charged to the Segment. The average number of direct managerial positions in 2005 amounted to 98, compared with 100 positions in 2004.

The Financial Management Segment is oriented towards high-quality personnel. Accordingly, there is considerable competition for the services of high-quality employees, from local banks, foreign banks, other financial entities, and business concerns. This is particularly apparent in the area of dealing rooms. The Bank has therefore formulated a unique employment and compensation model for dealing room employees, which closely links achievement to compensation.

Collaboration agreements

During the routine course of business, the Bank, and within it the Financial Management Segment, maintains extensive ties with the world's leading banks and investment houses. Business relations between the Bank and these entities in the different capital markets are based on standard international arrangements, such as: framework agreements supporting the activity of dealing rooms, special agreements to minimize credit risks through addendums to the framework agreements which limit credit risk in derivatives (credit support annex), or activity via an international clearinghouse (CLS) to minimize clearing risks in foreign currency swap transactions.

Objectives and business strategy

The Segment's strategic plan is aimed at achieving growth in profit from ALM and dealing room activities, in Israel and at the international branches.

An important element of the Segment's strategic plan refers to the activity of the branches abroad, in line with the Bank's overall strategy.This is due to the readiness of those markets abroad for this type of financial activity, as well as the difficulty of conducting such activity in Israel because of the Bank's relative size in the market.

In order to promote the initiatives in Israel and abroad from a systemic perspective, the managerial setup of the Financial Area was changed. The function of Global Treasury was established, which is responsible for Treasury activities in Israel and at branches abroad. In addition, it was determined that ALM Division and Dealing room Division managers in Israel will hold professional authority over their colleagues abroad, who will henceforth be managed under a matrix system. This information constitutes forward-looking information, since the plan reflects the Bank's current viewpoint, which is based on estimates, and is therefore subject to risks and uncertainty.

Others and Adjustments

This framework includes all other activities of the Bank Group, each of which does not form a reportable segment under the Supervisor of Banks' directives.

These activities mainly include: investment banking, trust activity, credit card activity not attributed to the banking segments, and nonrecurring effects of realization of investments in consolidated companies. In addition, this activity includes adjustment of Inter-segmental activities.

Net profit of this framework totaled NIS 548 million in 2005, compared with NIS 273 million in 2004. The increase was mainly due to profit from extraordinary activities, attributed to this framework only, in the amount of NIS 543 million in 2005, compared with NIS 243 million in 2004. In both years, the increase mainly resulted from the issue and sale of the shares of Signature Bank.

Set out below is the distribution of the results of credit card operations by Segments of activity:

	For the year ended December 31, 2005						
	Households	Private banking	Small business	Commercial segment	Corporate segment	Incoming tourism and activity of customers of banks outside the Group	Total
	NIS millions						
Operating and other income	**528**	**213**	**85**	**12**	**7**	**207**	**1,052**
Operating and other expenses	**311**	**118**	**45**	**5**	**3**	**170**	**652**
Operating profit before taxes	**217**	**95**	**40**	**7**	**4**	**37**	**400**
Provision for taxes on operating profit	**95**	**41**	**17**	**3**	**2**	**16**	**174**
Minority interest's share in profits of consolidated companies	**(19)**	**-**	**-**	**-**	**-**	**-**	**(19)**
Net profit	**103**	**54**	**23**	**4**	**2**	**21**	**207**

	For the year ended December 31, 2004						
	Households	Private banking	Small business	Commercial segment	Corporate segment	Incoming tourism and activity of customers of banks outside the Group	Total
	NIS millions						
Operating and other income	473	197	75	11	6	181	943
Operating and other expenses	281	117	44	5	3	149	599
Operating profit before taxes	192	80	31	6	3	32	344
Provision for taxes on operating profit	85	36	14	3	1	14	153
Minority interest's share in profits of consolidated companies	(17)	-	-	-	-	-	(17)
Net profit	90	44	17	3	2	18	174

	For the year ended December 31, 2003						
	Households	Private banking	Small business	Commercial segment	Corporate segment	Incoming tourism and activity of customers of banks outside the Group	Total
	NIS millions						
Operating and other income	427	174	66	8	6	156	837
Operating and other expenses	273	111	42	4	3	129	562
Operating profit before taxes	154	63	24	4	3	27	275
Provision for taxes on operating profit	70	29	11	2	1	12	125
Minority interest's share in profits of consolidated companies	(15)	-	-	-	-	-	(15)
Net profit	69	34	13	2	2	15	135

Set out below is the distribution of the results of capital market operations by Segments of activity:

	For the year ended December 31, 2005						
	Households	Private banking	Small businesses	Corporate segment	Commercial segment	Other	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts	**6**	**31**	**3**	**8**	**1**	**12**	**61**
Operating and other income	**206**	**648**	**63**	**17**	**15**	**407**	**1,356**
Operating and other expenses	**110**	**253**	**26**	**9**	**3**	**415**	**816**
Operating profit before taxes	**102**	**426**	**40**	**16**	**13**	**4**	**601**
Provision for taxes on operating profit	**44**	**186**	**17**	**7**	**6**	**2**	**262**
Minority interests' share in profits of consolidated companies	**(14)**	**-**	**-**	**-**	**-**	**-**	**(14)**
Net profit	**44**	**240**	**23**	**9**	**7**	**2**	**325**

	For the year ended December 31, 2004						
	Households	Private banking	Small businesses	Corporate segment	Commercial segment	Other	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts	3	18	2	5	1	17	46
Operating and other income	186	529	50	23	13	356	1,157
Operating and other expenses	102	218	22	6	3	364	715
Operating profit before taxes	87	329	30	22	11	9	488
Provision for taxes on operating profit	39	147	13	10	5	4	218
Minority interests' share in profits of consolidated companies	(14)	-	-	-	-	-	(14)
Net profit	34	182	17	12	6	5	256

	For the year ended December 31, 2003						
	Households	Private banking	Small businesses	Corporate segment	Commercial segment	Other	Total
	NIS millions						
Operating and other income	264	415	38	34	15	178	944
Operating and other expenses	160	131	12	14	6	175	498
Operating profit before taxes	104	284	26	20	9	3	446
Provision for taxes on operating profit	48	130	12	9	4	1	204
Minority interests' share in profits of consolidated companies	(11)	-	-	-	-	-	(11)
Net profit	45	154	14	11	5	2	231

The International Activity Segment

According to the directives of the Supervisor of Banks, data on international activity for 2005 and 2004 are included in these financial statements under the Corporate Segment and the Private Banking Segment. Because the Bank is unable to classify 2003 data accordingly, the Segment is presented below as presented in the past.

In 2003, the International Activity Segment included the Bank and the Bank Group's activity abroad, which is conducted via the Bank's branches in the USA and the UK, the International Private Banking Center in Israel, subsidiaries in Switzerland, the USA, the UK, and Uruguay, and representative offices of the Bank in additional international locations.

The Bank's activity abroad is centered on private banking and on the corporate segment. Corporate segment activity includes the granting of credit to local and foreign borrowers, principally by means of purchasing participations in credit consortiums coordinated by leading banks abroad, mainly to borrowers rated as investment grade, granting of credit to borrowers with an Israeli affinity, and investment in bonds. In private banking activities, the Bank provides advanced, professional products and services, including investment products and global asset management, to high net worth customers abroad.

Set out below are the data of the International Activity Segment for the year ended December 31, 2003:

	For the year ended on December 31, 2003						
	U.S branches	U.K. branches	International private banking in Israel	Bank Hapoalim Switzerland	Signature Bank	Other companies	Total
	NIS millions						
Profit from financing activities before provision for doubtful debts	385	136	35	70	171	17	814
Operating and other income	79	-	35	127	53	52	346
Total income	464	136	70	197	224	69	1,160
Provision for doubtful debts	35	22	-	-	9	-	66
Operating and other expenses	248	63	18	118	201	62	710
Operating profit before taxes	181	51	52	79	14	7	384
Provision for taxes on operating profit	84	18	22	39	4	9	176
Net profit (loss)	97	33	30	40	10	(2)	208
Return on equity							8.0%
Average balance of assets	29,957	9,694	487	6,666	6,189	8,455	61,448
Average balance of liabilities	28,577	9,270	6,200	6,026	5,680	7,870	63,623
Average balance of risk assets	24,280	7,531	242	4,336	2,475	533	39,397
Average balance of mutual fund assets	-	-	278	-	-	2,505	2,783
Average balance of other managed assets	3,111	64	2,603	8,254	2,831	235	17,098

Subsidiaries and Affiliated Companies

The Bank Group operates through banking and non-banking subsidiary companies in Israel and abroad. The Group also has investments in different economic sectors, mainly in Israel, through equity-basis investees.

The contribution of subsidiary and affiliated companies to the Bank's net operating profit totaled NIS 936 million, compared with NIS 872 million in 2004. The Bank's return on its investment in subsidiary and affiliated companies reached 8.9%, compared with 9.6% in 2004.

The Bank's investment in subsidiary and affiliated companies on December 31, 2005, totaled NIS 13.2 billion compared with NIS 11.4 billion at the end of 2004.

Banking Subsidiaries in Israel

Banking subsidiaries in Israel (Bank Otsar Hahayal, Bank Yahav, and Bank Massad) contributed NIS 87 million to the Bank's net operating profit, compared with NIS 96 million in 2004. The Bank's return on its investments in banking subsidiaries in Israel reached 12.5%, compared with 14.9% in 2004.

The Bank's investment in banking subsidiaries in Israel on December 31, 2005, totaled NIS 757 million, compared with NIS 696 million at the end of 2004.

On January 24, 2006, an agreement was signed in which the Bank committed to selling its full holdings in Otsar Hahayal, subject to receiving all required permits within a fixed timeframe.

The following is a review of the activities of the principal companies:

Bank Otsar Hahayal - Further to the government decision dated May 2, 1993, concerning changes in the banking system, and in accordance with the control permits which the Bank received from the Governor of the Bank of Israel and which allowed it control Bank Otsar Hahayal and to increase its holdings therein for a limited period, the Bank was required to sell its full holdings in Bank Otsar Hahayal by December 31, 2005, to another banking corporation in Israel, provided it was not part of the Bank Leumi group. This period was subsequently extended until February 2, 2006, based on the Bank's commitment to sign an agreement for the sale of its full holdings in Bank Otsar Hahayal by that date.

During the period covered by the aforesaid permit, the Bank increased its holdings in Bank Otsar Hahayal, with the aim of being able to sell a full controlling interest when the time came, by purchasing shares from its partners in ownership of Bank Otsar Hahayal, primarily from Hever I.D.F. Personnel Ltd. (hereafter: "Hever").

According to the agreement formulated, under which the Bank acquired shares of Bank Otsar Hahayal from Hever, Hever received various rights, including the right of first refusal to purchase the Bank's holdings in Bank Otsar Hahayal, with Hever entitled to assign this right to a third party. Hever was also granted an option to participate in the Bank's profits from the sale of some of its holdings in Bank Otsar Hahayal.

On January 9, 2006, the Bank and Hever signed an agreement under which Hever waived the aforesaid right of first refusal and the aforesaid option to participate in the Bank's profits; in return, the Bank made a commitment to pay Hever an amount of approximately NIS 65 million. The Bank also made a commitment to pay Hever the amount of tax, if any, incurred in respect of the dividend paid to Hever by Bank Otsar Hahayal in January 2006. This amount is expected to reach approximately NIS 20 million. The signing of this agreement helped the Bank complete the process of selling its full holdings in Bank Otsar Hahayal. On January 26, 2006, an agreement was signed between the Bank and First International Bank of Israel Ltd. (hereafter: "International Bank"), under which the Bank made a commitment to sell its full holdings in Bank Otsar Hahayal to International Bank in consideration for a total of approximately NIS 703 million, subject to adjustments to be carried out based on the shareholders' equity of Bank Otsar Hahayal as of December 31, 2005. The consideration is calculated according to the rate of the Bank's holdings in Bank Otsar Hahayal and according to a value based on approximately 185% of the shareholders' equity of Bank Otsar Hahayal.

It was agreed in the sale agreement that the Bank will continue to provide certain operational services to Bank Otsar Hahayal, under the agreement in place since 1997 (before the Bank acquired full control of Bank Otsar Hahayal) and in effect through the end of 2011, in order to ensure that Bank Otsar Hahayal is able to continue to provide full banking services to its customers, as it has done until now. However, the agreement stipulates that International Bank is entitled to exercise its control of Bank Otsar Hahayal and cease purchasing these operational services after a three year period, provided that in any case the Bank continues to receive NIS 20 million per year until the end of 2004 in return for the provision of operational services, if these are terminated. In such a case, the Bank would receive the payment from Bank Otsar Hahayal or from International Bank.

Arrangements were also set forth for the continuation of the agreement between Otsar Hahayal and the Isracard Group, and for collaboration between International Bank and the Isracard Group. In addition, International granted the Bank the option to receive from it, via an assignment of rights, its full share in the credit provided by a consortium of banks to a company under the ownership of Mr. Gad Zeevi, including collateral; this credit is primarily guaranteed by a lien of shares of Bezeq The Israel Telecommunication Corporation Ltd. (hereafter: "Bezeq"), which were purchased using financing provided by the consortium at the time.

Should the Bank exercise this option, it will pay International, in consideration for its full share of the credit, including collateral, an amount based on International's relative share of the Bezeq shares under lien (2.82% of total Bezeq shares), according to the stock market price of Bezeq shares near the date of exercise of the option by the Bank.

Completion of the sale of the Bank's holdings in Bank Otsar Hahayal is subject to the receipt of the required permits and approvals by International Bank, including a permit from the Governor of the Bank of Israel and the approval of the Antitrust Commissioner. Upon completion of the sale, the Bank is expected to record a total net profit of approximately NIS 225 million in its financial statements.

Otsar Hahayal's net profit totaled NIS 65 million, compared with NIS 59 million in 2004. Net return on equity amounted to 11.1%, compared with 10.9% in 2004.

Otsar Hahayal's contribution to the Bank's net operating profit amounted to NIS 47 million, compared with NIS 57 million in 2004. The Bank's investment in Otsar Hahayal on December 31, 2005, totaled NIS 439 million.

Bank Yahav - a bank specializing in the provision of services to civil servants and to employees of government companies and corporations.

Bank Yahav's net profit totaled NIS 60 million, compared with NIS 51 million in 2004. Net return on equity amounted to 16.1%, compared with 14.8% in 2004.

Bank Yahav's contribution to the Bank's net operating profit amounted to NIS 29 million, compared with NIS 25 million in 2004. The Bank's investment in Bank Yahav on December 31, 2005, totaled NIS 195 million.

Bank Massad - specializes in providing services to employees of the education sector, other salaried employees, and owners of small businesses.

Bank Massad's net profit totaled NIS 30 million, compared with NIS 28 million in 2004. Net return on equity amounted to 13.1%, similar to 2004. Net profit in 2005 includes a net profit in the amount of NIS 7 million from the sale of part of the provident fund activity of Bank Massad.

Bank Massad's contribution to the Bank's net operating profit totaled NIS 11 million, compared with NIS 14 million in 2004. The Bank's investment in Bank Massad on December 31, 2005, totaled NIS 121 million.

Subsidiaries abroad form part of the Bank's international activity, which is conducted mainly via branches of the Bank. The banking subsidiaries abroad are Bank Hapoalim (Switzerland) Ltd., Bank Hapoalim (Luxembourg) S.A., Bank Hapoalim (Cayman) Ltd., Hapoalim (Latin America) S.A., and Poalim Asset Management.

The Bank also held Signature Bank, a U.S. bank operating in New York City, until its sale on March 31, 2005.

Subsidiaries abroad, excluding Signature Bank, ended 2005 with a profit of NIS 120 million, compared with NIS 212 million in 2004 (on the basis of their foreign currency statements of profit and loss translated to shekels according to the exchange rate on the report date).

The contribution of subsidiaries abroad to the Bank's operating profit amounted to NIS 209 million, compared with NIS 241 million in 2004. The decrease mainly resulted from the sale of Signature Bank, which contributed a total of NIS 91 million to net profit in 2004, compared with a contribution of NIS 21 million until the sale in 2005. The Bank's investment in subsidiaries abroad on December 31, 2005, totaled NIS 3.2 billion.

Bank Hapoalim (Switzerland) Ltd. and its subsidiary Maritime (hereafter: "Hapoalim Switzerland") - mainly engages in the provision of private banking services to its international customers (for further details, see the "International Activity" section).

Hapoalim Switzerland's net profit totaled 24 million Swiss Francs, compared with 23 million Swiss Francs in 2004.

Hapoalim Switzerland's contribution to net operating profits of the Bank was negative, in the amount of NIS 2 million, compared with a positive contribution of NIS 141 million in 2004. The decrease in the contribution to the Bank's net profit resulted from the appreciation in the exchange rate of the Swiss Franc, versus a depreciation in 2004. The Bank's investment in Hapoalim Switzerland on December 31, 2005, totaled NIS 980 million.

Bank Hapoalim (Luxembourg) S.A. (hereafter: "Hapoalim Luxembourg") - engages in financial-banking activity in and outside of Luxembourg. Hapoalim Luxembourg participates in the granting of loans via international syndicates as well as loans to Israeli customers.

Hapoalim Luxembourg's contribution to the Bank's net operating profit amounted to NIS 7 million in 2005, compared with a negative contribution totaling NIS 2 million in 2004. The Bank's investment in Hapoalim Luxembourg on December 31, 2005, totaled NIS 122 million.

Poalim Asset Management (hereafter: "PAM") - a group of global asset management companies. The companies develop complex new products for Global Private Banking customers in cooperation with the worldwide Frank Russell Company (for further details, see the "International Activity" section).

PAM's net profit totaled £4 million, compared with £2 million in 2004.

PAM's contribution to the Bank's net operating profit totaled NIS 31 million, compared with NIS 22 million in 2004. The Bank's investment in PAM on December 31, 2005, totaled NIS 80 million.

Bank Hapoalim (Cayman) Ltd. (hereafter: "Cayman") - a commercial bank, which under the terms of its license is permitted to operate in all types of banking activity except for activity with local residents. Cayman's assets include an investment in a wholly owned subsidiary, Hapoalim (Latin America) S.A.

Cayman's contribution to the Bank's net operating profit amounted to NIS 22 million in 2005, compared with a negative contribution of NIS 4 million in 2004. The Bank's investment in Cayman on December 31, 2005, totaled NIS 264 million.

Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereafter: "Bank Pozitif") - On December 13, 2005, an agreement was signed under which the Bank will acquire 57.55% of the means of control of Bank Pozitif, a bank incorporated and operating in Turkey, specializing in corporate and investment banking (for further details, see the "International Activity" section below).

Investec (US) Incorporated - On August 31, 2005, the Bank signed an agreement for the acquisition of Investec (US) Incorporated, a Broker-Dealer registered and operating in the United States (for further details, see the "International Activity" section below).

Other Consolidated Companies

The Bank has non-banking subsidiaries engaged in financial activities. The main areas of these companies' activity are the marketing and operation of credit card systems, trust activity, captive reinsurance of the Group's companies, issuing and finance, investment banking services, management and underwriting of security issues, investing in and establishing new companies, management of private investment funds, the development and application of financial instruments, research and valuation studies, economic consulting, mutual fund management, and provident fund management.

Isracard, Europay (Eurocard) Israel, Poalim American Express, and Aminit - The majority of the Bank's activity involving the use of credit cards in Israel and abroad is conducted via these companies. The companies operate payment systems as an integrated group under a single administrative and operational roof - "the Isracard Group."

The credit card market continued to evolve into a clearly defined structure in 2005, concurrent with increased competition in the areas of clearing and issuing, and increased pressure from businesses to reduce commission rates charged.

In 2005, the Isracard Group maintained its efforts to increase the use of credit cards, and prepared to cope with heightened competition from additional MasterCard clearers and issuers. The Group continued working to increase penetration in the field of P2P (transfers of payments between individuals) and B2B (transfers of payments between businesses) and to position the group as the largest and leading credit card group in Israel.

Isracard and Europay (Eurocard) Israel - operate and market Isracard credit cards, gas-station cards, and other means of payment, as well as a range of international credit cards and payment systems abroad: MasterCard, Gold MasterCard, MasterCard Business, Gold MasterCard Business, MasterCard Corporate, Gold MasterCard Corporate, and MasterCard Platinum.

Purchases made at suppliers in Israel via cards issued by Isracard and Europay (Eurocard) Israel increased by 10.3% compared with 2004.
Purchases and cash withdrawals abroad via cards issued by Isracard and Europay (Eurocard) Israel increased by 11.0% compared with 2004, while purchases and cash withdrawals by tourists in Israel rose by 25.1% compared with 2004.
The overall number of the Isracard Group's credit cards rose by 11.6% compared with 2004. The number of cards for local use increased by 13.7% and the number of cards for international use rose by 7.4% compared with 2004.
The companies are continuing to implement the club-oriented strategy, which includes the establishment and development of new customers' clubs, expansion of activity, and retention of existing clubs.
In the area of local credit card activity, Isracard initiated a wide range of activities for developing and expanding the customer-club oriented credit card network to different sectors of the population, including customers not under an arrangement with the banks. In addition, market penetration of a charge card, Isracard Direct, was increased, and the population of credit card holders increased.
In the area of international credit card activity, emphasis was placed on maintaining and cultivating relations with the companies' select customers and on continued market penetration and development in the area of corporations and business, strengthening the Group's MasterCard image, and increasing customers' usage of the cards.
Isracard and Europay (Eurocard) Israel continued to conduct marketing campaigns for customers that included joint campaigns with leading organizations in different sectors, and campaigns for encouraging large-scale usage of the group's cards.
Diverse activities were conducted with businesses in order to strengthen relationships, loyalty, and cooperation, classified by various target markets, along with regional and point campaigns, and the provision of various added value products and services.

Poalim American Express - issues a variety of American Express credit cards in Israel. These cards are intended for customers of all the banks in Israel. The cards include: the Platinum Card, the Gold Card, the Green Card, the American Express Credit Card, the American Express Blue Card, and the American Express Business Card (Green and Gold).
Activity in 2005 was focused on recruiting new customers through banks that distribute the cards, activities in high-quality customers' clubs, and recruiting new customers from banks who do not distribute the cards. In addition, various campaigns took place to strengthen loyalty of the customer base and to increase the use of non-active cards.
In 2005, a new international service was launched: "American Express Selects," an online international benefit program targeted to tourists visiting Israel and Israelis in Israel and abroad.
The volume of purchases at suppliers in Israel with cards issued by Poalim American Express increased by 13.5% compared with 2004.
The volume of purchases and cash withdrawals abroad with cards issued by Poalim American Express increased by 7.8% compared with 2004, and the volume of purchases and cash withdrawals in Israel by tourists increased by 38.9% compared with 2004.

Aminit - issues, sells and clears "Visa" travelers' checks.
In addition, during 2005, Aminit continued to issue and distribute "Visa" credit cards via the Bank Group. Aminit also made preparations for the clearing of transactions with "Visa" credit cards.

Income from credit cards - The contribution of the credit card companies to the Bank's net operating profit totaled NIS 120 million, compared with NIS 105 million in 2004, an increase of 14.3%. The Isracard Group's contribution to commission income, which is included under operating income (before clearing related expenses), amounted to NIS 1,021 million, compared with NIS 903 million in 2004, an increase of 13.1%.

In addition, interest income of NIS 55 million from credit to customers for financing purchases made with the credit cards of the Isracard Group was recorded, compared with NIS 54 million in 2004. See Note 20.C.(15) to the financial statements regarding changes in the credit card market in Israel and the Anti-Trust Commissioner's intervention in the matter.

Poalim Capital Markets (PCM) **-** operates a wide range of investment banking services, entrepreneurship, establishment and management of private investment funds including venture capital funds, and investment in capital funds and in knowledge and technology intensive companies. The operations of Poalim Capital Markets are managed via two main segments of activity: investment banking activity and the technology sector.

Poalim Capital Markets is engaged in initiating, establishing, and managing venture capital funds; investment and participation in the management of its own venture capital investments; and investments and active participation in the management of other investment funds.

In addition, the Capital Markets Group provides various investment banking services, including financial and strategic consulting for mergers and acquisitions in Israel and abroad, consulting for privatization processes, public and private issues abroad, guidance of companies in Israel and abroad in investments of various kinds, etc. The Capital Markets Group also operates through an equity-basis investee (29.05%), Poalim I.B.I., providing consulting, underwriting, and management services for public offerings in Israel and raising of capital through private issues.

On April 20, 2005, at the company's request, the Bank of Israel cancelled the business promotion bank license which it held until that date.

During the reporting period, in accordance with the company's strategy of expanding the investment banking services offered to its customers to include international capital markets, Poalim Capital Markets entered into another strategic collaboration, in addition to the existing collaboration with the U.S. investment bank William Blair, with the London-based investment bank Bridgewell Securities Limited (hereafter: "Bridgewell"). Within this collaboration, PCM and Bridgewell offer investment banking services to individuals, Israeli companies, and Israeli-related companies, including services related to private and public issues abroad, as well as services related to mergers and acquisitions.

Poalim Capital Markets ended 2005 with a total profit of NIS 41 million, compared with a profit of NIS 27 million in 2004, due mainly to profits from the realization of securities in 2005.

The contribution of Poalim Capital Markets to the Bank's net profit totaled NIS 50 million, compared with a profit of NIS 29 million in 2004. The Bank's investment in Poalim Capital Markets on December 31, 2005, totaled NIS 228 million.

Poalim Trust Services - offers a range of business, private, and personal and family trust services to local and foreign residents and to Israeli and foreign companies. The company also acts as trustee for a large number of mutual funds. Total assets in trust at the end of 2005 amounted to NIS 31.8 billion.

Equity-Basis Investees

The Bank's share in the net profits of equity-basis investee companies amounted to NIS 106 million, compared with NIS 101 million in 2004. The profit was mainly due to Clal Insurance Enterprises Holdings.

The Bank Group's investments in equity-basis investee companies on December 31, 2005, totaled NIS 662 million, compared with NIS 789 million at the end of 2004.

Clal Insurance Enterprises Holdings Ltd. (hereafter: "Clal Holdings") is a holding company in the insurance sector and in insurance-related areas of activity.

The contribution of Clal Holdings to the Bank's net operating profit in 2005 totaled NIS 85 million, compared with NIS 77 million in 2004.

The Bank holds 14.2% of the issued share capital of Clal Holdings, and the balance of the Bank's investment in the company totaled NIS 346 million on December 31, 2005. The market capitalization of the investment at that date totaled NIS 704 million.

With regard to restrictions on holdings in Clal Insurance Enterprises Holdings, see the section on "Capital Market Reform" below.

Industrial Buildings Ltd. (hereafter: "Industrial Buildings") is a company that engages principally in the development and construction of buildings designated for sale and rental for manufacturing industry, light industry, commerce, high-tech, and offices throughout Israel.

The contribution of Industrial Buildings to the net profit of the Bank was a negative contribution in the amount of NIS 1 million, compared with a positive contribution of NIS 12 million in 2004.

The Bank's investment in Industrial Buildings on December 31, 2005, totaled NIS 202 million. The market capitalization on that date totaled NIS 247 million.

On January 26, 2006, the Bank sold its investment in the company, in consideration for a total of NIS 250 million. The Bank will record a net profit of NIS 40 million in respect of this sale in its financial statements for the first quarter of 2006, included under the item 'profit from extraordinary activities, after taxes.

Amot Investments Ltd. (hereafter: "Amot") - The company engages in the purchase, building, and maintenance of buildings in Israel and abroad, for rental purposes.

The Bank sold its full holdings in Amot in August 2005. The Bank recorded a net profit after taxes in the amount of NIS 32 million in respect of the sale, included under the item 'profit from extraordinary activities, after taxes'.

The contribution of Amot to the Bank's net operating profit up to the date of the sale totaled NIS 2 million, compared with a contribution of NIS 9 million in 2004.

Delek Real Estate Ltd. (hereafter: "Delek Real Estate") - On January 26, 2006, a wholly owned subsidiary of the Bank, Tarshish Hapoalim Holdings and Investments Ltd. (hereafter: "Tarshish"), signed an agreement for the acquisition of 11% of the share capital of Delek Real Estate through a share allocation. Tarshish paid Delek Real Estate a total of approximately NIS 260 million in consideration for the allocation.

International Activity

The Bank made a strategic decision to increase its activity abroad, in order to enhance profitability and diversify risk. This trend is apparent in all areas of international activity, including the raising of deposits, the development of Global Private Banking, participation in international transactions, the floating of issues abroad, the expansion of local activity of the Bank's branches worldwide, and the development of relations with correspondent banks.

The Bank's activity abroad is centered in the area of private banking and in the corporate sector. Activity with the corporate sector includes the granting of credit to local and foreign borrowers, principally by means of loan consortiums with leading banks abroad, granting of credit to borrowers with an affinity to Israel, and investments in bonds. Within the framework of private banking, the Bank also provides its high net worth customers abroad sophisticated and professional services and products, including investment products and global asset management services.

The Bank's international activity encompasses Israel, Europe, the USA, Latin America, Canada, Australia, and Hong Kong, by means of 38 branches, representative offices, banking subsidiaries, and asset management subsidiaries.

The Bank maintains ties with some 2,500 correspondent banks throughout the world, through which it conducts international activities. The network of correspondent banks has expanded considerably during recent years, and now covers countries in Central and Eastern Europe, the CIS, Asia, and Latin America.

The Chicago branch closed in early 2006, and its activity was transferred to the New York branch.

The Bank's Operations in the United States

In the United States, the Bank operates mainly through its branches in New York and Miami.

The New York branch offers credit to large American companies through loan consortiums with leading banks. Its business policy is to participate in financing packages for companies which have a high rating given by the international rating agencies Standard & Poor's or Moody's. In December 2005, over 71% of the credit portfolio consisted of credit to Investment Grade companies.

The branch specializes in structured finance investments, such as credit derivatives, as well as in backup lines for issuing commercial paper and leasing transactions.

In addition, the New York branch provides comprehensive banking services to large Israeli companies operating in the United States, including credit, foreign trade, investments, and dealing room services. The Bank enables Israeli companies and American companies which have assets in Israel to use collateral held in Israel for the purpose of opening credit lines at the New York branch. The New York branch provides FDIC deposit insurance coverage, similar to American banks.

During 2005, preparations began for the implementation of new business initiatives based on the strategic plan approved for 2005-2007. The first initiative to be implemented is the establishment of an MBS (mortgage-backed securities) portfolio. As of December 31, 2005, the Bank had invested a total of $1.3 billion in MBS.

The Bank recently completed the acquisition of exclusive rights to advise customers and refer them to securitization services through issues of commercial paper of two U.S. corporations: Voyager Funding Corporation and Venus Funding Corporation. The aim of the acquisition is to offer securitization services to the Bank's large customers in the United States and in Israel. The first securitization transaction, in the amount of $140 million, was carried out in December 2005.

Signature Bank - Subsequent to a resolution passed by the Bank's Board of Directors to sell the Bank's entire holdings in Signature Bank through the publication of a sale offer to the public in the United States, the majority of the Bank's holdings in Signature Bank were sold on March 31, 2005. As a result of the sale, the Bank ceased consolidating the financial statements of Signature Bank as of the end of the first quarter of 2005. (Profit and loss data for Signature Bank were included in the statement of profit and loss for the first quarter only, since the sale was carried out at the quarter's end).

In April 2005, an additional quantity of shares of Signature Bank was sold. Following these sales, the Bank held 5.7% of the share capital of Signature Bank. In January 2006, an additional quantity of shares of Signature Bank was sold. Following these sales, the Bank holds 4.8% of the share capital of Signature Bank. As a result of the sale of the shares and the cessation of consolidation of the financial statements of Signature Bank as of the end of the first quarter of 2005, the balances of international activity decreased as reported at the end of 2005 in comparison to the balances reported at the end of 2004.

Set out below are data concerning the principal balance sheet items included in respect of Signature Bank in the consolidated balance sheet at the end of 2004:

	NIS billions
Investments in securities	11.0
Credit to the public	2.9
Deposits from the public	11.6
Total balance sheet	13.6

Investec (US) Incorporated (hereafter: the "broker-dealer")

On August 31, 2005, the Bank signed an agreement for the acquisition of Investec (US) Incorporated, a broker-dealer registered and operating in the United States. The broker-dealer is subject to regulation and rules of the Securities Exchange Commission (SEC) in the United States, the New York Stock Exchange, the National Association of Securities Dealers (NASD), and additional stock markets in which it is a member.

The Bank acquired the broker-dealer from its current owner, Investec USA Holding Corp., whose parent company is Investec plc, a company incorporated in the UK, for $30 million.

Upon completion of the acquisition in March 2006, the acquired company changed its name to Hapoalim Securities U.S.A. Inc. The acquisition is aimed at expanding the scope of the Bank's activity in securities trading on behalf of its customers through a corporation that is part of the Bank Group.

Bank Hapoalim (Cayman) Ltd. (hereafter: "Cayman") - a commercial bank, which under the terms of its license is permitted to operate in all types of banking activity except for activity with local residents. Cayman's assets include an investment in a wholly owned subsidiary, Hapoalim (Latin America) S.A.

Global Private Banking (GPB) and International Operations

The Bank's Global Private Banking operations provide its high net worth customers abroad with advanced, professional products and services, including investment products and global asset management.

Global Private Banking offices include a network of subsidiaries, branches overseas and in Israel, and representative offices around the world.

Following is a description of Global Private Banking units:

Bank Hapoalim (Switzerland) Ltd. - a banking subsidiary engaged mainly in private banking services offered through three branches - two in Switzerland, in Zurich and Geneva, and one in Luxembourg - as well as through its representative offices in Tel Aviv, Hong Kong, and Moscow.

On May 31, 2005, Bank Hapoalim (Switzerland) Ltd. acquired full ownership of the Swiss bank Inter-Maritime Bank, Geneva (hereafter: "Maritime"), which operated in Geneva. The consideration paid by Bank Hapoalim (Switzerland) Ltd. was approximately 102 million Swiss Francs, subject to various adjustments to be carried out between the parties, including, among other things, adjustments based on the volume of Maritime's customer assets at various dates specified in the agreement.

On January 1, 2006, Maritime was merged with Bank Hapoalim (Switzerland) Ltd., and ceased to exist as of that date.

In addition, the Bank operates in Luxembourg through a banking subsidiary, Bank Hapoalim (Luxembourg), engaged mainly in syndications.

Poalim Asset Management (PAM) - The PAM Group, operating in England and Ireland, represents a key step in the implementation of the Bank's growth strategy abroad.

PAM companies initiate, select, market, and provide professional support for investment products to Global Private Banking customers worldwide, in cooperation with leading international financial companies such as Russell Permal and Templeton.

Through PAM, Global Private Banking customers are offered an extensive, diverse range of funds, including globally diversified funds, hedge funds, and specialty funds. PAM funds include globally diversified funds, equity/bond funds, funds that invest in specific markets, and a fund of hedge funds. PAM funds manage assets at a total value of approximately $2 billion.

PAM companies also engage in the development and marketing of other investment products, including structured products in accordance with international standards, usually through bonds issued by leading global financial entities.

Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereafter: "Bank Pozitif") -
On December 13, 2005, an agreement was signed under which the Bank, through Tarshish Hapoalim Holdings and Investments Ltd., a wholly owned subsidiary, will acquire 57.55% of the means of control of C Kredi Ve Kalkinma Bankasi Anonim Sirketi (on January 1, 2006, the acquired bank changed its name to Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereafter: "Bank Pozitif")), a bank incorporated and operating in Turkey, specializing in corporate and investment banking.

The owner of full control of Bank Pozitif is C Faktoring Anonim Sirketi, a company incorporated and operating in Turkey. The acquisition will be carried out via an investment in the company's equity, currently at $66 million, against an allocation of shares. The Bank's investment, calculated based on shareholders' equity plus a 1.7% premium, is expected to stand at $113-120 million, subject to adjustments to be carried out at the date of completion of the transaction. Through its investment in Bank Pozitif, the Bank intends to develop activity in the area of retail banking in Turkey, in addition to its current areas of activity.

Under the agreement, concurrent with the acquisition by the Bank, RP Explorer Master Fund, a company registered in the Cayman Islands (hereafter: "RP"), will acquire 7.45% of the means of control of Bank Pozitif, in consideration for an investment of $15 million, against an allocation of shares. RP was granted the right to purchase some of the Bank's holdings in means of control of Bank Pozitif within twelve months of completion of the transaction, against an amount not to exceed an additional $15 million, provided that after the purchase the Bank will retain no less than 50.1% of the means of control of Bank Pozitif. This right granted to RP is transferable to third parties. If for some reason RP does not complete the transaction such that it is not an owner of any means of control in Bank Pozitif, the Bank will be entitled to enlarge its holding in Bank Pozitif proportionally in its place. The parties also established a mechanism for compensation to be paid by the parties to RP should the latter be prevented from carrying out its investment in Bank Pozitif, all according to the terms stipulated in the agreement.

Concurrent with the acquisition agreement, an agreement was signed between the parties regulating their relationship as shareholders of Bank Pozitif starting at the date of completion of the transaction. The Bank, as controlling shareholder of Bank Pozitif, will appoint a majority of board members, while other shareholders will have the right to appoint board members in proportion to the rate of their holding in Bank Pozitif. Among other things, the agreement grants the parties the right of first refusal in sales of shares, participation rights and participation in the sale of shares, and various rights related to a possible issue of Bank Pozitif shares, all according to the terms stipulated in the agreement.

The parties will attempt to complete the transaction within several months from the signing of the agreement. Completion of the transaction is contingent upon the fulfillment of various prerequisites, primarily the receipt of required approvals from the relevant authorities in Israel and in Turkey, including approvals from the Supervisor of Banks in each country.

Global Private Banking Center in Tel Aviv - A branch providing services to foreign residents from all over the world, and an integral part of the GPB network.

Private banking in the United States - The Miami branch and the Private Banking Department at the New York branch offer private banking services to GPB customers. In 2005, the private banking operations of the U.S. branches were consolidated in Miami, and the service and marketing activities were reorganized.

U.K. branches - London and Manchester. The business activity of the UK branches includes granting of credit to large borrowers by way of loan consortiums with leading banks, dealing room activity, foreign trade, banking services to corporate customers with an affinity to Israel, and private banking services to local customers and foreign residents. The private banking area and dealing room activity are a strategic goal for the development of the U.K. branches in the coming years.

Global Private Banking results for 2005 reflect the successful implementation of the strategy which, in addition to the establishment of PAM and its status as the main provider of products to GPB customers, also included upgrading most of the Bank's offices abroad and improving the professional knowledge of their employees.

Following is the aggregate condensed financial statement of international activities:

A. Balance Sheet*:

	December 31	
	2005	2004
	USD millions	
Assets		
Cash on hand and deposits with banks	**6,970**	6,282
Securities	**3,373**	4,722
Credit to the public	**4,325**	5,366
Credit to governments	**3**	3
Buildings and equipment	**23**	36
Other assets	**328**	336
Total assets	**15,022**	16,745
Liabilities and capital		
Deposits from the public	**9,765**	11,400
Deposits from banks	**2,105**	1,666
Deposits from the Government	**-**	164
Bonds and subordinated notes	**1,455**	1,853
Other liabilities	**432**	445
Total liabilities	**13,757**	15,528
External shareholders' rights	**-**	137
Capital means**	**1,265**	1,080
Total liabilities and capital	**15,022**	16,745

* Data as prepared for presentation in the note on operating segments.

** Includes calculated capital for the branches which are not subsidiaries in the amount of $561 million (31.12.04: $511 million). The calculated capital includes the amounts of the original deposits that were deposited in the Bank's branches in addition to profits recorded until the balance sheet date, including adjustments in respect of presentation of securities available for sale at fair value.

B. Statement of Profit and Loss*:

	Year Ended December 31	
	2005	2004
	USD millions	
Profit from financing activities before provision for doubtful debts	**184**	217
Provisions for doubtful debts	**1**	11
Profit from financing activities after provision for doubtful debts	**183**	206
Operating and other income	**95**	89
Operating and other expenses	**169**	188
Operating profit before taxes	**109**	107
Provision for taxes **	**48**	34
Operating profit after taxes	**61**	73
Minority interests' share in profits of consolidated companies	**3**	5
Net profit	**58**	68
Net profit, excluding Signature Bank***	**56**	44

* Data as prepared for presentation in the note on operating segments.
** Includes provisions for additional taxes in Israel.
*** Signature Bank was sold at the end of the first quarter of 2005.

C. Customers' assets*

	December 31	
	2005	2004
	USD millions	
Total	**8,412**	7,426

* Excluding balance sheet deposit balances.

Liquidity and Policies for Raising Sources of Funds at the Bank

The Bank of Israel's monetary interest rate, which stood at an annual rate of 3.5% at the beginning of 2005, increased to 4.75% in January 2006.

The volume of term deposit tenders decreased in the last year, from a total of NIS 22.5 billion at the beginning of January 2005 to a total of NIS 11.0 billion at the beginning of January 2006. The Bank of Israel increased net issues of short-term notes during the year by NIS 12 billion. SWAP tenders were gradually cancelled during the third quarter, after the end of the strike at the Foreign Currency Department of the Bank of Israel.

The Bank of Israel changed the monetary loan arrangement as of September 1, 2005, and established a corridor of ±1% of the monetary interest rate for loans and deposits (in addition to term deposit tenders). The banks utilized almost no loans/deposits in the corridor in the last four months of the year.

As of November 1, 2005, the Bank of Israel ended a historic arrangement of trading in excess liquidity at the previous day's value. As of this date, liquidity transactions between Israeli banks are carried out on an overnight basis or more. This change is part of the changes being made to the system prior to the launch of the RTGS system, a real-time clearing system for amounts over one million NIS, which is planned for operation on March 1, 2007.


30
25
20
15
10
25%
20%
15%
10%
5%
01
02
03
04
05

Saving Plans

Saving plans (NIS billion)
Percentage from deposits from public

Unlinked shekel sources raised from the Bank's customers totaled NIS 83.2 billion at the end of 2005, an increase of NIS 8.1 billion compared with the end of 2004.

Unlinked demand deposits (current account deposits and overnight deposits) with the Bank reached NIS 21.3 billion at the end 2005, compared with NIS 17.3 billion at the end of 2004.

Unlinked deposits increased to NIS 61.5 billion at the end of 2005, an increase of NIS 5.2 billion compared with the end of 2004.

Unlinked saving plans decreased, and reached NIS 0.4 billion at the end of 2005, compared with NIS 1.5 billion at the end of 2004.

CPI-linked sources accrued in saving plans and deposits with the Bank increased, totaling NIS 30.9 billion at the end of 2005, compared with NIS 29.7 billion at the end of 2004.

Foreign currency-linked sources, which mainly derive from foreign currency-linked deposits and saving plans, totaled NIS 2.1 billion at the end of 2005, compared with NIS 1.9 billion at the end of 2004.

Foreign currency sources raised by the Bank from customers in Israel and abroad increased during 2005 and totaled $18.8 billion at the end of 2005, compared with $17.6 billion at the end of 2004.

Risk Management Policy

The Bank's activity is accompanied by financial risks - credit risk, which represents the risk that a borrower or debtor will default on scheduled payments to the Bank as defined in the credit agreement, market risks deriving from exposure to exchange rates, interest rates, and inflation, and liquidity risk, which is the risk to the profit and capital of a banking corporation resulting from uncertainty with regard to the availability of resources. The Bank manages these risks by assigning responsibility to designated members of the Board of Management. A regulatory requirement of capital adequacy applies to credit risk and market risks.

The member of the Board of Management responsible for managing credit risk is Mr. S. Talmon. The member of the Board of Management responsible for managing market and liquidity risks is Mr. A. Harel. Legal risk is managed by the Chief Legal Advisor, Adv. I. Mazur.

Operational risk, excluding legal risk, is managed by each member of the Board of Management in accordance with the area of activity for which he or she is responsible. Operational risk is defined as the risk of losses that may be caused by failed or faulty internal processes, human actions, system malfunctions, or external events. A regulatory requirement of capital adequacy is expected to apply to operational risk in the future.

Other risks to which the Bank is exposed are handled directly as part of the management of its business (risk to reputation, competitive risk, regulatory and legislative risk, economic conditions, and political and security-related risk).

The Supervisor of Banks has stipulated directives concerning risk management in Proper Conduct of Banking Business Directives 319, 339, and 342. The directives detail the risks to which a banking corporation is exposed and stipulate various basic principles for the management and control of risks, including suitable involvement in and understanding of the management of risks by the Board of Directors, the management of risk by a Risk Manager who is a member of the Board of Management, the employment of tools for the assessment and measurement of risks, and the creation of means for the supervision and control of these risks.

The Bank operates a Risk Management Area, headed by Mr. Y. Yarom. The Area's principal activities include control and assessment of credit risk, market risks, liquidity risks, and operational risks. In addition, the Anti-Money Laundering Unit and the Compliance Officer Unit operate within the Area. The Area's main objective is to promote an advanced risk management culture within the Bank Group and a risk management policy architecture compatible with the Group's goals and the directives of Basle II and the local regulator.

The Basle II Accord is a set of new directives published during 2004 and 2005 by the Basle Committee, which coordinates the activity of the central banks in the industrialized countries with respect to numerous matters. The objectives of these directives are, inter alia, to establish capital adequacy requirements in relation to the level of credit and market risks and operational risks, to attain a broad system of risk identification, evaluation, management, and control, and to expand reporting to the public on the subject.

The Board of Management of the Bank views the implementation of the international standard detailed above as an important goal for the coming years. The Bank has charged the Risk Management Area with the responsibility for examining the implications and deciding on the ways to implement the directives of Basle II as well as the directives of the Supervisor of Banks in Israel in this area, which are expected to be published.

As part of this preparation, in 2005, the Bank carried out mapping of gaps in relation to the Basle II recommendations and updated its long-term work plans in order to remedy such gaps, subject to changes that may be required when the Supervisor of Banks' directives on this matter are released, and subject to budgetary considerations.

Credit Risks

The Bank's policy is based on distribution of the credit portfolio and controlled management of risks. Risk distribution is reflected by the distribution of the Bank's credit portfolio among a large number of borrowers in different sectors of the economy, among the different linkage segments, and among different geographical regions in Israel and abroad. The policy of distributing risks among economic sectors is based on the assessment of anticipated developments in the different sectors. For this purpose, the Bank conducts industry-level surveys and economic feasibility studies to evaluate the business risks and potential related to activity vis-à-vis the various economic sectors. The Bank's business objectives are determined in accordance with these surveys and studies.

The Bank's Board of Directors establishes the overall credit policy, including various restrictions of the credit portfolio, which include limits on credit exposure to a single economic sector; limits on maximum exposure to a single borrower, based on the credit rating assigned to the customer, which reflects the risk level; and limits on maximum exposure to a group of borrowers. Any exception from these limits is reported to and approved by the Board of Directors.

Within the framework of collateral policy, principles and regulations have been set forth to determine the value of collateral with respect to its type and the type of credit that it guarantees, such as the time range and expenses necessary for realization of the collateral, type of indexation, and volatility in the value of the collateral. Procedures have also been defined for the processing of collateral and for monitoring changes in collateral and its value. A computerized collateral management system is operational with respect to most types of collateral.

The credit management system relies on the delegation of credit management authority at different levels and on credit procedures that define the credit authorization process and control procedures. Overall responsibility for dealing directly with customers is assigned to one official, the Customer Relations Manager. This enhances the ability to manage credit risks and improves the Bank's ability to monitor and control the process of generating collateral and the related documentation.

The Bank regularly invests resources in training employees responsible for making decisions and assessing credit risk, and in improving the computerized control mechanisms and information systems that are available to them. A credit decision support system for private customers has been operated, as has a process that conforms to Bank of Israel directives for the grading of borrowers who have an obligo exceeding NIS 400,000 (in November 1998 NIS). Borrowers' credit rating is routinely examined, and used to make decisions regarding the Bank's activities in relation to the borrowers.

The Bank has developed computerized models for measuring the level of risk exposure at the transaction level and the customer level, in the case of financing transactions involving the use of derivative financial instruments. These models allow the Bank to regularly monitor customers' financial situation. Rules and working procedures have been defined to determine the level of collateral required for these transactions. Working procedures have also been defined for the closing of risk positions in respect to transactions and to customers.

On October 26, 2004, the Supervisor of Banks sent out a draft of a document entitled "Credit Ratings of Companies, Banks, and States", which is the first of a series of supervisory actions aimed at eventually implementing a capital adequacy system in Israel, in line with the principles established on this matter by the Basle Committee, in the "Basle II" document.

The Credit Risk Management Unit

The Credit Risk Management Unit reports to the Head of Risk Management at the Bank, and is included in the Risk Management Area.

The Unit's role is to formulate risk management methodologies in line with the strategic goals of the Bank Group, and to ensure that the Bank acts in accordance with the policy established. The Unit's responsibilities include developing models for measurement of credit risk rating and pricing at the level of individual borrowers and at the portfolio level, developing credit risk identification, supervision, and management methodologies, and promoting credit risk assessments in anticipation of the implementation of "Basle II".

Also operating within the Unit is the Credit Control Unit, which regularly performs independent assessments of the risk level of the Bank's major corporate clients and examines the reliability of borrowers' credit rating.

The Bank is implementing measures to improve supervision, control, and monitoring, and to identify high-risk borrowers as early as possible, through the use of monitoring and control tools at different managerial levels within the Bank. In accordance with these procedures, problematic debts are assigned classifications determined by the Supervisor of Banks.

	as of December 31	
	2005	2004*
	(NIS millions)	
Problematic debts[1]:		
Non-income-bearing	**5,639**	6,070
Restructured[2][b]	**1,473**	1,307
Designated for restructuring[3][b]	**1,479**	774
In temporary arrears	**1,147**	1,237
Under special supervision[a][b]	**9,319**	12,331
Total balance-sheet credit to problematic borrowers[1]	**19,057**	21,719
Off-balance-sheet credit risk in respect of problematic borrowers[1][5]	**1,850**	1,775
Bonds of problematic borrowers	**294**	253
Other assets in respect of derivative instruments of problematic borrow	**3**	58
Overall credit risk in respect of problematic borrowers[1]	**21,204**	23,805
Assets received in respect of discharged credit	**76**	89
(a) Of which: credit for housing in respect of which a provision commensurate with extent of arrears exists	**417**	481
(b) Of which: debts for which a specific provision exists[4]	**5,831**	5,814

* Reclassification

(1) Not including problematic debts covered by collateral that can be deducted for the purpose of limiting indebtedness of a borrower and borrower groups.
(2) Credit restructured in the course of the current year, and credit restructured in previous years with waiver of income.
(3) Credit to borrowers for whom a restructuring decision has been made but not yet implemented.
(4) Except for housing credit, for which a provision commensurate with extent of arrears exists.
(5) As calculated for the purpose of limiting indebtedness of a borrower and borrower groups, except in respect of guarantees provided by a borrower for the purpose of securing the indebtedness of a third party.

The Bank supervises and monitors these borrowers more closely and endeavors to reduce its exposure to credit risk in respect of these borrowers by redeeming credit from the borrowers' resources and/or by obtaining additional collateral from them.

In certain cases, customers are handled by a division specializing in monitoring and restructuring of customers' debt, or by a division specializing in debt arrangements and the collection of debts by legal process.

In addition, the Bank regularly reviews the level of credit risk in borrowers' portfolios on the basis of conservative assumptions, and records a sufficient provision for doubtful debts in respect of borrowers whose repayment capability is in doubt.

Following is a survey of credit risk by major economic sectors:

The Industry Sector

The growth in industrial production and exports continued in 2005, though at a more moderate rate than in 2004. Note that in 2005 the industrial product grew at a lower rate than the general business product; this is a trend characteristic of the developed countries, influenced by factors including the increasing exposure to inexpensive imports from the Far East and growing competition against emerging markets. The rapid growth of the global economy, particularly among emerging countries, has led to an increase in prices of raw materials that has especially benefited companies in the areas of chemicals and metals. Conversely, traditional industries grew at a lower-than-average rate. The product of high technology industries was influenced by the expansion of technology investments globally, and increased at a higher rate than industry in general. As a result of the continued improvement in this sector, the repayment capability of several borrowers improved further, leading to a decrease in the volume of problematic debts and in expenses for the specific provision for doubtful debts.

The Construction and Real Estate Sector

The Bank's Board of Directors has established a specific policy delineating the main criteria for financing borrowers in this sector, with reference to sub-sectors such as residential construction, commercial construction, office construction, and industrial construction. The Bank monitors activity in the different fields within the sector and examines supply and demand over a range of several years, by geographical distribution and by sub-sectors. For the purposes of financing in this sector, specific analysis and monitoring tools are used which help the Bank in the decision making process regarding financial involvement in various projects. A substantial part of construction financing is carried out through construction loans. This method of financing is intended to facilitate the control and monitoring of the pace of project financing commensurate with progress in construction, with the help of external construction supervisors.

Activity in the construction industry continued to contract in 2005. Residential housing starts remained flat at the level of recent years, while non-residential construction activity (commercial, industrial, and public buildings) continued to decrease. The volume of problematic debts increased slightly again in 2005.

The Commercial Sector

The commercial sector is sensitive to changes in the growth rate of the economy and the volume of private consumption. This industry registered a high growth rate in 2005; accordingly, there was a certain degree of improvement in the repayment capability of borrowers, and a decrease in the volume of problematic debts and in expenses for the specific provision for doubtful debts.

The Telecommunications and Computer Services Sector

In recent years, the Bank has stepped up its supervision of creditors in the industry, raised the level of collateral to the extent possible, and imposed stricter requirements for the review of new financing applications. As a result, the volume of problematic debts in this sector decreased in 2005.

The Hotels, Accommodations and Food Services Sector

Due to the improvement in the security situation and the stabilization of economic growth, activity in this sector improved in 2005. The improvement was reflected in an increase in the number of hotel stays and tourists. As a result, the volume of problematic debts decreased, as did provisions for doubtful debts expenses. The Bank continues to monitor and supervise the activities of companies in this sector.

Financing of Cores of Control and Share Packages

This area of activity includes credit granted, for which collateral consists primarily of the acquired shares. In transactions of this type, the planned source of the repayment derives from the purchaser's expected cash flow from the company acquired and/or from the sale of the shares acquired. Economic developments in the financial markets influence the value of these shares, thereby affecting the level of risk in this area of activity. In cases where the market value of shares traded on the stock exchange that serve as collateral for the Bank has decreased, the Bank adjusts its valuation of the acquired company on the basis of its expected cash flow. The Board of Directors of the Bank receives quarterly reports on the Bank's credit position in this regard. Here, too, the Bank has tightened its supervision, raised the level of collateral to the extent possible, and defined detailed requirements for the approval of new financing applications.

The Financial Services Sector

In 2005, this industry benefited from the growth in the business sector, the surge in the financial markets, and the capital market reforms. The improvement had a favorable impact on some holding companies, whose investments had significantly declined in value in recent years. Due to this upturn, a substantial decrease was recorded in the volume of doubtful debts, and the volume of provisions for doubtful debts.

Sole Borrower Limits

As a result of control activities by the Supervisor of Banks, the Bank received information in early 2005 according to which corporations which were considered as belonging to two groups of borrowers, based on the information previously available to the Bank, were actually a single group of borrowers.

Had the Bank possessed the said information and treated the two groups of borrowers as a single group, there would have been an exception from the permitted indebtedness for that group, under the Proper Conduct of Banking Business directives with regard to "Limits on the Indebtedness of a Borrower and of a Group of Borrowers" (hereafter: the "Sole Borrower Limits"), and an exception from the permitted indebtedness of the six largest groups of borrowers to the Bank, so that the expense for the supplementary provision for doubtful debt should have been increased by NIS 69 million up to and including 2001, decreased by NIS 59 million in 2002, increased by NIS 13 million in 2003, and decreased by NIS 23 million in 2004.

Beginning with the annual financial statements for 2004, all liabilities of the said corporations were joined under a single group of borrowers; however, the overall volume of the indebtedness, as well as the indebtedness of the six largest groups of borrowers to the Bank, have been within the Sole Borrower Limits since that date.



17.5%
20.5%
10.2%
26.9%
24.9%

Distribution of Credit to the Public by Size of Borrower
(Including off-balance sheet items, percent)

- Up to 150
- 150-2,000
- 2,000-20,000
- 20,000-200,000
- Over 200,000

(NIS thousand)

Management of Market and Liquidity Risks

Market risks arise from the Bank's exposure to exogenous price changes in the financial markets in which it operates, such as changes in interest rates, exchange rates, share prices, and commodity prices. In practice, the Bank is mainly exposed to changes in interest rates (interest-rate exposure), exchange rates (currency exposure), and inflation (linkage base exposure). In addition, liquidity risk arises from uncertainty with regard to the availability of resources.

Market and liquidity risks are managed based on a global view of the activity of the Bank in Israel and its branches abroad, under the authority of a new office within the Finance Area, which is responsible for global management of all financial activity (ALM and trading) in Israel and at the Bank's branches abroad. This position was established as part of the preparations for realization of the long-term strategic plan. Exposures are managed by the ALM (asset and liability management) units and dealing rooms in Israel and abroad, which are engaged in financial trading activity. ALM and market and liquidity risk management policy are defined and controlled by a global asset and liability management committee of the Bank's Board of Management. The Bank's Chief Executive Officer heads the committee, while current activity is conducted by secondary committees led by the Head of Finance, with the participation of senior officials at the Bank. Local committees also operate in New York and London. The committees operate on the basis of resolutions adopted by the Board of Directors or by its committees regarding exposure to currency and interest-rate risks, subject to the directives issued by the Supervisor of Banks. Policy and the establishment of limits are submitted for discussion and approval to the Board of Management, the Business and Budget Committee, or the plenum of the Board of Directors, as relevant.

The Board of Directors' Business and Budget Committee receives periodic reports on risk exposure and on the results of operations, and monitors the implementation of policy that has been approved. These procedures apply to all the types of exposure that are detailed below. In addition to periodic reports, procedures have been defined for reports to the secondary committees or the Board of Management on "trigger events" such as losses exceeding the limit defined in the procedure, or a material exception from procedures.

Identification and assessment of risks, monitoring of limits, and reporting are carried out or monitored by a unit that is not under the authority of the Head of Finance, independently of the ongoing analyses performed as part of the operation of the Finance Area. Implementation of the long-term strategic plan and growth of activity and risk are carried out in conjunction with the reinforcement of controls.

During 2005, periodic control reports were submitted to the Board of Directors of the Bank in which no material exceptions from procedures were noted.

The Bank is required to maintain a minimum capital ratio in respect of market risks on the basis of a standard model defined by the Bank of Israel. The regulatory rate of capital adequacy is calculated for interest-rate risks in the areas of trading alone, and for currency and inflation risks at the Bank Group. The capital required in this respect in December 2005 was NIS 380 million, of which NIS 247 million were in respect of the Bank and financial subsidiaries managed by the Bank, and NIS 133 million were in respect of other subsidiaries.

Market and liquidity risks are managed separately by each banking subsidiary, according to the policies determined by the board of directors of each company, but in line with uniform principles established by the Bank for the management of market and liquidity risks, taking into account the size of capital and the special activity characteristics of each banking subsidiary.

Periodic reports on market and liquidity risks at subsidiaries are submitted to the Board of Management and the Board of Directors of the Bank, at a suitable frequency based on the risk level.

Liquidity Risk

Liquidity risk in foreign currency and in shekels is also managed and controlled routinely in the various segments of activity, in order to ensure that the Bank can compete effectively in the financial markets even during situations of exceptional demand and supply.

The Proper Conduct of Banking Business Directive regarding required liquidity ratios went into effect in January 2005. The directive allows for banks to manage their liquidity risk according to internal models, subject to the stipulation of procedures and adherence to liquidity ratios as stipulated by the Board of Directors. The Bank is using an internal model approved by the Board of Management and the Board of Directors for this matter, in view of the proven stability of deposits at the Bank over long periods of time. Using the model, future cash flows are forecasted, based on maturity dates and on different assumptions regarding the turnover and maturities of assets and liabilities, in several scenarios. The liquidity ratio required by the Bank of Israel is calculated for each scenario. A minimal level for this liquidity ratio is stipulated in procedures, in accordance with an authorization hierarchy. As of the second quarter of 2005, a daily liquidity risk report is generated from the Asset and Liability Management (ALM) system, based on the internal model approved by the Board of Directors.

Market Risk in the Overall Activities of the Bank

The Bank's market-risk management policy is aimed at increasing expected returns, while maintaining approved and controlled risk levels. The Bank is exposed principally to risks resulting from exchange rates and interest rates. The Bank differentiates between non-trading exposures created during its routine asset and liability management, and trading exposures resulting from the Bank's activity as a market maker and from the Bank's nostro investments in financial assets which are classified as part of the trading portfolio.

The Bank's overall risk level is measured and controlled according to guidelines that includes limits in terms of the sensitivity of the Bank's economic value to changes in the primary risk factors. In addition, a risk estimate is performed for the overall activity in the banking book, using the (value at risk) VAR method. The VAR method is used to estimate the maximum potential loss to a corporation resulting from the materialization of market risks within a given period of time and at a level of statistical significance that is predefined at the Bank.

In 2005, the production of reports from a comprehensive and sophisticated automated ALM system began for liquidity and interest rate risks. The system also enables the Bank to estimate its earnings at-risk (the effect of changes in risk factors on future income) under various assumptions.

Methodology for Estimating Total Risk to the Bank

The value at risk (VAR) estimate is calculated using a one-month horizon and a significance level of 99%, according to a historical simulation based on observations over three years, taking into account the correlations between the risk factors. Risk is calculated using an automated market risk management system.

Limitations on the Estimate of Total Risk to the Bank

- The credit risk inherent in assets does not represent a parameter for the calculations that were made, as their purpose was to focus on quantifying the market risks alone.
- The information used for the risk estimates is assembled from various computer systems.
- A small part of the embedded options that were offered to the public under deposits and various savings plans (embedded optionality) were only partially taken into account, on the "delta" basis. Under this method, there could be a departure from the estimates of sensitivity (as noted above), especially in sharp movements in risk factors. Nevertheless, as of the reporting date, practically all options are handled using a full reevaluation under various scenarios on the market risk management system.
- Sensitivity to the exchange rate of the shekel was estimated in the scenario of change against other currencies. Scenarios involving movements of the major currencies against one another were not tested, as the main exposure of the Bank to those exchange rates is in its trading activity, whereas in non-trading activities this exposure is immaterial. Scenarios involving movements of the major currencies against one another are taken into account in the overall risk estimate performed using the VAR method.

Exposure to Exchange Rates and Inflation - Linkage Base Risk

Exposure to linkage base risk is defined as the exposure of active financial capital to three linkage segments: unlinked shekel, CPI-linked shekel, and foreign currency and foreign-currency linked. This exposure, balance sheet and off-balance sheet, results from activity at all of the Bank's units, at its branches, and at its Head Office, in Israel and abroad. The Asset and Liabilities Management Division is responsible for managing linkage base exposure and uses a number of tools for this purpose: the determination of base prices (pricing of assets and liabilities), proprietary bond management, and the implementation of off-balance-sheet transactions via the Bank's dealing rooms.

In this respect, the Bank's active financial capital is defined as shareholders' equity plus the general and supplementary provisions for doubtful debts, less investments in subsidiary and affiliated companies (with the exception of wholly-owned subsidiaries abroad and the subsidiaries whose financial management is handled by the Bank), and less fixed assets and other non-monetary assets, net.

The distribution of active financial capital among the different segments is determined periodically according to market conditions and subject to restrictions approved by the Board of Directors. Forecasts and working assumptions regarding anticipated developments in the local and international capital and money markets are among the measures employed in the Bank's linkage base risk management.

In the third quarter of 2005, the Bank decided to regard active financial capital as an unlinked shekel resource (until the change, active financial capital was regarded as a CPI-linked resource). Limits on the distribution of capital among the segments were updated, as detailed below in the "Update of Exposure Procedures" section.

The Bank's overseas offices generally maintain a balance between assets and liabilities in different currencies, such that their available financial capital is invested in the local currency. Some of the banking subsidiaries abroad are permitted to manage certain financial exposures, limited in time and amount, in accordance with decisions of the local boards of directors.

In addition to the limitations detailed in terms of rates of exposure of financial capital, in order to give effect to the existence of financial instruments having an option element, in the balance sheet, limitations were set for the sensitivity of the Bank's capital (including financial subsidiaries managed by the Bank) to a scenario of change in the shekel/dollar exchange rate.

Following is a summary of the actual sensitivities for the reporting period:
Sensitivity of the Bank's capital to changes in CPI and foreign exchange rates (theoretical change in economic value as a result of each scenario):

	December 31, 2005	Maximum in the period	Minimum in the period
Scenario		NIS millions	
1% change in the CPI	**(104.7)**	(110.1)	(1.1)
3% change in shekel/dollar exchange rate	**(12.1)**	(67.3)	(11.5)

Interest Rate Exposure

The objective of interest rate risk exposure management is to manage interest rate risks deriving from the Bank's total current operations in the different linkage segments, and to take steps to achieve the desired composition of exposures in accordance with assessments concerning market conditions, and subject to exposure limits. For this purpose, gap reports for the segments are reviewed. The duration (weighted average life) of liabilities, assets, and shareholders' equity invested in each segment, are reviewed monthly.

Limits are imposed on the sensitivity of the Bank's capital (including financial subsidiaries managed by the Bank) to a scenario of shifts in the shekel, CPI-linked shekel, and dollar interest rate curves. The sensitivity to a 1% parallel shift of the curve should not exceed NIS 500 million in the CPI-linked segment, NIS 500 million in the unlinked shekel segment, and NIS 300 million in the foreign currency and foreign currency linked segment. This limitation also refers to sensitivity derived from the management of the MBS (mortgage-backed securities) portfolio in New York. This activity is conducted under additional specific limitations.

For the purpose of calculating interest rate exposure in the unlinked shekel segment, the Bank considers part of the public's demand deposit balances as a long-term liability (of up to three years). This practice follows an examination of developments in current account balances of the Bank's customers in the past.

Following is a summary of the actual sensitivities for the reporting period:
Sensitivity of the Bank's capital to parallel shifts in interest rate curves (theoretical change in economic value as a result of each scenario):

	December 31, 2005	Maximum in the period	Minimum in the period
Scenario		NIS millions	
1% shift in CPI-linked interest	**(9.4)**	(271.2)	(18.7)
1% shift in unlinked interest	**(89.6)**	(134.4)	(72.7)
1% shift in foreign currency interest	**(68.6)**	(75.5)	(1.6)

Trade Exposure

Trade exposures result from the Bank's activity as a market maker and from dynamic management of a portfolio of liquid financial assets. Trading policy is aimed at generating a source of income, while taking on exposures within the range of risk permitted for activity, concurrent with the control and monitoring of compliance with procedures. The authorizations for activities and the risk are measured, as relevant, in terms of the volume of activity, sensitivity to risk factors, theoretical loss under various scenarios including extreme scenarios, and in terms of VAR. Risk estimation as well as limit control of trading positions are performed daily. In addition to the specific authorizations for each activity separately, an overall authorization in terms of VAR was established for the Bank's trading activity, in the dealing room and the securities trading portfolio, in the amount of NIS 250 million.

Currency Exposure - Market Making and Trading

In each of the Bank's three dealing rooms, there are spot/forward desks in foreign currency and in shekels. In the Tel Aviv dealing room there is also an options desk in foreign currency and shekels. Trading and market-making activity in currencies and options is conducted subject to various limitations on risk and under an authorization for exposure in shekel/foreign currency not to exceed $150 million. Currency exposure on account of these activities is not included in the limitation on the exposure of financial capital to foreign currency.

Interest Rate Exposures - Trading Positions

The Bank's dealing rooms are also active in interest rate trading exposures, under authorizations from the Board of Management and the Board of Directors, with the objective of maximizing the profit expectation at an approved level of controlled risk.

The dealing room in Tel Aviv manages a trading desk in shekel interest rate instruments, a bond trading desk, and a desk for foreign currency interest rate positions. The desks' activity is subject to risk estimate limits and other restrictions.

Bonds Trading Portfolio

Part of the portfolio of government bonds under the management of the Assets and Liabilities Division is classified for trading. The risk in this portfolio is calculated using the VAR model, and is included in the overall authorization for trading activity in Israel.

VAR Estimate of Trading Activity

An internal estimate of the VAR (value at risk) of the Bank's trading activity in Israel, in the dealing rooms and in the securities trading portfolio, is calculated for each type of trading activity and for the overall trading portfolio. This method involves the calculation of an estimate of the maximum theoretical decline in economic value, at a given significance level (99%) and horizon (10 business days). Risk estimates are calculated using an automated market risk estimate system. This sophisticated system provides pricing models for all the financial instruments traded by the Bank and makes it possible to estimate the overall risk inherent in the Bank's trading portfolio and in the Bank's books at any given time horizon. The risk estimate is produced by the full pricing method and takes into account the correlation between different risk factors.

Following is a summary of the risk estimates for the reporting period:

Risk estimates for trading activity in the Bank

Scenario	**December 31, 2005**	Average for the period	Maximum for the period	Minimum for the period
	NIS millions			
Bond trading	**14.8**	29.3	50.3	15.7
Trading in the dealing room	**11.4**	12.8	25.8	4.8
Total trading in Israel	**26.2**	42.1		

Methodology for Estimating the VAR of Trading at the Bank

The risk is calculated for a horizon of ten business days and at a significance level of 99%, and is the highest of the risk estimates produced by the historical simulation and the Monte Carlo simulation. Under these two methods, a full revaluation of the trading portfolio is made numerous times in order to produce an estimate. Each revaluation is performed under the assumption of a particular future scenario. The scenarios are generated by the system using two different methodologies: the historical simulation assumes that past events, based on observations over the last three years, will recur. In the Monte Carlo simulation, the system creates a population of possible future scenarios according to given statistical parameters, which are estimated based on recent market behavior. Both methods take into account the correlations between the different risk factors.

In addition, a backtest procedure is performed routinely, based on the criteria recommended by the Basle Committee, in order to examine the validity of the risk estimate model. The results of these tests are reported to the Board of Management and to the Board of Directors.

Limitations of the Risk Estimate on Trading at the Bank

- The Monte Carlo simulation assumes a normal distribution of risk factors. This assumption does not always apply in reality.
- The historical simulation assumes that the historical behavior of the risk factors will repeat itself in the future, which may not occur.
- It is not possible to forecast a sudden change in a risk factor under either of the two methods.
- With the employment of a 99% significance level, losses that could occur beyond that level are ignored.
- The use of a horizon of ten business days assumes that it is possible to hedge and sell positions within ten business days. During crisis periods, liquidity problems in the market may make it impossible to close or fully hedge positions within such a period of time.
- The risk estimate is calculated based on positions at the end of the business day.

To mitigate the effect of said limitations, stress scenarios are applied in order to examine the potential loss in extreme cases, for all trading activities.

Update of Exposure Policy

At the beginning of 2005, the Board of Directors of the Bank approved a long-term business plan, which sets forth a significant, gradual expansion of the areas in which the Financial Area operates, in Israel and abroad. The plan includes entry into new areas of activity, expansion of activities in existing areas, and an update of risk limits and exposure guidelines.

Limits were updated during the year and in early 2006:

- The procedure concerning the distribution of active financial capital among segments was amended in accordance with the decision to consider such capital as an unlinked shekel resource, as follows: no less than (30%) but no more than 120% of the financial capital shall be invested in the CPI-linked segment; the surplus of assets or liabilities in the foreign currency and/or foreign currency linked segment shall not exceed 20% of the financial capital; the balance, in the unlinked shekel segment, is derived from the decisions made in the other two segments.
- The limit on overall sensitivity of the Bank to a 3% change in the shekel exchange rate was expanded to NIS 100 million. The limit on sensitivity to a change in the Consumer Price Index was cancelled.
- The limits on overall sensitivity of the Bank's activity in the various segments to a parallel 1% shift in interest rate curves were amended to NIS 500 million in the CPI-linked segment, NIS 500 million in the unlinked segment, and NIS 300 million in the foreign currency and foreign currency linked segment, in Israel and abroad combined.
- The limit on financing surplus assets for over five years in foreign currency and foreign currency-linked shekel from short-term sources was removed.
- A procedure was approved for liquidity risk management based on a model, subject to limits on the ratio between the liquidity gap under various scenarios and tradable liquid assets.
- A procedure was approved for management of a foreign currency investment portfolio in Israel and at branches abroad. Within this framework, investment in mortgage-backed securities was also approved. Limits for this portfolio are also in terms of sensitivity of the portfolio's economic value to changes in the interest rate curve. In early 2006, an expansion of the investment framework was approved, as was the inclusion of securities backed by additional assets, subject to approval by credit authorities.
- The general authorization for trading activity, in VAR terms, at the Bank, in dealing rooms, and in the portfolio of securities held for trading, was expanded from NIS 150 million to NIS 250 million.
- Authorizations for currency trading at the Bank's dealing rooms were expanded.

The Dealing Rooms' Activity in Foreign and Local Currency Financial Instruments

The Bank operates under a unique format for providing comprehensive hedging and investment services to its customers via its dealing rooms. The Tel Aviv dealing room supplies customers with services in all financial instruments - foreign and local currency, interest rates, and structured products. In most of the products in which it operates, the Tel Aviv dealing room is also a market maker. As a primary market maker, the Bank is able to offer better service to its customers, while benefiting from the buy-sell margins it quotes to customers.

Political and economic events both in Israel and globally cause volatility in exchange rates and interest rates, which may expose customers to deterioration in their financial results. Customers protect themselves from such exposure by carrying out transactions that protect their cash flow even during exceptional fluctuations in the market. Along with the exposure caused to some customers during the routine course of their business, the market fluctuations also present an opportunity to investors who seek to take advantage of them in order to derive profits.

Transactions in the various financial instruments with the Bank's customers are conducted in accordance with the credit facility allocated to them by the credit authorities at the Bank, and on the basis of the Bank's internal model that defines the credit risk inherent in derivative transactions. In recent years, there has been a steady increase in awareness of the activities offered by the dealing room, on the part of customers seeking hedging transactions as well as investors. This increase has also led to demand for a broader range of products at a higher level of sophistication. In response to these needs, and in order to preserve the Bank's status as a leader and innovator, the dealing room continues to develop unique financial instruments for its customers in these areas, and provides a considerable portion of the supply in the market. These instruments cover a broad range of needs of the different players in the market. Recently, the emphasis has been on innovative investment programs targeted to private banking customers, and on products for the protection of financing obligations, targeted to the corporate sector. In addition, the experience and expertise accumulated by the dealing room along with its close relationships with leading banks worldwide enable it to tailor products to almost any financial need and any transaction structure (underlying asset, period, and risk profile).

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, human actions, system malfunctions, or external events. The definition is very broad in nature and covers exposure to a wide range of risks including human errors, embezzlement and fraud, and many other events. The definition includes legal risk, but does not include strategic risk and risk to reputation. This definition was formulated by the Basle Committee, which coordinates the activity of the central banks in the industrialized countries with respect to numerous matters.

The recommendations of the Basle Committee comprehensively address the subject of operational risks. The main principle of the recommendations is overall management and a comprehensive view of risk at all levels of the organization. The objective is to impose an additional capital adequacy requirement for operational risk on the banking sector, to attain a broad system of operational risk identification, mapping, assessment, mitigation, and control, and to expand reporting to the public on the subject. The Bank is preparing to implement the requirements of Basle II in stages. The main effort is focused on preparation for compliance with Sound Practice in the management of operational risk management as defined by the Basle Committee.

The responsibility for operational risk management and for activities aimed at mitigating the risk is within the authority of the Area managers and the managers of subsidiaries in the Bank Group. These activities are overseen by the Operational Risk Management Department in the Risk Management Area.

The operational risk management policy was approved by the Board of Directors of the Bank. The policy document serves as a framework for operational risk management within the Group, in accordance with uniform principles and reporting obligations, taking into consideration the Basle II guidelines.

The following projects and activities are underway at the Bank, as part of the preparations for implementing the Basle II Sound Practice principles, in line with the Bank's policy in this area:

- Analysis of gaps between Sound Practice requirements and the current state of operational risk management, and proposal of a plan to eliminate these differences at the organizational and methodological levels.
- Analysis of the alternatives proposed by the Basle Committee for the calculation of regulatory capital (the Bank of Israel has yet to issue guidelines on this matter).
- Collection of data on actual events of operational damage in the past. The database on this matter was set up at the end of 2002, and one of its intended uses is the analysis of events, trends, and patterns in order to map and assess the operational risk factors to which the Bank is exposed.
- Mapping of operational risks at the Bank and the Bank Group. The process is based on a uniform methodology for identifying, mapping, and assessment of risks. The project will gradually come to encompass the key work processes at the Bank and the Bank Group, as well as the institution-wide operational risks.
- Continued implementation of the recommendations of the Embezzlement and Fraud Survey carried out at the Bank and Bank Group during 2003, and an update of new risk areas in response to changing business and technological conditions.
- Activity in the area of information security, as required by law, in order to reduce information security risks.

The Supervisor of the Prohibition of Money Laundering and Financing of Terrorism

The Bank's policy document regarding the prohibition of money laundering, which was ratified in 2002, was reformulated in 2005. The policy guidelines were updated, giving expression to the commitment of the Bank Group to ensure the strictest compliance with the laws governing the prohibition of money laundering and financing of terrorism, and the directives of the Supervisor of Banks, also taking into account the recommendations of international bodies, and the experience accumulated and conclusions drawn and applied to the Bank Group. The policy document was approved both by the Board of Management and the Board of Directors.

Systems for identification and location of customers and accounts that constitute money laundering risks were put into operation at the Bank, at the banks, and at the credit card companies within the Bank Group. The systems use administrative information combined with areas of activity, characteristics of activity, and monetary volumes.

The Bank also completed the update of its procedures and control systems in accordance with the directives of the Prohibition of the Financing of Terrorism Law and the amendments to Proper Conduct of Banking Business Directive No. 411, which were published and took effect in 2005. In accordance with the Prohibition of the Financing of Terrorism Law, a system was put into operation to locate and identify individuals and organizations on the State of Israel's list of prohibited associations. Upon operation of the system, a scan of customer information in the customer identification files of banks within the Group was performed.

Note that the directives of the Prohibition of Financing of Terrorism Law apply to terrorist organizations and terrorist operatives declared as such by the agencies responsible for handling this law, as well as to organizations and operatives not declared as such, including organizations that are not an affiliated group of people.

As of the date of approval of the financial statements, the regulations required under the Prohibition of Financing of Terrorism Law to determine the manner in which terrorist organizations and operatives are to be declared as such have not been put in place.

Furthermore, since the law, as noted, also applies to corporations, non-affiliated groups, and individuals that have not been declared to be connected with terrorist acts, the Bank doubts whether it can fulfill the task with which it has been charged, in the absence of tools that could be used to identify terrorist organizations and operatives that have not been declared as such by government agencies.

The Bank has alerted the Minister of Justice, the Attorney General, and the Supervisor of Banks to the aforesaid difficulties in the implementation of the law. The Minister of Justice's response dated August 3, 2005, stated, inter alia, that, "offences under Sections 9 and 10 of the law are offences requiring criminal intent. Therefore, in the absence of the foundations requiring criminal intent, criminal liability shall not be imposed under these Sections".

In this context, the Bank is reassessing its contacts with Palestinian and Arab banks operating in the Occupied Territories; the process includes application to the relevant State authorities.

The Anti-Money Laundering Department is continuing and expanding its initiatives and activities in the areas of training and absorption, applying the conclusions drawn from events in Israel and elsewhere. Concurrently, the number of reports handled by the Unit increased substantially.

The training process at the branches was completed, and knowledge and proficiency tests are administered to employees and managers each year. Training activities for employees and managers continued at Head Office units. In light of the application of the policy at the Group level, the Supervisor of the Prohibition of Money Laundering is working to ensure the implementation of the policy throughout the Bank Hapoalim Group, in Israel and abroad.

Due to the expansion of the Unit's responsibilities and the increase in its assignments, its staff was enlarged, and existing positions were augmented. In addition, the appointment of senior employees as compliance and money laundering prevention officers was completed at all Bank branches, regional administrations, and at the headquarters of Retail Banking, the Corporate Area, and the Global Private Banking Area, in Israel and abroad.

In 2006, the Bank will continue to allocate resources to operational systems, improvement of the system of information about Group customers, implementation of controls, and training. At the international level, cooperation with the Bank's representative offices and subsidiaries abroad will be expanded.

Activity of the Compliance Officer Unit

Proper Conduct of Banking Business Directive No. 308, published in 2002, represents a new and important phase in adherence to and compliance with consumer protection directives relevant to the Bank's operations, in regard to the relationship between the Bank and its customers.

The appointment and activity of a Compliance Officer is required under the general framework of risk management in a banking corporation. The Officer's role includes assisting management and the Board of Directors in fulfilling requirements in these areas, reducing the corporation's exposure to legal claims, and protecting the corporation's reputation.

The Compliance Officer Unit monitors the gaps in the infrastructures survey in the area of consumer protection directives, and updates of the infrastructures survey. Monitoring is done in conjunction with the professional departments until the handling of the issue is concluded. In certain cases, handling may require changes to automated systems. In addition, changes in legislation and tax directives are monitored, as they pertain to consumer protection directives.

Main activities in 2005:

In the area of training, planned visits to branches and Regional Managements were made in order to further the absorption of consumer protection directives. The Unit also developed two tutorials: "Analyzing events concerning consumer protection directives" and "Confidentiality in banking", and released publications related to consumer protection directives.

During the year, a network of compliance officers was established, at all Bank branches and Regional Managements in the Retail Banking Division, in the Corporate Area and more.

Courses and seminars were held for compliance officers. Compliance officers at the branches began carrying out control processes concerning matters related to consumer protection directives.

In the area of IT, projects were approved that will serve as a support tool for control of compliance with consumer protection directives. These tools will service the Unit, subsidiaries, and auxiliary corporations in the Group.

Regulatory Risk

Changes in legislation as well as various regulatory developments, which result, inter alia, in the imposition of limits on holdings of shares of the Bank and on holdings by the Bank in shares of entities related to the Bank, influence the Bank's operations and may influence its business results.

As a "bank" and as a "banking corporation", the Bank's activities are guided and bound by a system of laws, rules, and regulations (including, inter alia, the Banking Ordinance, 1941, the Bank of Israel Law, 5714-1954, the Banking (Licensing) Law, 5741-1981, and the Banking (Service to Customers) Law, 5741-1981), as well as the regulations and rules of the Governor of the Bank of Israel, and the directives, guidelines, and position statements of the Supervisor of Banks.

Banking laws include directives which apply to numerous areas of the Bank's activity, to the point that there is no area, or almost no area, of its activity that is not influenced by them to some degree. Banking laws also influence the Bank's subsidiaries, including those not considered "banking corporations", and to a lesser extent, companies related to the Bank.

Under the banking laws, the Bank is subject to supervision by the Bank of Israel, and in particular, supervision by the Governor of the Bank of Israel and by the Supervisor of Banks. In addition, the Bank is subject to supervision by governmental agencies, particularly the Ministry of Finance.

Banking laws refer to the Bank's capital and to the manner of its management, including the imposition of external and internal auditing and internal controls; they also determine the areas of activity in which the Bank is permitted to engage, and the other legal entities in which the Bank is permitted to hold control or to hold means of control at a specified rate; and they restrict the extent of the Bank's influence on controlled, related, and other companies in which it holds means of control.

These laws restrict the Bank's freedom of investment, particularly in "non-financial corporations", as defined in the Banking (Licensing) Law. The banking laws impose certain usages of assets on the Bank, and they impose restrictions and conditions for other usages of its assets.

Competitive Risk

The Bank is exposed to competition in Israel, in all areas of banking business in which it is engaged. The Bank also faces additional competitors in Israel and abroad, which offer alternative financial tools to those offered by the Bank.

Legal Risk

According to the Bank of Israel's definition, legal risk is "risk of a loss due to the inability to enforce an agreement by legal actions".

Legal risks handled by the bank as part of the plan formulated, as described below, include the following: risks resulting from legislation, regulations, rulings, and directives of government agencies; risks resulting from actions not backed by adequate agreements or taken without legal advice; and risks resulting from legal proceedings. It is the responsibility of the Head of Legal Risk to minimize and manage such risks.

In 2003, a legal risk plan was prepared at the Bank. The plan includes a document on policy and the interface between legal counsel and Bank units, and addresses legal risk management at the various units of the Bank. A separate policy document was prepared for subsidiaries in Israel and abroad, and each company was asked to prepare an individual risk management document appropriate to that company and its activity, based on the guidelines of the aforesaid policy document.

The plan emphasizes the following points:

- Identifying and handling areas of material legal risk, with the appointment of an officer responsible for implementing the directives.
- Preparing suitable agreements, guidelines, and procedures in order to ensure that risk prevention measures are implemented.
- Examining the implications of legislative directives (including court rulings) and directives of government agencies, and their consequences for the Bank's work.
- Drawing conclusions from legislative changes (including court rulings) and applying those conclusions in the legal documents customarily used at the Bank; delivering opinions on such matters to the relevant Bank units.
- With regard to companies in Israel and abroad, the plan delineates a general risk management policy which each company must adapt to its circumstances and operations; also required of these companies are mechanisms for reporting to the Head of Legal Risk.

In 2004, the preparation of most of the individual procedures of subsidiaries in Israel and abroad was concluded, and the Bank began receiving reports from some of the companies. The Bank also began to take steps towards implementation of the policy documents that comprise the legal risk management plan; in addition, development of legal risk management software began.

Disclosure Regarding the Internal Auditor

Mrs. Orit Lerer serves as the Chief Internal Auditor of the Bank, as of March 1, 2004. Mrs. Lerer has worked at the Bank since 1977, and is employed full-time. She holds an academic degree (in Economics) and has extensive experience in the areas of banking and auditing.

The Internal Audit team at the Bank, its consolidated companies, and its foreign offices numbers approximately 115 employees (average number of employee posts in 2005).

The Internal Audit work plan for 2005 was based on the long-term auditing plan, which is based on elements including: mapping risks in audited units, a series of audits in various units, and findings of previous audits. In formulating the work plan, the audit team consulted with the Bank's Board of Management and held professional discussions with external accountants. Within the work plan, resources were also allocated for audits necessitated by extraordinary events. The work plan was approved by the Board of Directors of the Bank.

A work plan was established in a similar manner for the Bank's subsidiaries, with the internal audit team of Bank Hapoalim providing audit services to most of them.

The Bank's internal audit team operates under laws, regulations, banking rules (internal auditing), Proper Conduct of Banking Business Directives, professional guidelines of the Institute of Internal Auditors in Israel, and guidelines of the Board of Directors Audit Committee and of the Board of Directors.

The Chief Internal Auditor reports organizationally to the Chairman of the Board of Directors.

In 2005, semiannual and annual summaries were presented to the Board of Directors' Audit Committee and discussed, reviewing internal audit activities during the reporting period, including main findings. A summary of audit activities for 2004 was submitted on March 15, 2005, and discussed by the Audit Committee on March 29, 2005. A summary of audit activities in the first half of 2005 was submitted on August 29, 2005, and discussed by the Audit Committee on September 26, 2005. A summary of audit activities in 2005 is expected to be submitted for discussion by the Audit Committee during the second quarter of 2006.

In addition, a list of all audit reports published during the preceding month is presented to the Board of Directors Audit Committee each month, after being submitted to the Chairman of the Audit Committee.

Briefs of audit reports are presented to the Chairman of the Board of Directors, the Chairman of the Audit Committee, and the CEO of the Bank. Most of the briefs are also distributed to members of the Audit Committee. Substantial audit reports are discussed at the monthly Audit Committee meetings.

The volume, nature, continuous activity, and work plan of the internal audit team are reasonable under the circumstances, and are sufficient to realize the Bank's internal audit objectives.

The internal audit team has unrestricted access to information at the Bank, including constant unmediated access to the Bank's information systems, including financial data.


850
800
750
700
650
1300
1100
900
700
500
01 02 03 04 05 06 07 08 09 10 11 12

Tel Aviv 100 Index and Share Turnover in 2005

- Tel Aviv 100 index
- Average daily share turnover (NIS million)


60
45
30
15
0
01
02
03
04
05

Bank Hapoalim Group Mutual Funds (NIS billion)

Capital Market Activity

On July 25, 2005, the Knesset passed three laws aimed at bringing about comprehensive reform in the Israeli capital market:

The increased competition and reduced concentration and conflicts of interest in the Israeli capital market law (legislative amendments), 5765-2005;

The supervision of financial services (engaging in pension advising and pension marketing) law, 5765-2005;

The supervision of financial services (provident funds) law, 5765-2005.

This legislation has far-reaching consequences for many diverse legislative matters, and may have a material impact on the Bank's business. See the section on capital market reform below.

With regard to regulations related to the charging of distribution commissions, see below.

Securities

The Bank Group's capital market activity includes a range of financial activities and services in various areas: executing trading transactions in securities and financial assets, including in the "Maof" area, for the Bank's customers; custodial services in securities; research and consulting services for customers on the capital market; management and operation of mutual funds; management of investment portfolios; and underwriting and issue management.

In addition, the Bank Group's activity includes the management and operation of provident funds, advanced study funds, and a central severance pay fund owned by the Bank, as well as monetary trust and operational management of provident funds controlled by other entities. Some of the financial activities and services are performed directly by the Bank, while others are performed by subsidiaries, each of which specialize and engage in a specified field.

Among other things, the Bank operates through subsidiaries engaged in the management of investment portfolios in securities and financial assets, for private customers, corporations, non-profit associations, and institutions, and which also provide trustee services.

The Bank is a member of the Tel Aviv Stock Exchange, the TASE Clearing House, and the "Maof" Clearing House, and operates in this market on behalf of its customers and on behalf of TASE members that are not clearing house members.

Mutual Funds

The Bank Group's mutual fund activity is conducted by the following companies: Lahak - Mutual Funds Management Ltd., PKN - Poalim Mutual Funds Ltd., Otsarit - Mutual Funds Management Co. Ltd., and Yahav Massad Mutual Funds Ltd.

The fund management companies manage mutual funds with assets totaling NIS 37.6 billion as at December 31, 2005, compared with NIS 35.1 billion at the end of 2004.

The Bank Group's share of the total assets of the mutual funds sector totaled 30.1% on December 31, 2005, compared with 34.7% at the end of 2004.

The following are details of these companies:

Lahak - Mutual Funds Management Ltd. (hereafter: "Lahak") - manages mutual funds with assets totaling NIS 18.1 billion on December 31, 2005, compared with assets totaling NIS 18.3 billion at the end of 2004.

The share of Lahak in the total assets of the mutual fund industry amounted to 14.6% on December 31, 2005, and it is the second largest company in the industry in terms of asset volume.

Poalim Mutual Funds, Ltd. (hereafter: "PKN") - manages mutual funds with total assets of NIS 17.6 billion on December 31, 2005, compared with total assets of NIS 15.6 billion at the end of 2004.

On October 16, 2005, PKN, a mutual fund management company wholly owned by the Bank, signed an agreement (hereafter: the "agreement") with Solomon Mutual Funds Ltd. (hereafter: the "buyer"), according to which PKN will sell to the buyer, at the date of completion of the transaction, all of the seller's rights and obligations in regard to the management of PKN mutual funds, including the right to receive all revenues derived as a result thereof, and the goodwill acquired by PKN over the years in the area of management of PKN mutual funds, including the rights to the use of the commercial name PKN (hereafter: the "assigned rights and obligations").

Under the agreement, the buyer undertakes to continue to manage the PKN mutual funds, while complying with all obligations under (A) the directives of the existing management agreements; (B) the directives of the prospectuses and public reports; and (C) the directives of any relevant law, all according to the terms set forth in the agreement.

The agreement stipulates, inter alia, issues such as the parties' behavior during the period from the signing of the agreement to its completion, distribution fees, the provision of various services by the Bank, and the loan of Bank employees to the buyer.

The agreement further stipulates that corporations that are the owners of the buyer grant the Bank an irrevocable call option, exercisable at any time during a period of three months from the date of completion of the transaction, to purchase, from any one of them, subject to the provisions of any relevant law, 8.5%-10% of their issued and paid-up share capital, and/or of any one of them, as at the exercise date, all according to the terms set forth in the agreement.

The agreement stipulates that at the date of completion of the transaction, in consideration for the acquisition of the assigned rights and obligations, the buyer will pay to the seller the total amount of approximately NIS 954 million (hereafter: the "consideration"), subject to adjustments in cases specified in the agreement.

On February 20, 2006, an amendment to the agreement was signed, in which it was agreed to somewhat reduce the consideration amount, taking into account the decrease in the monetary volume of the assets of funds managed by PKN. In accordance with the amendment, based on the asset volume of these funds as at March 15, 2006, PKN is expected to receive a total of approximately NIS 839 million from the buyer. Assuming this is the final consideration amount, the Bank will record a net profit of approximately NIS 507 million in its financial statements in respect of the transaction.

According to the agreement, the transaction will be concluded by March 31, 2006.

Otsarit - Mutual Funds Management Co. Ltd. (hereafter: "Otsarit") - manages mutual funds with assets totaling NIS 646 million on December 31, 2005, compared with NIS 545 million at the end of 2004.

In January 2006, Otsarit and Gaon Mutual Funds Management Ltd. (hereafter: "Gaon Mutual Funds") reached an agreement for the sale of all rights and obligations to Gaon Mutual Funds, in consideration for a total of NIS 26 million, subject to adjustments to the asset value at the date of completion of the transaction. The transaction is subject to approval by government agencies and by the Board of Directors of Bank Otsar Hahayal and of the company.

Net profit is expected to total approximately NIS 15 million.

Yahav Massad Mutual Funds Management Ltd. (hereafter: "Yahav Massad") - manages mutual funds with assets totaling NIS 1,177 million on December 31, 2005, compared with NIS 670 million at the end of 2004.

On February 16, 2006, Bank Yahav, Bank Massad, and Yahav Massad Mutual Funds Management Ltd. signed an agreement with Yashir Investment House Ltd. for the sale of the mutual funds managed by Yahav Massad. Completion of the transaction is subject to approval by the Antitrust Commissioner. The consideration for Bank Yahav and Bank Massad, to be determined based on the volume of assets at the closing date of the agreement, is expected to be approximately NIS 53 million in total. Net profit, based on the balance of assets as at the date on which the agreement was signed, is expected to total approximately NIS 17 million.

Poalim Sahar Ltd.

The company is a member of the Tel Aviv Stock Exchange and the Tel Aviv Clearing House. The company specializes in services to institutions such as established and new pension funds, bank provident funds, segmental provident funds, advanced study funds, insurance companies, and public companies and institutions. The company offers brokerage services in Israel and abroad, as well as safekeeping and operational services.

Peilim - Portfolio Management Company Ltd.

The company manages investments for private customers, business organizations, institutions, and non-profit entities. The company also manages investments for personal severance pay funds and portfolios through mutual funds. Investments are managed for local and foreign customers in the Israeli capital market and in capital markets worldwide.

On December 31, 2005, the company managed portfolios at a monetary value of NIS 6.9 billion, compared with NIS 4.4 billion at the end of 2004.

Under the increased competition and reduced concentration and conflicts of interest in the Israeli capital market law (legislative amendments), 5765-2005, Peilim will be required to stop providing investment portfolio management services to institutional entities.



100
80
60
40
20
04
05

Bank Hapoalim Group Provident Funds (NIS billion)

Provident, Advanced Study, Severance Pay, and Sick Funds

Provident funds are a supplementary form of pension saving for the majority of salaried employees, the main basis for the pension arrangements of the self-employed, and a form of financial saving for all savers in the market. Provident funds combine tax benefits with a wide range of saving possibilities. The funds are financial institutions and institutional investors, and are important elements in the Israeli capital markets, in terms of their actual activities as well as their weight in the financial asset portfolio of the public.

The provident funds managed by the Bank Group include pension-saving and severance pay funds, advanced study funds, and central funds for severance pay and sick leave. Despite the significant differences between these entities in terms of saving and accrual criteria and rates of return, they are often referred to without differentiation. This is because provident funds serve as a medium and long-term saving package that offers tax benefits for deposits and investment earnings.

The Bank Group is the leading institution in Israel in terms of the asset volume of the provident funds under its management, the number of members' accounts, and the variety of funds offered. The value of the provident fund assets managed by the Bank Group amounted to NIS 96.1 billion at the end of 2005, compared with NIS 86.4 billion at the end of 2004, an increase of 11.3%.

The following are details of the Bank Group's provident funds:

The Bank operates and provides services to 70 provident funds, including 34 pension saving and severance pay funds, 22 advanced study funds, 12 central severance pay funds, and 2 central sick leave funds. 50 provident funds are intended for all members, while 20 funds are sectorial funds or factory funds operated for members in unique sectors. 24 provident funds are bank funds, under the Bank's partial or full ownership. 15 managed provident funds are companies or plans managed by management companies controlled by other entities.

31 provident funds are owned and managed by private investment houses. The Bank provides these funds with operational services and manages the provident fund account system for the management company, including the management of members' accounts for the fund, preparation of information given to members, and delivery of the information to members. In addition, Bank branches are used as customer service centers for members, in return for part of the management fees charged by these funds.

The legal structure of the provident funds owned by the Bank was changed in 2005. Until the change, most of the provident funds owned by the Bank were incorporated as companies. Within the change, the fund corporations were merged into three provident fund management companies, according to the volume of assets under management and the characteristics of the existing funds. As part of the change, the provident fund corporations were dismantled without liquidation and became provident fund plans, which constitute a framework for organization and documentation without a corporate framework.

The management companies and the fund plans that were merged into them or were previously under their management changed their articles to include directives that will allow transfer of the provident fund or of the management company to a third party in the future, subject to approval by any relevant authority, as required by law, and subject to the Bank's consent.

The change was performed after holding general assemblies of the shareholders of the management companies and of the funds incorporated as companies, as well as general assemblies of the fund members. Approval was then obtained from the District Court of Tel Aviv and from the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance.

This material change in the incorporation of provident funds follows the new regulations implemented by the Ministry of Finance in 2001, under which new funds shall be established only as plans in trust of a "management companies," while established funds cannot make material changes to their articles, including the addition of investment tracks, unless they change their method of incorporation and become such plans.

The asset value of the provident funds managed by the Bank amounted to NIS 65.7 billion at the end of 2005, for approximately 2.1 million member accounts, compared with NIS 59.0 billion at the end of 2004, an increase of 11.4% in monetary volume, further to the 8.5% increase in 2004, and a 3.3% increase in the number of member accounts.

The growth in the value of the funds' assets in 2005 mainly resulted from profits of the funds' marketable investments in the stock market, a change in the method of revaluation of nontradable assets, which also led to an increase in asset value, and the addition of funds managed by external investment houses to which the Bank provides services. The increase was achieved despite negative net accrual in members' assets; i.e., during the year the amount of withdrawals of members' monies from the funds was larger than the amount of new deposits.

Provident funds managed by the Bank, excluding funds with guaranteed yield, bore a cumulative weighted real yield (net of CPI) of 9.5% in 2005, mainly due to the high yield achieved in the third quarter, compared with a yield of 7.3% in 2004.

The large increases in tradable shares on the stock exchange in the last two years led to especially high real yields in provident funds specializing in equities, such as the pension saving funds "Teutza", "Dinamit" Menayot, and "Gvanim" Menayot, which returned 14.7%, 21.3%, and 28.8%, respectively, as well as the advanced study fund "Kinneret" Menayot, which returned 21.6%.

"Gadish" is the largest provident fund in Israel, whose asset value at the end of 2005 amounted to NIS 20.4 billion, with 730,000 member accounts. The real return of the Gadish fund was 9.9% in 2005, further to the real return of 7.7% in 2004 and 18.3% in 2003; the average annual real return for these three years is 11.9%.

The Bank is a guarantor towards some members of the provident funds under its management, obligated to pay at least the nominal principal amounts deposited by the members at the date of withdrawal of the money, deducting amounts which the funds are entitled to deduct, all subject to the stipulations of the relevant section in the approved articles of each fund. The balance of these nominal amounts totaled NIS 10.6 billion on December 31, 2005, compared with NIS 10.3 billion at the end of 2004. The accrual of sums to these members' credit in the funds generally substantially exceeds the amounts for which the Bank is a guarantor. The "fair value" of these guarantees as at December 31, 2005, is immaterial.

In provident funds with guaranteed returns, members received a profit rate in accordance with the guaranteed real yield in 2005, net of management fees. Due to the Bank's guarantee of the return, the Bank credited the members' accounts with additional amounts beyond the funds' profits from their investments.

Provident funds of Bank Otsar Hahayal:

The value of the assets of the provident funds and the advanced study funds managed by Bank Otsar Hahayal reached NIS 5.4 billion at the end of 2005, compared with NIS 4.8 billion at the end of 2004.

In January 2006, Bank Otsar Hahayal reached an agreement with the insurance company Ayalon to sell the provident funds "Bitachon", "Bitzaron", and "Shiryon", and a central severance pay fund, whose asset volume at the end of 2005 was NIS 1.1 billion, in consideration for a total of NIS 39 million. The final amount will be determined on the date of signing of the agreement. Net profit is expected to total NIS 23 million.

Provident funds of Bank Massad:

On December 30, 2005, Bank Massad sold the provident fund "Eldar" to "Menorah Mivtachim Gemel Ltd.", in consideration for a total of approximately NIS 13 million. Net profit totaled approximately NIS 7 million.

Bank Massad manages the provident fund "Daphna", whose volume of assets reached NIS 2,182 million at the end of 2005, compared with NIS 1,184 million at the end of 2004.

Bank Massad also provides operational services to three provident funds and two mutual funds at a volume of NIS 2,155 million, compared with NIS 1,214 million at the end of 2004.

Provident funds of Bank Yahav for Government Employees Ltd. - The value of the assets of the provident funds and the advanced study funds managed by Bank Yahav reached NIS 21.1 billion at the end of 2005, compared with NIS 18.5 billion at the end of 2004.

Changes in the legal arrangements applicable to provident funds took effect in 2005, including the following matters: a transition from a monthly revaluation of fund assets to daily asset revaluation; a change in the revaluation method of nontradable assets, from the "adjusted cost" method to the "fair value" method; locating members and notifying beneficiaries; payment to member and transfers between provident funds within a few business days of the member's request.

In addition, it was determined that deposits in pension-saving accounts of salaried employees (employer and employee deposits) as of the beginning of 2005 will be available for withdrawal only as of age 60, in contrast to the previous option of withdrawal at the end of the employer-employee relationship.

Another substantial change in legislative directives took effect at the beginning of 2006, with regard to deposits as of that date in pension-saving accounts of self-employed persons (member deposits only). These deposits will no longer be available for withdrawal 15 years after the date of the first deposit in the account, as they were in the past; they will be available only as of age 60.

In the Bank's opinion, this change will lead to a reduction or possibly elimination of the flow of deposits in young members' accounts, which were savings meant for them to withdraw after 15 years, as adults.

In addition to the aforesaid change, it was determined in the regulations that as of 2006 it will no longer be possible for members born in 1961 or later (currently 45 years of age or younger) to make deposits in pension-saving accounts for self-employed persons, unless they declare that they are ensured by an unfunded pension, or sums are deposited on their behalf in a pension-type provident fund, at rates and amounts stipulated by the regulations.

In the Bank's opinion, this change will lead to a reduction of deposits in these funds, at a rate that cannot be assessed at present, since it imposes a preference for pension-type savings over long-term capital savings, and indirectly implements mandatory pensions for self-employed persons through secondary legislation (regulations) rather than through primary legislation.

Reform in the Capital Market

On July 25, 2005, the Knesset passed three laws aimed at bringing about a comprehensive reform in the capital market:

The Law for Increasing Competition and Reducing Concentration and Conflicts of Interest in the Capital Market law (Legislative Amendments), 5765-2005 (hereafter: the "Law for Increasing Competition");

The Supervision of Financial Services (Engaging in Pension Advising and Pension Marketing) Law, 5765-2005 (hereafter: the "Pension Advisory Law");

The Supervision of Financial Services (Provident Funds) Law, 5765-2005 (hereafter: the "Provident Funds Law").

In addition, the Joint Investments Trust (Distribution Commissions) Regulations, 5766-2006, and the Supervision of Financial Services (Provident Funds) (Distribution Commissions) Regulations, 5766-2006, were published on February 26, 2006.

The legislation passed has wide ranging implications for many and varied acts of legislation. The provisions of these three laws (hereafter: the "Laws") are complex and require study and interpretation. It will be possible to interpret them accurately only as they are put to the test in practice, with reference to the position statements made by the various competent authorities and by the courts.

Therefore, only key and essential points of the Laws and the Regulations are presented, as they pertain to the Bank.

The Law for Increasing Competition

The law's objective, according to its language, is to bring about the establishment of a competitive structure in the Israeli capital market, in order to improve its efficiency and increase the public benefit, primarily through the reduction of concentration and minimization of conflicts of interest, as well as through the expansion of supervision and control of the entities operating in the market and those who control and hold them.

The following are the legislative amendments included in The Law for Increasing Competition:

Amendments to the Banking (Licensing) Law, 5741-1981

- The Bank is prohibited from managing provident funds and joint trust investment funds ("mutual funds"), and is prohibited from holding any means of control in a provident fund, a mutual fund, a management company of a provident fund (hereafter: a "management company"), or a management company of a mutual fund (hereafter: a "fund manager").
- The Bank is also prohibited from holding more than 10% of any type of means of control in a corporation that controls a management company, or a fund manager, or a corporation that holds over 25% of any type of means of control in any of these.
- The Bank is prohibited from controlling and/or holding more than 5% of any type of means of control in a portfolio manager of a mutual fund, a provident fund or an insurer.
- On the other hand, the Bank is permitted to provide pension advice, and also to execute pension investment transactions for its customers.

- However, in accordance with the Pension Advisory Law, advising on and execution of pension investments (not including insurance products) shall be permitted to the Bank only after it has divested itself the prohibited holdings in provident and mutual funds and their management companies. After five years have elapsed from this divestment, the Bank may advise on and distribute certain insurance products as well.
- Concurrently, restrictions were also imposed on the holdings of the controlling parties of the Bank.
- The Bank's divestment from provident fund management companies is to be completed within three years, and the divestment from mutual fund management companies is to be completed within four years.
- An amendment to the Law clarifies that the Bank is permitted to provide various operational services to provident funds.
- The Bank has now been permitted to control a corporation that is an insurance agent engaged in life insurance and property insurance in the course of granting housing loans.
- The law authorizes the Supervisor of Banks to impose a civil fine on a banking corporation that violates various provisions of this Law.

Amendments to the Banking Ordinance, 1941

- The Supervisor's authority to issue "Proper Conduct of Banking Business Directives" was given a basis in statute law.
- In addition, the Proper Conduct of Banking Business Directives issued by the Supervisor in the past granted were validated.
- The Supervisor was granted the authority to impose monetary sanctions on a bank for the violation of a Proper Conduct of Banking Business Directive, or for the violation of an order of the Governor with regard to the regulation of early repayment of a housing loan or with regard to the investment of dormant deposits.
- The Supervisor was permitted to transfer information and documents that reach him by virtue of his duties to the Securities Authority and to the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance, as may be required for the fulfillment of their duties.

Amendments to the Banking (Service to Customers) Law, 5741-1981

- The Supervisor was granted the authority to impose monetary sanctions in varying amounts on banking corporations for the violation of the provisions of the Law and/or of rules issued by the Governor of the Bank of Israel on the strength of this Law.

Amendments to the Regulation of Investment Advice and Investment Portfolio Management Law, 5755-1995

- The Law now distinguishes between two different roles: that of investment advisor, engaged in advising customers on financial products, with no interest therein; and investment marketer, permitted to market financial products in which he has an interest. Both roles require a license, and the two licenses cannot be held simultaneously.
- The Bank is not permitted to receive an investment marketer's license, and its involvement in the capital market is permitted solely as an investment advisor. A similar restriction applies to a corporation related to the Bank. However, the Bank and the related corporation were permitted to engage in marketing structured products, options, or future contracts issued by the Bank.

- An institutional entity controlled by the controlling party of a banking corporation on the eve of publication of the law is permitted to engage in investment marketing for three and a half years from the Law's date of inception.
- Subject to a small number of exceptions, a license holder is prohibited from receiving benefits related to its acting as such, other than a fee and reimbursement of expenses. However, the holder of an advisor's license is permitted to receive a distribution commission from a fund manager and from a management company, under the relevant laws and regulations to be made thereunder. In addition, the holder of an investment advisor's license is permitted to provide advice regarding securities issued by the advisor or by whoever is controlled by it.
- Charging a customer for a fee and reimbursement of expenses in respect of investment advising shall be carried out independently of the identity of the entity issuing the securities, or having an interest in the financial asset for which the investment advice was provided.
- An investment advisor is prohibited from providing advice or executing a transaction with regard to a financial asset in which an institutional entity holding more than 10% of the means of control in the advisor has an interest.
- The entry of an investment advisor into an agreement with an institutional entity for the provision of services that constitutes an exceptional agreement for the advisor, requires approval in advance and in writing by the Head of the Securities Authority and by the Supervisor of Banks. Until the end of 2010, such a transaction also requires the approval of the Antitrust Commissioner.
- The Bank and corporations under its control are prohibited from issuing exchange-traded funds.
- The Securities Authority has been granted authority similar to that of the Supervisor of Banks to determine Proper Management Directives for license holders. In addition, the ISA was granted the authority to impose civil fines for violations of various provisions of the Law or of any provision of the Proper Management Directives. If a fine is imposed on a bank, the fine may be increased.

Amendments to the Joint Investments Trust Law, 5754-1994

- Holding more than 30% of a certain type of means of control in a fund manager, and control of a fund manager, requires a permit from the licensing committee to be established under the law.
- Such a permit shall not be granted if after granting the permit, the market share of its recipient in the field of mutual funds would exceed 20%. Similarly, a fund manager shall not be permitted to transfer the management of funds to another fund manager if, after the transfer, the recipient's market share would rise to over 20%.
- It was established that the Minister of Finance is entitled to prescribe conditions under which a fund manager may pay a distribution commission to a distributor, and make provisions for the maximum rate of such a commission and the manner of its calculation.
- The rate of the commission to be charged by a distributor for the sale of units in a mutual fund shall not change due to the fact that it is charged to different fund managers.
- The Securities Authority was authorized to issue Proper Management Directives with regard to a fund manager, a trustee, officer holders, and anyone employed by these entities, similar to the authorities granted to the Supervisor of Banks.

Amendments to the Supervision of Financial Services (Insurance) Law, 5741-1981

- A pension advisor, as defined in the Pension Advisory Law, will be permitted to engage in mediation in insurance, provided that this is performed as part of the provision of pension advice and within the limits of the Law.
- An investment advisor or a pension advisor is precluded from receiving an insurance agent's license.
- A banking corporation is precluded from receiving an insurance agent's license in the field of pension insurance.
- Holding more than 5% of any means of control in an insurer, and holding means of control of an insurer or an insurance agent that is a corporation, requires a permit from the Supervisor of Insurance.
- Should the applicant for the acquisition of such means of control hold a market share exceeding 15% of the total value of long-term savings assets, such a permit shall not be granted and is prohibited by the Law, with some exceptions prescribed by the Law.

The Pension Advisory Law

- The Law distinguishes between two new types of activity, which require a license: pension advising, provided with regard to products in which the pension advisor has no interest, and pension marketing. A person so engaged is being called. a "Pension Agent", and may have an interest in the product for which the advice is provided.The Bank will be permitted to receive a pension advisor's license only, in the future, and will not be able to be a pension agent.
- A pension agent's license shall not be granted to a pension advisor, an investment advisor, or anyone employed by them.
- A banking corporation controlled by a holder of more than 10% of an institutional entity, or controlling an institutional entity, is permitted to receive a pension advisor's license, under conditions to be established by the Supervisor of the Capital Market, and subject to the conditions detailed below. In addition, it shall be prohibited from engaging in pension advising with regard to products in which the institutional entity, those controlling it, or those under its control, or an interested party of the banking corporation have an interest.
- In order to receive a pension advisor's license, the banking corporation will be required to comply with the following conditions, among other things:
- It does not hold more than 5% of a certain type of means of control over an insurer, or more than 10% of another corporation that controls an insurer, a management company, or a fund manager, or holds more than 25% of any of these;
- It does not hold any means of control in a fund manager or a management company;
- The Supervisor of the Capital Market is persuaded, following consultation with the Antitrust Commissioner and the Supervisor of Banks, that granting the license will not cause material damage to the development of competition or to the prevention of concentration in various areas of the capital market.
- For five consecutive years from the date on which all of the qualifying conditions listed above are fulfilled by the banking corporation, the banking corporation's pension advising license will be limited, so that it may not provide pension advice regarding insurance products, and it shall be required to notify its customers of this limitation.
- The provision of advisory services by the banking corporation to its customers shall be carried out at its branches.

- A banking corporation is prohibited from controlling or being an interested party in a corporation that is a pension advisor, and is not itself a banking corporation.
- A banking corporation is prohibited from entering into an agreement with a representation of employees with regard to the provision of pension advice to the employees represented by it.
- A license holder, under this Law, is subject to duties of care and trust, as well as record-keeping and reporting duties, similar to those imposed on an investment advisor and investment marketer.
- The execution of a transaction in respect of a pension product for a customer is permitted only as part of pension marketing or advising and as a continuation thereof; in the case of ongoing savings, this may only be done within the framework of an agreement for ongoing advising or marketing, for the period specified in the agreement.
- A pension advisor is prohibited from entering into an agreement with an institutional entity for the provision of services which is an exceptional agreement for the advisor, except with the approval of the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance (hereafter: the "Supervisor"), in advance and in writing; if it is a banking corporation, the approval of the Supervisor of Banks is also required. Until the end of 2010, the approval of the Antitrust Commissioner will be required as well for such an agreement.
- A pension advisor is prohibited from receiving, directly or indirectly, any benefit related to pension advising or related to the execution of a transaction for a customer, other than a fee and reimbursement of expenses paid directly by the customer according to an agreement between them. The pension advisor is also permitted to receive a distribution commission charged to a management company with an interest in a pension product, provided that the customer has consented to the charging of the commission and to its rate, in advance and in writing.
- An institutional entity is prohibited from giving a pension advisor any benefit related to pension advising or related to the execution of a transaction, with the exception of the payment of a distribution commission, as said.
- A pension advisor that is a banking corporation is prohibited from entering into an agreement with an employer or an employers' organization for the purpose of providing pension advice to the employees of the employers who are members of the same organizations.
- The Supervisor is granted the supervisory authorities over license holders, which are similar to the supervisory authority of insurers and insurance agents. The Supervisor was additionally authorized to issue Proper Management Directives, as well as to impose monetary sanctions and civil fines. The law also provides for punitive provisions for violation of the Supervisor's directives, including offences attributable to officer holders.
- According to the transitional provisions in the Law, a banking corporation that engaged in investment advising on the eve of the law's inception is permitted to continue to engage therein, including with regard to provident funds that are not insurance funds, until three and a half years have elapsed from the date of the Law's inception, and the provisions of the Regulation of Investment Advice and Investment Portfolio Management Law, 5755-1995 will apply thereto.

The Provident Funds Law

- The Law regulates anew the establishment, holding, and management of provident funds of all types, and the network of supervision thereof by the Supervisor. Provisions were made for the imposition of monetary sanctions and civil fines for offences under the Law.
- The management of provident funds of any type shall be contingent on the receipt of a management company license. Holding over 5% of any type of means of control of a management company will require a permit, as will control of a management company.

- A management company must deposit the cash belonging to the provident fund with a banking corporation, a financial institution outside Israel that complies with the conditions specified, or with another entity approved for that purpose by the Supervisor. The fund's securities accounts must be invested with a stock exchange member or with other entities approved by the Supervisor.
- A management company is prohibited from paying any person a commission or any other consideration for a member's joining a fund or remaining a member thereof, or for making deposits, withdrawals, or transfers of moneys, with the exception of a distribution commission to a pension advisor or to a holder of an insurance agent's license in the pension insurance sector, or an investment marketer.
- Provision was made for the Minister of Finance being entitled to establish conditions under which a management company is permitted to pay a distribution commission - on account of, inter alia, a member joining a provident fund or continuing this membership in the fund - as well as for the maximum rate of the commission and the manner of its calculation.
- The right of salaried employees to determine the identity of the entity that will manage pension saving funds on their behalf was established for the first time. Under Section 20 of this Law, employees may demand that employers deposit such funds with the management entity of their choice, and arrangements made in the past, including collective agreements, will no longer be binding on the employee.

In the Bank's estimation, savings in salaried employees' accounts in funds currently owned by the Bank will be adversely impacted, to an extent that cannot presently be assessed, due to the Bank's previous emphasis on marketing and distribution of provident funds to the salaried employees' sector and to employee organizations.

Regulations regarding distribution commissions

On February 26, 2006, regulations were published regarding the payment of distribution commissions by management companies of provident funds and by managers of mutual funds.

The Supervision of Financial Services (Provident Funds) (Distribution Commissions) Regulations, 5766-2006, which take effect on April 1, 2006, stipulate that a management company of provident funds (including advanced study funds and pension funds) is entitled to pay distribution commissions to any advisor, including the Bank, in its capacity as an advisor, for transactions or for continued membership in the fund based on advice given by the advisor concerning that fund. The distribution commission will be at the rate agreed between the management company and the Bank, provided that it does not exceed the maximum rate established in the aforesaid Regulations. The Regulations stipulate a maximum distribution commission not to exceed a rate of 0.25% per year of all amounts to the customer's credit in the provident fund. Notwithstanding the above, it was determined that the maximum rate of the distribution commission in respect of such amounts derived from deposits by the customer with any fund until December 31, 2005, will be 0.1% per year. However, with regard to a provident fund where the fund or its management company were controlled by a banking corporation on August 10, 2005, (hereafter: a "sold provident fund"), and with regard to such amounts derived from deposits with a sold provident fund transferred to another fund after April 1, 2006, the Bank will be entitled to receive a distribution commission at a maximum rate not to exceed 25% of such amounts. In sold provident funds that had another substantial holder other than the banking corporation, the distribution commission rate was set at 0.25% per year, multiplied by the Bank's rate of holding in the provident fund at the date of publication of the law, i.e. August 10, 2005.

According to understandings with the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance, the banks are to be granted a two-year period in which to have their customers who are members of provident funds sign advising agreements in regard to their deposits in the provident funds. A provision under consideration is that during this period the banks will be entitled to receive distribution commissions for the amounts to their customers' credit in provident funds. Until near the approval of these reports, these understandings have not been formulated into a valid document.

The regulations also stipulate that no distribution fee shall be paid for transactions in pension-type provident funds or for continued membership therein, as of the date on which the member began receiving the pension from the fund; and that no fee shall be paid in respect of the same customer to more than one advisor for a parallel consulting period.

With regard to mutual funds, the Joint Investments Trust (Distribution Commissions) Regulations, 5766-2006, stipulate that a fund manager may pay any distributor, including the Bank in its capacity as distributor of units of mutual funds to its customers, distribution commissions in respect of units of a fund under its management held through the Bank (with the exception of units for which the Regulations provide that no distribution commission should be paid). The rate of the distribution commission will be as agreed upon between the fund manager and the Bank, provided the rate does not exceed the maximum rate established in the aforesaid Regulations. If the Bank has not reached an agreement with the fund manager regarding the payment of distribution commissions, the Bank will be entitled to charge customers purchasing units in such a fund a commission at the rate that it would be entitled to charge to a fund manager, had they reached an agreement, or at a lower rate, provided that the commission would not change as a result of the fact that the units were issued by different fund managers who have not reached an agreement with the Bank regarding the payment of distribution commissions.

Under the Regulations, maximum distribution fees were established, according to the type of fund. For this purpose, three types of funds were distinguished:

1. A fund that primarily invests in short-term, low-risk investments; the maximum distribution fee for distribution of its units was fixed at 0.25% per year of the value of its units held by the Bank.
2. A fund that primarily invests in equities; the maximum distribution fee for distribution of its units should be 0.8% per year of the value of its units held by the Bank.
3. Any other fund; the maximum distribution fee for distribution of its units should be 0.4% per year of the value of its units held by the Bank.

The regulations also stipulate that a distributor, including the Bank, shall not charge a distribution fee for the following:

A. Units acquired by a portfolio manager on behalf of a customer with which it has an agreement for the management of investment portfolios; however, a distributor, including a bank, that has no holding whatsoever in any fund manager is entitled to charge a distribution fee for units acquired by a portfolio manager under its control on behalf of a customer of the portfolio manager;
B. Units acquired prior to April 1, 2006, excluding units of a fund that on August 10, 2005, was managed by a company controlled by the Bank and linked to the Bank by a distribution agreement.

The Bank is examining the various options likely to be available to it for the implementation of the provisions of the new legislation and divestment from all its holdings in provident and mutual funds. At this stage, the Bank is examining the possibility of selling the companies which manage the provident and mutual funds to third parties, or transferring their ownership to the Bank's shareholders, or taking a course that combines these two options.

With regard to steps the Bank Group has taken in order to implement these Laws, see "Mutual Funds" and "Provident Funds" above.

It should be noted, however, that even after the actions taken by the Bank Group, it is still possible that the implementation of the provisions of the aforesaid legislation and the Bank's divestment from ownership of the provident and mutual fund management companies may have an adverse effect on its business results. However, at this stage it is not possible to establish a reasonable estimate of the extent of the impact, as many uncertainties exist, inter alia, with regard to the following matters: The paths which the Bank may choose to divest itself from the balance of the assets from which it is required to divest under the provisions of the new legislation, and the financial consequences of each of the paths chosen; the timing of such divestment; the volume of the Bank's expected revenues from commissions for the distribution of provident and mutual fund investments to the public; the volume of commissions which the Bank may collect from its customers for advising on their investments; and the date at which the Bank will be permitted to sell life insurance products.

The Bank Group's income from provident fund management fees totaled NIS 368 million in 2005, compared with NIS 348 million in 2004.

The Bank Group's income from mutual fund management fees totaled NIS 499 million in 2005, compared with NIS 402 million in 2004.

See Note 31 to the Financial Statements and the Auditors' Report.

Tax Status

A. Tax Laws Applicable to Group Companies:

The Bank in Israel

a. The provisions of the Income Tax (Adjustments for Inflation) Law, 5745-1985, (hereafter: the "Adjustments Law") apply to the Bank.
b. In an agreement with the assessment officer, rules were established for the recognition of provisions for doubtful debts for tax purposes, and for the treatment of cancelled provisions.

The following are the main agreed principles:

1. Specific provisions for doubtful debts shall be recognized as expenses for tax purposes in the year in which they are recorded, subject to the conditions in Section 3 below.
2. Provisions for doubtful debts which are specifically monitored - a mechanism was instituted for compensation of the tax authorities, in real values plus interest, in cases in which past provisions are found to be larger than the actual loss.
3. Specific provisions for doubtful debts in respect of debts in Israel not specifically monitored - each year (starting in 1990), when calculating profit for the purposes of income tax, 20% of the nominal growth in the balance of the provision for doubtful debts will be added in respect of debts of this kind; if the provision decreases, 20% of the decrease will be considered as cancellation of an unrecognized expense.

Reform in Israel:

The provisions of the Income Tax Ordinance Amendment (No. 132), Law 5762-2003 took effect in 2003. The provisions of Tax Ordinance Amendment (No. 147) Law, 5765-2005 took effect in 2005. These amendments (hereafter: the "Reform Laws") provide the basis for a comprehensive reform in certain areas of the taxation system in Israel.

The Laws' inception is expected to lead to a gradual reduction in the Bank's tax liability. The Reform Laws reduce the corporate tax rate, which will reach 25%, by stages as follows: 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009, and 25% from 2010 onwards. For a certain part of the Bank's income from profits to which capital gains tax applies, under the provisions of the Reform Laws, a reduced tax rate of 25% will apply to capital gains accrued starting January 1, 2003. The reduced tax rate will apply only to the component of profit accrued after the Laws' inception; and will be calculated according to the provisions of the Laws. The Reform Laws further stipulate that capital losses carried forward for tax purposes may be offset against capital gains, with no time limit.

Value Added Tax Law, 5736-1975

The Value Added Tax Law (the "Law") levies a 17% payroll tax and profit tax on financial institutions. Profits are defined as taxable income, within its meaning in the Income Tax Ordinance, before deducting losses from previous tax years, for the tax year in which the income is received, and before deducting payroll tax, excluding income from dividends received from a financial institution, and including income from interest or dividends or the sale or redemption of a unit or profit distribution to a unit owner for which an exemption from income tax has been granted under any law.

Combined Tax Rates

Below are the combined tax rates (based on a VAT rate of 17%):

2005	43.590%
2006	41.026%
2007	39.316%
2008	37.607%
2009	36.752%
2010	35.897%

B. Consolidated Companies Outside Israel

The following are the effective tax rates for 2005 for the principal subsidiaries abroad:

In the United States:	a tax rate of 35.2%
In Switzerland:	a tax rate of 21.5%
In the UK:	a tax rate of 31.0%

Consolidated companies incorporated outside of Israel are taxed according to the tax laws in the countries in which they reside.

Subsidiaries Abroad

On May 13, 1986, an agreement was signed between the Bank and the Tax Assessment Officer for Large Enterprises (hereinafter "the TAOLE"), regulating tax payments in Israel in respect of profits of the Bank's subsidiaries abroad. Under the terms of the agreement, as of 1978, the Bank's share of the profits of its subsidiaries abroad is included in the Bank's tax assessment. The agreement stipulates that this does not indicate that these companies are liable for taxes in Israel, or that the laws of the State of Israel apply to them, and that the agreement does not create a precedent. The signed agreement was in effect until 1988. Based on an understanding between the Bank and the AOLE, the agreement remains in effect until either of the parties gives notification of its cancellation.

C. Further Details

Regarding the provision for taxes in the Bank Group, the tax assessment for 2001, final assessments, losses accrued for tax purposes, and the difference between statutory tax rates and effective tax rates, see Note 28 to the financial statements.

Human Resources

The long-term strategic planning carried out by the Bank starting in 2004 included the formulation of a human resources strategy. The strategy is conceptualized based on the ongoing efforts in the area of human resources which have been characteristic of the Bank for many years, adapted to the Bank's overall strategy and the business needs derived from it, and to developments in the field of human resources. The Human Resources Area has accordingly set the goal of being "a strategic, supportive partner in the achievement of the Bank's business objectives, while emphasizing the development of human resources and the maximization of employees' potential, and striving continually for excellence and for informed, effective utilization of resources".

The strategic plan is based on six main areas of activity:

- **Human resources planning -** formulating and implementing plans and methods for the alignment of human resources needs with the needs of the Bank Areas in terms of quantity/cost mix.
- **Building and cultivating core competencies -** adjusting the professional capabilities of Bank employees to the requirements of the Bank's strategic plan, as a basic element of its realization.
- **Excellence in management -** cultivating and developing managerial capabilities of Bank employees, as an essential condition for the attainment of business objectives in the long term.
- **A comprehensive compensation system -** formulation and implementation of a strategic plan for matching employee compensation to the Bank's business results.
- **Building global capabilities -** developing and cultivating a human-resource and organizational infrastructure in order to improve the Bank's ability to operate in a global business environment.
- **Organizational culture and climate -** adjustment of the organizational culture to the changes experienced by the organization, by increasing coordination among the various activities and by improving intra-organizational communications.

Concurrently, the Bank continues to invest in infrastructure and processes, while continually striving to improve service and customer relations.

Note that some of the aforesaid constitutes "forward-looking information".

Total Employee Posts at the Bank Group

The total number of employee positions at the Bank Group, apart from the Bank's own personnel, includes external personnel, employees at subsidiaries who are not employees of the Bank, and local employees of the Bank's branches abroad. The total number of such positions at the Bank Group reached 13,010 at the end of 2005, compared with 12,566 at the end of 2004, a net increase of 444 positions.

The net increase resulted from an increase of 514 positions at the Bank, and a decrease of 70 positions at subsidiaries. The net increase at the Bank resulted from an increase of 300 positions due to a nonrecurring increase in overtime for Bank employees and in external manpower in December, in order to prepare for implementation of the Supervisor of Banks' Proper Conduct of Banking Business Directive No. 325, concerning exceptions from credit facilities in current accounts. In addition, an increase of 160 positions resulted from hiring of employees for areas in which unique professional expertise is required, and from the continued process of hiring degree-holding employees in training tracks for executives and investment advisors; and an increase of 40 positions at the "Poalim by Telephone" call center.

The net decrease in the number of positions at subsidiaries mainly resulted from a decrease of 300 positions due to the sale of Signature Bank, which was offset by an increase of 70 positions resulting from the acquisition of Maritime Bank in Switzerland, as part of the strategic plan to expand the Bank's operations abroad, and an increase of 160 positions at subsidiaries in Israel, mainly due to the expansion of the activity of call centers at the credit card company and preparation for the implementation of Proper Conduct of Banking Business No. 325, as noted above.

Following are details on the number of employees of the Bank Group, in terms of positions(1):

	2005		2004	
	Annual average	Year-end balance	Annual average	Year-end balance
Bank:				
In Israel	**9,266**	**9,644**	8,975	9,144
Abroad	**421**	**430**	404	416
Total at Bank	**9,687**	**10,074**	9,379	9,560
Subsidiaries:				
In Israel	**2,652**	**2,721**	2,583	2,561
Abroad	**276**	**215**	424	445
Total at subsidiaries	**2,928**	**2,936**	3,007	3,006
Total at Bank Group	**12,615**	**13,010**	12,386	12,566

(1) Number of posts, including equivalents of overtime and budgets for external personnel required for adjustment of manpower needs in the course of routine operations and for the introduction of projects.

Following are details of salary costs at the Bank (NIS thousands):

	2005	2004*	2003*
Cost per employee post - excluding bonuses**	**271**	263	271
Cost per employee post - including bonuses**	**336**	308	289
Salary*** per employee post - excluding bonuses**	**178**	175	170
Salary*** per employee post - including bonuses**	**232**	211	186

* Reclassification.
** Bonuses - includes bonuses and the value of the benefit in respect of options and phantom units.
*** Salary - calculated according to the gross salary as paid to the employee.

Human Resource Characteristics

The average seniority of the Bank's employees is 17.2 years, compared with 16.8 years in 2004. The average age of employees is 42.3 compared with 41.9 in 2004. 64.7% of the Bank's employees are women, compared with 64.4% in 2004.

Improving the Quality of Employees

The quality of employees continued to undergo a rapid improvement in 2005. The improvement was reflected by continued promotion of the aspiration for study among the Bank's employees, by the hiring of high caliber employees holding academic degrees, and by a large-scale investment in professional and managerial training, including through the Poalim Campus.

The percentage of Bank employees holding academic degrees rose again, by 3.2%, during 2005. The increase resulted from the hiring of new degree-holding employees attending the Bank's management training and investment consultancy courses, direct hiring of degree-holding employees for designated positions, and Bank employees who completed academic studies. During 2005, 229 Bank employees completed academic degrees, of which about half earned MA degrees. 410 employees were enrolled in academic studies in 2005, of which 166 studied toward MA degrees. During the past ten years, the Bank has recorded a consistent increase in the ratio of its employees holding academic degrees, as follows:



45%
40%
35%
30%
25%
96 97 98 99 00 01 02 03 04 05

Percentage of Graduates at the Bank

Year	**2005**	2004	2003	2002	2001	2000	1999	1998	1997	1996
Rate of holders of academic degrees (%)	**44.5**	41.3	39.0	36.0	33.9	30.2	29.5	28.1	26.6	25.8

Building and Cultivating Core Competencies

Poalim Campus

The campus, as an integral part of the Human Resources Area, offers services to management, organizational units, and employees. The services offered by the campus are:

Core services - support for change and training processes for employees, in order to achieve excellence in performance.

Other services - including enrichment, consulting, guidance, and knowledge development and maintenance.

The campus focuses on the development of human capital, with the aim of achieving excellence in performance, through banking and managerial skills training throughout the course of employees' careers, at the various levels, in branches and at the Head Office.

In 2005, approximately 53,000 training days were held, mostly in banking.

With the absorption of E-learning, development of decentralized regional training will continue.

Excellence in Management

Poalim for Future Management

In order to build reserves for the different managerial levels at the Bank, the managerial potential pools were updated in 2005, through a dynamic, structured work process. The process refers to two distinct populations: senior managers and middle managers; the explicit goal is improved appointments to managerial positions.

Poalim for Managerial Development - the Management and Leadership School

At the Management and Leadership School within the Poalim Campus, in 2005 the Bank continued its overall plan to enhance and develop management capabilities, while focusing on the unique needs of the different managerial levels. The objective of the school is to strengthen and cultivate the pool of manager-leaders through short- and long-term processes, in order to maximize the managerial potential, from senior executive levels to lower management.

Career Horizon - Career Tracks for Branch Managers

As part of the planning for development of managerial career tracks, the Bank decided to focus on branch managers. The outcome of the process is a model reflecting managers' ability to cope with the managerial complexity of the branch.

Comprehensive Compensation System

The Bank has set itself the challenge of focusing on employees, encouraging excellence and a performance-oriented culture, and strengthening the connection between performance appraisal processes, bonuses, and annual ratings.

Employee Rights - see Note 17 to the financial statements.

Update of the Bonus Model

In 2005, the bonus model was updated, with the aim of focusing on outstanding employees, based on the Bank's strategy. In the updated model, each employee receives a basic compensation package based on the Bank's net return on equity. Additional compensation is distributed differentially, so that at least a certain percentage of employees, to be determined, are classified as outstanding and granted compensation that is substantially higher than the average in their units. Special compensation models were developed for the global banking system, for senior executives, and for the Bank's dealing rooms.

Option Plan

In accordance with the agreement between the management of the Bank and the employees' union with regard to the change in the compensation system at the Bank in 2004-2009, in May 2004, the Board of Directors approved an option plan for the Bank's permanent employees. The plan stipulates that a total of 24 million option notes (options), exercisable into 24 million ordinary shares of the Bank, will be allotted at no cost, in six annual packets, each year from 2004 to 2009, at an exercise price of NIS 1 per share. Three packets of options had been allotted under the option plan at the balance sheet date.

In December 2005, the Board of Directors also approved an additional option plan for Bank employees with personal contracts. The plan stipulates that four annual packets of options will be allotted, each year from 2006 to 2009. The amount of options to be allotted under the plan, and in each year of its implementation, will be determined by the Bank's Board of Directors, at its sole discretion. In February 2006, the first option note packet was allotted under this plan. This packet included 59,609 options exercisable into 59,609 ordinary shares of the Bank, at an exercise price of NIS 1.

Building Global Capabilities

In line with the Bank's strategy of expanding its international operations, activity focused on building the human resource infrastructures of the international operation was expanded in 2005.

Organizational Culture and Climate

Opinion Survey

A results-oriented performance culture is not enough in itself to achieve the Bank's strategic objectives; success will require a sense of partnership permeating all levels of the organization, giving rise to employees' identification with the Bank, commitment, and satisfaction. These aspects of organizational culture should have a place on the Bank's strategic and managerial agenda along with the business aspects.

For this reason, the Bank decided to carry out an opinion survey among all employees. The response rate, 57%, was high relative to response rates at similar organizations. The main findings indicate that Bank employees are committed, identify with the Bank, and are proud to work there, but express a desire for improvement in aspects of human resources management. The Bank's Board of Management has expressed its commitment to the survey and its conclusions. This commitment is an essential prerequisite for the process in its entirety, and will be reflected in the work plan for the coming years.

Intra-Organizational Communication

The Bank has decided to establish a unit within the Human Resources Area to formulate policy in this area and manage intra-organizational communication. A working model was developed for this purpose in 2005, which delineates and defines the issues to be addressed. A working approach and practices for the internal communications system were also formulated.

Infrastructures and Processes

Measurements

The project is aimed at forming an organizational status snapshot that examines compliance with human resources objectives, as a basis for future planning in strategic areas. Focus areas selected for 2005 were organizational culture and climate, cultivation of core competencies, managerial excellence, and relationships with Area customers. A process of prioritization of the areas and measurements to be implemented was carried out during the year, based on specific criteria. Proactive measurement tools were constructed, and control and analysis tools were defined for selected focus areas. Work plans were formulated for the absorption of the measurement and analysis tools in the prioritized areas.

E-Learning

This project is aimed at the creation of a computerized learning system and its implementation at Bank Hapoalim in Israel and abroad. During the year, construction of the system, deployment in Israel, and connection to offices abroad were accomplished, and a training and absorption program was conducted for Bank employees.

Ethical Code

The Bank has formulated an ethical conduct code for Bank employees at all levels. The objective of the code is to establish desirable modes of conduct, to ensure employees' conduct complies with the Bank's ethical values, and to provide employees with guidance towards the attainment of the Bank's objectives in an appropriate manner.

The code includes rules and guidelines such as the following: securing the customer's best interests, privacy, and dignity; maintaining fair relationships with suppliers and competitors; reporting illegal or unethical activities; respect and trust among employees; and cultivating a pleasant and efficient work environment.

The ethical code was disseminated to all Bank employees, and was studied and assimilated at the Bank through the Poalim Campus, according to an ongoing methodical plan. In addition, an ethics team operates at the Bank, with responsibilities including keeping the ethical code up to date, raising employees' awareness of this subject, formulating absorption programs, holding discussions and providing advice on ethical issues, and responding to inquiries in this area.

Strategic Plan

2005 was the first year in which the Bank operated according to a long-term strategic plan. In conclusion of the work year, the Bank and its business units attained the principal business and project objectives set by the Board of Management and the Board of Directors in the work plan for 2005. Towards the end of the year, the Board of Management and the Board of Directors approved certain updates to the strategic plan stemming from business and economic changes during the year.

The objective of the plan is to attain a stable annual return on equity of over 15%, similar to that of leading banks in Europe and the United States.

In the short term, the plan's objective for 2006 is to achieve a return on equity of 15% from regular banking activity. Furthermore, if the sale of mutual and provident funds is completed this year, as required under the capital market reform legislation, the Bank is likely to achieve an overall return on equity of 25%. However, should the sale of all or some of these assets be delayed, and/or should the Bank decide to distribute ownership (spin-off) of some of the assets to its shareholders, the overall rate of return on equity for 2006 may be lower.

Under the plan, the Bank will continue to work towards expansion of its operations abroad, with the aim of bringing these activities to 30% of the Bank's overall operations in the future.

The Bank aims to take part in the globalization of the international banking system. In order for the strategic plan to succeed, the Bank will strive to achieve excellence in the various areas of its activity, particularly in all aspects of customer service. The expansion overseas is aimed at creating additional growth engines while leveraging the Bank's capabilities in the various areas of banking. The expansion will not detract from Bank Hapoalim's leadership in the Israeli banking system.

In its activity with retail customers in 2005, the Bank continued to solidify its leadership in this sector, focusing on the segment of customers with extensive banking activity and an expansion of credit. In 2006, the Bank aims to continue to improve customer service.

The Corporate Area also worked to preserve the Bank's leading position with corporate segment customers during the year. Extensive efforts were also invested in projects aimed at improving the quality of the credit portfolio and strengthening the Bank's capabilities in the area of measuring credit risks and managing credit.

In Treasury, the plan started implementation in 2005 and has already contributed to an increase in income by enlarging the volume and scope of activity, while bringing about a controlled, prudent increase of the risk profile in dealing room activity. This plan is based on global treasury management, encompassing the dealing rooms in Tel Aviv, New York, and London, while continuing to reinforce the operational infrastructures in the dealing rooms and in asset and liability management.

In international activity, the rapid organic growth of private banking continued. In addition, the effort to carry out additional acquisitions in various areas of banking continued. The merger of Bank of New York Inter Maritime Bank, Geneva was completed, and an agreement was signed to acquire control of the Turkish bank Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi. Additional agreements were made for the acquisition of supplementary activities in the United States related to customer debt securitization transactions.

The strategic plan is based, inter alia, on the assumption that the Israeli economy will continue to develop and grow in accordance with Finance Ministry forecasts; the inflation level will be as planned; and the condition of the Israeli and international economy will help bring about the realization of the following assumptions and plans:

A. The condition of corporations and individuals who are customers of the Bank will continue to improve, enabling the Bank to continue to diminish problematic credit and the provision for doubtful debts;
B. The volume of customers' activities in the different segments will increase;
C. The Bank will be able to continue to expand its financial activity, in Israel and globally.

However, it should be noted that the strategic plan sets ambitious goals for each of the Bank's activities, yet in planning several years ahead a considerable degree of uncertainty must be taken into consideration. Various diverse factors may prevent the assumptions on which the strategic plan is based from occurring, or may prevent them from occurring in full, and may prevent the realization or full realization of future plans. Among these factors, it should be noted that the success of a plan of this kind depends on the Bank's internal ability to carry out its objectives, as well as on the condition of the global economy, and especially the political, economic, and security situation in Israel and in the region. The possibility of a slowdown in Israel's growth rate and that of the industrialized countries should be taken into consideration. Various risks threaten growth in Israel and worldwide, such as terrorist attacks, political instability, the volatility of commodity prices in general and those of natural resources (such as oil) in particular, volatility in capital markets, and more.

The consequences and effects of the reform in the Israeli capital market pursuant to the Bachar legislation for the Bank's activity and income is also insufficiently clear, and it is unknown whether they will impede the advancement of the Bank's plans and the attainment of the return targeted by the Bank.

It is emphasized that the Bank's approved work plans and the working assumptions on which they are based refer to the Bank's future activities; therefore, all information in this section is "forward-looking information".

Hapoalim for the Community - Social Involvement and Contributions to the Community

Strategy and Vision

As part of the Bank Hapoalim Group's vision, strategy, and corporate values, the Bank is committed to an active, leading role in the community, alongside its business leadership and economic initiatives. This involvement is part of an advanced managerial concept stating that an organization that operates within the community, and draws both its employees and customers from it, is an integral part of that community, and as a business leader, should strengthen the community and take a leading role in the advancement and improvement of conditions for all members of the community, especially those who are underprivileged.

In the spirit of this business philosophy, the Bank conducts a varied and extensive range of community-oriented activities that take the form of social involvement, monetary donations, and large-scale volunteer activities in which both members of management and employees participate. Activity on behalf of the community is an important factor in cultivating employees' sense of pride and cohesion. In addition to these activities, in 2004 the Bank launched its flagship community project, "Read & Succeed", which continued in 2005 as well.

The "Poalim for the Community" Foundation focuses on work with children and adolescents, with the aim of advancing the future generation.

The Bank Group's involvement in the community is expressed in several diverse areas of activity and projects:

- "Poalim for the Community" Foundation - contributes to a wide range of organizations that support the needy.
- "Read & Succeed" - in addition to the Bank's ongoing community activities, the flagship project "Read & Succeed" was launched in 2004, to encourage reading by children and adolescents and to increase public awareness in this area.
- The "Cozy Corner" project - for the well-being of parents staying with hospitalized children.
- "Poalim Volunteers" - extensive volunteer activities by Bank employees, encouraged by Bank management, on both an organized and an independent basis.
- Community-oriented sponsorships - funding social activities through community-oriented sponsorships.
- Donations of computers and equipments - each year the Bank donates computers and equipment to educational institutions, health institutions, and various associations.
- Special community projects - on Jewish holidays and special occasions, Bank Hapoalim participates in activities for the community.
- Collaboration with the "Matan - Your Way to Give" Foundation - the Bank's employees and managers take an active part in activities through "Matan - Your Way to Give," which raises donations from employees for a variety of community projects.

Through these areas of activity, and through the various projects promoted by the Bank Group, the Group's commitment to the community in 2005 was expressed in a financial contribution of approximately NIS 30.4 million.

"Poalim for the Community" Foundation - Monetary donations to the numerous organizations supported by the Bank Group are made via the "Poalim for the Community" Foundation. Donations are given to organizations that fulfill the criteria defined under the Foundation's donation policy.

In 2005, as in previous years, the "Poalim for the Community" Foundation contributed to a large number of causes, including assistance for children and youth, support for weak populations and educational institutions, culture, welfare, health care, and science. Through the Foundation, the Bank contributes to higher education institutions, to scholarships for university students and underprivileged schoolchildren, and to the development of educational initiatives and enrichment programs for children and youth, as well as for children who are hospitalized and require special assistance in order to progress in their studies.

The "Poalim for the Community" Foundation also contributes to museums throughout Israel, focusing on enrichment programs for children and youth via innovative educational projects. The Foundation helps to run workshops in Jewish and Arab schools throughout Israel in order to promote understanding and coexistence among the peoples and to encourage tolerance and democracy.

Another important area in which "Poalim for the Community" is a regular donor is health care. The "Poalim for the Community" Foundation supports several medical centers, with donations intended mainly to improve conditions of patients' treatment and hospitalization.

The Foundation also promotes projects aimed at integrating persons with disabilities into community life. In addition, the Foundation contributes to organizations that help in realizing wishes of children suffering from cancer.

"Read & Succeed" community project - The Bank has taken on the aim of changing the reading habits of Israeli children and youth, and, in addition to its ongoing community activities, decided to initiate a focused effort to bring about fundamental changes in the reading habits of Israeli children and youth. This decision arose from a series of highly troubling data, indicating the 'cultural context' of Israeli children, which will influence their status as adults, and will deeply affect our future society. The "Read & Succeed" project is being carried out with the support of the Ministry of Education, Culture, and Sports, with the aim of raising public awareness.

As a key element of the project, the Bank has purchased tens of thousands of books, while also collecting books at the Bank's branches, for distribution to school libraries throughout Israel. The project also includes a public informational campaign, in which the Bank invites the general public to bring children's books to its branches for donation to libraries. Other activities include meetings between students and well-known children's authors, a nationwide reading quiz game, and a public informational campaign, which was conducted in collaboration with the Reshet television company, the Children's Channel, and other media - familiar figures that are popular among children and adolescents promote changes in reading habits. An additional component of the project is based on Bank employees' participation in volunteer activities related to the project.

"Poalim Volunteers" employee volunteer project - Several Bank units collaborate on this project, aimed at assisting employees interested in volunteering for community activities. The Bank units involved are the Human Resources, Logistics, and Purchasing Areas, the employees' union, the Manager of Community Affairs, regional administrations of the Retail Banking Area, and the "Matan" Foundation. Within this collaboration, employees in several areas of Israel are offered a wide variety of volunteering possibilities, for groups, branches, or individuals. Other Bank employees also volunteer individually with the Bank's assistance.

Community-oriented sponsorships - The Bank is involved in various community activities through community-oriented sponsorships, primarily encouraging excellence in sports, funding cultural events, and assisting health institutions.

Donations of computers and equipment - The Bank is aware of the paramount importance of investments in technological education for children and youth, and accordingly donates hundreds of computers and other equipment each year.
In 2005, the Bank donated approximately 1,700 computers.

"Poalim for Culture and Nature in Israel" - At Passover, the Bank decided on a special project in which all Israelis were invited to visit 22 sites and museums throughout Israel free of charge, during the holiday.
Bank Hapoalim believes closeness to our heritage and culture is of the utmost importance, and as part of this aim decided to enable parents and children throughout Israel to travel during the holiday and enjoy a variety of museums and sites all over the country, without the visits causing a heavy monetary burden for the families.

The 17th Maccabiah - sponsored by Bank Hapoalim, under the slogan, "Live, Love, Win", and was the largest event in Maccabiah history. Shlomo Nehama, Bank Hapoalim Chairman, was appointed as Chairman of the Maccabiah Board of Trustees.
The Maccabiah is more than a sporting event; it is a symbol of the pride, unity, and solidarity of the Jewish people, in Israel and in the Diaspora. 6,500 Jewish athletes from all over the world and 20,000 support personnel and guests came to Israel for the Maccabiah, making it the third largest sporting event in the world. Delegations representing Jewish communities in 55 countries participated in the opening ceremony, including some making their first appearance in the Maccabiah.

"Cozy Corner" - Bank Hapoalim operated the "Cozy Corner" project, in which hundreds of sofa-beds were placed in children's wards at dozens of hospitals throughout Israel during the second half of the year. The sofa-beds allow parents to comfortably stay near their children's beds continuously while they are hospitalized.

"Matan - Your Way to Give" (hereafter: "Matan") **-** Since 1999, the Bank has engaged in activity on behalf of the community in cooperation with the "Matan - Your Way to Give" Foundation.
Through the "Matan Campaign", employees engaged in volunteer work gain awareness of community needs and the importance of giving, and bring this message to their colleagues. The model is based on partnership between management and employees in the workplace. All donations to "Matan" by employees and management are intended for a wide variety of community causes, aimed at supporting weak groups in society and strengthening them. Donations are distributed in a special procedure that involves an examination of needs and effectiveness. Bank employees participate as volunteers on the "Matan" fund designation committee, which decides on the distribution of the funds in the community, and as "Matan Observers", assisting in the monitoring process of use of the funds donated.
"Matan" is committed to transferring donations to organizations or community causes chosen by the employee.

The Board of Directors and the Discharge of its Functions

During 2005, the Board of Directors of the Bank continued its activity in formulating Bank policy and principles of its activity, while establishing guidelines on various matters. As part of this process, the Board of Directors set forth policy for the activities of subsidiaries in Israel and abroad, established limits for exposure to various risks, the issuing of bonds, raising capital, purchase and realization of fixed investments, execution of buyout offers and mergers, and addressed the approval of the quarterly and annual financial statements, dividend distribution, establishing policy on salaries, retirement conditions, remuneration policy for employees and senior managers, and supervision and control over the ongoing business operations.

The Board in plenary session and its committees - the Credit Committee, the Transactions with Interested and Related Parties Committee, the Balance Sheet Committee, the Business and Budget Committee, the Audit Committee, the Salaries and Human Resources Committee, the Prospectus Committee, the Expense Control and Streamlining Committee, the Investment Approval Committee, and the Repricing Committee held detailed discussions on various aspects of the Bank's activities.

In the course of the year, the Board of Directors held 28 meetings in plenary session and 133 meetings of its committees.

The Credit Committee held discussions on matters of principle and the Bank's credit policy in Israel and abroad. The Committee was given comprehensive reviews of borrowers whose indebtedness exceeds a given amount, approved credit facilities or new credits to customers in amounts established by the Board of Directors, discussed significant debt-rescheduling arrangements and substantial debts that are difficult to collect, heard reviews on activity within different sectors of the economy, discussed the policy on collateral and collateral premiums and on levels of authority on credit in Israel and abroad, and discussed the annual and multi-year program for monitoring credit in Israel and abroad.

The Credit Committee held 38 meetings in the course of the year.

Members of the Committee are: S. Nehama - Chairman, I. Izakson, J. Dauber, I. Dissentshik, D. Dankner, I. Tov, H. Samet, M. Koren, and G. Chitayat.

The Transactions with Interested and Related Parties Committee discussed transactions with parties having an interest in the Bank and with "related parties" of the Bank as defined by the Supervisor of Banks. The Committee also discussed transactions with others in which an officer of the Bank has a "personal interest", as defined in the Companies Law, 5659-1999, at amounts determined in the Supervisor of Banks' Proper Conduct of Banking Business Directives. The Committee also received current reviews of the economic and financial condition of these entities.

The Transactions with Interested and Related Parties Committee held 41 meetings in the course of the year.

Members of the Committee are: I. Dissentshik - Chairman, J. Dauber, I. Tov, M. Koren, and G. Chitayat.

The Balance Sheet Committee held discussions every quarter on the subject of doubtful debts of the Bank's customers in Israel and abroad, and discussed the Bank's quarterly and annual financial statements. The Committee received quarterly reports on problematic credits in Israel and abroad. As of September 29, 2005, the Committee carries out ongoing monitoring of budget performance.
The Balance Sheet Committee held 4 meetings in the course of the year.
Members of the Committee are: D. Dankner - Chairman, I. Izakson, I. Dissentshik, I. Tov, S. Nehama, and M. Koren.

The Business and Budget Committee discussed all matters relating to the Bank's business policy, including the Bank's business position, on the basis of periodic reports as required in Bank of Israel's Proper Conduct of Banking Business Directives; the main changes in the condition of the Bank's subsidiaries and material investments therein; and the extent of the Bank's exposure to the various types of risks. The Committee carried out ongoing monitoring of budget performance until September 29, 2005. As of that date, this responsibility was transferred to the Balance Sheet Committee. The Committee discussed the organizational structure of the Bank, and the appointment of senior employees at the Bank and its subsidiaries. The Committee also received periodic reviews of subsidiaries in Israel and abroad, and deliberated on material transactions with them and investments therein, business relations with them, and changes in their control structure. The Committee also discussed the floating of issues by the Bank and its subsidiaries and the implementation of fixed investments.
The Business and Budget Committee held 13 meetings in the course of the year.
Members of the Committee are: S. Nehama - Chairman, I. Izakson, J. Dauber, I. Dissentshik, D. Dankner, I. Tov, H. Samet, J. Pomrenze, M. Koren, and G. Chitayat.

The Audit Committee discussed and approved the work program of the Bank's internal auditor, and monitored its implementation, including setting the desired outline for the audits of subsidiaries in Israel and abroad. The Committee also discussed Bank of Israel audit reports received during the year, the audit reports by the external auditors, and the internal auditor's material and/or prominent reports, and monitored the processing of these reports. The committee discussed the findings of the survey of embezzlement and fraud.
In addition, the Committee received reports on the periodical summaries of audit findings, including reports concerning the control mechanisms at corporations controlled by the Bank.
The Committee audited, via the internal auditor or by other means, compliance with the provisions of the Bank's articles of association, the Board of Directors' working procedures, and the implementation of the resolutions of the Board of Directors and its Committees.
The Committee deliberated on the authorization of operations and transactions related to office holders and the approval of "extraordinary" transactions, as required under the provisions of the Companies Law, 5659-1999.
The Committee also held discussions on various subjects, as required by the Bank of Israel's Proper Conduct of Banking Business Directives, including a discussion on the appointment of auditors, discussions with the auditors together with the Balance Sheet Committee regarding the preliminary and supplementary accountants' reports on the financial statements, and a discussion with the internal auditor alone.
The Audit Committee held 31 meetings in the course of the year.
Members of the Committee are: I. Tov - Chairman, I. Izakson, I. Dissentshik, H. Samet, and G. Chitayat.

The Salaries and Human Resources Committee discussed and submitted recommendations to the Audit Committee and the Board of Directors on conditions of salary, conditions of retirement, and remuneration for the Bank's office-holders, including the Chairman of the Board of Directors, the Chief Executive Officer, and senior managers at the Bank. The Committee also discussed and submitted recommendations to the Board of Directors on conditions of salary, conditions of retirement, and remuneration for employees of the Bank who are not office-holders, including employees at the branches and at the Bank's offices and subsidiaries abroad, and made recommendations on policy regarding the conditions of employment and retirement of office-holders, managers, and employees of the Bank's subsidiaries in Israel, including the terms of the personal employment contracts offered to managers of subsidiaries in Israel.

The Salaries and Human Resources Committee held 4 meetings in the course of the year.

Members of the Committee are: D. Dankner - Chairman, I. Dissentshik, I. Tov, S. Nehama, and J. Pomrenze.

The Prospectus Committee meets on an ad hoc basis for the purpose of discussing and approving draft prospectuses.

The Prospectus Committee did not hold any meetings in the course of 2005.

Members of the Committee are: D. Dankner - Chairman, I. Dissentshik, I. Tov, S. Nehama, and M. Koren.

The Expense Control and Streamlining Committee maintained regular control over the Bank's expenses, discussed proposals and the formulation of measures for increasing the Bank's efficiency, reducing the Bank's personnel, and saving on manpower and logistics expenses, and submitted recommendations for approval by the Board of Directors. The Committee recommended streamlining policy for the Bank's subsidiary companies.

The Expense Control and Streamlining Committee held 2 meetings in the course of the year.

Members of the Committee are: D. Dankner - Chairman, I. Izakson, I. Dissentshik, I. Tov, H. Samet, J. Pomrenze, and G. Chitayat.

The Investment Approval Committee meets on an ad hoc basis to discuss and approve the Bank's investments in new companies for amounts exceeding $1 million and up to $3 million. Investments in amounts exceeding $3 million are submitted for the approval of the Business and Budget Committee, and investments in amounts exceeding $5 million are submitted for the approval of the Board of Directors.

The Investment Approval Committee did not hold any meetings in the course of 2005.

Members of the Committee are S. Nehama - Chairman, I. Dissentshik, D. Dankner, and I. Tov.

The Repricing Committee was established in accordance with the Board of Directors resolution dated January 31, 2006. The Committee will convene at least once a year and will discuss the need to reprice the cost of exercise of phantom units granted to members of the Board of Management and to senior executives at the Bank.

Members of the Committee are: S. Nehama - Chairman, D. Dankner, and I. Tov.

Reporting on Directors Having Accounting and Financial Proficiency

According to the directives of the Bank of Israel, banking corporations must implement the directive of the Israel Securities Authority regarding "Reporting on Directors Having Accounting and Financial Proficiency" (hereafter: the "Directive").

According to the Directive, every company must decide on the "necessary minimum" of directors who have "accounting and financial proficiency", taking into account, inter alia, the size of the company, its type of activities, and degree of complexity, in a manner that will permit the board of directors to meet the obligations imposed upon it, especially in regard to its responsibility to examine the financial status of the corporation, and to formulate and approve the financial statements. In the Directive, a "director having accounting and financial proficiency" is defined as a director who does not hold another position at the company, and due to education, experience, or skills, as detailed in the report, has a high level of proficiency and understanding of business matters, accounting, internal auditing, and financial statements, to such a degree that will permit him to fully understand the company's financial statements and be able raise questions and issues before the board of directors concerning the financial reporting of the company, for the purpose of approving and publishing suitable financial statements.

The Directive stresses that its purpose is not to grant special status to directors who are classified as having "accounting and financial proficiency" and it does not alter the responsibility imposed upon them and upon the other directors, as stated in law. The Directive also states that in the periodic report, within the board of directors' report, the directors who have "accounting and financial proficiency" should be identified, even if the number of these directors is in excess of the minimum number of directors decided upon by the company.

The Board of Directors of the Bank, at its meeting on February 29, 2004, decided that the minimum appropriate number of directors having "accounting and financial proficiency" is two, like the number of external directors appointed to a public company under the Companies Law, 5659-1999.

In addition to the disclosure required under the Directive, the Supervisor of Banks determined in Public Reporting Directive No. 630 (hereafter: "Directive 630" that a banking corporation must specify in its period report, as part of the board of directors' report, the minimum number of directors with "accounting and financial proficiency" which the banking corporation has determined should be members of the board of directors' audit committee and of any other board of directors committees which are authorized to discuss the banking corporation's financial statements.

Directive 630 also stipulates that the board of directors' report should specify the number of directors who have "accounting and financial proficiency," noting the number of such directors who are members of the board of directors' audit committee as well as of any other board of directors committees which are authorized to discuss the banking corporation's financial statements.

The Board of Directors of the Bank, in its meeting dated February 28, 2006, determined that the minimum appropriate number of directors with "accounting and financial proficiency" that should be members of the Board of Directors' Audit Committee is two, and that the minimum appropriate number of directors with "accounting and financial proficiency" that should be members of the Board of Directors' Balance Sheet Committee, which is authorized to discuss the Bank's financial statements, is two, based on the considerations used by the Board of Directors in determining the minimum appropriate number of directors with "accounting and financial proficiency" to serve on the Bank's Board of Directors, as stated in its resolution dated February 29, 2004.

It should be noted that since the Chairman of the Board of Directors, Mr. S. Nehama, and the Director Mr. D. Dankner, who serves as active Chairman of various companies in the Bank Group, may be considered as holding another position at the Bank Group; they are not taken into account for the purposes of the directive.
Note that at the reporting date, there are nine directors having "accounting and financial proficiency" who, based on their education and experience, do not hold another position at the Bank.
There are five directors having "accounting and financial proficiency" who are members of the Board of Directors' Audit Committee.
There are four directors having "accounting and financial proficiency" who are members of the Board of Directors' Balance Sheet Committee.

Members of the Board of Directors who have "accounting and financial proficiency", based on their education and experience, and noting that they do not hold any additional position at the Bank as at December 31, 2005, are the following:

1. Irit Izakson - B.A. in Economics, MSc. in Operational Research.
Serves as a member of the Board of Directors of Bank Hapoalim from December 27, 1999, and is a member of the Credit Committee, the Audit Committee, the Business and Budget Committee, the Balance Sheet Committee, and the Expense Control and Streamlining Committee.
Serves as a director in the following companies: Nisko Industries Ltd. (external director), Arison Holdings (1998) Ltd., Arison Investments Ltd., Shikun U'Binui Holdings Ltd., IDB Development Ltd., The Israel Corp. Ltd., Israel Chemicals Ltd.; member of the Board of Trustees of Ben-Gurion University; Member of the Public Committee of the Medicine Fund of the Israel Corp. Group for Health in Israel.
In the past five years she has also served as a director in the following companies: Koor Industries Ltd., The Israel Corp. Ltd. (external director), Mehadrin Ltd., Meshulem Levinstein Ltd., and Eurocom Communications Ltd.
Previously held a number of positions in the course of her 17-year employment at Bank Leumi Le-Israel Ltd. Among the positions was that of Manager of Shekel Assets and Liabilities. Her last position at Bank Leumi Le-Israel Ltd. was as Head of the Industrial Sector of the Corporate Area.

2. Joseph Dauber - B.A. in Economics and Statistics and a Certificate in Business Administration - Hebrew University of Jerusalem; LLM in Law - Bar-Ilan University.
In 1988-2002, served as a member of the Board of Management of Bank Hapoalim in the following positions: 1988-1994 - served as a member of the Board of Management and Head of Credit. 1994-2000 - served as a member of the Board of Management and Head of Commercial Banking. 2000-2002 - served as Vice Chairman of the Board of Management and Head of Commercial Banking. 1994-2000 - served as Chairman of the credit card companies of Bank Hapoalim B.M.
From July 1, 2002, to June 30, 2003, for six months, served as the Vice Chairman of the Board of Directors of Maritime Israel Bank Ltd.; then, for six additional months, served as Chairman of the Board of Directors of Maritime Israel Bank Ltd.
From September 30, 2003, serves as a director of Bank Hapoalim and is a member of the Credit Committee, the Transactions with Interested and Related Parties Committee, and the Business and Budget Committee.

Serves as a director in the following companies: Clal Insurance Enterprises Holdings Ltd., Nice Systems Ltd., Vita-Pri Galil Ltd., Lodzia Rotex Investments Ltd., Afcon Industries Ltd., Dmirad Ltd. (PC), Orbit Wireless Technologies Ltd.

In the past five years he has also served as a director in the following companies: Maritime Israel Bank Ltd., Epishent Finance Ltd., Phoenicia Glassworks Ltd., and Mafil Ltd.

Chairman of the Trustee Association of the Academic Track at Management College, and Member of the Finance Committee of the Keshet Eilon Foundation.

3. Ido Joseph Dissentshik - B.A. in Economics and Statistics, M.A in Journalism, and studies towards a Certificate in Business Administration.

From 1985 - served as director and chairman of the board of directors of 15 private and public companies, served for six years as a manager in the Maariv Group, and for $2^1/_2$ years as Chairman of Bezeq.

From December 23, 2002, serves as an external director of Bank Hapoalim, Chairman of the Transactions with Interested and Related Parties Committee, and a member of the Credit Committee, the Business and Budget Committee, the Audit Committee, the Salaries and Human Resources Committee, the Balance Sheet Committee, the Prospectus Committee, the Investment Approval Committee, and the Expense Control and Streamlining Committee.

Serves as a director in the following companies: Dison Consulting and Investments Ltd., The Caesaria Development Company, Globecall - Communications Ltd.

Chairman of the audit committee of the W-GEM Fund (managing the endowment fund of the Weizmann Institute in New York).

In the past five years he has also served as a director in the following companies: Bezeq - The Israeli Telecom Corp. Ltd., DBS - Television Services via Satellite, Pelephone, and Hadar Insurance Company.

4. Imri Tov - B.A. in Economics and Political Science, M.A. in Economics.

Previously served as a researcher in the Research Department of the Bank of Israel, a manager in the Credit and Foreign Currency Supervision Department, and consultant to the Governor of the Bank of Israel. Also served as Chief Economist of the Security Services, until June 2000.

From May 11, 2000, serves as an external director of Bank Hapoalim, Chairman of the Audit Committee, and member of the Credit Committee, the Transactions with Interested and Related Parties Committee, the Business and Budget Committee, the Salaries and Human Resources Committee, the Prospectus Committee, the Balance Sheet Committee, the Expense Control and Streamlining Committee, the Investment Approval Committee, and the Repricing Committee.

Serves as a director at MTA Holdings Ltd.

In the last five years, also served as a director at the following companies: Elisra Electronic Systems Ltd., Kanfei Zahav Co. Ltd. (external director), Opterisity Ltd., A.I.M. Computer Technologies Ltd.

Previously served as a director at the following companies: Chemicals and Phosphates Ltd., Israel Aircraft Industries Ltd., Rafael (council), Beit-Shemesh Engines Ltd.

5. Israel Makov - B.A. in Agriculture and Economics, M.A. in Economics.

Serves as Managing Director of Teva Pharmaceuticals Industries Ltd. Also serves as a director in companies of the Teva Pharmaceutical Industries Ltd. Group.

Mr. Israel Makov served as a director of Bank Hapoalim from October 15, 2002, and concluded his term of service on February 20, 2006.

6. Haim Samet - Advocate.

From 1970, a practicing attorney providing legal and business services, including preparation of prospectuses, guidance, and consultation to public and private commercial companies, operates in Israel and abroad.

From 1995 to the end of 1999, served as a director of Bank Leumi Le Israel B.M. and as a member of the Credit, Audit, and Prospectus Committees.

From January 31, 2000, serves as a director of Bank Hapoalim and is a member of the Credit Committee, the Audit Committee, the Business and Budget Committee, and the Expense Control and Streamlining Committee.

Serves as a director in the following companies: Hemed Chemicals Ltd., The Tel-Aviv Art Museum Ltd., Tekoa Agro Technologies Ltd., Tekoa Mushroom Farm Ltd., H.Y.D Trustees (1991) Ltd., Keren Yaar Investments Ltd., H.Y.D.O. Holdings Ltd., H.Y.D. Services (1991) Ltd., H.Y.D. Assets Ltd., White Ocean Ltd., White Ocean International Ltd., H. Samet Advocates.

In the past five years also served as a director in the following companies: Arison Holdings (1998) Ltd., Arison Investments Ltd.

7. Jay Pomrenze - B.A. in Chemistry, M.A. in Jewish Philosophy, MBA.

From April 1, 2002, serves as a director of Bank Hapoalim and is a member of the Business and Budget Committee, the Salaries and Human Resources Committee, and the Expense Control and Streamlining Committee.

Previously served as the officer responsible for the publication of the financial reports and audit, supervision, and operations reports at Bankers Trust Trading.

Chairman of the board of directors of E4X.

Serves as a director in the following companies: Poalim Capital Markets and Investments Ltd., Kardan N.V.

In the past five years he has also served as a director in the following companies: TBIH (a European company), Poalim Ventures Ltd. Member of the Investment Committee of the Rothschild Fund and of the Advisory Board of the Fortissimo Technology Buyout Fund.

8. Moshe Koren - B.A. in Economics and Statistics. Graduate of Financial Statement Analysis courses.

From 1959 served in a number of capacities at Israel Mortgage and Development Bank Ltd.

From 1961 served in a number of capacities at Foreign Trade Bank Ltd., which merged into the First International Bank of Israel Ltd.

At the First International Bank of Israel served in a number of senior positions, including management of the Credit Division, the last of which was acting managing director of the bank and Head of the Credit Division and the Foreign Currency Division.

From August 3, 1992, serves as a director of Bank Hapoalim and as a member of the Credit Committee, the Transactions with Interested and Related Parties Committee, the Business and Budget Committee, the Prospectus Committee, and the Balance Sheet Committee.

In the past five years, also served as a director and as a member of the audit committee of Ilanot Batucha Investment House Ltd. and Ilanot Batucha Asset Management Ltd.

9. Gideon Chitayat - B.A. in Economics, M.B.A - Finance, PhD. in Business Applied Economics.
From July 31, 2000, serves as an external director of Bank Hapoalim and is a member of the Credit Committee, the Transactions with Interested and Related Parties Committee, the Audit Committee, the Business and Budget Committee, and the Expense Control and Streamlining Committee.
Serves as a director in the following companies: Delta Galil Industries Ltd.; member of the Managing Committee of the Holon Technological Institute.
Also a member of the Board of Trustees and the Board of Directors of the Tel Aviv Museum.
In the past five years also served as a director in the following companies: Israel Aircraft Industries Ltd., Diur B.P. Ltd., Cellcom Israel Ltd., Oil Refineries Ltd., Hapoalim U.S.A. Holding Company, Inc., Bank Mishkan, Gilat Satellite Networks Ltd., Ofer Brothers Assets (1957) Ltd.
Served as a member of the Business Administration faculty of Tel Aviv University.

Board of Directors of the Bank

Shlomo Nehama

Chairman of the Board of Directors of the Bank.

Managing Director and Director of the following companies: Arison Investments Ltd., Arison Holdings (1998) Ltd., Arzaf Ltd., Arzaf B (1997) Ltd., and Arzaf C Ltd.

Director at the following companies: Shikun U'Binui Holdings Ltd., Bio Medical Investment (1997) Ltd., S. Nehama Holdings Ltd., Ab-Ar Capital Investments 1997 Ltd., Misaf Blue White Holdings Ltd., and the Weizmann Institute.

Member of the Arison Foundation, the Inter Disciplinary Center, Hertzliya, Variety Israel, and the management of Matan - Your Way to Give.

Member of the Poalim for the Community Foundation.

Gideon Chitayat

President of the business strategy consulting company GMBS Consultant Ltd.

Director at Delta Galil Industries Ltd.

Member of the Executive Committee of the Holon Technology Institute.

Member of the Board of Trustees and Directors of the Tel Aviv Museum.

Dan Dankner

Chairman of the Board of Directors of the following companies: Israel Salt Co. Ltd., Isracard Ltd., Europay (Eurocard) Israel Ltd., Aminit Ltd., Poalim American Express Ltd., Poalim Capital Markets and Investment Holdings Ltd., Poalim Capital Markets Ltd., Poalim Ventures - Fund Management Ltd., Poalim Capital Markets - Investment House Ltd., and Diur B.P. Ltd.

Chairman of the Administrative Committee of the Poalim in the Community Foundation.

Director at the following companies: Argad Water Treatment Industries Ltd., Intact Real Estate and Infrastructure Ltd., Intact Holdings Ltd., Intact Investments Ltd., Danran Holdings Ltd., Elran (D.D.) Investments Ltd., G.D.A.D. Atlit Development Ltd., Adam Dan Ltd., Dankner D.D. Infrastructure Ltd., Elran (D.D.) Holdings Ltd., Atlit Cold Food Cooling Ltd., Sheraton Moriah (Israel) Ltd., Linoy Holdings Ltd., Argad Eval Water Treatment Industries Ltd., Salt Industries Equity Holdings (1988) Ltd., and Carmel Chemicals Ltd.

Joseph Dauber

Company Director.

Director at the following companies: Clal Insurance Enterprises Holdings Ltd., NICE Systems Ltd., Vita-Pri Galil Ltd., Lodzia Rotex Investments Ltd., Afcon Industries Ltd., Demirad Ltd. (P-C), and Orbit Technology Group Ltd.

Chairman of the Board of Trustees of Academic Studies of the College of Management.

Member of the Finance Committee of the Keshet Eilon Foundation.

Ido Joseph Dissentshik

Journalist and director of companies.

External director.

Director at the following companies: Dison Consulting and Investments Ltd., The Caesaria Development Company, and Globecall - Communications Ltd.

Chairman of the Audit Committee of the W-GEM Trust (managing the endowment fund of the Weizmann Institute in New York).

Nira Dror

Company Director.(1)

External director.

Director at the following companies: H&O, Hamai Yoav Tourism Ltd .

Pnina Dvorin

Company Director.(1)

Director at the following companies: Israel Electrical Company Ltd., Edmond de Rothschild - Mutual Funds Management Ltd., Aspen Assets Ltd., Shaniv Paper Industries Ltd., and Wiscom Technologies Ltd.

Irit Izakson

Economist, Msc. in Operational Research.

Director at the following companies: Nisko Industries Ltd. (Director from the Public), Arison Holdings (1998) Ltd., Arison Investments Ltd., Shikun U'Binui Holdings Ltd., IDB Development Ltd., The Israel Corp. Ltd., and Israel Chemicals Ltd.

Member of the Trustees Association of Ben Gurion University and of the Public Committee of the Medicine Fund of the Israel Corp. Group for Health in Israel.

Moshe Koren

Banking and Financial Consultant.

(1) Serves as a director as of March 8, 2006.

Jay Pomrenze

Business Consultant.

Chairman of the Board of Directors of the E4X Company.

Director at the following companies: Poalim Capital Markets and Investments Ltd. and Kardan N.V.

Haim Samet

Advocate.

Director at the following companies: Hemed Chemicals Ltd., The Tel Aviv Museum of the Arts Ltd., Tekoa Agro Technologies Ltd., Tekoa Mushroom Farm Ltd., H.Y.D Trustees (1991) Ltd., Keren Yaar Investments Ltd., H.Y.D.O. Holdings Ltd., H.Y.D. Services (1991) Ltd., H.Y.D. Assets Ltd., White Ocean Ltd., White Ocean International Ltd., and H. Samet Advocates.

Imri Tov

Economist. Lecturer with the National Security College.

Senior Research Associate/Lecturer with the Jaffe Center for Strategic Studies.

External Director.

Director at MTA Holdings Ltd.

Scott Shay

Chairman of the board of directors of Signature Bank.(1)

Israel Makov

CEO of Teva Pharmaceutical Industries Ltd.(2)

---

(1) Served as a director until August 18, 2005.
(2) Served as a director until February 20, 2006.

Board of Management of the Bank

Zvi Ziv	President and Chief Executive Officer of the Bank.
Zion Kenan	Deputy CEO[(1)] and Head of Retail Banking.
Shy Talmon	Deputy CEO and Head of Corporate Banking.
Isaac M. Behar	Head of Comptrolling and Chief Financial Officer.
Shlomo Braun	Head of Human Resources, Logistics and Procurement.
Abraham Harel	Head of Finance and Management Information Systems.
David Luzon	Head of Information Technology and Operations.
Ilan Mazur	Chief Legal Advisor of the Bank.
Hanna Pri-Zan	Head of Banking Subsidiaries.
Yacov Rozen	Head of Client Asset Management.
Yosef Yarom	Head of Risk Management.
Chief Internal Auditor of the Bank	Orit Lerer - On the level of Member of the Board of Management, Head of Internal Audit in Israel and Abroad.
Secretary of the Bank	Yoram Weissbrem.
Spokesperson of the Bank	Ofra Preuss.
Auditors of the Bank	Ziv Haft, Certified Public Accountants (Isr.). Somekh Chaikin, Certified Public Accountants (Isr.).

(1) As of 1.1.2006.

Other Matters

The Israel Police conducted an investigation into the Poalim for You campaign initiated by the Bank in late 1993, including customers' complaints against the Bank in respect of the provision of advice/recommendations to invest in mutual funds of the Bank in late 1993 and early 1994.

On November 5, 2003, media publications reported that a police investigation was being conducted in connection with an agreement concluded on March 30, 1999, between the Bank and the National Insurance Institute, under which disagreements that had existed between them concerning sums that the Bank had not forwarded to the National Insurance Institute during the 1980s were resolved.

The National Insurance Institute's demand of the Bank in respect to the aforementioned past debts came to NIS 86 million, including penalties and linkage differentials. According to the agreement, the Bank paid the National Insurance Institute the sum of NIS 20 million for full clearance of all claims by the National Insurance Institute for National Insurance premiums through the end of 1994. According to the reports, the police investigation also concerns a payment that the Bank made to a consultant that it had employed for assistance in attaining the aforementioned agreement, at the rate of 10% (plus VAT) of the difference between the National Insurance Institute's demand and the sum stipulated in the agreement.

During the police investigation, a Member of the Board of Management and Head of Comptrolling was detained for questioning from November 5 to November 11, 2003, and resumed his full duties at the Bank on December 1, 2003. With regard to the agreement of March 30, 1999, the former Director General of the National Insurance Institute, Prof. J. Stessman, stated to the media and to the Knesset Labor and Social Affairs Committee that the agreement had been reached lawfully, after having been examined by the chief legal advisor of the Institute and approved by 15 members of the Institute's management. He claimed that the agreement had also been examined by the State Comptroller and was found to be free of flaws. In the Bank's opinion, under these circumstances, the foregoing will have no effect on the Bank's financial position or its results of operations.

On November 29, 2004, investigators from the Antitrust Authority arrived at the Bank's Head Office and seized various documents.

The Antitrust Authority did not disclose the reason for the seizure of the documents or the subject of its investigation of the Bank.

As published in the press, investigators from the Antitrust Authority also seized documents at the headquarters of Bank Leumi on the same day. Soon after, similar operations were carried out at the headquarters of Discount Bank and Mizrahi Bank. In July 2005, and subsequently, the Bank was asked to provide the Authority with additional materials. Several Bank employees were also called into the Authority's offices for questioning.

On March 6, 2005, the Israel Police opened an overt investigation of suspicions of violations of the Money Laundering Prohibition Law. In the course of the investigation, the police seized documents and records from various Bank offices and from the offices of Poalim Trust Services (hereafter: the "Trust Company"). In addition, certain customers' accounts were frozen, some of which serve as collateral for credit. The police summoned employees of the Bank and of the Trust Company, including officers, for questioning.

Further to this investigation, in February 2006, two mid-level employees at one of the Bank's branches were indicted for an offense under the Prohibition of Money Laundering Law.

In the Bank's opinion, based on the information available to it at this stage, the Bank's exposure in respect of the matters known to be under investigation is not material to its business. However, at this stage the Bank cannot estimate the results and consequences of the investigation.

On August 18, 2005, Mr. Scott Shay announced his resignation from the Bank's Board of Directors, effective that day.

On February 20, 2006, Mr. Israel Makov announced his resignation from the Bank's Board of Directors, effective that day.

On November 10, 2005, the annual ordinary general meeting of the Bank's shareholders convened. Inter alia, the assembly resolved to approve the reelection of Mr. I. Dissentshik as external director, to approve the terms of service of the members of the Board of Directors, including those of Chairman Mr. S. Nehama, and to approve agreements between Mr. D. Dankner, who is a director and a controlling shareholder of the Bank, and Isracard Ltd., Poalim Capital Markets Investment House Ltd., Poalim Capital Markets and Investments Holdings Ltd., Poalim Capital Markets Ltd., and Poalim Ventures Fund Management Ltd., which are wholly owned subsidiaries of the Bank; Mr. D. Dankner serves as active Chairman of the Boards of Directors of these companies.

The assembly further resolved to approve an amendment to the Articles of the Bank, and to approve an adjustment of commitments to indemnify officers at the Bank according to amendments in the Companies Law.

An extraordinary general meeting of the Bank's shareholders convened on March 8, 2006. The meeting resolved, inter alia, to approve the election of Ms. Nira Dror as an external director (in accordance with the Companies Law, 5759-1999), and of Ms. Pnina Dvorin as a director of the Bank, and to ratify the change in the period of the insurance policy for liability of directors and officers, including that of Mr. D. Dankner, who is a director and a controlling shareholder of the Bank. The meeting also resolved to approve an amendment and an elucidation to the Bank's articles.

Controls and Procedures

In accordance with the public reporting directives of the Supervisor of Banks, it has been determined that starting with the interim financial statements dated June 30, 2005, the Chief Executive Officer and the Chief Accounting Officer - Head of Comptrolling of the Bank will each separately sign a declaration regarding "Controls and Procedures Concerning Disclosure", in accordance with the directives of Section 302 of the law known as the "Sarbanes-Oxley Act", enacted in the United States (hereafter the "Disclosure Declaration"). The Supervisor of Banks also determined that starting with the annual financial statements of 2008, the reports will include a declaration with regard to "The Effectiveness of Internal Control of Financial Reporting", in accordance with Section 404 of the Sarbanes-Oxley Act.

The aforesaid Disclosure Declaration refers to controls and procedures regarding disclosure, aimed at ensuring that information which the Bank is required to disclose in its financial statements is recorded, processed, summarized, and reported in accordance with the Supervisor of Banks' public reporting directives, and in accordance with additional reporting directives. The controls and procedures regarding disclosure are aimed, among other things, at ensuring that such information is accumulated and transmitted to the management of the corporation in a manner that enables decisions to be made at the appropriate time, with regard to the disclosure requirements.

At this stage, the Disclosure Declaration is not meant to cover the broader aspects of the evaluation of "The Effectiveness of Internal Control of Financial Reporting" established in Section 404, which include, among other things, the planning of a process aimed at providing a reasonable degree of confidence with regard to the evaluation of policy and procedures concerning the accuracy of records, completeness of records, correct authorizations in recording receipts and payments, and prevention and identification of unauthorized actions which may have a material impact on the Bank's financial reporting.

Evaluation of Controls and Procedures Regarding Disclosure

The Board of Management of the Bank, in cooperation with the Chief Executive Officer and the Chief Accounting Officer - the Head of Comptrolling at the Bank, have assessed the effectiveness of the controls and procedures regarding disclosure at the Bank as at December 31, 2005. Based on this assessment, the Chief Executive Officer and the Chief Accounting Officer - the Head of Comptrolling have concluded that, as at the end of this period, the controls and procedures concerning disclosure at the Bank are effective in order to record, process, summarize, and report the information which the Bank is required to disclose in its quarterly report, in accordance with the public reporting directives of the Supervisor of Banks, on the date stipulated in these directives.

Changes in Internal Control

During the year ended December 31, 2005, there was no change in the Bank's internal control over financial reporting that had a material impact, or could reasonably be expected to have a material impact, on the Bank's financial reporting.

Shlomo Nehama
Chairman of the Board of Directors

Zvi Ziv
President & Chief Executive Officer

Tel-Aviv, March 27, 2006.

Salaries and Benefits of Office Holders (in NIS thousands)

Set out below are the salaries, remuneration, value of benefits, employer payments, and provisions for recipients of the highest salaries from among the senior office-holders of the Bank.

	Salary	Bonuses	Benefits for phantom options(6)	Value of additional benefits	Employer payments and provisions*	Bonus from sale of Signature Bank in USA	Total**
A. In 2005							
Shlomo Nehama - Chairman of the Board of Directors(1)(5)	**1,680**	**8,633**	**-**	**637**	**1,221**	**11,061**	**23,232**
Dan Dankner(2)(3)(5)	**1,432**	**6,031**	**-**	**239**	**1,301**	**6,173**	**15,176**
Zvi Ziv(5)	**1,677**	**8,633**	**11,544**	**229**	**399**	**11,061**	**33,543**
Shy Talmon	**1,346**	**1,314**	**5,090**	**153**	**(138)**	**-**	**7,765**
Abraham Harel(4)	**1,176**	**1,068**	**5,472**	**153**	**3,899**	**-**	**11,768**
Yosef Yarom	**1,176**	**1,003**	**6,083**	**122**	**207**	**-**	**8,591**
B. In 2004							
Shlomo Nehama - Chairman of the Board of Directors(1)	1,679	5,324	-	240	519	1,287	9,049
Dan Dankner(2)(3)	1,420	3,718	-	184	278	898	6,498
Zvi Ziv	1,716	5,324	6,091	214	385	1,287	15,017
Shy Talmon	1,358	988	4,134	142	467	-	7,089
Abraham Harel	1,169	842	4,095	128	543	-	6,777
Yosef Yarom	1,112	842	4,237	114	175	-	6,480

Note: Data for 2004 are restated.
In determining the salaries and bonuses, the Bank's volume of business, profitability, and rate of return on equity, among other factors, were taken into consideration.
Not including information about loans granted under similar terms to those granted to all employees of the Bank, whose amounts were determined based on uniform criteria.
(1) Salary and terms of employment were approved at an extraordinary general meeting.
(2) Remuneration according to the terms approved at an extraordinary general meeting.
(3) Paid by Isracard Ltd. and companies in the Poalim Capital Markets Group, in 2004 as of May 15, 2004.
(4) Including supplementary provisions for monthly payments (through 2015) owed due to his announcement of his retirement, as of the second quarter of 2006.
(5) Based on the rate of net return on equity and the rate of net return on assets.
(6) For a benefit in respect of phantom options, which grant a monetary bonus based on the difference between the Bank's share price on the TASE and the basic price.
* Including severance pay, remuneration, pensions, advanced study funds, vacations, National Insurance, illness, and long service benefits, including adjustments for previous years.
** Not including payroll tax.

Board of Directors' Report to the Annual General Meeting on the Remuneration of the Auditors(1)(2)(3)

	Consolidated		The Bank	
	2005	2004	**2005**	2004
	(NIS thousands)			
For auditing activity(4):				
Joint auditors	**11,693**	12,247	**4,770**	4,658
Other auditors	**296**	191	**-**	-
Total	**11,989**	12,438	**4,770**	4,658
For audit-related services(5):				
Joint auditors	**3,507**	5,654	**2,404**	2,640
Other auditors	**2,318**	2,333	**1,873**	1,948
For tax services(6):				
Joint auditors	**1,509**	1,827	**1,252**	1,152
Other auditors	**1,271**	1,526	**898**	1,121
For other services(7):				
Joint auditors	**1,251**	2,285	**114**	328
Other auditors	**-**	22	**-**	22
Total	**9,856**	13,647	**6,541**	7,211
Total remuneration of the auditors	**21,845**	26,085	**11,311**	11,869

(1) The Board of Directors' reporting to the annual general meeting on the remuneration of the auditors for audit activity and for additional services to the audit, under Paragraphs 165 and 167 of the Companies Law, 5759-1999.
(2) The remuneration of the auditors includes payments to partnerships and corporations under their control, as well as payments in accordance with the Value Added Tax Law.
(3) Including remuneration paid and accrued remuneration.
(4) Audit of the annual financial statements and review of the interim reports.
(5) Audit-related fees, including mainly: prospectuses, audit activities of the Bank's overseas branches, special authorizations, comfort letters.
(6) Including mainly: Tax adjustment reports, assessment discussions, and tax advice in Israel and abroad.
(7) Including mainly: due diligence, handling employee compensation programs.

Principal Data of the Bank Hapoalim Group

(in millions of NIS)

	For the year ending on December 31			Change compared with	
	2005	2004	2003	2004	2003
Profit and Profitability					
Profit from financing activities before					
provision for doubtful debts	**7,609**	7,071	6,715	7.6%	13.3%
Provision for doubtful debts	**1,268**	1,768	2,359	(28.3%)	(46.2%)
Operating and other income	**4,591**	4,215	3,665	8.9%	25.3%
Operating and other expenses	**6,991**	6,378	5,959	9.6%	17.3%
Operating profit before taxes	**3,941**	3,140	2,190	25.5%	80.0%
Operating profit after taxes	**2,291**	1,779	1,329	28.8%	72.4%
Net profit	**2,908**	2,107	1,357	38.0%	114.3%

	As at December 31			Change compared with	
	2005	2004	2003	2004	2003
Balance Sheet - Principal Items					
Total balance sheet	**273,265**	262,042	258,855	4.3%	5.6%
Credit to the public	**185,133**	182,470	184,087	1.5%	0.6%
Securities	**33,813**	36,001	29,199	(6.1%)	15.8%
Deposits from the public	**213,892**	206,666	204,207	3.5%	4.7%
Debentures and subordinated notes	**21,361**	18,251	17,765	17.0%	20.2%
Shareholders' equity	**16,278**	15,166	14,256	7.3%	14.2%

Principal Financial Ratios	**2005**	2004	2003
Shareholders' equity to total assets	**6.0%**	5.8%	5.5%
Tier 1 capital to risk assets	**7.0%**	7.4%	6.6%
Capital to risk assets	**10.64%**	10.99%	10.37%
Credit to the public to total assets	**67.7%**	69.7%	71.1%
Deposits from the public to total assets	**78.3%**	78.9%	78.9%
Operating income to operating expenses	**65.7%**	66.1%	61.5%
Operating expenses to total income	**57.3%**	56.5%	57.4%
Provision for doubtful debts from credit to the public			
(balance sheet and off-balance sheet)	**0.4%**	0.6%	0.9%
Rate of provision for taxes	**41.9%**	43.3%	39.3%
Return of net profit on equity	**20.0%**	15.2%	10.4%
Return of net profit on total assets	**1.1%**	0.8%	0.5%
Return of operating profit before taxes on equity, net	**26.6%**	23.1%	17.2%
Return of operating profit after taxes on equity, net	**15.4%**	13.1%	10.4%





Board of Management's Review of the Financial Position of the Bank Hapoalim Group and its Results of Operations for 2005

Appendix 1 -	Multi-period data - Consolidated balance sheets	**186**
Appendix 2 -	Multi-period data - Consolidated statements of profit and loss	**187**
Appendix 3 -	Rates of income and expenses - Consolidated	**189**
Appendix 4 -	Analysis of exposure to the changes in interest rates - Consolidated	**194**
Appendix 5 -	Credit risk by economic sectors - Consolidated	**198**
Appendix 6 -	Classification of credit balances to Less Developed Countries (LDC)	**204**
Appendix 7 -	Multi-quarter data - Consolidated balance sheets	**205**
Appendix 8 -	Multi-quarter data - Consolidated statements of profit and loss	**206**

Multi-Period Data - Consolidated Balance Sheets

(in millions of NIS)

Appendix I

	December 31				
	2005	2004	2003	2002	2001
	Reported amounts**		Amounts adjusted for the effect of inflation based on December 2003 CPI		
Assets					
Cash on hand and deposits with banks	**41,062**	31,041	30,693	27,784	29,824
Securities	**33,813**	*36,001	29,199	26,247	21,583
Credit to the public	**185,133**	*182,470	184,087	188,086	184,068
Credit to governments	**1,193**	1,761	2,916	4,489	6,093
Investments in equity-basis investees	**662**	789	785	791	1,247
Buildings and equipment	**3,729**	3,642	3,554	3,548	3,579
Other assets	**7,673**	6,338	7,621	6,514	4,638
Total assets	**273,265**	262,042	258,855	257,459	251,032
Liabilities and Shareholders' Equity					
Deposits from the public	**213,892**	206,666	204,207	207,289	200,509
Deposits from banks	**6,424**	7,301	7,692	6,737	8,134
Deposits from the Government	**3,363**	4,045	4,879	5,286	6,320
Debentures and subordinated notes	**21,361**	18,251	17,765	16,903	16,444
Other liabilities	**11,400**	9,510	9,555	7,717	6,092
Total liabilities	**256,440**	245,773	244,098	243,932	237,499
Minority interests	**547**	1,103	501	462	524
Shareholders' equity	**16,278**	15,166	14,256	13,065	13,009
Total liabilities and shareholders' equity	**273,265**	262,042	258,855	257,459	251,032

* Reclassified.

** Cessation of the adjustment for the effect of inflation based on December 2003 CPI.

Multi-Period Data - Consolidated Statements of Profit and Loss for the years 2001-2005
Appendix 2

(in millions of NIS)

	Year ended December 31				
	2005	2004	2003	2002	2001
	Reported amounts**			Adjusted amounts***	
Profit from financing activities before provision for doubtful debts	**7,609**	7,071	6,715	6,511	6,132
Provision for doubtful debts	**1,268**	1,768	2,359	3,206	1,255
Profit from financing activities after provision for doubtful Debts	**6,341**	5,303	4,356	3,305	4,877
Operating and other income					
Operating commissions	**3,539**	*3,217	2,936	2,705	2,670
Profits (losses) from investments in shares, net	**72**	109	3	(101)	(116)
Other income	**980**	*889	726	720	701
Total operating and other income	**4,591**	4,215	3,665	3,324	3,255
Operating and other expenses					
Salaries and related expenses	**4,068**	3,742	3,526	3,571	3,482
Maintenance and depreciation of buildings and equipment	**1,185**	1,108	1,091	1,041	988
Other expenses	**1,738**	1,528	1,342	1,220	1,345
Total operating and other expenses	**6,991**	6,378	5,959	5,832	5,815
Operating profit before taxes in reported amounts	**3,941**	3,140	2,062	797	2,317
Erosions and adjustments****	**-**	-	128	-	-
Operating profit before taxes	**3,941**	3,140	***2,190	797	2,317
Provision for taxes on operating profit	**1,650**	1,361	***861	295	1,042
Operating profit after taxes	**2,291**	1,779	***1,329	502	1,275
The share in net after-tax operating profits (losses) of equity-basis investees	**106**	101	***63	(57)	(287)
Minority interests net in after-tax operating losses (profits) of subsidiary companies	**(79)**	(52)	***(48)	19	(31)
Net operating profit	**2,318**	1,828	***1,344	464	957
Net profit (loss) from extraordinary transactions, after taxes	**590**	279	***38	(114)	(15)
Cumulative effect of change in accounting method	**-**	-	***(25)	-	-
Net profit	**2,908**	2,107	***1,357	350	942

* Reclassified.
** For the years 2005 and 2004 - cessation of the adjustment for the effect of inflation based on December 2003 CPI. For the year 2003 - cessation of the adjustment for the effect of inflation based on December 2002 CPI.
*** Amounts adjusted for the effect of inflation based on December 2003 CPI.
**** Erosions and adjustments for inflation effects according to the December 2003 CPI of income and expenses included in operating profit before taxes, in reported amounts.

Multi-Period Data - Consolidated Statements of Profit and Loss for the years 2001-2005

Appendix 2 (continued)

(in millions of NIS)

	Year ended December 31				
	2005	2004	2003	2002	2001
	Reported amounts*			Adjusted amounts**	
Net profit per Share (in NIS)					
Per NIS 1 of the par value of the share capital					
Operating profit	**1.84**	1.45	1.08	0.37	0.77
Profit (loss) from extraordinary transactions	**0.47**	0.22	0.03	(0.09)	(0.01)
Profit per share before cumulative effect	**2.31**	1.67	1.11	0.28	0.76
Cumulative effect of change in accounting method	**-**	-	(0.02)	-	-
Total	**2.31**	1.67	1.09	0.28	0.76

* For the years 2005 and 2004 - cessation of the adjustment for the effect of inflation based on December 2003 CPI. For the year 2003 - cessation of the adjustment for the effect of inflation based on December 2002 CPI.

** Amounts adjusted for the effect of inflation based on December 2003 CPI.

Rates of Income and Expenses - Consolidated
Appendix 3

	2005				2004			
			Rate of income (expenses)				Rate of income (expenses)	
	Average Annual balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(3)	Average Annual balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(3)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Israeli currency -								
Unlinked								
Assets(4)(5)	**86,420**	**5,002**	**5.79**		77,392	4,912	6.35	
Effect of derivatives(3)								
Embedded derivatives								
and ALM	**18,153**	**1,306**			17,062	1,223		
Total assets	**104,573**	**6,308**		**6.03**	94,454	6,135		6.50
Liabilities(5)	**(87,714)**	**(2,308)**	**(2.63)**		(81,423)	(2,401)	(2.95)	
Effect of derivatives(3)								
Embedded derivatives								
and ALM	**(13,119)**	**(937)**			(11,937)	(944)		
Total liabilities	**(100,833)**	**(3,245)**		**(3.22)**	(93,360)	(3,345)		(3.58)
Interest spread			**3.16**	**2.81**			3.40	2.92
Israeli currency -								
Linked to the CPI								
Assets(4)(5)	**58,269**	**4,628**	**7.94**		61,653	3,909	6.34	
Effect of derivatives(3)								
Embedded derivatives								
and ALM	**1,376**	**55**			1,303	58		
Total assets	**59,645**	**4,683**		**7.85**	62,956	3,967		6.30
Liabilities(5)	**(46,884)**	**(3,243)**	**(6.92)**		(51,170)	(2,644)	(5.17)	
Effect of derivatives(3)								
Embedded derivatives								
and ALM	**(2,904)**	**(159)**			(2,092)	(101)		
Total liabilities	**(49,788)**	**(3,402)**		**(6.83)**	(53,262)	(2,745)		(5.15)
Interest spread			**1.02**	**1.02**			1.17	1.15

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Hedging derivative instruments (excluding options), embedded derivative that have been detached and ALM derivatives that form part of the Bank's ALM network.
(4) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for the sale and bonds held for trading in the amount of NIS (109) million. (2004: NIS (93) million) in the unlinked segment, NIS (8) million (2004: NIS (7) million) in the CPI-linked segment, NIS 12 million (2004: NIS (39) million) in the foreign currency segment (including Israeli currency linked to foreign currency).
(5) Excluding derivative instruments.

Note: Full details regarding rates of income and expenses in each segment, according to balance sheet items, are available upon request.

Appendix 3 (continued)

	2005				2004			
			Rate of income (expenses)				Rate of income (expenses)	
	Average Annual balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(3)	Average Annual balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(3)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Foreign currency - (Including Israeli currency linked to foreign currency)								
Assets(4)(5)	**104,492**	**6,793**	**6.5**		109,721	3,672	3.35	
Effect of derivatives(3)								
Hedging derivatives	**23,698**	**771**			16,212	498		
Embedded derivatives and ALM	**87,365**	**7,143**			79,762	4,084		
Total assets	**215,555**	**14,707**		**6.82**	205,695	8,254		4.01
Liabilities(5)	**(98,591)**	**(4,953)**	**(5.02)**		(102,356)	(1,976)	(1.93)	
Effect of derivatives(3)								
Hedging derivatives	**(23,922)**	**(808)**			(16,002)	(195)		
Embedded derivatives and ALM	**(91,439)**	**(6,878)**			(84,368)	(4,342)		
Total liabilities	**(213,952)**	**(12,639)**		**(5.91)**	(202,726)	(6,513)		(3.21)
Interest spread			**1.48**	**0.91**			1.42	0.8

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Hedging derivative instruments (excluding options), embedded derivative that have been detached and ALM derivatives that form part of the Bank's ALM network.
(4) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for the sale and bonds held for trading in the amount of NIS (109) million. (2004: NIS (93) million) in the unlinked segment, NIS (8) million (2004: NIS (7) million) in the CPI-linked segment, NIS 12 million (2004: NIS (39) million) in the foreign currency segment (including Israeli currency linked to foreign currency).
(5) Excluding derivative instruments.

Note: Full details regarding rates of income and expenses in each segment, according to balance sheet items, are available upon request.

Rates of Income and Expenses - Consolidated
Appendix 3 (continued)

	2005				2004			
			Rate of income (expenses)				Rate of income (expenses)	
	Average Annual balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(3)	Average Annual balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(3)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Total								
Monetary assets generating								
financing income(4)(5)	**249,181**	**16,423**	**6.59**		248,766	12,493	5.02	
Effect of derivatives(3)								
Hedging derivatives	**23,698**	**771**			16,212	498		
Embedded derivatives								
and ALM	**106,894**	**8,504**			98,127	5,365		
Total assets	**379,773**	**25,698**		**6.77**	363,105	18,356		5.06
Monetary liabilities generating								
financing expenses(5)	**(233,189)**	**(10,504)**	**(4.5)**		(234,949)	(7,021)	(2.99)	
Effect of derivatives(3)								
Hedging derivatives	**(23,922)**	**(808)**			(16,002)	(195)		
Embedded derivatives								
and ALM	**(107,462)**	**(7,974)**			(98,397)	(5,387)		
Total liabilities	**(364,573)**	**(19,286)**		**(5.29)**	(349,348)	(12,603)		(3.61)
Interest spread			**2.09**	**1.48**			2.03	1.45

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Hedging derivative instruments (excluding options), embedded derivative that have been detached and ALM derivatives that form part of the Bank's ALM network.
(4) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for the sale and bonds held for trading in the amount of NIS (109) million. (2004: NIS (93) million) in the unlinked segment, NIS (8) million (2004: NIS (7) million) in the CPI-linked segment, NIS 12 million (2004: NIS (39) million) in the foreign currency segment (including Israeli currency linked to foreign currency).
(5) Excluding derivative instruments.

Note: Full details regarding rates of income and expenses in each segment, according to balance sheet items, are available upon request.

Rates of Income and Expenses - Consolidated (in millions of NIS)

Appendix 3 (continued)

	2005		2004	
	Average balance[1]	Financing income (expenses)	Average balance[1]	Financing income (expenses)
In respect of options		**(12)**		133
In respect of other derivative instruments (not including options, hedging derivatives, ALM derivatives and embedded derivatives that have been detached)[2]		**112**		116
Commissions from financing transactions and other financing income[5]		**1,152**		1,077
Other financing expenses		**(55)**		(8)
Profit from financing activities before provision for doubtful debts		**7,609**		7,071
Provision for doubtful debts (including general and supplementary provision)		**(1,268)**		(1,768)
Profit from financing activities after provision for doubtful debts		**6,341**		5,303
Total				
Financial assets that generated financing income[3][4]	**249,181**		248,766	
Assets deriving from derivative instruments[6]	**4,265**		4,397	
Other financial assets	**603**		633	
General provision and supplementary provision for doubtful debts	**(1,214)**		(1,239)	
Total financial assets	**252,835**		252,557	
Total				
Financial liabilities that generated financing expenses[4]	**(233,189)**		(234,949)	
Liabilities deriving from derivative instruments[6]	**(4,794)**		(4,754)	
Other financial liabilities	**(3,256)**		(3,518)	
Total financial liabilities	**(241,239)**		(243,221)	
Total excess of assets over financial liabilities	**11,596**		9,336	
Non-monetary assets	**5,859**		6,361	
Non-monetary liabilities	**(896)**		(252)	
Total capital resources	**(16,559)**		(15,445)	

(1) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(2) Hedging derivative instruments (excluding options), embedded derivative that have been detached and ALM derivatives that form part of the Bank's ALM network.
(3) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for the sale and bonds held for trading in the amount of NIS (109) million. (2004: NIS (93) million) in the unlinked segment, NIS (8) million (2004: NIS (7) million) in the CPI-linked segment, NIS 12 million (2004: NIS (39) million) in the foreign currency segment (including Israeli currency linked to foreign currency).
(4) Excluding derivative instruments.
(5) Including profits and losses from the sale of investments in bonds and from the adjustment to fair value of bonds held for trading.
(6) Average balance-sheet balances of derivative instruments (not including average off-balance sheet balances of derivative instruments).

Note: Full details regarding rates of income and expenses in each segment, according to balance sheet items, are available upon request.

Rates of Income and Expenses - Consolidated
Appendix 3 (continued)

	2005				2004			
			Rate of income (expenses)				Rate of income (expenses)	
	Average Annual balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(3)	Average Annual balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(3)
			%	%			%	%
Foreign currency - (Including Israeli currency linked to foreign currency)								
Monetary assets in foreign currency generating financing income(4)(5)	**23,452**	**275**	**1.17**		24,567	1,047	4.26	
Effect of derivatives(3)								
Hedging derivatives	**5,215**	**168**			3,743	114		
Embedded derivatives and ALM	**19,028**	**1,318**			15,736	1,177		
Total assets	**47,695**	**1,761**		**3.69**	44,046	2,338		5.31
Monetary liabilities in foreign currency generating financing expenses(5)	**(22,084)**	**(71)**	**(0.32)**		(22,863)	(659)	(2.88)	
Effect of derivatives(3)								
Hedging derivatives	**(5,264)**	**(176)**			(3,695)	(44)		
Embedded derivatives and ALM	**(19,879)**	**(965)**			(16,812)	(1,217)		
Total liabilities	**(47,227)**	**(1,212)**		**(2.57)**	(43,370)	(1,920)		(4.43)
Interest spread			**0.85**	**1.12**			1.38	0.88

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Hedging derivative instruments (excluding options), embedded derivative that have been detached and ALM derivatives that form part of the Bank's ALM network.
(4) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for the sale and bonds held for trading in the amount of NIS (109) million. (2004: NIS (93) million) in the unlinked segment, NIS (8) million (2004: NIS (7) million) in the CPI-linked segment, NIS 12 million (2004: NIS (39) million) in the foreign currency segment (including Israeli currency linked to foreign currency).
(5) Excluding derivative instruments.

Note: Full details regarding rates of income and expenses in each segment, according to balance sheet items, are available upon request.

Analysis of the Exposure to the Changes in Interest Rates - Consolidated
As at December 31, 2005
Appendix 4

	On demand and up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 3 years
	(in million of NIS)			
Israeli currency – unlinked				
Total assets	**74,537**	**9,654**	**4,154**	**2,134**
Total liabilities	**79,574**	**3,339**	**7,901**	**5,118**
Difference	**(5,037)**	**6,315**	**(3,747)**	**(2,984)**
Effect of forward transactions and special commitments	**2,172**	**(48)**	**1,360**	**1,167**
Exposure to changes in interest rates within the segment	**(2,865)**	**6,267**	**(2,387)**	**(1,817)**
Accumulated exposure within the segment	**(2,865)**	**3,402**	**1,015**	**(802)**
Israeli currency - Linked to the CPI				
Total assets	**1,840**	**3,095**	**11,364**	**18,296**
Total liabilities	**1,412**	**1,694**	**8,283**	**10,934**
Difference	**428**	**1,401**	**3,081**	**7,362**
Effect of forward transactions and special commitments	**(155)**	**88**	**(1,261)**	**239**
Exposure to changes in interest rates within the segment	**273**	**1,489**	**1,820**	**7,601**
Accumulated exposure within the segment	**273**	**1,762**	**3,582**	**11,183**

General Notes:

(1) Full details regarding the exposure to changes in interest rates in each segment, according to balance sheet items, are available upon request.

(2) The maturity distribution presented above represents the present value of future flows, computed at the internal yield rate for each balance sheet item. Such future flows include interest which will accrue until the earlier of the repayment date or the date of change in the interest rate.

(3) The influence of hedge transactions is included in total assets or total liabilities.

* The figures in the "With no repayment period" column are the figures as stated in the balance sheet.

From 3 to 5 years	From 5 to 10 years	From 10 to 20 years	Over 20 years	With no repayment period*	Total	Internal yield rate	Average life	December 31, 2004 Internal yield rate	Average life
		(in million of NIS)				%	in years	%	in years
1,258	**967**	**33**	**1**	**2,605**	**95,343**	**6.61**	**0.23**	6.34	0.27
1,068	**405**	**97**	**16**	**955**	**98,473**	**3.25**	**0.26**	2.82	0.33
190	**562**	**(64)**	**(15)**	**1,650**	**(3,130)**	**3.36**	**(0.03)**	3.52	(0.06)
(29)	**317**	**35**	**3**	**-**	**4,977**				
161	**879**	**(29)**	**(12)**	**1,650**	**1,847**				
(641)	**238**	**209**	**197**	**1,847**					
11,601	**11,245**	**3,084**	**80**	**73**	**60,678**	**5.36**	**3.60**	5.56	3.52
6,235	**12,913**	**6,357**	**45**	**10**	**47,883**	**4.29**	**3.81**	4.24	3.77
5,366	**(1,668)**	**(3,273)**	**35**	**63**	**12,795**	**1.07**	**(0.21)**	1.32	(0.25)
(805)	**(438)**	**(1,482)**	**(2)**	**-**	**(3,816)**				
4,561	**(2,106)**	**(4,755)**	**33**	**63**	**8,979**				
15,744	**13,638**	**8,883**	**8,916**	**8,979**					

Analysis of the Exposure to the Changes in Interest Rates - Consolidated

As at December 31, 2005

Appendix 4 (continued)

	On demand and up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 3 years
		(in million of NIS)		
Foreign Currency**				
Total assets	**63,142**	**23,936**	**13,550**	**5,333**
Total liabilities	**49,608**	**23,470**	**16,440**	**7,378**
Difference	**13,534**	**466**	**(2,890)**	**(2,045)**
Effect of forward transactions and special commitments	**(18,080)**	**4,314**	**4,537**	**2,223**
Exposure to changes in interest rates within the segment	**(4,546)**	**4,780**	**1,647**	**178**
Accumulated exposure within the segment	**(4,546)**	**234**	**1,881**	**2,059**
Non-monetary items				
Total assets				
Total liabilities				
Difference				
Effect of forward transactions and special commitments				
Exposure to changes in interest rates within the segment				
Accumulated exposure within the segment				
Overall exposure to changes in interest rates				
Total assets***	**139,519**	**36,685**	**29,068**	**25,763**
Total liabilities	**130,594**	**28,503**	**32,624**	**23,430**
Difference	**8,925**	**8,182**	**(3,556)**	**2,333**
Effect of forward transactions and special commitments	**(16,063)**	**4,354**	**4,636**	**3,629**
Exposure to changes in interest rates within the segment	**(7,138)**	**12,536**	**1,080**	**5,962**
Accumulated exposure within the segment	**(7,138)**	**5,398**	**6,478**	**12,440**

General Notes:

(1) Full details regarding the exposure to changes in interest rates in each segment, according to balance sheet items, are available upon request.

(2) The maturity distribution presented above represents the present value of future flows, computed at the internal yield rate for each balance sheet item. Such future flows include interest which will accrue until the earlier of the repayment date or the date of change in the interest rate.

(3) The influence of hedge transactions is included in total assets or total liabilities.

* The figures in the "With no repayment period" column are the figures as stated in the balance sheet.

** Israeli operations, including Israeli currency linked to foreign currency, and integrated foreign branches.

*** Including shares presented in the "with no repayment period" column.

								December 31, 2004	
From 3 to 5 years	From 5 to 10 years	From 10 to 20 years	Over 20 years	With no repayment period*	Total	Internal yield rate	Average life	Internal yield rate	Average life
		(in million of NIS)				%	in years	%	in years
2,982	1,067	115	445	268	110,838	4.16	0.43	2.98	0.80
3,586	2,993	5,132	9	511	109,127	3.16	1.43	2.05	1.44
(604)	(1,926)	(5,017)	436	(243)	1,711	1.00	1.00	0.93	(0.64)
(2,389)	1,672	6,239	(3)	-	(1,487)				
(2,993)	(254)	1,222	433	(243)	224				
(934)	(1,188)	(34)	467	224					
				6,406	6,406				
				957	957				
				5,449	5,449				
				326	326				
				5,775	5,775				
				-	5,775				
15,841	13,279	3,232	526	9,352	273,265	-	1.08	-	1.23
10,889	16,311	11,586	70	2,433	256,440	-	1.42	-	1.47
4,952	(3,032)	(8,354)	456	6,919	16,825	-	(0.34)	-	(0.24)
(3,223)	1,551	4,792	(2)	326	-				
1,729	(1,481)	(3,562)	454	7,245	16,825				
14,169	12,688	9,126	9,580	16,825					

Credit Risk by Economic Sectors – Consolidated

(in millions of NIS)

Appendix 5

1. In respect of borrowers in Israel

	2005				
	Credit risk in balance sheet(1)	Off-balance sheet credit risk(2)	Total credit risk to the public	Annual specific provision for doubtful debts	Problematic debt balances(1)(3)
Agriculture	**1,347**	**334**	**1,681**	**28**	**354**
Industry	**22,493**	**13,127**	**35,620**	**238**	**6,235**
Construction and real estate	**29,264**	**12,133**	**41,397**	**605**	**6,187**
Electricity and water	**1,424**	**912**	**2,336**	**-**	**9**
Commerce	**13,486**	**4,973**	**18,459**	**58**	**712**
Restaurants and hotels	**4,319**	**565**	**4,884**	**22**	**1,870**
Transportation and storage	**6,853**	**1,408**	**8,261**	**3**	**94**
Communications and computer services	**4,853**	**1,950**	**6,803**	**67**	**629**
Financial services	**17,120**	**10,039**	**27,159**	**(7)**	**1,071**
Other business services	**8,999**	**2,447**	**11,446**	**87**	**723**
Public and community services	**6,817**	**1,218**	**8,035**	**44**	**602**
Households - credit for housing	**27,160**	**346**	**27,506**	**48**	**911**
Households - other	**23,485**	**48,362**	**71,847**	**118**	**1,272**
Total	**167,620**	**97,814**	**265,434**	**1,311**	**20,669**
Credit risk included within the various economic sectors:					
Settlement movements(4)	**5,045**	**750**	**5,795**	**5**	**1,603**
Local authorities(5)	**4,319**	**267**	**4,586**	**-**	**128**

(1) Credit to the public, investment in public's debt securities and assets deriving from derivative instruments executed against the public amounted to NIS 163,862 million, NIS 1,513 million and NIS 2,245 million, respectively (2004: NIS 156,609 million, NIS 1,117 million and NIS 1,198 million, respectively).
(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.
(3) Problematic debt balances (including off-balance sheet credit components) net of credit covered with collateral allowed for deduction for the purposes of per borrower and group of borrowers credit limitations.
(4) Kibbutzim and Moshavim, regional and national organizations and entities controlled by settlement movements.
(5) Including entities under their control.

Credit risk and problematic debt balances are presented net of specific provision for doubtful debts.

Credit Risk by Economic Sectors – Consolidated (in millions of NIS)
Appendix 5 (continued)

1. In respect of borrowers in Israel (continued)

	2004				
	Credit risk in balance sheet*(1)	Off-balance sheet credit risk*(2)	Total credit risk to the public	Annual specific provision for doubtful debts	Problematic debt balances(1)(3)
Agriculture	1,249	363	1,612	29	361
Industry	22,972	11,361	34,333	439	7,111
Construction and real estate	29,342	8,004	37,346	728	5,970
Electricity and water	1,440	298	1,738	1	9
Commerce	12,465	3,069	15,534	109	940
Restaurants and hotels	4,522	467	4,989	37	2,043
Transportation and storage	6,788	1,224	8,012	11	110
Communications and computer services	4,010	1,823	5,833	(179)	830
Financial services	14,822	6,622	21,444	64	1,707
Other business services	8,834	2,202	11,036	115	792
Public and community services	6,954	1,062	8,016	99	612
Households - credit for housing	25,745	260	26,005	63	1,081
Households - other	19,781	44,914	64,695	203	1,348
Total	158,924	81,669	240,593	1,719	22,914
Credit risk included within the various economic sectors:					
Settlement movements(4)	5,378	710	6,088	83	2,085
Local authorities(5)	4,338	233	4,571	-	161

* Reclassified.

(1) Credit to the public, investment in public's debt securities and assets deriving from derivative instruments executed against the public amounted to NIS 163,862 million, NIS 1,513 million and NIS 2,245 million, respectively (2004: NIS 156,609 million, NIS 1,117 million and NIS 1,198 million, respectively).
(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.
(3) Problematic debt balances (including off-balance sheet credit components) net of credit covered with collateral allowed for deduction for the purposes of per borrower and group of borrowers credit limitations.
(4) Kibbutzim and Moshavim, regional and national organizations and entities controlled by settlement movements.
(5) Including entities under their control.

Credit risk and problematic debt balances are presented net of specific provision for doubtful debts.

Credit Risk by Economic Sectors – Consolidated (in millions of NIS)

2. In respect of borrowers abroad

	2005				
	Credit risk in balance sheet(1)	Off-balance sheet credit risk(2)	Total credit risk to the public	Annual specific provision for doubtful debts	Problematic debt balances(3)
Agriculture	**94**	**16**	**110**	**-**	**-**
Industry	**4,033**	**5,578**	**9,611**	**-**	**95**
Construction and real estate	**3,388**	**615**	**4,003**	**-**	**5**
Electricity and water	**1,383**	**1,999**	**3,382**	**26**	**147**
Commerce	**856**	**1,075**	**1,931**	**-**	**-**
Restaurants and hotels	**1,372**	**297**	**1,669**	**-**	**-**
Transportation and storage	**424**	**825**	**1,249**	**(33)**	**116**
Communications and computer services	**349**	**291**	**640**	**-**	**-**
Financial services	**17,089**	**13,551**	**30,640**	**22**	**172**
Other business services	**583**	**247**	**830**	**-**	**-**
Public and community services	**612**	**1,710**	**2,322**	**(6)**	**-**
Households	**4,242**	**1,931**	**6,173**	**(5)**	**-**
Total	**34,425**	**28,135**	**62,560**	**4**	**535**

(1) Credit to the public, investment in public's debt securities and assets deriving from derivative instruments executed against the public amounted to NIS 22,443 million, NIS 11,287 million and NIS 695 million, respectively (2004: NIS 27,051 million, NIS 15,494 million and NIS 443 million, respectively).
(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.
(3) Problematic debt balances (including off-balance sheet credit components) net of credit covered with collateral allowed for deduction for the purposes of per borrower and group of borrowers credit limitations.

Credit risk and problematic debt balances are presented net of specific provisions for doubtful debts.

(in millions of NIS)

2. In respect of borrowers abroad (continued)

	2004				
	Credit risk in balance sheet(1)	Off-balance sheet credit risk(2)	Total credit risk to the public	Annual specific provision for doubtful debts	Problematic debt balances(3)
Agriculture	110	41	151	-	-
Industry	*3,931	3,349	7,280	14	137
Construction and real estate	3,206	713	3,919	-	5
Electricity and water	1,717	1,541	3,258	2	356
Commerce	1,662	1,238	2,900	15	-
Restaurants and hotels	1,298	400	1,698	-	-
Transportation and storage	1,543	1,020	2,563	3	293
Communications and computer services	470	409	879	-	-
Financial services	20,971	7,476	28,447	13	100
Other business services	1,137	635	1,772	-	-
Public and community services	973	1,354	2,327	-	-
Households - credit for housing	48	3	51	-	-
Households	5,922	1,687	7,609	-	-
Total	*42,988	19,866	62,854	47	891

* Reclassified.

(1) Credit to the public, investment in public's debt securities and assets deriving from derivative instruments executed against the public amounted to NIS 22,443 million, NIS 11,287 million and NIS 695 million, respectively (2004: NIS 27,051 million, NIS 15,494 million and NIS 443 million, respectively).
(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.
(3) Problematic debt balances (including off-balance sheet credit components) net of credit covered with collateral allowed for deduction for the purposes of per borrower and group of borrowers credit limitations.

Credit risk and problematic debt balances are presented net of specific provisions for doubtful debts.

Credit Risk by Economic Sectors – Consolidated (in millions of NIS)

3. Total in respect of borrowers activity in Israel and abroad

	2005				
	Credit risk in balance sheet(1)	Off-balance sheet credit risk(2)	Total credit risk to the public	Annual specific provision for doubtful debts	Problematic debt balances(1)(3)
Agriculture	**1,441**	**350**	**1,791**	**28**	**354**
Industry	**26,526**	**18,705**	**45,231**	**238**	**6,330**
Construction and real estate	**32,652**	**12,748**	**45,400**	**605**	**6,192**
Electricity and water	**2,807**	**2,911**	**5,718**	**26**	**156**
Commerce	**14,342**	**6,048**	**20,390**	**58**	**712**
Restaurants and hotels	**5,691**	**862**	**6,553**	**22**	**1,870**
Transportation and storage	**7,277**	**2,233**	**9,510**	**(30)**	**210**
Communications and computer services	**5,202**	**2,241**	**7,443**	**67**	**629**
Financial services	**34,209**	**23,590**	**57,799**	**15**	**1,243**
Other business services	**9,582**	**2,694**	**12,276**	**87**	**723**
Public and community services	**7,429**	**2,928**	**10,357**	**38**	**602**
Households - credit for housing	**27,160**	**346**	**27,506**	**48**	**911**
Households - other	**27,727**	**50,293**	**78,020**	**113**	**1,272**
Total	**202,045**	**125,949**	**327,994**	**1,315**	**21,204**
Credit risk included within the various economic sectors:					
Settlement movements(4)	**5,045**	**750**	**5,795**	**5**	**1,603**
Local authorities(5)	**4,319**	**267**	**4,586**	**-**	**128**

(1) Credit to the public, investment in public's debt securities and assets deriving from derivative instruments executed against the public amounted to NIS 186,305 million, NIS 12,800 million and NIS 2,940 million, respectively (2004: NIS 183,660 million, NIS 16,611 million and NIS 1,641 million, respectively).
(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.
(3) Problematic debt balances (including off-balance sheet credit components) net of credit covered with collateral allowed for deduction for the purposes of per borrower and group of borrowers credit limitations.
(4) Kibbutzim and Moshavim, regional and national organizations and entities controlled by the settlement movements.
(5) Including entities under their control.

Credit risk and problematic balances are presented net of specific provision for doubtful debts.

Credit Risk by Economic Sectors – Consolidated (in millions of NIS)

3. Total in respect of borrowers activity in Israel and abroad (continued)

	2004				
	Credit risk in balance sheet[1]	Off-balance sheet credit risk[2]	Total credit risk to the public	Annual specific provision for doubtful debts	Problematic debt balances[1][3]
Agriculture	1,359	404	1,763	29	361
Industry	26,903	14,710	41,613	453	7,248
Construction and real estate	32,548	8,717	41,265	728	5,975
Electricity and water	3,157	1,839	4,996	3	365
Commerce	14,127	4,307	18,434	124	940
Restaurants and hotels	5,820	867	6,687	37	2,043
Transportation and storage	8,331	2,244	10,575	14	403
Communications and computer services	4,480	2,232	6,712	(179)	830
Financial services	35,793	14,098	49,891	77	1,807
Other business services	9,971	2,837	12,808	115	792
Public and community services	7,927	2,416	10,343	99	612
Households - credit for housing	25,793	263	26,056	63	1,081
Households - other	25,703	46,601	72,304	203	1,348
Total	201,912	101,535	303,447	1,766	23,805
Credit risk included within the various economic sectors:					
Settlement movements[4]	5,378	710	6,088	83	2,085
Local authorities[5]	4,338	233	4,571	-	*161

* Reclassified.

(1) Credit to the public, investment in public's debt securities and assets deriving from derivative instruments executed against the public amounted to NIS 186,305 million, NIS 12,800 million and NIS 2,940 million, respectively (2004: NIS 183,660 million, NIS 16,611 million and NIS 1,641 million, respectively).
(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.
(3) Problematic debt balances (including off-balance sheet credit components) net of credit covered with collateral allowed for deduction for the purposes of per borrower and group of borrowers credit limitations.
(4) Kibbutzim and Moshavim, regional and national organizations and entities controlled by the settlement movements.
(5) Including entities under their control.

Credit risk and problematic balances are presented net of specific provision for doubtful debts.

Classification of Credit Balances to Less Developed Countries (LDC) – Consolidated
Appendix 6

(in millions of NIS)

	December 31					
	2005			2004		
	Credit[(1)]	Off-balance sheet credit[(2)]	Total	Credit[(1)]	Off-balance sheet credit[(2)]	Total
Asia	**7**	**-**	**7**	42	-	42
Eastern Europe	**223**	**2**	**225**	106	-	106
Africa	**86**	**27**	**113**	-	-	-
South America	**25**	**74**	**99**	190	68	258
Total	**341**	**103**	**444**	338	68	406

(1) Net of specific provision for doubtful debts.
(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.

Multi-Quarter Data - Consolidated Balance Sheets (in millions of NIS)
For the years 2004-2005
Appendix 7

	For the year 2005				For the year 2004			
	Quarter 4	Quarter 3	Quarter 2	Quarter 1	Quarter 4	Quarter 3	Quarter 2	Quarter 1
Assets								
Cash on hand and deposits								
with banks	**41,062**	**36,128**	**37,788**	**37,195**	31,041	31,331	29,733	28,187
Securities	**33,813**	***31,843**	***27,532**	***25,861**	*36,001	*35,367	*34,554	*31,633
Credit to the public	**185,133**	***180,101**	***179,410**	***176,301**	*182,470	*182,279	*184,096	*183,997
Credit to governments	**1,193**	**1,339**	**1,487**	**1,553**	1,761	2,081	2,338	2,668
Investments in equity-basis								
investees	**662**	**628**	**807**	**788**	789	756	756	785
Buildings and equipment	**3,729**	**3,590**	**3,590**	**3,606**	3,642	3,497	3,499	3,531
Other assets	**7,673**	**6,808**	**6,788**	**5,342**	6,338	5,418	6,114	7,107
Total assets	**273,265**	**260,437**	**257,402**	**250,646**	262,042	260,729	261,090	257,908
Liabilities and								
shareholders' equity								
Deposits from the public	**213,892**	**202,790**	**198,954**	**194,372**	206,666	205,365	205,492	202,528
Deposits from banks	**6,424**	**6,310**	**7,850**	**6,193**	7,301	8,070	8,719	7,849
Deposits from the								
Government	**3,363**	**3,137**	**3,115**	**3,941**	4,045	4,382	4,310	4,386
Debentures and								
subordinated notes	**21,361**	**20,681**	**20,892**	**20,586**	18,251	18,489	18,504	18,260
Other liabilities	**11,400**	**10,493**	**10,075**	**9,129**	9,510	8,301	8,538	9,512
Total liabilities	**256,440**	**243,411**	**240,886**	**234,221**	245,773	244,607	245,563	242,535
Minority interests	**547**	**555**	**540**	**525**	1,103	1,138	801	789
Shareholders' equity	**16,278**	**16,471**	**15,976**	**15,900**	15,166	14,984	14,726	14,584
Total liabilities and								
shareholders' equity	**273,265**	**260,437**	**257,402**	**250,646**	262,042	260,729	261,090	257,908

* Reclassified.

Multi-Quarter Data – Consolidated Statements of Profit and Loss

For the years 2004-2005

Appendix 8

Profit from financing activities before provision for doubtful debts
Provision for doubtful debts
Profit from financing activities after provision for doubtful debts
Operating and other income
Operating commissions
Profit from investments in shares, net
Other income
Total operating and other income
Operating and other expenses
Salaries and related expenses
Maintenance and depreciation of buildings and equipment
Other expenses
Total operating and other expenses
Operating profit before taxes
Provision for taxes on operating profit
Operating profit after taxes
The share in net, after-tax operating profits of equity-basis investees
Minority interests in net after-tax operating losses (profits) of subsidiary companies
Net operating profit
Net profit (loss) from extraordinary transactions, after taxes
Net profit
Net profit (loss) per Share (in NIS) **Per NIS 1 of the par value of the share capital:**
Net operating profit
Net profit (loss) from extraordinary transactions
Total

* Reclassified.

(in millions of NIS)

	For the year 2005				For the year 2004			
	Quarter 4	Quarter 3	Quarter 2	Quarter 1	Quarter 4	Quarter 3	Quarter 2	Quarter 1
	1,977	**1,999**	**1,838**	**1,795**	1,739	1,739	1,866	1,727
	252	**222**	**333**	**461**	511	369	476	412
	1,725	**1,777**	**1,505**	**1,334**	1,228	1,370	1,390	1,315
	930	***922**	***850**	***837**	*813	*805	*801	*798
	22	**20**	**25**	**5**	36	13	42	18
	236	***281**	***247**	***216**	*275	*212	*196	*206
	1,188	**1,223**	**1,122**	**1,058**	1,124	1,030	1,039	1,022
	1,055	**1,034**	**969**	**1,010**	881	915	920	1,026
	308	**299**	**297**	**281**	274	288	282	264
	484	**419**	**441**	**394**	409	373	375	371
	1,847	**1,752**	**1,707**	**1,685**	1,564	1,576	1,577	1,661
	1,066	**1,248**	**920**	**707**	788	824	852	676
	450	**543**	**339**	**318**	308	415	339	299
	616	**705**	**581**	**389**	480	409	513	377
	22	**32**	**24**	**28**	37	21	24	19
	(15)	**(17)**	**(16)**	**(31)**	7	(21)	(26)	(12)
	623	**720**	**589**	**386**	524	409	511	384
	(3)	**41**	**12**	**540**	(54)	181	23	129
	620	**761**	**601**	**926**	470	590	534	513
	0.49	**0.57**	**0.47**	**0.31**	0.40	0.33	0.41	0.31
	-	**0.03**	**0.01**	**0.43**	(0.04)	0.14	0.02	0.10
	0.49	**0.60**	**0.48**	**0.74**	0.36	0.47	0.43	0.41

Certification

I, Zvi Ziv, declare that:

1. I have reviewed the annual report of Bank Hapoalim B.M. (hereinafter: the "Bank") for 2005 (hereinafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the financial statements and other financial information included in the Report correctly reflect the financial condition, results of operations, and changes in shareholders' equity and cash flows of the Bank, in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures for the required disclosure in the Bank's Report; furthermore:
   - A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular, during the preparation of the Report; and
   - B. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure, as at the end of the period covered in the Report, based on our assessment; and
   - C. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during the fourth quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditing accountant, to the Board of Directors, and to the Audit Committee of the Board of Directors at the Bank, based on our most current assessment of the internal control of financial reporting:
   - A. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, and report financial information; and
   - B. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Zvi Ziv
President & Chief Executive Officer

Tel Aviv, March 27, 2006.

Certification

I, Isaac Behar, declare that:

1. I have reviewed the annual report of Bank Hapoalim B.M. (hereinafter: the "Bank") for 2005 (hereinafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the financial statements and other financial information included in the Report correctly reflect the financial condition, results of operations, and changes in shareholders' equity and cash flows of the Bank, in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures for the required disclosure in the Bank's Report; furthermore:
   - A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular, during the preparation of the Report; and
   - B. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure, as at the end of the period covered in the Report, based on our assessment; and
   - C. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during the fourth quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditing accountant, to the Board of Directors, and to the Audit Committee of the Board of Directors at the Bank, based on our most current assessment of the internal control of financial reporting:
   - A. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, and report financial information; and
   - B. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Isaac Behar
Deputy Chief Executive Officer
Chief Accounting Officer - Head of Comptrolling

Tel Aviv, March 27, 2006.

Board of Directors' and Board of Management's Report on their Responsibility for the Annual Report

The annual report was prepared by the Board of Management of the Bank which is responsible for its fairness. This report includes financial statements prepared in accordance with generally accepted accounting principles, and the reporting principles prescribed by the instructions and guidelines of the Supervisor of Banks, additional information prepared in conformity therewith as well as other information.

The preparation of periodic financial statements also necessitates the preparation of estimates for the purpose of determining certain values and items contained in the reports. These estimates were made by Management, to the best of its judgment.

To ensure the fairness of the Bank's financial reporting, the Management of the Bank maintains a comprehensive system of internal control, designed to ensure that all bank transactions are carried out on the basis of proper authorization, that the Bank's assets are protected, their integrity assured, and that the accounting records form a reliable basis for the preparation of the financial statements. The internal control system is, of its nature, limited in that it cannot give absolute assurance, but only reasonable assurance as to its ability to disclose and prevent errors and irregularities. The principle of reasonable assurance is based on the awareness that the decision regarding the amount of resources to be invested in the implementation of control procedures must, as a matter of course, take into account the benefits to be derived from the implementation of such procedures.

The Bank's Board of Directors, which is responsible for preparing and approving the financial statements, determines the accounting policy and supervises its implementation in accordance with Section 92 of the Companies Law. It also determines the structure of the internal control system, and supervises its operation.

The Chief Executive Officer is responsible for the day-to-day management of the Bank's affairs, within the framework of the policy defined by the Board of Directors and subject to its guidelines. The Management of the Bank acts in accordance with the policy prescribed by the Board of Directors. The Board of Directors, through its committees, meets regularly with the Management of the Bank, the internal auditor and the Bank's external auditors for the purpose of reviewing the scope and results of their work.

The Bank's auditors, Ziv Haft, Certified Public Accountants (Isr.), and Somekh Chaikin, Certified Public Accountants (Isr.), have audited the Bank's annual financial statements in accordance with generally accepted auditing standards including standards prescribed by the Auditors Regulations (Manner of Auditors' Performance), 1973, and certain auditing standards published by the American Institute of Certified Public Accountants and which application was enforced by the Supervisor of Banks. The purpose of the audit is to enable the auditors to express their opinion as to the extent these financial statements reflect, in accordance with generally accepted principles and the reporting principles provided in the guidelines and instructions of the Supervisor of Banks, the Bank's financial position, the results of its operations, the changes in its shareholders' equity and its cash flows. In accordance with Section 170 of the Companies Law, the auditors are responsible to the Bank and to its shareholders for what is said in their opinion on the financial statements. The auditors' opinion is enclosed together with the annual financial statements.

Furthermore, the information contained in the Board of Directors' report and the management's review (hereinafter - "the accompanying information") was given to the external auditors for their perusal so that they might indicate whether there is any material inconsistency between the information contained in the financial statements and the accompanying information or whether the accompanying information contains information which is materially inconsistent with evidence or other information which has come to the knowledge of the external auditors in the course of their audit. No such indication has been received from the external auditors. For such purpose, the external auditors did not adopt any further auditing procedures other than those which they were obliged to adopt for the purpose of auditing the financial statements.

Shlomo Nehama	**Zvi Ziv**	**Isaac Behar**
Chairman of the Board of Directors	President & Chief Executive Officer	Senior Deputy Managing Director Chief Financial Officer

Tel Aviv, March 27, 2006.

Financial Statements 2005





Consolidated Financial Statements as at December 31, 2005

Auditors' Report	**212**
Consolidated Balance Sheets	**214**
Consolidated Statements of Profit and Loss	**215**
Statement of Shareholders' Equity	**216**
Consolidated Statements of Cash Flows	**218**
Notes to the Consolidated Financial Statements	**222**

Somekh Chaikin

ZIV HAFT

Auditors' Report to the Shareholders of Bank Hapoalim B.M.

We have audited the accompanying consolidated financial statements of Bank Hapoalim B.M. (hereinafter: "the Bank") and its subsidiaries: Balance Sheets as at December 31, 2005 and 2004 and the related statements of profit and loss, shareholders' equity and cash flows, for each of the three years, the last of which ended December 31, 2005. These financial statements are at the responsibility of the Bank's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Generally Accepted Auditing Standards, including standards prescribed by the Auditors Regulations (Manner of Auditor's Performance) 1973, and auditing standards which application in auditing banking corporates was enforced by the Supervisor of Banks. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by the Management of the Bank, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank as at December 31, 2005 and 2004 and the results of operations, changes in shareholders' equity and the cash flows for each of the three years, the last of which ended December 31, 2005, in conformity with Generally Accepted Accounting Principles. Furthermore, in our opinion, these statements have been prepared in accordance with the directives and guidelines of the Supervisor of Banks.

As explained in Note 2, the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board. The financial statements for dates and reporting periods that ended up to December 31, 2003 are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel and the guidelines and instructions of the Supervisor of banks.

Without qualifying our opinion, we draw attention to Note 31, regarding Capital Market Reform. The aforesaid note states, inter alia, that even, after the signing of the agreement for the sale of the rights related to the management of PKN funds, it is still possible that the implementation of the directives of the aforesaid legislation and the Bank's divestment from ownership of the Provident and mutual fund management companies may have an adverse impact on its business results. However, at this stage it is not possible to establish a reasonable estimate of the extent of the impact, due to the considerable uncertainty as details in this note.

Somekh Chaikin

Certified Public Accountants (Isr.)

Ziv Haft

Certified Public Accountants (Isr.)

Tel-Aviv, March 27, 2006

Consolidated Balance Sheets
as at December 31, 2005

(in millions of NIS)

	Note	December 31 2005	2004
Assets			
Cash on hand and deposits with banks	3	**41,062**	31,041
Securities	4	**33,813**	*36,001
Credit to the public	5	**185,133**	*182,470
Credit to governments	6	**1,193**	1,761
Investments in equity-basis investees	7	**662**	789
Buildings and equipment	8	**3,729**	3,642
Other assets	9	**7,673**	6,338
Total assets		**273,265**	262,042
Liabilities and Shareholders' Equity			
Deposits from the public	10	**213,892**	206,666
Deposits from banks	11	**6,424**	7,301
Deposits from the Government		**3,363**	4,045
Debentures and subordinated notes	12	**21,361**	18,251
Other liabilities	13	**11,400**	9,510
Total liabilities		**256,440**	245,773
Minority interests		**547**	1,103
Shareholders' equity	14	**16,278**	15,166
Total liabilities and shareholders' equity		**273,265**	262,042

* Reclassified.

The accompanying notes are an integral part of the financial statements.

Shlomo Nehama	**Zvi Ziv**	**Isaac Behar**
Chairman of the Board of Directors	President & Chief Executive Officer	Senior Deputy Managing Director Chief Financial Officer

Tel-Aviv, March 27, 2006

Consolidated Statements of Profit and Loss
for the year ended December 31, 2005

(in millions of NIS)

	Note	2005	2004	2003
		Reported amounts**		
Profit from financing activities before				
provision for doubtful debts	22	**7,609**	7,071	6,715
Provision for doubtful debts	5D	**1,268**	1,768	2,359
Profit from financing activities after provision for				
doubtful debts		**6,341**	5,303	4,356
Operating and other income				
Operating commissions	23	**3,539**	*3,217	2,929
Profits from investments in shares, net	24	**72**	109	3
Other income	25	**980**	*889	733
Total operating and other income		**4,591**	4,215	3,665
Operating and other expenses				
Salaries and related expenses	26	**4,068**	3,742	3,526
Maintenance and depreciation of buildings and equipment		**1,185**	1,108	1,091
Other expenses	27	**1,738**	1,528	1,342
Total operating and other expenses		**6,991**	6,378	5,959
Operating profit before taxes in reported amounts		**3,941**	3,140	2,062
Erosions and adjustments****		**-**	-	128
Operating profit before taxes		**3,941**	3,140	***2,190
Provision for taxes on operating profit	28	**1,650**	1,361	***861
Operating profit after taxes		**2,291**	1,779	***1,329
The share in net, after-tax operating profits				
of equity-basis investees	7B	**106**	101	***63
Minority interests in net, after-tax operating				
profits of subsidiary companies		**(79)**	(52)	***(48)
Net operating profit		**2,318**	1,828	***1,344
Net profit from extraordinary transactions, after taxes	29	**590**	279	***38
Cumulative effect of change in accounting method	2S	**-**	-	***(25)
Net profit		**2,908**	2,107	***1,357
Net profit per share (in NIS) **Per NIS 1 of the par value of the share capital**	2O	Reported amounts**		Adjusted amounts***
Net operating profit		**1.84**	1.45	1.08
Profit from extraordinary transactions		**0.47**	0.22	0.03
Profit for share before cumulative effect		**2.31**	1.67	1.11
Cumulative effect of change in accounting method		**-**	-	(0.02)
Total		**2.31**	1.67	1.09

* Reclassified.

** For the years 2005-2004 - Cessation of the adjustment for the effect of the inflation based on December 2003 CPI. For the year 2003 - Cessation of the adjustment for the effect of the inflation based on December 2002 CPI.

*** Amounts adjusted for the effect of inflation based on December 2003 CPI.

**** Erosions and adjustments for inflation effects according to the December 2003 CPI of income and expenses included in operating profit before taxes, in reported amounts.

The accompanying notes are an integral part of the financial statements.

Statement of Shareholders' Equity
for the Year Ended December 31, 2005

Balance as at January 1, 2003
Net profit for 2003
Adjustments in respect of presentation of securities available for sale at fair value
Related tax effect
Paid dividend
Dividend that was declared after the balance sheet date
Benefit inherent in the allotment of share options to employees
Expired options
Other adjustments in respect of equity-basis investees
Balance as at January 1, 2004
Net profit for 2004
Exercise of share options
Adjustments in respect of presentation of securities available for sale at fair value
Related tax effect
Paid dividend
Dividend that was declared after the balance sheet date
Benefit inherent in the allotment of share options to employees
Translation adjustment relating to equity basis investees**
Balance as at January 1, 2005
Net profit for 2005
Exercise of share options
Adjustments in respect of presentation of securities available for sale at fair value
Related tax effect
Paid dividend
Dividend that was declared in current year and not yet paid
Dividend that was declared after the balance sheet date
Benefit inherent in the allotment of share options to employees
Translation adjustment relating to equity basis investees**
Other adjustments relating to equity basis investees
Balance as at December 31, 2005

* For the years 2005-2004 - Cessation of the adjustment for the effect of the inflation based on December 2003 CPI.
For the year 2003 - Amounts adjusted for the effect of the inflation based on December 2003.

** Adjustments from translation of financial statements of autonomous units.

*** Including an amount of NIS 2,786 million which cannot be distributed as dividend.

The accompanying notes are an integral part of the financial statements.

Reported amounts*
(in millions of NIS)

Share capital and premium	Other capital reserves	Total share capital and capital reserves	Cumulative other comprehensive income: Adjustments in respect of presentation of securities available for sale at fair value	Cumulative other comprehensive income: Translation adjustments**	Retained earnings	Dividend that was declared after the balance sheet date	Total shareholders' equity
7,123	31	7,154	(150)	-	6,061		13,065
					1,357		1,357
			574				574
			(265)				(265)
					(474)		(474)
					(213)	213	-
	4	4					4
7	(7)						-
	(5)	(5)			-		(5)
7,130	23	7,153	159	-	6,731	213	14,256
					2,107		2,107
73	(13)	60					60
			(91)				(91)
			38				38
					(1,002)	(213)	(1,215)
					(339)	339	-
	12	12					12
				(1)			(1)
7,203	**22**	**7,225**	**106**	**(1)**	**7,497**	**339**	**15,166**
					2,908		**2,908**
35	**(2)**	**33**					**33**
			273				**273**
			(115)				**(115)**
					(1,309)	**(339)**	**(1,648)**
					(365)		**(365)**
					(139)	**139**	**-**
	22	**22**					**22**
				3			**3**
	1	**1**			**-**		**1**
7,238	**43**	**7,281**	**264**	**2**	*****8,592**	**139**	**16,278**

Consolidated Statements of Cash Flows
for the Year Ended December 31, 2005

(in millions of NIS)

	2005	2004	2003
	Reported amounts**		Adjusted amounts***
Cash flows from by operating activities			
Net profit for the year	**2,908**	2,107	1,357
Adjustments to reconcile net profit to net cash generated by operating activities:			
The bank's share of equity-basis investees including received dividend	**1**	(69)	(19)
Minority interests in net after-tax operating profits (losses) of subsidiary companies	**79**	52	48
Depreciation	**506**	467	(1)448
Other amortizations, net	**38**	(14)	(2)14
Provision for doubtful debts	**1,268**	1,768	(3)2,346
Loss (gain) from sale and adjustments of securities available for sale and held to maturity	**113**	(2)	(4)(604)
Realized and unrealized profit from adjustments to fair value of debentures held for trading	**(3)**	(50)	(5)(208)
Profit from sale, decrease in value and change in holding rates in equity-basis investees	**(931)**	(340)	(48)
Loss (gain) from sale of buildings and equipment	**(3)**	(2)	13
Provision for anticipated loss in respect of buildings designated for sale	**14**	-	(12)
Deferred taxes, net	**34**	45	277
Net cash from operating activities	**4,024**	3,962	3,612

* Reclassified.
** Cessation of the adjustment for the effect of the inflation based on December 2003 CPI.
*** Amounts adjusted for the effect of inflation based on December 2003 CPI.

(1) The amount allocated to the statement of profit and loss in reported amounts is NIS 457 million.
(2) The amount allocated to the statement of profit and loss in reported amounts is NIS 14 million.
(3) The amount allocated to the statement of profit and loss in reported amounts is NIS 2,359 million.
(4) The amount allocated to the statement of profit and loss in reported amounts is NIS (184) million.
(5) The amount allocated to the statement of profit and loss in reported amounts is NIS (210) million.

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows for the Year Ended December 31, 2005 (continued)

(in millions of NIS)

	2005	2004	2003
	Reported amounts*		Adjusted amounts**
Cash flows used in activities in assets			
Deposits with banks, net	**(1,043)**	421	1,134
Acquisition of debentures held to maturity	**(344)**	(1,600)	(484)
Proceeds from sale and redemption of debentures held to maturity	**47**	443	457
Acquisition of securities available for sale	**(18,231)**	(16,562)	(16,199)
Proceeds from sale of securities available for sale	**10,001**	12,799	13,228
Securities held for trading, net	**(309)**	*(2,107)	2,021
Credit to the public, net	**(6,302)**	*83	1,818
Credit to governments, net	**568**	1,155	1,573
Acquisition of shares in investee companies	**(12)**	(25)	(74)
Decrease in cash, net, in respect of subsidiaries consolidated for the first time (Addendum A)	**76**	-	(44)
Proceeds from sale of investment in subsidiary	**-**	192	-
Inccrease in cash, net, in respect of companies removed from consolidation (Addendum B)	**1,410**	-	-
Proceeds from sale of investments in equity basis investees	**207**	111	87
Acquisition of buildings and equipment	**(668)**	(582)	(444)
Proceeds from sale of buildings and equipment	**15**	29	5
Other assets, net	**(1,520)**	1,275	(1,391)
Net cash from activities in assets (to activities in assets)	**(16,105)**	(4,368)	1,687
Cash flows from activities in liabilities and capital			
Deposits from the public, net	**18,203**	2,459	(3,583)
Deposits from banks, net	**333**	(391)	810
Deposits from the Government, net	**(682)**	(834)	(410)
Debentures and subordinated notes, net	**3,110**	486	851
Other liabilities, net	**1,731**	(73)	1,517
Issue of shares	**33**	60	-
Issue of shares to minority shareholders in subsidiaries	**-**	708	-
Dividend paid to the Bank's shareholders	**(1,648)**	(1,215)	(474)
Dividend paid to minority shareholders in subsidiaries	**(21)**	(25)	(23)
Net cash from activities in liabilities and capital (to activities in liabilities and capital)	**21,059**	1,175	(1,312)
Increase in cash	**8,978**	769	3,987
Balance of cash at beginning of year	**27,751**	26,982	22,995
Balance of cash at end of year	**36,729**	27,751	26,982

* Cessation of the adjustment for the effect of the inflation based on December 2003 CPI.
** Amounts adjusted for the effect of inflation based on December 2003 CPI.

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows
for the Year Ended December 31, 2005
(continued)

(in millions of NIS)

Addendum A

	2005	2003
	Reported amounts*	Adjusted amounts**
Decrease in cash in respect of subsidiaries consolidated for the first time		
Assets of the subsidiaries at the time of the initial consolidation		
Deposits with banks for an original period of more than three months	-	56
Securities	**16**	91
Credit to the public	**460**	668
Investments in investees	-	13
Buildings and equipment	**6**	16
Other assets	**23**	289
	505	1,133
Liabilities of the subsidiaries at the time of the initial consolidation		
Deposits from the public	**638**	501
Deposits from banks	**22**	145
Deposits from the Government	-	3
Debentures and subordinated notes	-	11
Other liabilities	**56**	309
	716	969
Minority interests at the time of initial consolidation	-	39
Goodwill	**135**	(69)
Investments in the company as presented	-	12
Total net increase (decrease) in cash in respect of subsidiaries consolidated for the first time	**76**	(44)

* Cessation of the adjustment for the effect of the inflation based on December 2003 CPI.
** Amounts adjusted for the effect of inflation based on December 2003 CPI.

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows
for the Year Ended December 31, 2005
(continued)

(in millions of NIS)

Addendum B

	2005
Decrease in cash in respect of subsidiary that consolidated in the past	
Assets of the subsidiary that consolidated in the past at the cease of consolidation date	
Securities	**10,993**
Credit to the public	**2,927**
Buildings and equipment	**55**
Other assets	**179**
	14,154
Liabilities of the subsidiary that consolidated in the past at the cease of consolidation date	
Deposits from the public	**11,615**
Deposits from banks	**1,232**
Other liabilities	**152**
	12,999
Minority interests at the cease of consolidation date	**606**
Capital gain from realization of a company that consolidated in the past	**861**
Net incease in cash in respect of subsidiary that consolidated in the past	**1,410**

Addendum C

	2005
Transactions not involving cash flows	
Dividend that was declared in the current year and not yet paid	**365**

The accompanying notes are an integral part of the financial statements.

Note 1
General

The Bank is an Israeli corporation. The financial statements were prepared in accordance with the directives of the Supervisor of Banks with regard to the preparation of annual financial statements of a bank and in accordance with the opinions of the Institute of Certified Public Accountants in Israel and in accordance with the accounting standards of the Israeli Accounting Standards Board. Note 33 presents the condensed financial statements of the Bank including the balance sheet, statement of profit and loss and statement of cash flows.

Note 2
Significant Accounting Policies

A. Financial Statements in reported amounts:

(1) General:

In October 2001, the Israeli Accounting Standards Board published Accounting Standard No. 12, with regard to "Cessation of Adjusting Financial Statements for Inflation". In accordance with this Standard, and in accordance with Accounting Standard No. 17, of December 2002, the adjustment of financial statements was ceased as of January 1, 2004. Up until December 31, 2003, the Bank continued to prepare adjusted statements, in accordance with the directives of the Supervisor of Banks, and based on the rules set forth in Opinion Statement No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts appearing in the financial statements as at December 31, 2003, were used as a starting point for financial reporting in reported amounts.

The Bank has implemented the directives of Standard No. 12 and the transitional directives of the Supervisor of Banks in its financial statements as of January 1, 2004.

(2) Definitions:

In these financial statements:

Adjusted amount – nominal historical amount adjusted according to the changes in the general purchasing power of the Israeli currency, in accordance with the directives of the Opinion Statements of the Institute of Certified Public Accountants in Israel.

Reported amount – amount adjusted to the transition date, with the addition of amounts in nominal values added subsequent to the transition date, and subtracting amounts deducted subsequent to the transition date.

Transition date – December 31, 2003.

Adjusted financial reporting – financial reporting in adjusted values, according to the changes in the general purchasing power of the Israeli currency, in accordance with the directives of the Opinion Statements of the Institute of Certified Public Accountants in Israel.

(3) Balance sheet:

(a) Non-monetary items are presented in reported amounts.

(b) Monetary items are presented in the balance sheet at nominal historical values as at the balance sheet date.

The amounts of non-monetary assets do not necessarily represent the realization value or the updated economic value, they represent only the reported amounts of these assets. In the financial statements, "cost" means the cost in reported amount.

(4) Statements of Profit and Loss:

(a) Income and expenses due to non-monetary items or to provisions included in the balance sheet are derived from the difference between the reported amount at the opening balance and the reported amount at the closing balance.

(b) Other components of the statement of profit and loss are presented in nominal values.

(5) Comparison figures:

Comparison figures in the financial statements are presented as follows:

(a) Comparison figures for the year 2003, the statement of changes in shareholders' equity, and the statement of cash flows (including the notes to the financial statements) are presented as adjusted for the December 2003 CPI.

(b) Profit and loss items for 2003:

- Profit and loss items, up to and including the item operating profit before taxes in reported amounts, are presented with the adjustment for the effects of inflation ceased according to the December 2002 CPI.
- Erosions and adjustments for the effect of inflation according to the December 2003 CPI of income and expenses included in operating profit before taxes are presented in the statement of profit and loss as a single amount, in a separate line, preceding operating profit before taxes, and were not allocated to the relevant item.
- Other items of the statement of profit and loss in 2003 are presented as adjusted for the effect of inflation according to the December 2003 CPI.

Note 2
Significant
Accounting Policies
(continued)

B. Principles of consolidation and application of the equity method:

(1) Principles of consolidation:

The consolidated financial statements include the audited financial statements of the Bank and its subsidiary companies which are primarily engaged in banking or finance (excluding provident funds which are held by the Bank or its subsidiaries, since the Bank has no share in their assets and income).

Significant intercompany balances and transactions have been eliminated upon consolidation.

The condensed financial statements of the Bank presented in Note 33, includes the financial statements of property companies wholly owned by the Bank, most of the assets of which are used by the Bank.

(2) Investments in shares of equity-basis investees - included according to the equity method based on their audited financial statements.

The share in the profits or losses of these companies is stated net, after amortization of goodwill.

The Bank examines from time to time whether the value of its investments in equity-basis investees has decreased in permanent manner. This examination is made when signs appear that could be indicative of the possibility that the value of the investments has fallen, including a fall in prices in the stock market, continued losses at an equity-basis investee, the value of the goodwill included in the investment and additional parameters. The amortization necessary for adjusting the value of these investments, as assessed by the management, is based on an examination of the entire range of matters mentioned above and the giving of due consideration to them, is charged to the Statement of Profit and Loss (see also section K below).

(3) Excess of cost over equity value attributed to assets and liabilities is amortized over the useful life of the asset or the liability in the acquired company. Excess of cost over equity that is not attributed to assets or liabilities (goodwill) is amortized over the expected period of economic benefit, according to Management estimation.

C. Translation of financial statements of foreign investees:

(1) All foreign investees under the control of the Bank (including branches) constitute "integrated units" of the Bank. Accordingly, their financial statements are translated into Israeli currency, as follows:

Non-monetary balance sheet items were translated based on exchange rates at the date of the transaction. Monetary balance sheet items were translated at the current exchange rates on the balance sheet date. Differences resulting from the translation of the above financial statements were included in the appropriate items of income from financing activities. Income and expenses of the aforementioned investees (excluding income and expenses related to non-monetary items translated at historic exchange rate by which the related non-monetary items were translated) were translated at the exchange rates at the end of the month in which the transaction was executed, and include exchange rate differences on balance sheet items at the beginning of the month.

(2) The share in the "translation adjustments" of autonomous foreign investees held by equity-basis investees, was recorded directly in the item "translation adjustments" in the statement of changes in shareholders' equity.

D. Linkage and foreign currency:

(1) Linkage:

Assets and liabilities linked to foreign currency are stated with the addition of exchange rate differences based on the representative exchange rates at balance sheets dates. Those linked to the CPI are stated with the addition of linkage differentials (mainly the latest index published prior to balance sheets dates - the index for the month of November).

(2) Foreign currency:

(a) Assets and liabilities in foreign currency are translated at the representative of exchange rate at balance sheets dates.

(b) Income and expenses in foreign currency are stated on the basis of the current representative exchange rates at the transaction date plus exchange rate differences on the assets and liabilities in respect of which the income and expenses were generated.

Note 2
Significant Accounting Policies (continued)

(3) CPI and exchange rate:
Details of the CPI (average 2002 base = 100) and the representative exchange rates main currencies are as follows:

	December 31			Percentage change for the year	
	2005	2004	2003	**2005**	2004
CPI for the month of December (in points)	**103.0**	100.6	99.4	**2.4**	1.2
CPI for the month of November (in points)	**103.2**	100.5	99.6	**2.7**	0.9
Rate of exchange of the U.S. dollar					
(in NIS per 1$)	**4.603**	4.308	4.379	**6.8**	(1.6)
Rate of exchange of the Euro					
(in NIS per 1 Euro)	**5.446**	5.877	5.533	**(7.3)**	6.2
Rate of exchange of the CHF					
(in NIS per 1 CHF)	**3.498**	3.806	3.552	**(8.0)**	7.2

E. Securities:
Securities are classified into three groups:
(1) Debentures held to maturity:
Stated in the balance sheet at their adjusted value, i.e. at their par value, with the addition of interest, linkage or exchange rate differentials, and with the deduction of the proportional part of the discount or with addition of the proportional part of the premium. The accrual of interest, linkage or exchange rate differentials, as well as the amortization of the premium or discount, (according to the interest method), are recorded in the statement of profit and loss. A permanent decline in value is deducted from the balance sheet balance, and reflected in the statement of profit and loss.

(2) Securities available for sale:
Presented in the balance sheet at fair value, apart from shares and options for purchasing of shares, for which no fair value is available, which are presented at cost. Unrealized profits or losses from adjustments to the fair value net of related tax effect, are recorded directly in a separate shareholders' equity item, and are transferred to the statement of profit and loss upon sale or redemption. A permanent decline in value is deducted from the balance sheet balance, and reflected in the statement of profit and loss.

(3) Securities held for trading:
Presented in the balance sheet at fair value. Profits or losses from adjustments to the fair value are recorded to statement of profit and loss.
In calculation of profit from the realization of securities, the cost is computed according to the "first in - first out" (FIFO) method and is revaluated until the sale date.

Securities sold under repurchase agreements:
Securities that were sold under repurchase agreements are treated as a receipt of a secured debt, and presented in the balance sheet in the securities item at the value at which they will be repurchased and included against them is a deposit for which those securities were pledged. The deposit is presented in the deposits from banks or deposits from the public item, according to the type of depositor.
Securities short transactions from customer to customer in which the Bank serves as an intermediary are presented under the "credit to the public" item and the "deposits from the public" item, so long as the securities have not been returned.
Fair value data usually based on market prices.

Note 2
Significant Accounting Policies (continued)

F. Provision for doubtful debts:

(1) The provision for doubtful debts is determined on a specific basis. In addition, a general provision and a supplementary provision are included in accordance with the directives of the Supervisor of Banks.

(2) The specific provision for doubtful debts is made on the basis of Management's estimate of the losses inherent in the credit portfolio, including debts in off-balance sheet items. In its above estimate, Management takes into account, inter alia, the extent of the risk relative to the financial stability of borrowers, based on its information regarding their financial condition, the volume of their business operations and an estimate of the value of the securities received from them.
Interest income in respect of a debt that was declared as doubtful, is not recorded as of the beginning of the quarter when the debt is declared doubtful. Upon collection of the interest, interest income is recorded in the item "other financing income".

(3) The specific provision for housing loans is calculated according to directives of the Supervisor of Banks, taking into account the duration of the arrears, where the percentage of the provision increases as the period of the arrears lengthens.

(4) The specific provision for doubtful debts at consolidated companies abroad was determined as necessary, taking into account the accepted practice in those countries in which the companies operate.

(5) The write-off of bad debts is carried out after examination of each case on its merits.

(6) The supplementary provision for doubtful debts is made based on the quality of the debt portfolio of the customers, in accordance with risk characteristics defined in directives of the Supervisor of Banks. For each risk characteristic a different provision rate was determined.
The supplementary provision for doubtful debts is calculated according to the determined rates for the different criteria.
The general provision is of an amount, in real terms (beginning January 1, 2005, the adjustment to inflation was ceased), that constitutes 1% of the total indebtedness at the responsibility of the Group, as at December 31, 1991.
The general provision, as well as the supplementary provision for doubtful debts, are not recognized as a tax-deductible expense, and according to the directives of the Supervisor of Banks, deferred taxes are not recorded in respect thereof.

G. Sale of loans:
The Bank recognizes sales of loans as sales only when the Bank has no responsibility whatsoever with respect to the loans sold, and the buyer has no right to submit any claim against the Bank. Profit from the sale of loans is spread and allocated to the statement of profit and loss according to the period remaining for repayment of the loans sold, or within three years of the date of sale, whichever is shorter.

H. Customer debt securitization transactions:
The Bank advises on and manages transactions to securitize customers' commercial debts. Transactions of this type involve the use of SPEs (special purpose entities) not owned by the Bank, such that customers' debts are sold to the SPE and the SPE issues bonds backed by cash flows derived from the debts sold. The Bank provides these entities with various services. In order to determine whether it should consolidate each SPE, the Bank implements U.S. accounting standard FIN 46R, under which a certain type of entity is identified wherein financial control is obtained not through voting rights but through varying rights. Under this standard, the body that should consolidate the entity is the body that holds the varying rights that bear a majority of the expected losses of the entity, and/or that gain a majority of the entity's remaining returns.

I. Expenses related to bond issues:
Issuing and discounting expenses related to bond issues are deducted relative to the balances in circulation each year.

J. Buildings and equipment:
These assets are stated at adjusted cost, less adjusted accumulated depreciation, computed by the straight-line method over the estimated useful lives of the assets.
Direct costs for the development of software for internal use that were incurred as of the end of the initial development stage, are capitalized and amortized commencing the operation of the software, over 5 years. Costs in the early stages of the software development project, and maintenance costs, are charged to profit and loss, as incurred.

Note 2
Significant Accounting Policies (continued)

K. Decrease in value of asset:
The Bank applies Accounting Standard No. 15 - "Impairment of Assets" issued by the Israel Accounting Standards Board. This Standard requires a regular review of the need to record a provision for asset impairment against non-monetary assets (such as fixed assets, investments in shares and intangible assets, including goodwill). In accordance with the Standard, the Bank tests if events have occurred or if changes have occurred in the circumstances, indicating the possibility that a decline in value has occurred in one or more of its assets, as noted above. If signs of a decline in value appear, the Bank tests the existence of a decline in value by way of comparing the amount recorded in the financial statements to the recoverable value of the asset, and according to need, records a provision for impairment in value, up to the amount that is recoverable. The recoverable amount of the asset is determined as the higher of the net selling price of the asset and its value in use to the Bank (which is the present value of the estimated future cash flows, expected to be derived from the use of the asset or from its realization). If signs occur of a change for the better in circumstances or in events which brought about an impairment, it is possible to cancel or decrease in the future, the amount of provision for impairment in value, except for goodwill, this in the event that the recoverable value of the asset increased, as a result of a change in the estimates that were used initially in the past.

L. Basis for recognition of income and expenses:
(1) Income and expenses are included on the accrual basis, except for financing income on problematic debts that were classified as non-income bearing and interest on arrears of housing loan recipients, which is recorded in the statement of profit and loss on the basis of actual collection.

(2) Income from early repayment commissions of loans, after deduction of a proportional part relating to the financial capital, are included in the statement of profit and loss at equal annual rates, during the remaining period for repayment of credit or within three years from the date of the early repayment, whichever is shorter.

(3) Supplementary interest, from the Israeli Treasury for the interest margin on loans for home buyers, is recorded in the statement of profit and loss during the period of the loans repayment, on a uniform return basis.

(4) Securities - see E. above.

(5) Provision for doubtful debts - see F. above.

(6) Derivative financial instruments - see S. below.

M. Options to employees:
(1) The value of the benefit derived from allotments of options to employees through the end of 2001, was calculated according to the "naive value" (defined as the difference between the market value of the shares and the present value of the exercise price at the decision date). The value of the benefit was charged to the statement of profit and loss, and concurrently to a capital reserve according to the vesting period.

(2) The value of the benefit derived from allotments of options to employees as of 2002, is calculated according to their fair value, based on the Black and Scholes formula. The value of the benefit is charged to the statement of profit and loss, and concurrently to a capital reserve, according to the vesting period.

(3) With regard to the effect of the expected implementation of Standard 24 as of January 1, 2006, see Section V(2) below.

Note 2
Significant
Accounting Policies
(continued)

N. Taxes on income:

(1) Deferred tax assets arising from timing differences (including loss and inflationary deduction carryforward) and deferred tax liabilities, are recorded on the basis of the expected tax rates according to laws in force on balance sheet date. The realization of the deferred tax assets is contingent on the existence of adequate taxable income in the future. The provisions for deferred taxes include amounts relating to the difference between the net book value of depreciable non monetary assets as presented in the financial statements and the net value for tax purposes.

(2) Profits of certain investee companies may become subject to additional taxes if they are distributed as dividends. In the case of subsidiaries, when it is not likely that profits will be distributed as dividends in the foreseeable future, no provision for taxes is recorded. In the case of profits of equity-basis investees, if an additional tax liability is likely to arise, an appropriate provision is made thereof.

(3) No deferred taxes have been created in respect of realization of investments in investee companies, when there is an intention to hold and not to sell such investments. When there is an intention to sell such investments, deferred taxes have been created.

(4) Deferred taxes assets are recorded in accordance with the management's assessment regarding the probability that the benefit will be realized.

O. Profit per share:

Profit per share is computed for NIS 1 par value of the average outstanding paid up share capital. The par value for the purpose of the calculation was NIS 1,257,470 thousand in 2005 (2004: NIS 1,256,946 thousand, 2003: 1,248,541 thousand). (See V3 below).

P. Statement of cash flows:

Cash flows from asset and liability transactions are presented net, except for changes in non-monetary items and securities. The item "cash" includes cash on hand, deposits with banks and deposits with central banks for an original period of up to three months.

Q. Employee rights:

Appropriate reserves according to law, agreements, customary practice, and management expectations exist in respect of all obligations due to employee-employer relations. Certain obligations are calculated on an actuarial basis.
The severance pay and pension liabilities are mostly covered by amounts funded with provident funds for pension and severance pay. Amounts of liabilities that are not covered as stated above, are provided in the financial statements. See also Note 17.

R. Contingent liabilities:

The financial statements include sufficient provisions for claims, according to the assessment of the Management and based on the opinions of its legal counsels. Note 20 includes details of all claims pending against the Bank Group in which the amount of each claim (or the cumulative amount of several claims on similar matters), as estimated by the claimant, is greater than NIS 300 million (at the date of submission for each claim). The disclosure is in the format set forth in the directives of the Supervisor of Banks, so that the claims submitted against the Bank Group are classified into three risk groups.

1) Probable risk - the probability of some loss in the claim is over 70%, and a provision for the amount at risk was included in the financial statements.

2) Reasonably possible risk - the probability of some loss in the claim is between 20% and 70%. No provision was included in the financial statements in respect of claims in this risk group.

3) Remote risk - the probability of any loss in the claim is under 20%. No provision was included in the financial statements in respect of claims in this risk group.

In addition, the Note includes claims submitted against the Bank Group in which, in the opinion of the Bank's Management, based on evaluations by its legal counsels, the outcome of the legal proceedings cannot be assessed as at the date of approval of the financial statements, and therefore no provision was included in the financial statements. According to the directives of the Supervisor of Banks, this statement is possible only in rare cases, in which the Supervisor of Banks' approval must be obtained prior to publication of the financial statements, or in cases in which the bank Group has not yet published four financial statements which included any claim whose outcome could not be assessed.

Note 2
Significant Accounting Policies (continued)

S. Derivative financial instruments:

(1) The Bank records all derivative instruments, including derivatives, embedded in "host contracts", as assets or liabilities in the balance sheet and measures them on the basis of fair value. The change in the fair value of a derivative instrument is recorded in the Statement of Profit and Loss or is included in Shareholders' Equity as "other comprehensive income" in accordance with the manner of designation of the derivative instrument.

The change in the fair value of derivatives that hedge against exposure to a change in the fair value of an asset, liability or firm commitment is recorded immediately in the Statement of Profit and Loss, as is the change in the fair value of the hedged item, which can be attributed to the risk that is hedged.

The accounting treatment of a change in the fair value of a derivative that is used to hedge against exposure to a change in cash flow from an asset, liability or forecasted expected transaction is dependent on the effectiveness of the hedging relations.

- The effective part of the change in the fair value of a derivative, that is intended to hedge a cash flow is reported initially in Shareholders' Equity (outside of the Statement of Profit and Loss) as a component of "other comprehensive income" and then, when the expected transaction affects is charged to the Statement of Profit and Loss, is reclassified to the Statement of Profit and Loss.
- The non-effective part of the change in the fair value of the derivative designated as above is recorded immediately in the Statement of Profit and Loss.

A profit or loss from a derivative that is not designated as a hedging instrument is recorded immediately in the Statement of Profit and Loss.

With respect to derivatives that cannot be defined as an independent contract, but are embedded in a balance-sheet item, these derivatives are measured separately, in accordance with the principles for the measurement of derivatives, if the derivative is not clearly and closely connected to the "host contract", while the balance-sheet instrument hosting the derivative is measured on an accrual basis.

As a result of the implementation of the directives of the Supervisor of Bank's concerning derivative instruments and hedging activities, transition adjustments were recorded by means of a cumulative effect of changes in accounting principles that affect the Bank's financial position for January 1, 2003, and the results of its operations, as detailed below:

	In millions of NIS
Decrease in net profit for 2003	(25)
Increase in assets deriving from derivative instruments	1,081
Increase in liabilities deriving from derivative instruments	1,098
Increase in other comprehensive income in shareholders' equity	8

See also Note 20E to the financial statements.

(2) The fair value of transactions quoted on the stock exchange is determined according to their market value. The fair value of over-the-counter transactions is calculated according to models based on interest rates, standard deviations and currency prices in the over-the-counter market, and for other transactions, on the basis of internally developed models.

The balance sheet balances resulting from the abovementioned transactions are included in the item "Other assets" or "Other liabilities", as appropriate.

Details of the types of transactions and of the various types of derivative financial instruments in which the Bank is engaged, including the type and structure of risks involved in these transactions, are given in Note 20 to the financial statements.

The effect of the derivative financial instruments on linkage basis and maturity periods of the balance sheet balances is reflected in the relevant notes to the financial statements.

T. Offsetting financial instruments:

Assets and liabilities are offset when there is a legal right and intention to offset at the time of repayment. Accordingly, deposits, the repayment of which to the depositor is conditional upon the extent of collection of the credit granted out of these deposits, are offset from the credit. The margin from these operations is included in "Operating commissions".

(In millions of NIS)

Note 2
Significant Accounting Policies (continued)

U. Use of estimates in the financial statements:
The preparation of financial statements in conformity with generally accepted accounting principles requires the Bank to sometimes use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities in the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results may differ from such estimates.

V. The effect of new accounting standards in the period before their implementation:
(1) In August 2005, the Israel Accounting Standards Board issued Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation". The standard established presentation rules for financial instruments in financial statements, and specifies the due disclosure required in respect of such instruments. In addition, the standard establishes the manner of classifying financial instruments into financial liabilities and shareholders' equity, the classification of interest, dividends, losses and profits related to the instruments, and the circumstances under which financial assets should be offset against financial liabilities. The new standard will apply to financial statements for periods beginning January 1, 2006, or later.
The standard states that it should be adopted "from this day forward". The comparison numbers presented in financial statements for periods beginning on the date on which the standard takes effect will not be restated.
The Supervisor of Banks has issued directives on certain topics pertaining to the treatment of financial instruments. On those topics, these directives will apply to the Bank.
In the Bank's opinion, the standard is not expected to have a material effect.

(2) In September 2005, the Israel Accounting Standards Board published Accounting standard No. 24, "share-Based Payment". The standard requires recognition of share-based payment transactions in the financial statements, including transactions with employees or other parties to be settled with capital instruments, cash, or other assets. According to the standard, share-based payment transactions in which goods or services are received are to be recorded at fair value.
The standard also establishes different disclosure requirements with regard to the substance and volume of share-based payment arrangements in existence during the period, and with respect to the manner in which such arrangements' fair value was determined. The standard will apply to financials statements for periods starting January 1, 2006. The directives of the standard are to be implemented for every share-based payment transaction performed after March 15, 2005 and not yet vested by the standard's inception date. The standard also requires restatement of comparative information that refers to periods as of March 15, 2005. With regard to share-based payments classified as liabilities (such as phantom option plans) in existence at the inception date, the standard is to be applied retroactively and comparative information is to be restated. Changes in terms of share-based payment transaction settled with capital instruments performed after March 15, 2005, will be handled in accordance with the directives of the new standard, and restatement of comparative information that refers to periods as of March 15, 2005 is required.
The effect of the transition will be indicated by a restatement of comparative data for previous periods, as follows:

	December 31		
	2005	2004	2003
Effect on balance sheet			
Increase in other liabilities - employees in respect of net	**73**	37	5
salaries and related expenses	**32**	16	2
Increase in other assets	**41**	21	3
Decrease in shareholders' equity			

	2005	2004	2003
Effect on profit and loss statement	**36**	32	5
Increase in salaries and incidental expenses	**16**	14	2
Decrease in provision for taxes on operating profit	**20**	18	3
Decrease in net profit			

(In millions of NIS)

Note 2
Significant Accounting Policies (continued)

(3) In February 2006, the Israeli Accounting Standards Board published Accounting Standard No. 21, regarding "Earnings Per Share" (hereafter: "Standard 21"). This Standard establishes principles for the calculation and presentation of basic earnings per share and diluted earnings per share. The Standard cancels the directives of the Institute of Certified Public Accountants in Israel's Opinion Statement No. 55 regarding Earnings Per Share. The Standard stipulates, among other things, that the diluting effect of instruments convertible into shares of the Bank and of options on shares of the Bank should be included only in diluted earnings per share.
Standard 21 will apply to financial statements for periods starting January 1, 2006, and forward. The Bank will adopt the Standard by restatement of comparison data on earnings per share for previous periods.
In the Bank's opinion, the effect of the new Standard on earnings per share for each of the three years ended December 31, 2005, is not expected to be material.

Note 3
Cash on Hand and Deposits with Banks

Composition:

	December 31	
	2005	2004
Cash on hand and deposits with central banks	**8,845**	7,704
Deposits with commercial banks	**31,942**	22,481
Deposits with banks designated for granting credit to the public	**22**	19
Deposits with special banking entities	**253**	837
Total*	**41,062**	31,041
* Including cash and deposits with banks and central banks for an original period of up to three months	**36,729**	27,751

(in millions of NIS)

Note 4
Securities

Composition:

	December 31, 2005				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value*
1) Debentures held to maturity					
Debentures and bonds:					
Government	**57**	**57**	**1**	**(2)**	**56**
Of others	**349**	**349**	**-**	**-**	**349**
Total debentures held to maturity	**406**	**406**	**1**	**(2)**	**405**

	Book value	Amortized cost (in shares-cost)	Cumulative other comprehensive income		Fair value*
			Profits	Losses	
2) Securities available for sale					
Debentures and bonds:					
Government	**13,385**	**13,085**	**310**	**(10)**	**13,385**
Of others	**15,265**	**15,222**	**88**	**(45)**	**15,265**
Total debentures available for sale	**28,650**	**28,307**	**398**	**(55)**	**28,650**
Shares:					
Of others**	**1,381**	**1,126**	**261**	**(6)**	**(1)1,381**
Total securities available for sale	**30,031**	**29,433**	**(2)659**	**(2)(61)**	**(1)30,031**

* Fair value date is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.

** According to the directives of the Supervisor of Banks, the Bank has included its share of credit granted by consortiums of banks, to be repaid via realization of traded shares on the stock exchange by a receiver, under the 'available-for-sale securities' item. As of this date, accounting with respect to the balance of such credit is handled in accordance with the Supervisor of Banks' directives on reporting to the public which apply to securities available for sale.

(1) Including shares and options for which no fair value is available, which are stated at cost, amounting to NIS 245 million.

(2) Included in shareholders' equity in the item "Adjustments in respect of presentation of securities available for sale at fair value".

(3) Recorded in the statement of profit and loss.

Note:

(a) For details of the results of operations in investments in debentures - see Note 22.

(b) Regarding liens on securities - see Note 16.

(in millions of NIS)

Note 4
Securities
(continued)

Composition (continued):

	December 31, 2005				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value*
3) Securities held for trading					
Debentures and bonds:					
Government	**3,069**	**3,043**	**28**	**(2)**	**3,069**
Of others	**221**	**214**	**7**	**-**	**221**
Total debentures held for trading	**3,290**	**3,257**	**35**	**(2)**	**3,290**
Shares:					
Of others	**86**	**84**	**2**	**-**	**86**
Total securities held for trading	**3,376**	**3,341**	**(3)37**	**(2)**	**3,376**
Total securities	**33,813**	**33,180**	**697**	**(65)**	**33,812**

* Fair value date is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.

** According to the directives of the Supervisor of Banks, the Bank has included its share of credit granted by consortiums of banks, to be repaid via realization of traded shares on the stock exchange by a receiver, under the 'available-for-sale securities' item. As of this date, accounting with respect to the balance of such credit is handled in accordance with the Supervisor of Banks' directives on reporting to the public which apply to securities available for sale.

(1) Including shares and options for which no fair value is available, which are stated at cost, amounting to NIS 38 million.

(2) Included in shareholders' equity in the item "Adjustments in respect of presentation of securities available for sale at fair value".

(3) Recorded in the statement of profit and loss.

Note:

(a) For details of the results of operations in investments in debentures - see Note 22.

(b) Regarding liens on securities - see Note 16.

(in millions of NIS)

Note 4
Securities
(continued)

Composition:

	December 31, 2004				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value**
1) Debentures held to maturity					
Debentures and bonds:(3)					
Government	129	129	1	-	130
Of others	1,774	1,774	-	(9)	1,765
Total debentures held to maturity	1,903	1,903	1	(9)	1,895

			Comulative other comprehensive income		
	Book value	Amortized cost (in shares-cost)	Profits	Losses	Fair value**
2) Securities available for sale					
Debentures and bonds:					
Government	12,930	12,446	491	(7)	12,930
Of others	*16,836	*16,819	72	(55)	*16,836
Total debentures available for sale	*29,766	*29,265	563	(62)	*29,766
Shares:					
Of others***	1,053	1,028	40	(15)	(1)1,053
Total securities available for sale	*30,819	*30,293	(2)603	(2)(77)	*(1)30,819

* Reclassified.
** Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.
*** According to the directives of the Supervisor of Banks, the Bank has included its share of credit granted by consortiums of banks, to be repaid via realization of traded shares on the stock exchange by a receiver, under the 'available-for-sale securities' item. As of this date, accounting with respect to the balance of such credit is handled in accordance with the Supervisor of Banks' directives on reporting to the public which apply to securities available for sale.

(1) Including shares and options for which no fair value is available, which are stated at cost, amounting to NIS 218 million.
(2) Included in shareholders' equity in the item "Adjustments in respect of presentation of securities available for sale at fair value".
(3) As Israel Accounting Standard No. 12 regarding cessation of adjustment of financial statements for inflation was implemented, the Bank and the banking companies under its control considered making certain changes in asset and liability management, between the different linkage bases. As a result of these changes, the Bank Group asked to make changes in the composition of the bonds portfolio.
Therefore, with the approval of the Supervisor of Banks, during the first quarter of 2004, a total of approximately NIS 2 billion in bonds were transferred from the held to maturity portfolio to the available for sale portfolio. This transfer had no effect on the Bank Group's results of operations.
As of the date of the transfer, the above bonds are presented according to their fair value, rather than on the basis of amortized cost, as in the past. The difference at the date of transfer, in the amount of NIS 24 million, was allocated, net of the tax effect, to the capital reserve from adjustment of available for sale securities according to fair value.

Note:
(a) For details of the results of operations in investments in debentures - see Note 22.
(b) Regarding to liens on securities - see Note 16.

(in millions of NIS)

Note 4
Securities
(continued)

Composition (continued):

	December 31, 2004				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value*
3) Securities held for trading					
Debentures and bonds:					
Government	2,417	2,381	36	-	2,417
Of others	57	52	6	(1)	57
Total debentures held for trading	2,474	2,433	42	(1)	2,474
Shares:					
Of others	805	793	12	-	805
Total securities held for trading	3,279	3,226	(1)54	(1)(1)	3,279
Total securities	*36,001	*35,422	658	(87)	*35,993

* Reclassified.

** Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.

(1) Recorded in the statement of profit and loss.

Note:

(a) For details of the results of operations in investments in debentures - see Note 22.

(b) Regarding to liens on securities - see Note 16.

(in millions of NIS)

Note 5
Credit to the Public
(Less provisions
for doubtful debts)

Composition:

	December 31	
	2005	2004
Credit	**185,876**	*183,299
Customers' liabilities for acceptances	**429**	361
Total credit	**186,305**	*183,660
General and supplementary provision for doubtful debts	**1,172**	1,190
Total credit to the public	**185,133**	*182,470

* Reclassified.

The specific provision for doubtful debts was deducted from the relevant credit items.

Credit to the public includes loans to employees for the purchase of shares of the Bank, based on sale offering prospectuses of the State of Israel, totaling NIS 52 million (December 31, 2004: loans to employees for the purchase of shares totaling NIS 113 million). The loans are linked to the Consumer Price Index.

A. Credit to problematic borrowers who are not part of the agricultural sector and are not local authorities:

1. Non-income bearing credit to problematic borrowers:

Linkage basis	Unlinked	Linked to the CPI	Foreign currency*	Total
December 31, 2005				
Balance as at balance sheet date	**5,375**	**25**	**9**	**5,409**
December 31, 2004				
Balance as at balance sheet date	5,549	23	186	5,758

2. Credit to borrowers which was restructured:

(a) Credit which was restructured during the current year with waiver of income:

	Unlinked	Linked to the CPI	Foreign currency*	Total
December 31, 2005				
Balance as at balance sheet date	**5**	**-**	**1**	**6**
Average repayment period (years)	**8.26**		**8.58**	
Effective rate of income:				
Included in expected repayment flows (%)	**7.07**		**6.50**	
Included in repayment flows according to				
original contracts (%)	**10.94**		**7.90**	
December 31, 2004				
Balance as at balance sheet date	-	1	156	157
Average repayment period (years)		9.72	4.01	
Effective rate of income:				
Included in expected repayment flows (%)		5.87	3.25	
Included in repayment flows according to				
original contracts (%)		9.60	3.75	

* Including linked to foreign currency.

as at December 31, 2005 (in millions of NIS)

Note 5
Credit to the Public
(Less provisions
for doubtful debts)
(Continued)

A. Credit to problematic borrowers who are not part of the agricultural sector and are not local authorities (continued):

2. Credit to borrowers which was restructured (continued):

(b) Credit which was restructured in previous years with waiver of income:

Linkage basis	Unlinked	Linked to the CPI	Foreign currency*	Total
December 31, 2005				
Balance as at balance sheet date	**-**	**1**	**-**	**1**
December 31, 2004				
Balance as at balance sheet date	1	1	25	27

(c) Credit to borrowers which was restructured during the current year without waiver of income:

December 31, 2005				
Balance as at balance sheet date	**395**	**265**	**318**	**978**
December 31, 2004				
Balance as at balance sheet date	98	128	248	474

3. Credit to borrowers as to which there is a resolution of the Management for the restructuring of their indebtedness, the implementation of which has not yet been effected:

December 31, 2005				
Balance as at balance sheet date	**1**	**1,280**	**-**	**1,281**
December 31, 2004				
Balance as at balance sheet date	4	495	-	499

* Including linked to foreign currency.

(in millions of NIS)

Note 5
Credit to the Public
(Less provisions
for doubtful debts)
(Continued)

A. Credit to problematic borrowers who are not part of the agricultural sector and are not local authorities (continued):

	December 31	
	2005	2004
4. Credit in temporary arrears:		
Balance as at balance sheet date	**1,146**	1,218
Interest included in the statement of profit and loss in respect of the abovementioned credit	**96**	99
5. Credit under special supervision:		
Balance as at balance sheet date	**8,591**	*11,483

B. Credit to local authorities:

1. Composition of credit to the local authorities sector:

Linkage basis	Unlinked	Linked to the CPI	Foreign currency*	Total
December 31, 2005				
Balance as at balance sheet date	**303**	**3,988**	**28**	**4,319**
December 31, 2004				
Balance as at balance sheet date	312	3,997	29	4,338

2. Credit to local authorities includes:

	December 31	
	2005	2004
(a) Credit in temporary arrears		
Balance as at balance sheet dates	**1**	6
(b) Credit under special supervision		
Balance as at balance sheet date	**127**	155
(c) Credit to the local authorities which is not included in credit to problematic borrowers		
Balance as at balance sheet date	**4,191**	4,177
Income included in the statement of profit and loss in respect of the above-mentioned credit	**323**	308

* Including linked to foreign currency.

Note 5
Credit to the Public
(Less provisions
for doubtful debts)
(Continued)

C. Credit to the agricultural sector:

1. Kibbutzim

At the end of 1989, the first of a series of agreements and arrangements was signed (between 7 banking groups including the Bank, the Government and the Kibbutz movements - the United Kibbutz Movement and Hakibbutz Ha'arzi) in connection with the debts of the Kibbutz sector in Israel.

Implementation of the agreement proceeded slowly, due to the complexity of the problems being handled, including determination of the long-term repayment ability of the Kibbutzim, the assignment of indirect debt in significant amounts from the central and regional bodies of the Kibbutz movements to individual Kibbutzim and their enterprises, and the recognition of the need for additional resources in order to complete the execution of the arrangement of the debts of all the Kibbutzim.

Since some of the Kibbutzim were unable to meet the conditions of the first arrangement, a supplementary Kibbutz arrangement was signed on March 20, 1996 by the Government, the two Kibbutz movements, the Bank and the other banks who were party to the first arrangement. The said arrangement supplements the first Kibbutz arrangement. The Kibbutzim may join the first and supplementary arrangement on a voluntary and individual basis.

The main principles of the supplementary arrangement and of the amendment to it of April 1999 are as follows:

(a) The arrangement intends to arrange the debts of 130 Kibbutzim, members of the two Kibbutz movements, which were included in the first arrangement. Of these, 79 are classified as peripheral area Kibbutzim, 51 are classified as real estate Kibbutzim, as well as three real estate Kibbutzim that are part of the Jewish Agency Kibbutzim, which according to the data on their repayment ability, are unable to service part of their debt (hereinafter - "lump sum" and/or "incentive"). The arrangement is also intended to arrange the debts of the central bodies of the United Kibbutz Movement and of two regional organizations.

(b) Sources for the arrangement:

(1) The write-off of part of the lump-sum and/or the incentive by the banks and the repayment of part of them by means of a transfer of funds by the Government, in a ratio of 65% and 35% respectively, in respect of a group of Kibbutzim that are classified as "peripheral area Kibbutzim" and in the ratio of 75% and 25% respectively, with respect to a limited group of Kibbutzim that are classified as "peripheral area Kibbutzim undergoing rehabilitation". The transfer of funds by the Government for each write-off of the debts of each Kibbutz, as above, is contingent upon the individual Kibbutzim joining the agreement, and it will be carried out in five annual installments; the first of which will be paid immediately, and the remaining installments will be indexed to the CPI but will not bear interest.

(2) Proceeds from the sale of rights of the Kibbutzim in real estate (including mutual inter-kibbutz assistance):

A steering committee was appointed to deal with the lands of the Kibbutzim in the arrangement, with the participation of the Director General of the Treasury (as Chairman), the Director General of the Israel Lands Administration (hereinafter - "the Administration") and the Head of the Kibbutz Debt Arrangement Administration. The steering committee was responsible for carrying out a land survey to find land which has an alternative value relative to agricultural use, and formulating a land agreement with the real estate Kibbutzim.

When every Kibbutz has subscribed to the arrangement, the land identified in the land survey will be returned to the Administration without the attachment of any binding price tag. A cautionary note will be registered on such land in favor of the banks. The "lump-sum" debt of the Kibbutzim will be written-off at the expense of the banks and the Government in the ratio of 65% and 35% respectively. In the future, when the net proceeds from the marketing of the land, as said, are received, that part of the net proceeds reflecting the original land rights of the Kibbutzim will be transferred to the banks and to the Government according to the ratio of their participation in the write-off as stated above. The proceeds of mutual assistance will be added to the proceeds that are to be distributed. The transfer of Government funds for the purpose of writing-off the debts of each Kibbutz as stated above is dependent on the agreement of each separate Kibbutz to the real estate arrangement and on its joining the supplementary arrangement, including the returning of the land to the Administration. These transfers will be made in five annual payments. The first will be paid immediately, and the balance will be indexed to the CPI with the addition of annual interest at the rate of 1.5%.

Until the real estate Kibbutzim joined the supplementary arrangement on the basis of the above-mentioned land arrangement, the opportunity existed of conducting interim transactions in real estate at the initiative of the potential real estate Kibbutz, on the basis of Decisions nos. 717, 727 and 737 of the Israel Land Council concerning a change in the designation of agricultural land. The proceeds of transactions such as these, in cash or cash equivalents, were intended to serve as a substitute for the above-mentioned land arrangement, partly or in its entirety, with the directives of the financial arrangement as said above continuing to apply on the balance of the lump sum debt of that Kibbutz following the interim transaction.

Note 5
Credit to the Public
(Less provisions
for doubtful debts)
(Continued)

It should be noted that when the arrangements for the real estate Kibbutzim were implemented at the time of their participation to the arrangement, there was also an opportunity for individual arrangements whereby, with the agreement of the parties to the arrangement, it was possible to approve the implementation of individual real estate transactions that the Kibbutz wished to carry out, when instead of returning the land to the Administration for the purpose of planning and marketing, it was possible to make other arrangements for them.

As a result of various legal proceedings, these Decisions of the administration were cancelled, and replaced by the new Decisions 949, 959, and 969, which apply only as of the day of their enactment. Concurrently, the Administration established transitional directives for the cancelled Decisions, in which guidelines were set forth to enable the execution of transactions initiated prior to the cancellation of the previous decisions.

It should be noted that the proceedings described above do not apply to lands returned to the Israel Land Administration within the framework of the Kibbutzim's participation in the supplementary arrangement. The State, as a party to this arrangement, undertook to recognize 27% of the value of the lands returned to the Administration by a Kibbutz as the Kibbutz's contribution to the arrangement, even if Decision 727 is charged or canceled.

In the bank's estimation, the proceedings described above have no practical implications for the credit extended to kibbutzim classifed as real estate kibbutzim, whose debt still remains to be settled in individual arrangments within the supplmentary arrangement.

Since the lands in the above arrangements are principally of agricultural designation, and action is required in order to change their designation, a process that could last for a long time, it is not possible at this stage to assess the extent of the proceeds that will be obtained from their marketing.

(3) The agreement stipulates that each Kibbutz that subscribes to the agreement as well as all of the contributing Kibbutzim, as defined in the agreement, will be required to assign to the State and to the Banks (in the ratio of 60% and 40% respectively), 25% of their rights in any company and/or other legal entity that will be established to replace the Tnuva Cooperative Association.

(4) The balance of the debt will be arranged as a loan until the year 2013.

(c) As part of the implementation of the supplementary arrangement, the Bank undertook to make early repayment to the Government of a part of the deposits that it received from the Government, mainly under the first arrangement, concurrent with the write-off and repayment of the "lump sum" debts and the "incentive" to the Kibbutzim. See paragraph C.3.11 below regarding the balance of the Government's deposits.

By the date of publication of the financial statements, all the central Kibbutz bodies, all the peripheral area Kibbutzim and 52 out of 54 real estate Kibbutzim had joined the supplementary arrangement. The debt of some of the Kibbutzim that joined the arrangement was spread over longer periods than in the original arrangement.

The Bank provided for doubtful debts all the sums which in its estimate are necessary, taking into consideration the described above.

2. Moshavim:

On March 4, 1992, the Arrangements Law in the Family Agricultural Sector 1992 (the "Gal Law") was enacted. This law granted far reaching benefits and alleviations to certain debtors in the agricultural sector, as defined in the Law. Such benefits include the forgiveness of a large portion of their debt, and the restructuring of the balance of the debt of some of these debtors for a period of 17 and a half years. The provisions of the Law are complex and in part unclear, and include, inter alia, the appointment of a rehabilitator whose duty is to analyze the status of the debt of each debtor individually and to determine the amount of the debts of the parties and the rights of the creditors. In 1993 and 1994, 12 rehabilitators were appointed, in accordance with the Law, which operate according to the Law and its regulations. Upon their appointment, the Bank submitted its claims, as required by the Law. At this stage, regulations were promulgated for the purpose of determining the obligations and rights of the said agriculturists, as well as their repayment ability. No regulations have yet been promulgated covering the distribution of the proceeds among the creditors and the sale of agricultural assets. In 2000, the banks reached an agreement on the manner of distributing the proceeds among themselves. One of the principles of the agreement confers priority to a bank with pledges of the first order. This agreement has meanwhile been applied in cases where there are no other creditors. As at December 31, 2005, the debts of 95.0% of the agricultural associations to which the provision of the Law apply had been arranged. In addition, arrangements were made with respect to the debts of 94.5% of the population of private farmers who are being processed within the framework of the Law. The major portion of the remaining debtors is characterized by a high debt and low repayment ability, and the arrangement of their debts will require continued detailed basic treatment. All this hinders the determination of the exact amounts, which in the final analysis, the Bank will have to write-off in respect of each debtor. The Bank's Management, with the assistance of its legal advisors, analyzed the Law and arrived at a determination of its implications.

On the basis of all that described above, the Bank made provisions for doubtful debts in respect of the Moshavim sector in amounts, which in its opinion are necessary.

as at December 31, 2005 (in millions of NIS)

Note 5
Credit to the Public
(Less provisions
for doubtful debts)
(Continued)

C. Credit to the agricultural sector (continued)**:**

3. Composition of credit to the agricultural sector:

	December 31	
	2005	2004
Kibbutzim (including regional and national enterprises and organizations)	**4,640**	4,931
Moshavim (including regional and national enterprises and organizations)	**266**	317
Total Kibbutzim and Moshavim	**4,906**	5,248
Production and marketing councils	**133**	116
Total credit to the agricultural sector	**5,039**	5,364

Credit to the agricultural sector includes:		
4. Non-income bearing credit:		
Balance as at balance sheet date(1)	**230**	*312
5. Credit which was restructured during the current year(1):		
Balance as at balance sheet date	**48**	60
6. Credit which was restructured in prior years(1):		
Balance as at balance sheet date	**440**	589
7. Credit to borrowers, for the most of which exists a resolution of the Management for the restructuring of their indebtedness by rescheduling them for a maximum period of up to 2013, which has not yet been effected:		
Balance as at balance sheet date(1)	**198**	*275
8. Credit in temporary arrears:		
Balance as at balance sheet date	**-**	13
9. Credit under special supervision:		
Balance as at balance sheet date	**601**	693
10. Credit to the agricultural sector, not included within credit to problematic borrowers, as aforesaid:		
Balance as at balance sheet date	**3,522**	3,422
Income included in the statement of profit and loss in respect of this credit	**196**	191
11. Funds received from the government in respect of rescheduling the credit to the Kibbutzim:		
Balance as at balance sheet date	**2,319**	2,462
Average repayment period (years)**	**3.37**	3.63
Anticipated interest spread on this credit (%)	**1.00**	1.00

* Reclassified.

** The maximum repayment period is up to the year 2013, along with the rescheduling of the credit to the Kibbutzim. Part of the deposits is designated for early repayment within the framework of the completion of the agreements.

(1) Linked to the CPI.

(in millions of NIS)

Note 5
Credit to the Public
(Less provisions
for doubtful debts)
(Continued)

D. Provision for doubtful debts:

	Specific provision*	Supplementary provision**	Total
Balance as at January 1, 2003	7,322	1,135	8,457
In respect of companies consolidated for the first time	93	11	104
Provision for 2003	2,571	77	2,648
Reduction of provision	(272)	(6)	(278)
Recoveries of debts written-off in previous years	(24)	-	(24)
Provision charged to statement of profit and loss	2,275	71	***2,346
Write-offs	(714)	-	(714)
Inflationary erosion and adjustment of balances	163	-	163
Balance as at December 31, 2003	9,139	1,217	10,356
Provision for 2004	2,551	16	2,567
Reduction of provision	(762)	(14)	(776)
Recoveries of debts written-off in previous years	(23)	-	(23)
Provision charged to statement of profit and loss	1,766	2	1,768
Write-offs	(606)	-	(606)
Balance as at December 31, 2004	10,299	1,219	11,518
In respect of a company consolidated in the past	**(36)**		**(36)**
In respect of a company consolidated for the first time	**5**		**5**
Provision for 2005	**2,078**	**1**	**2,079**
Reduction of provision	**(728)**	**(48)**	**(776)**
Recoveries of debts written-off in previous years	**(35)**	**-**	**(35)**
Provision charged to statement of profit and loss	**1,315**	**(47)**	**1,268**
Write-offs	**(996)**	**-**	**(996)**
Balance as at December 31, 2005	**10,587**	**1,172**	**11,759**
Including: provision balance which was not deducted from the item "credit to the public"			
2005	**825**	**-**	**825**
2004	700	29	729
2003	464	31	495

* Not including provision for interest on doubtful debts after the debts were declared doubtful. In loans for which a provision was made according to the duration of arrears, not including provision for interest in respect of the debt in arrears.

** Including a general provision for doubtful debts.

*** The sum charged to statement of profit and loss in reported amounts amounted to NIS 2,359 million.

Details on rates of the general and the supplementary provisions in relation to credit to the public risk including off-balance sheet credit risk (%):	**2005**	2004	2003
Rate of the annual expense	**(0.02)**	0.00	0.03
Cumulative rate of provision balance	**0.38**	0.42	0.45

(in millions of NIS)

Note 5
Credit to the Public
(Less provisions
for doubtful debts)
(Continued)

D. Provision for doubtful debts (continued):
As a result of control activities by the Supervisor of Banks, the Bank received information in the beginning of 2005 according to which it is required to join into a single group of borrowers corporations which were expected to belong to two groups of borrowers based on the information previously available to the bank. Had the Bank possessed the said information and treated the two groups of borrowers as a single group, there would have been an exception from the permitted indebtedness for that group, under the Proper Conduct of banking business directives with regard to "Limits on the Indebtedness of a Borrower and of a Group of Borrowers", and an exception from the permitted indebtedness of the six largest groups of borrowers to the Bank (hereinafter: "the Sole Borrower Limits"), so that the expense for the supplementary provision for doubtful debt should have been increased by NIS 69 million upto and including the year 2001, decreased by NIS 59 million in 2002, increased by NIS 13 million in 2003, and decreased by NIS 23 million in 2004.

Starting from the financial statements for 2004, all indebtness of the said corporations were joined under a single group of borrowers; however, the overall volume of the indebtedness, as well as the indebtedness of the six largest groups of borrowers to the Bank, are within the Sole Borrowers Limits. The Supervisor of Banks has instructed the Bank to continue to treat the said groups of borrowers as a single group of borrowers, for the time being.

E. Loans for housing:
1. Details of the loans for housing that were providec for doubtful debts according to the duration of arrears:

	December 31, 2005				
	From 3 to 6 months	From 6 to 15 months	From 15 to 33 months	Over 33 months	Total
The amount of arrears	**15**	**28**	**38**	**75**	**156**
Including: interest on the amount of arrears	**-**	**-**	**2**	**19**	**21**
Balance of the provision for doubtful debts according to the duration of arrears*	**-**	**44**	**99**	**115**	**258**
Balance of loans net of the provision	**327**	**279**	**117**	**21**	**744**

	December 31, 2004				
	From 3 to 6 months	From 6 to 15 months	From 15 to 33 months	Over 33 months	Total
The amount of arrears	15	34	39	69	157
Including: interest on the amount of arrears	-	1	3	20	24
Balance of the provision for doubtful debts according to the duration of arrears*	-	52	100	102	254
Balance of loans net of the provision	342	338	116	27	823

* Not including provision for interest on the amount of arrears.

On January 1, 2006, the Bank of Israel published a circular concerning the manner of calculation of the provision for doubtful debts in respect of loans for housing.
The circular states, among other things, that a bank that chooses to calculate provisions for loans using the depth of arrears method, even when it is not required to do so under the directives, is not permitted to reduce the provisions by means of a decision to perform specific provisions.
The circular also provides clarification regarding the calculation of the extent of arrears, provides instructions regarding the calculation of the provision in respect of loan arrangements and restructuring, and the calculation of the provision in respect of loans in which the principal is settled in a single payment, and disallows the redction of a provision in respect of a debt settled after the ballance sheet date, even if the setlement is recieved in cash. The new circular takes effect as of the financial statements for March 2006. In the Bank's opinion, the effect of the circular on the provision for doubtful debts is immaterial.
2. The provision charged in 2005 to statement of profit and loss with respect to these loans amounted to NIS 33 million (2004: NIS 32 million; 2003: NIS 68 million).

Note 5
Credit to the Public
(Less provisions
for doubtful debts)
(Continued)

F. Classification of credit to the public and of off-balance sheet credit risk balances according to size of debt per borrower:

	December 31, 2005		
Credit per borrower	Number of borrowers	Balance sheet credit	Off-Balance sheet credit risk
(in thousands of NIS)		(in millions of NIS)	
Up to 10	**692,162**	**594**	**995**
From 10 to 20	**248,767**	**1,011**	**2,595**
From 20 to 40	**243,672**	**2,607**	**4,422**
From 40 to 80	**276,124**	**5,755**	**9,421**
From 80 to 150	**248,375**	**7,621**	**18,223**
From 150 to 300	**101,903**	**12,494**	**9,799**
From 300 to 600	**53,947**	**17,453**	**4,475**
From 600 to 1,200	**15,620**	**10,649**	**1,808**
From 1,200 to 2,000	**3,824**	**4,846**	**925**
From 2,000 to 4,000	**2,736**	**6,197**	**1,331**
From 4,000 to 8,000	**1,537**	**6,704**	**1,927**
From 8,000 to 20,000	**1,214**	**11,665**	**3,485**
From 20,000 to 40,000	**607**	**12,182**	**5,129**
From 40,000 to 200,000	**758**	**39,165**	**25,480**
From 200,000 to 400,000	**96**	**15,165**	**10,992**
From 400,000 to 800,000	**52**	**18,298**	**9,777**
From 800,000 to 1,200,000	**14**	**8,272**	**5,498**
From 1,200,000 to 1,600,000	**3**	**1,863**	**2,029**
From 1,600,000 to 2,000,000	**1**	**1,357**	**349**
From 2,000,000 to 2,400,000	**3**	**2,276**	**4,421**
Over 2,400,000	**1**	**131**	**2,868**
Total	**1,891,416**	**186,305**	**125,949**

Notes:

(1) Balance sheet credit and off-balance sheet credit risk were classified net of specific provisions for doubtful debts.
(2) Credit risk in respect of off-balance sheet financial instruments was calculated for purposes of per borrower debt limitation.
(3) The number of borrowers is calculated according to total balance sheet and off-balance sheet credit risk.
(4) The figures of balance sheet credit and off-balance sheet credit (hereinafter - "the credit") in the credit brackets up to NIS 8,000 thousand, including the number of borrowers, were calculated by aggregating the data in each credit bracket of each subsidiary (consolidation on the basis of layers), whereas the data on the credit over NIS 8,000 thousand, including the number of borrowers, was calculated by aggregating the credit of each borrower throughout the Bank Hapoalim Group and classified in the respective credit bracket (specific consolidation).

Note 5
Credit to the Public
(Less provisions
for doubtful debts)
(Continued)

F. Classification of credit to the public and of off-balance sheet credit risk balances according to size of debt per borrower:

	December 31, 2004*		
Credit per borrower	Number of borrowers	Balance sheet credit	Off-Balance sheet credit risk
(in thousands of NIS)	(in millions of NIS)		
Up to 10	699,886	646	983
From 10 to 20	244,906	1,092	2,428
From 20 to 40	233,934	2,591	4,161
From 40 to 80	249,516	5,134	8,580
From 80 to 150	234,383	6,749	17,671
From 150 to 300	100,027	12,026	8,725
From 300 to 600	49,863	16,280	3,968
From 600 to 1,200	13,941	9,547	1,596
From 1,200 to 2,000	3,556	4,565	811
From 2,000 to 4,000	2,676	6,092	1,273
From 4,000 to 8,000	1,647	7,242	1,859
From 8,000 to 20,000	1,219	11,957	3,073
From 20,000 to 40,000	640	13,468	4,397
From 40,000 to 200,000	742	39,756	23,166
From 200,000 to 400,000	88	17,163	7,193
From 400,000 to 800,000	41	16,419	6,595
From 800,000 to 1,200,000	12	6,805	4,670
From 1,200,000 to 1,600,000	3	3,923	271
Over 1,600,000	1	2,205	115
Total	1,837,081	183,660	101,535

* Reclassified.

Notes:
(1) Balance sheet credit and off-balance sheet credit risk were classified net of specific provisions for doubtful debts.
(2) Credit risk in respect of off-balance sheet financial instruments was calculated for purposes of per borrower debt limitation.
(3) The number of borrowers is calculated according to total balance sheet and off-balance sheet credit risk.
(4) The figures of balance sheet credit and off-balance sheet credit (hereinafter - "the credit") in the credit brackets up to NIS 8,000 thousand, including the number of borrowers, were calculated by aggregating the data in each credit bracket of each subsidiary (consolidation on the basis of layers), whereas the data on the credit over NIS 8,000 thousand, including the number of borrowers, was calculated by aggregating the credit of each borrower throughout the Bank Hapoalim Group and classified in the respective credit bracket (specific consolidation).

(in millions of NIS)

Note 6
Credit to Governments

Composition:

	December 31	
	2005	2004
Credit derived from funds raised by issuing debentures	**359**	938
Other credit*	**834**	823
Total credit to governments	**1,193**	1,761
* Including credit to foreign governments	**632**	581

Note 7
Investments in Equity-Basis Investees

A. Composition:

	December 31	
	2005	2004
Investments in shares stated on the equity-basis (including goodwill)	**640**	768
Other investments		
Shareholders' loans	**22**	21
Total investments	**662**	789
Including:		
Accrued post-acquisition profits, net	**203**	150
Details regarding goodwill, net		
Rate of amortization	**20%**	20%
Original amount	**9**	15
Unamortized balance	**5**	8
Details of book value and market value of marketable investments:		
Book value	**575**	557
Market value	**1,037**	922

B. The share in profits (losses) of equity-basis investees, net

	2005	2004	2003
	Reported amounts		Adjusted amounts
The share in net operating profits (losses) of equity-basis investees*	**106**	102	60
Deferred taxes	**-**	(1)	3
The share in net, after-tax operating profits (losses) of equity-basis investees	**106**	101	63

* After amortization of goodwill.

Note 7
Investments in Equity-Basis Investees (continued)

C. Details of principal investee companies

	Share in capital conferring the right to receive profits		Share in voting rights		Investment in shares on equity-basis	
	December 31		December 31		December 31	
	2005	2004	**2005**	2004	**2005**	2004
	%	%	%	%	(in millions of NIS)	
1. Subsidiary companies:						
Bank Otsar Hahayal Ltd., Commercial bank specializing in services to the armed forces personnel (see D below)	**68.0**	68.0	**66.0**	66.0	**439**	395
Bank Yahav for Government Employees Ltd., Commercial bank specializing in services to Government employees	**50.0**	50.0	**50.0**	50.0	**195**	185
Bank Massad Ltd., Commercial bank specializing in services to employees of the educational system	**51.0**	51.0	**51.0**	51.0	**121**	116
Bank Hapoalim (Switzerland) Ltd.,(5) Commercial bank in Switzerland (see E below)	**100.0**	100.0	**100.0**	100.0	**980**	985
Bank Hapoalim (Cayman) Ltd., Commercial bank in the Cayman Islands	**100.0**	100.0	**100.0**	100.0	**264**	242
Banque Hapoalim (Luxembourg) S.A., Commercial bank in Luxembourg	**100.0**	100.0	**100.0**	100.0	**122**	115
Signiture Bank, Commercial Bank in U.S.A.(See F Below)(3)	**-**	59.6	**-**	59.6	**-**	872
Isracard Ltd., Credit card services	**100.0**	100.0	**100.0**	100.0	**585**	481
Europay (Eurocard) Israel Ltd., Credit card services	**100.0**	100.0	**100.0**	100.0	**203**	196
Poalim Capital Markets Investments Bank Ltd., Investment banking	**100.0**	100.0	**100.0**	100.0	**(1)228**	(1)181
Diur B.P. Ltd.	**100.0**	100.0	**100.0**	100.0	**216**	171
Tarshish Holdings And Investments Poalim Ltd. Financial company (see notes G and K below)	**100.0**	100.0	**100.0**	100.0	**4,388**	4,130
Opaz Ltd., Investments and holdings	**100.0**	100.0	**100.0**	100.0	**252**	242
Continental Poalim Ltd. Financial company	**100.0**	100.0	**100.0**	100.0	**475**	455
Pkaot Poalim Ltd. Financial company	**100.0**	100.0	**100.0**	100.0	**231**	221
Hapoalim - American Israel Ltd., Financial company	**100.0**	100.0	**100.0**	100.0	**109**	310
Hapoalim Nechasim (Menayot) Ltd. Holding company	**100.0**	100.0	**100.0**	100.0	**(2)212**	(2)216
Hapoalim U.S.I. Holding Company Inc. (see L below)(4)	**100.0**	100.0	**100.0**	100.0	**1,781**	176
Sure-Ha International Ltd. Reinsurance Captive	**100.0**	100.0	**100.0**	100.0	**374**	299

(1) Does not include capital notes amounting to NIS 450 million (31.12.2004: does not include subordinated notes amounting to NIS 70 million).
(2) Does not include capital notes amounting to NIS 75 million (31.12.2004: NIS 75 million)
(3) The market value of the investment in Clal Insurance Enterprises Holding Ltd. amounted to NIS 704 million and in Industrial Buildings Ltd. NIS 247 million (31.12.2004: in Clal Insurance Enterprises Holding Ltd. - NIS 681 million and in Industrial Buildigns Ltd. - NIS 197 million and in signature bank - NIS 2,427 million).
(4) Does not include signatures' contribution to net operating profit and profit from extraordinary transactions.
(5) Including the data of the subsidiary Bank of New York - Inter Maritime Bank, Geneva, which was acquired in May 2005 and merged on January 1, 2006, and ceased to exist as of that date.
(6) The goodwill's original amount from the purchase of Bank of New York - Inter Maritime Bank is NIS 135 million, amortized over 10 years.

Goodwill balance		Contribution to net operating profit		Contribution to net profit from extraordinary transactions		Dividend recorded		Other items included in shareholders' equity		Guarantees	
December 31										December 31	
2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
(in millions of NIS)											
		47	57	**1**	(1)		(11)		(1)	17	
		29	25	**1**		**(13)**	(12)	**(7)**	(2)		
		11	14	**4**		**(9)**	(7)	**(1)**	(1)	3	
(6) 127		**(2)**	141					**(3)**	6		
		22	(4)								
		7	(2)								
		21	91	**551**	242			**(4)**	(3)		
		104	83							3	3
		7	16								
		50	29					**(3)**	4		
		44	20	**1**							
		191	164					**9**	(9)		
		10	8								
(3)	(4)	**23**	14					**(2)**			
(8)	(8)	**10**	26		8						
		2	12		1	**(210)**					
		(4)	1						(5)		
		135	(11)					**83**			
		75	45								

Note 7
Investments in Equity-Basis Investees (continued)

C. Details of principal investee companies (continued):

	Share in capital conferring the right to receive profits		Share in voting rights		Investment in shares on equity-basis	
	December 31		December 31		December 31	
	2005	2004	**2005**	2004	**2005**	2004
	%	%	%	%	(in millions of NIS)	
2. Significant equity-basis investees:						
Clal Insurance Enterprises Holdings Ltd.						
Insurance and insurance holdings (see H below)(1)	**14.2**	14.3	**14.2**	14.3	**346**	336
Industrial Buildings, Ltd. Real Estate (see I below)(1)	**13.1**	13.1	**13.1**	13.1	**202**	193
Amot Investment Ltd. Real Estate (see J below)	**-**	20.0	**-**	20.0	**-**	140

(1) The market value of the investment in Clal Insurance Enterprises Holding Ltd. amounted to NIS 704 million and in Industrial Buildings Ltd. NIS 247 million (31.12.2004: in Clal Insurance Enterprises Holding Ltd. - NIS 681 million and in Industrial Buildigns Ltd. - NIS 197 million and in signature bank - NIS 2,427 million).

Goodwill balance		Contribution to net operating profit		Contribution to net profit from extraordinary transactions		Dividend recorded		Other items included in shareholders' equity		Guarantees	
December 31										December 31	
2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
(in millions of NIS)											
		85	77	**(1)**	36	**(75)**	(13)	**1**		196	159
		(1)	12	**12**		**(5)**	(13)	**3**	(1)	1	1
		2	9	**32**							

Note 7
Investments in Equity-Basis Investees (continued)

D. Further to the government decision dated May 2, 1993, concerning changes in the banking system, and in accordance with the control permits which the Bank received from the Governor of the Bank of Israel and which allowed it to control Bank Otsar Hahayal and to increase its holdings therein for a limited period, the Bank was required to sell its full holdings in Bank Otsar Hahayal by December 31, 2005, to another banking corporation in Israel, provided it was not part of the Bank Leumi group. This period was subsequently extended until February 2, 2006, based on the Bank's commitment to sign an agreement for the sale of its full holdings in Bank Otsar Hahayal by that date.

During the period covered by the aforesaid permit, the Bank increased its holdings in Bank Otsar Hahayal, with the aim of being able to sell a full controlling interest when the time came, by purchasing shares from its partners in ownership of Bank Otsar Hahayal, primarily from Hever I.D.F. Personnel Ltd. (hereafter: "Hever").

According to the agreement formulated, under which the Bank acquired shares of Bank Otsar Hahayal from Hever, Hever received various rights, including the right of first refusal to purchase the Bank's holdings in Bank Otsar Hahayal, with Hever entitled to assign this right to a third party. Hever was also granted an option to participate in the Bank's profits from the sale of some of its holdings in Bank Otsar Hahayal.

On January 9, 2006, the Bank and Hever signed an agreement under which Hever waived the aforesaid right of first refusal and the aforesaid option to participate in the Bank's profits; in return, the Bank made a commitment to pay Hever an amount of approximately NIS 65 million. The Bank also made a commitment to pay Hever the amount of tax, if any, incurred in respect of the dividend paid to Hever by Bank Otsar Hahayal in January 2006. This amount is expected to reach approximately NIS 20 million.

The signing of this agreement helped the Bank complete the process of selling its full holdings in Bank Otsar Hahayal. On January 26, 2006, an agreement was signed between the Bank and First International Bank of Israel Ltd. (hereafter: "International Bank"), under which the Bank made a commitment to sell its full holdings in Bank Otsar Hahayal to International Bank in consideration for a total of approximately NIS 703 million, subject to adjustments to be carried out based on the shareholders' equity of Bank Otsar Hahayal as of December 31, 2005. The consideration is calculated according to the rate of the Bank's holdings in Bank Otsar Hahayal and according to a value based on approximately 185% of the shareholders' equity of Bank Otsar Hahayal. It was agreed in the sale agreement that the Bank will continue to provide certain operational services to Bank Otsar Hahayal, under the agreement in place since 1997 (before the Bank acquired full control of Bank Otsar Hahayal) and in effect through the end of 2011, in order to ensure that Bank Otsar Hahayal is able to continue to provide full banking services to its customers, as it has done until now.

However, the agreement stipulates that International Bank is entitled to exercise its control of Bank Otsar Hahayal and cease purchasing these operational services after a three year period, provided that in any case the Bank will continue to receive NIS 20 million per year in return for the provision of operational services, if these are terminated. In such a case, the Bank would receive the payment from Bank Otsar Hahayal or from International Bank.

Arrangements were also set forth for the continuation of the agreement between Otsar Hahayal and the Isracard Group, and for collaboration between International Bank and the Isracard Group.

In addition, International Bank granted the Bank the option to receive from it, via an assignment of rights, its full share in the credit provided by a consortium of banks to a company under the ownership of Mr. Gad Zeevi, including collateral, this credit is primarily guaranteed by a lien of shares of Bezeq The Israel Telecommunication Corporation Ltd. (hereafter: "Bezeq"), which were purchased using financing provided by the consortium at the time.

Should the Bank exercise this option, it will pay International Bank, in consideration for its full share of the credit, including collateral, an amount based on International Bank's relative share of the Bezeq shares under lien (2.82% of total Bezeq shares), according to the stock market price of Bezeq shares near the date of exercise of the option by the Bank.

Completion of the sale of the Bank's holdings in Bank Otsar Hahayal is subject to the receipt of the required permits and approvals by International Bank, including a permit from the Governor of the Bank of Israel and the approval of the Antitrust Commissioner. Upon completion of the sale, the Bank is expected to record a total net profit of approximately NIS 225 million in its financial statements.

E. On May 31, 2005, Bank Hapoalim (Switzerland) Ltd. acquired full ownership of the Swiss bank, Bank of New York – Inter Maritime Bank, Geneva (hereafter: "Maritime"). The consideration paid by Bank Hapoalim (Switzerland) Ltd. was approximately 102 million Swiss Francs.

The consideration is subject to adjustments to be carried out between the parties, including, among other things, adjustments based on the volume of Maritime's customers' assets at various dates specified in the acquisition agreement.

The excess cost of the acquisition over the equity of Maritime, based on an estimate of the consideration to be paid, is approximately NIS 135 million and it is amortized over a period of 10 years.

On January 1, 2006, Bank Hapoalim (Switzerland) Ltd. merged with Maritime, and Maritime ceased to exist as of that date.

Note 7
Investments in Equity-Basis Investees (continued)

The following are key data from the financial statements of Maritime as at December 31, 2005, as included in the consolidated statements of the Bank Group:

	in millions of NIS
Total assets	924
Credit to the public	444
Deposits from the public	556

F. On March 10, 2005, the Board of Directors of the Bank resolved to sell its full holdings in Signature Bank by announcing a public sale offering in the United States.
On March 31, 2005, the majority of the Bank's holdings in Signature Bank were sold. The Bank recorded a net profit in the amount of NIS 538 million in respect of the sale, which was included in the first quarter of 2005, under the item "Net profit from extraordinary transactions, after taxes".
Under an option granted to the underwriters to acquire the balance of the shares in Signature bank, additional shares were realized at the end of April 2005 at a total profit of NIS 13 million, which was included in the financial statements for the second quarter of 2005. Following the sales, as at December 31, 2005, the Bank holds 5.7% of the share capital of Signature Bank, which is included in the financial statements in the available for sale securities portfolio.
Subsequent to the sale, the Bank ceased consolidating the financial statements of Signature Bank, as of the end of the first quarter of 2005. In January 2006, an additional quantity of shares was sold. Following the sale, the Bank holds 4.8% of the share capital of Signature Bank.

Following are the principal data of the financial statements of Signature Bank, as included in the consolidated statements of the Bank Group:

Balance Sheet:	As at December 31, 2004
	In millions of NIS
Total assets	13,588
Securities	10,993
Credit to the public	2,927
Deposits from the public	11,615

Statement of Profit and Loss:	For the year ended December 31, 2004
	In millions of NIS
Profit from financing activities before provition for doubtful debts	294
Other income	57
Operating and other expenses	265
Minority interests	(8)
Net profit	91

G. On January 26, 2006, a wholly owned subsidiary of the Bank, Tarshish Hapoalim Holdings and Investments Ltd. (hereafter: "Tarshish"), acquired 11% of the share capital of Delek Real Estate Ltd. through a share allocation. Tarshish invested a total of approximately NIS 260 million in Delek Real Estate in consideration for the allocation. The investment in the company will be included in the Bank's financial statements based on the equity method.

H. During 2004, the Bank sold approximately 2.63% of the issued share capital of Clal Holdings, in two transactions. The Bank recorded a NIS 34 million net profit in respect of these sales, which was included under profit from extraordinary transactions after taxes. As at December 31, 2005, the Bank holds 14.19% of the issued share capital of Clal Holdings.
Should the Bank be interested in obtaining a pension advisor's license under the Supervision of Financial Services (engaging in pension advising and pension marketing) Law, 5765-2005, it will be required, among other things, to reduce its holdings in Clal Holdings to no more than 10% of the means of control of the company.

Note 7
Investments in Equity-Basis Investees (continued)

I. On January 26, 2006, Diur BP Ltd. (hereafter: "Diur"), a wholly owned subsidiary of the Bank, sold 13.05% of the share capital of Industrial Buildings Ltd. to Delek Real Estate, in consideration for a total of approximately NIS 250 million. The Bank will record a total net profit of approximately NIS 40 million in respect of this sale in the first quarter of 2006, to be included under the item 'profit from extraordinary activities after taxes.'

J. In August 2005, the Bank sold its entire holdings in Amot Investments Ltd. The Bank recorded a net profit after taxes of approximately NIS 32 million in respect of this sale, included under the item 'profit from extraordinary activities after taxes.

K. On December 13, 2005, an agreement was signed under which the Bank, through Tarshish Hapoalim Holdings and Investments Ltd., a wholly owned subsidiary, will acquire 57.55% of the means of control of C Kredi Ve Kalkinma Bankasi Anonim Sirketi (on January 1, 2006, the acquired bank changed its name to Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereinafter: "Bank Pozitif"), a bank incorporated and operating in Turkey, specializing in corporate and investment banking.
The owner of full control of Bank Pozitif is C Faktoring Anonim Sirketi, a company incorporated and operating in Turkey (hereinafter: "C Faktoring").
The acquisition will be carried out via an investment in the company's equity, currently at $66 million, against an allocation of shares. The Bank's investment, calculated based on shareholders' equity plus a 1.7% premium, is expected to stand at $113-$120 million, subject to adjustments to be carried out at the date of completion of the transaction. Through its investment in Bank Pozitif, the Bank intends to develop activity in the area of retail banking in Turkey, in addition to its current areas of activity.
Under the agreement, concurrent with the acquisition by the Bank, RP Explorer Master Fund, a company registered in the Cayman Islands (hereinafter: "RP"), will acquire 7.45% of the means of control of Bank Pozitif, in consideration for an investment of $15 million, through an allocation of shares.
RP was granted the right to purchase some of the Bank's holdings in means of control of Bank Pozitif within twelve months of completion of the transaction, against an amount not to exceed an additional $15 million, provided that after the purchase the Bank will retain no less than 50.1% of the means of control of Bank Pozitif. This right granted to RP is transferable to third parties.
If for some reason RP does not complete the transaction such that it will not be an owner of any means of control in Bank Pozitif, the Bank will be entitled to enlarge its holding in Bank Pozitif proportionally in its place. The parties also established a mechanism for compensation to be paid by the parties to RP should the latter be prevented from carrying out its investment in Bank Pozitif, all according to the terms stipulated in the agreement.
Concurrent with the acquisition agreement, an agreement was signed between the parties regulating their relationship as shareholders of Bank Pozitif starting at the date of completion of the transaction. The Bank, as controlling shareholder of Bank Pozitif, will appoint a majority of board members, while other shareholders will have the right to appoint board members in proportion to the rate of their holding in Bank Pozitif. Among other things, the agreement grants the parties the right of first refusal in sales of shares, joining rights and the right to join a sale of shares, and various rights related to a possible issue of Bank Pozitif shares, all according to the terms stipulated in the agreement.
The parties will attempt to complete the transaction within several months from the signing of the agreement. Completion of the transaction is contingent upon the fulfillment of various prerequisites, primarily the receipt of required approvals from the relevant authorities in Israel and in Turkey, including approvals from the Supervisor of Banks in each country.

L. On August 31, 2005, the Bank, through Hapoalim U.S.A., a wholly owned subsidiary, signed an agreement for the acquisition of a broker-dealer Investec (US) Incorporated, registered and operating in the United States.
The Bank will acquire the broker-dealer at a cost of approximately $30 million.
In March 2006, the acquisition was approved by the relevant authorities in the United States, and by the time of their approval, the acquisition was completed in the second half of March 2006. With the completion of the acquisition in March 2006, the acquired company changed its name to Hapoalim Securities U.S.A. Inc.

(in millions of NIS)

Note 8
Buildings and Equipment

A. Composition:

	Cost of assets					
	As at beginning of the reported year	Company Consolidated in the past	Company Consolidated for the first time	During the reported year: Additions	During the reported year: Disposals	As at balance sheet date
Buildings and land, including fixtures and leasehold improvements	**3,746**	**(63)**	**-**	**163**	**(105)**	**3,741**
Equipment, including computers and software, furniture and motor vehicles	**2,844**	**(9)**	**7**	**505**	**(147)**	**3,200**
Total	**6,590**	**(72)**	**7**	**668**	**(252)**	**6,941**

	Accumulated depreciation						Net book value	
	As at beginning of the reported year	Company Consolidated in the past	Company Consolidated for the first time	Depreciation in the reported year	In respect of disposals	As at balance sheet date	As at beginning of the reported year	As at balance sheet date
Buildings and land, including fixtures and leasehold improvements	**1,327**	**(15)**	**-**	**153**	**(77)**	**1,388**	**2,419**	**2,353**
Equipment, including computers and software, furniture and motor vehicles	**1,621**	**(2)**	**1**	**353**	**(149)**	**1,824**	**1,223**	**1,376**
Total	**2,948**	**(17)**	**1**	**506**	**(226)**	**3,212**	**3,642**	**3,729**

B. Average rates of depreciation

	December 31	
	2005	2004
	%	%
Building and land, including fixtures and leasehold improvements	**3.8**	4.1
Equipment, including computers and software, furniture and motor vehicles	**18.3**	18.1

C. Including rights by means of rental or lease of buildings and equipment with a period that does not exceed 49 years from the balance sheet date, in the amount of NIS 285 million (December 31, 2004: NIS 295 million).

D. Buildings designated for sale, amounting to NIS 28 million (December 31, 2004: NIS 22 million) are stated net of a provision for anticipated losses.

E. Rights in real estate in the amount of NIS 289 million (December 31, 2004: NIS 342 million) have not yet been recorded at the Land Registry Office, mainly due to a delay in the process of defining the areas to which the rights apply or because the registration process of such rights is still underway.

F. Including buildings which are not in use, mainly leased buildings, in the amount of NIS 3 million (December 31, 2004: NIS 8 million).

G. The cost of computers and software as at December 31, 2005 includes direct expenses which were capitalized in the amount of NIS 485 million (December 31, 2004: NIS 430 million).

(in millions of NIS)

Note 9
Other Assets

Composition:

	December 31	
	2005	2004
Deferred tax assets, net*	**354**	462
Current taxes - excess of advances paid over current provision for income tax	**211**	70
Assets received on settlement of debt	**104**	4
Expenses of issue of debentures	**67**	58
Accrued income	**288**	208
Prepaid expenses	**330**	270
Goodwill in a subsidiary company	**127**	-
Debit balances in respect of derivative financial instruments (except for embedded derivatives)	**5,502**	4,587
Other receivables	**690**	679
Total other assets	**7,673**	6,338

* See also Note 28C.

Note 10
Deposits from the Public

Composition:

	December 31	
	2005	2004
Demand deposits	**20,830**	28,392
Time deposits	**180,502**	162,916
Deposits in saving plans	**12,560**	15,358
Total deposits from the public	**213,892**	206,666

Note 11
Deposits from Banks

Composition:

	December 31	
	2005	2004
Commercial banks:		
Demand deposits	**1,677**	1,536
Time deposits	**4,283**	3,723
Acceptances	**451**	380
Central banks:		
Demand deposits	**-**	320
Special banking corporations:		
Demand deposits	**-**	65
Time deposits	**13**	1,277
Total deposits from banks	**6,424**	7,301

Note 12
Debentures
and Subordinated
Notes

Composition:

	December 31			
	2005		**2005**	2004
	Average life	Internal rate of return(2)	(in millions of NIS)	
In Israeli currency(3)				
Unlinked	**3.0**	**7.2%**	**1,158**	1,159
Linked to the CPI	**5.6**	**5.1%**	**13,131**	8,664
Linked to foreign currency	**4.6**	**6.7%**	**100**	103
Linked to share indexes(4)			**406**	873
In foreign currency(5)	**1.7**	**6.3%**	**6,566**	7,452
Total debentures and subordinated notes			**21,361**	18,251
Including: subordinated notes(6)(7)	**5.2**	**5.8%**	**11,007**	9,600

(1) The average life is the weighted average of maturity periods, taking into account the future cash flows discounted at the internal rate of return.
(2) The internal rate of return represents the interest rate which equates the amount presented in the balance sheet with the present value of future cash flows.
(3) Debentures in the amount of NIS 9,680 million (December 31, 2004: NIS 5,531 million), are listed on the Tel-Aviv stock exchange and the remaining debentures are unlisted.
(4) Including exchange-traded funds in the amount of NIS 327 million, (31.12.04: NIS 707 million), linked to the S&P 500 index, maturing in 2029, and exchange-traded funds in the amount of NIS 79 million, (31.12.04: NIS 166 million), linked to the NASDAK 100 index, maturing in 2014. The funds may be redeemed on any day by holders.
(5) Listed in stock exchanges in Israel and abroad.
(6) Including NIS 758 million (December 31, 2004: NIS 739 million) of subordinated capital notes (Series A) that were issued in 2004 for a period of 100 years and that can be redeemed early with effect from the fifteenth year from their issue. In accordance with terms of the issue, when certain events occur, the capital notes will be converted to ordinary shares of the Bank. The subordinated capital notes have been approved by the Supervisor of Banks as a "hybrid capital instruments" that are included in the Bank's supplementary capital in connection with Proper Banking Management Directive No. 311. The aforementioned capital notes are listed for trading on the Tel Aviv Stock Exchange.
(7) Including NIS 481 million (December 31, 2004: NIS 468 million) of subordinated capital notes (Series B) that were issued in February 2004 for a period of 99 years, and that can be redeemed early with effect from the fifteenth year from their issue. In accordance with terms of the issue, when certain events occur, the capital notes will be converted to ordinary shares of the Bank.
The subordinated capital notes were approved by the Supervisor of Banks as a "hybrid capital instruments" that are included in tier 1 Capital of the Bank in connection with Proper Banking Management Directive No. 311. The aforementioned capital notes are listed for trading on the Tel Aviv Stock Exchange.

According to the terms of issue, under certain conditions, the debentures are redeemable prior to maturity.
As security for debentures issued by subsidiary companies, liens were registered on assets of those companies.

Note 13
Other Liabilities

Composition:

	December 31	
	2005	2004
	(in millions of NIS)	
Provision for deferred taxes, net*	**125**	90
Current taxes - excess of current provision for taxes over advances paid	**64**	186
Proposed dividend	**365**	-
Deferred income	**542**	391
Employees, in respect of salaries and related expenses, net	**1,513**	1,400
Accrued expenses	**462**	389
Goodwill in subsidiaries	**11**	12
Credit balances due to derivative financial instruments (except for embedded derivatives)	**5,744**	4,898
Provision for doubtful debts with respect to items not included in credit to the public	**825**	729
Other creditors and credit balances	**1,749**	1,415
Total other liabilities	**11,400**	9,510

* See also Note 28C.

Note 14
Shareholders' Equity

A. Share capital

	Amount in NIS		
	Authorized	Issued and paid-up	
		December 31	
		2005	2004
Ordinary shares of NIS 1 par value	**2,000,000,000**	**1,258,010,840**	1,254,527,509

The shares are registered for trading in the Tel-Aviv and in the London stock exchanges.

B. Options to senior employees:

Under a plan for the private allotment of options, at no cost, non-marketable options exercisable to ordinary shares of the Bank of par value of NIS 1 each were allotted. The balance of the options as of December 31, 2005 totaled 2,706,660 options (December 31, 2004: 6,189,992 options)

From January 1, 2006, to the date of publication of the financial statements, 2,523,328 options out of the above balance were exercised to shares.

The options can be exercised as follows:

One third of the options are exercisable after 36 months from the allotment date (hereinafter – "the determining date"), one third after 48 months from the determining date and one third after 60 months from the determining date.

Despite the aforementioned, every employee is entitled to exercise all of the options after 63 months from the determining date. In every case of the exercise of the options, a subsidiary of the Bank or a trustee acting on its behalf will offer to purchase from the employee the shares so acquired at their market price on the day of exercise, so that the employee will be left with a quantity of shares that reflects the benefit component, which constitutes the difference between the market value of the shares and the exercise price of the options relating to the quantity of options that will be exercised by the employee, divided by the market value of the shares on that date.

The exercise price of the option in respect of each share exercised is linked to the CPI, subject to adjustments necessitated by the distribution of dividends and/or bonus shares and/or from the issue of rights by the Bank as from the decision date to grant the option. As at December 31, 2005, the exercise prices (after the relevant adjustments to every allotment), are ranging between NIS 7.54 and NIS 9.10. The share's price in the stock exchange at balance sheet date amounted to NIS 21.38.

Regarding the benefit - see Note 26.

Note 14
Shareholders' Equity
(continued)

C. Options to Bank Employees:

In May 2004, the Board of Directors of the Bank has approved a plan to allocate 24 million non-tradable options, at no cost, to permanent Bank employees, exercisable to 24 million ordinary 1 NIS shares of the Bank. The options will be allocated over six years, in portions of 4 million options each. In addition, in December 2005, the Board of Directors of the Bank approved an additional option plan for Bank employees under personal contracts. The plan stipulates that four portions will be granted, one each year in 2006-2009. The number of options notes to be granted under the plan in each of the years will be determined by the Board of Directors of the Bank, as its sole discretion. The options may be exercised during a one year period, beginning 48 months after January 1 of the year in which the options were allocated. The balance of the options as of December 31, 2005 totaled 7,921,563 options. In February 2006, the Bank granted the third portion of 4,044,014 options to its employees and 59,609 option notes within the first portion of the plan for employees under personal contracts.

D. Dividends:

The Board of Directors of Bank Hapoalim has decided on a dividend policy under which at least half of net profits each year are distributed as dividends, every quarter. The distribution of dividends by the Bank is subject to legal directives, including restrictions derived from Proper Conduct of Banking Business Directive No. 331, with regard to the distribution of dividends by a banking corporation. No dividend will be distributed which would bring about one of the following: (1) the Bank could not comply with the Supervisor of Banks' restrictions with regard to dividend distribution (as specified in Proper Conduct of Banking Business Directive No. 331); or (2) the ratio of the Bank's capital to risk assets would drop below 9%; or (3) the non-monetary assets of the Bank would exceed its shareholders' equity; or (4) the Bank could not comply with the requirements of Section 23A of the Banking (Licensing) Law, 5741-1981 (the "Banking (Licensing) Law"), which stipulates a limit with regard to the percentage of capital which a banking corporation may invest in non-financial corporations; or (5) the Bank's ratio of Tier 1 capital (excluding hybrid Tier 1 capital) to risk assets would drop below 6%.
The permission granted by the Governor of the Bank of Israel to the Arison-Dankner Group to acquire the controlling interest in Bank Hapoalim states that no dividend shall be distributed from profits accrued at the Bank up until June 30, 1997 (the day prior to the acquisition of the controlling interest), unless the Supervisor of Banks has consented in advance and in writing.
The balance of surplus at the Bank on December 31, 2005, totaled NIS 8,592 million, of which a total of NIS 2,786 million cannot be distributed as dividends.

Note 15
Capital Adequacy

Directive No. 311 of the Proper Banking Management directives, stipulates the directives for the requirement of capital adequacy in banking corporations, and details the guidelines for the calculation of the capital to risk assets ratio.
The directive also details the different components that will be included in each of the capital elements and the weighting rate of the balance sheet and off-balance sheet assets, according to which credit risk balances will be calculated.

1. Capital for the purpose of calculating the capital to risk assets ratio

	December 31	
	2005	2004
	(in millions of NIS)	
Tier I capital[(1)]	**17,037**	16,617
Tier II capital:		
Upper tier II[(2)]	**1,481**	1,462
Other tier II	**7,281**	6,553
Less - investment in shares of equity - basis investees	**(30)**	(36)
Total	**25,769**	24,596
(1) Tier I Capital includes - Upper tier I	**481**	468
(2) Upper tier II includes:		
General provision for doubtful debts constitute part of the tier II		
capital and is not deducted from credit to the public	**723**	723
Subordinated capital notes that constitute "Hybrid capital instruments"	**758**	739

(in millions of NIS)

Note 15
Capital Adequacy
(Continued)

2. Weighted average balances of credit risk

	December 31			
	2005		2004	
	Balances(2)	Risk balances	Balances(2)	Risk balances
Credit risk				
Assets				
Cash on hand and deposits with banks	**41,062**	**6,572**	31,041	5,081
Securities	**33,813**	**9,829**	*36,001	*10,228
Credit to the public(1)	**185,856**	**167,139**	*183,193	*163,985
Credit to governments	**1,193**	**246**	1,761	451
Investments in equity-basis investees	**662**	**626**	789	744
Buildings and equipment	**3,729**	**3,729**	3,642	3,642
Other assets	**7,673**	**5,576**	6,338	4,164
Total assets	**273,988**	**193,717**	262,765	188,295
Off-balance sheet instruments				
Transactions in which the balance reflects credit risk	**31,928**	**28,485**	26,382	22,801
Derivative financial instruments	**28,462**	**15,797**	18,962	8,913
Total off-balance sheet instruments	**60,390**	**44,282**	45,344	31,714
Total credit risk assets	**334,378**	**237,999**	308,109	220,009
Market risk		**4,222**		3,867
Total risk assets	**334,378**	**242,221**	308,109	223,876
(1) General provision for doubtful debts constitutes upper tier II capital and is not deducted from credit to the public	**723**		723	

(2) Assets - balance sheet balances; off-balance sheet instruments-stated value calculated taking into account the conversion ratios to credit.

* Reclassified.

Note 15
Capital Adequacy
(Continued)

3. Ratio of capital to risk assets

	December 31	
	2005	2004
The ratio of Tier I capital to risk assets	**7.03%**	7.42%
Total ratio of capital to risk assets	**10.64%**	10.99%
Total ratio of capital to risk assets as required by the Supervisor of Banks	**9.00%**	9.00%

Note 16
Liens

A. Under a general arrangement for the receipt of credit from the Bank of Israel (net credit, after deduction of the balance of the Bank's deposits with the Bank of Israel), Israeli banks are required to provide the Bank of Israel with appropriate security for such credit. As at December 31, 2005, no assets were pledged against deposits from the Bank of Israel.
In 2006 securities were pledged for the benefit of the Bank of Israel.

B. Debentures and subordinated notes issued by subsidiaries, totaling as at December 31, 2005 NIS 14,268 million (December 31, 2004: NIS 12,646 million) are secured mainly by floating liens on assets of these subsidiaries.

C. Deposits and securities in foreign currency held by the Bank's group abroad, as at December 31, 2005 in the amount of NIS 2,048 million (December 31, 2004: NIS 2,858 million) were pledged mainly to secure deposits from the public (through the FDIC) in accordance with the requirements of government authorities in the U.S. and in favor of monetary loans from Central Banks in their countries.

D. The Bank is a member in the Euroclear clearing-house which is a clearing system for securities traded in international markets. For its activity in securities through this clearing-house and as a pledge for credit line established by the clearing-house operator in its favor, the Bank pledged cash and securities amounting as at December 31, 2005 to U.S.$ 50 million (NIS 230 million).

E. Securities were pledged to secure deposits that were accepted in the framework of a transaction to sell assets in conditions for repurchase. As at December 31, 2005 no securities were pledged.

F. The Bank is a member of the Maof Clearing House Ltd. and of the Stock Exchange Clearing House Ltd. For the purpose of the operation of the Clearing Houses, and in order to guarantee transactions under the Bank's responsibility, the Bank has pledged bonds in accounts opened for that purpose at those Clearing Houses. The balance of bonds pledged as at December 31, 2005, totaled NIS 2.1 billion.

G. The Bank and its consolidated companies have CSA (credit support annex) agreements with foreign banks, aimed at minimizing the mutual credit risks that arise between banks in the course of derivatives trading. Under these agreements, the value of the derivatives transactions executed between the parties is periodically measured, and if the net exposure of one of the parties exceeds a predetermined threshold, that party provides deposits to the other party, through liens, until the date of the next measurement. As at December 31, 2005, the Bank Group provided deposits to foreign banks in a total amount of $97 million.

Note 17
Employee Rights

A. Retirement Compensation and Pensions:

(1) General

The pension rights of employees reaching retirement age are covered by the amounts accumulated in pension funds. In addition, the Bank deposits additional amounts in provident funds to cover its liability for severance pay for those entitled thereto. When an employee retires, the Bank is no longer liable for payment of severance pay. However, in cases of dismissal, the Bank is required from time to time to make supplementary payments. Based on previous experience, these payments are immaterial. Taking the above into consideration and in anticipation of future trends, the Bank does not record a provision for such supplementary payments. At a number of subsidiary companies, these amounts are covered by amounts accrued in funds and by insurance policies in favor of the employees.

(2) Personal Contracts - Bank Employees

(a) By approval of the general assembly, at the end of his term of service, the Chairman of the Board of Directors is entitled to retirement pay at a rate of 250% per year and six months' adjustment pay; should he retire other than on his own initiative – twelve months' adjustment pay.

(b) By approval of the general assembly, the Chairman of the Board of Directors of Isracard Ltd. and of companies in the Poalim Capital Market group (which are subsidiaries of the Bank), who is a controlling shareholder and a member of the Board of Directors of the Bank, is entitled, at the end of his term of service at these companies, to retirement pay at a rate of 250% per year, and six months' adjustment pay; should he retire other than on his own initiative – twelve months' adjustment pay.

(c) The Chief Executive Officer (CEO) is employed under a personal contract, according to which at the end of the agreement period, and in the event that the CEO'S employment is terminated, whether at his initiative or at the initiative of the Bank, the CEO shall be entitled to compensation at a rate of 220% for the period of his employment as CEO, and at a rate of 250% for the period of his employment prior to his appointment to the position of CEO.

The financial statements include sufficient provisions to cover these obligations, as detailed in items 2(A), (B) and (C) above.

(d) Members of the Board of Management are employed under personal contracts, according to which, in the event that the Bank decides on its own initiative to dismiss the member of the Board of Management or to terminate his/her employment at the end of the agreement period, the member of the Board of Management shall be entitled to severance compensation at the rate customary at the Bank at that time. In addition, personal contracts were signed with a group of senior employees, under which the Bank has committed to pay these employees severance compensation at a rate of 250%, in the event that their employment is terminated at the initiative of the Bank.

The personal contracts of the members of the Board of Management and of the group of senior employees state that in the event that the employee's employment is terminated by the Bank, and the employee has reached the age of 58 years (56 years in some of the contracts), but has not yet reached the age of 62 years (60 years in some of the contracts), and the employee has been employed at the Bank for at least 20 years, the employee shall be entitled to choose the option of early retirement terms, under which the Bank will pay the employee a monthly pension until he/she reaches legal retirement age. The monthly pension will be calculated based on the accrual rate in the pension fund of which the employee was a member up until the date of his/her early retirement, according to the number of years of actual employment at the Bank, provided that the pension does not exceed 70% of the employee's salary.

In the event that the employee's employment is terminated by the Bank and the employee has reached the age of 62 years (60 years in some of the contracts), the Bank will complete the amount of severance compensation due to the employee for the period of his/her employment to a rate of 100% only; however, alternatively, the employee will have the option of choosing the early retirement terms described above.

(e) At the end of 2005, the Bank formulated a change in the terms of employment of the Bank's senior executives, including members of the Board of Management and a group of certain senior employees employed under personal contracts. The main principles of the change were approved by the Board of Directors in early 2006. Under the new terms, in cases in which the Bank decides on its own initiative to terminate the employment of a member of the Board of Management or of a senior employee, or when a member of the Board of Management or a senior employee reaches the date on which the sum of his/her age and his/her period of employment at the Bank exceeds 75 years (for a member of the Board of Management serving at least 7 years in his/her position – the number of years of service on the Board of Management will be added as additional years of employment for the purpose of accrual of 75 years, as described above), the member of the Board of Management or the senior employee will be entitled to early retirement, and may choose between enlarged severance compensation at a rate of 250% of his/her last monthly salary multiplied by the number of years of employment at the Bank, or a monthly pension at varying rates to be paid from the date of his/her early retirement until he/she reaches the retirement age specified by law. The rate of the pension for a member of the Board of Management is 2.67% per year for the first 15 years of work, 2% per year for each additional year in which he/she did not serve as a member of the Board of Management, and 2.5% for each year in which he/she served as a member of the Board of Management, up to a maximum rate of 70% of the salary that entitles him/her to the pension. For senior employees, as noted above, who are not members of the Board of Management, the rate of pension is 2.55% for the first 15 years of work, 1.5% for each subsequent year until the signing of a personal contract, and 2% for each additional year, up to a maximum rate of 70% of the salary that entitles the employee to a pension. A member of the Board of Management or a senior employee who has reached the age of 62 may only choose the early retirement terms pension.

Note 17
Employee Rights
(Continued)

The amount of the maximum additional expenditure for the Bank at the balance sheet date, beyond its legal obligation to pay compensation, totals NIS 189 million. In the opinion of the Board of Management of the Bank, and based on past experience, it is not expected that all of the aforesaid employees will retire with an entitlement to enlarged compensation or early pensions. Therefore, the financial statements include a provision at a rate of 25% of the amounts described above.

(3) The surplus of the amount funded for severance pay over the provision, net as at the balance date totals NIS 17 million (December 31, 2004: surplus of the provision over the amount funded for NIS 167 million), with NIS 104 million included in other assets (December 31, 2004: NIS 4 million) and NIS 87 million included in other liabilities (December 31, 2004: NIS 171 million).

B. Bonuses:

(1) The Chairman of the Board of Directors of the Bank and the CEO of the Bank are entitled to an annual bonus at varying rates, based on the Bank's net profit, net return on equity, as well as the rate of net return on assets.

(2) The Chairman of the Board of Directors of Isracard Ltd. and additional companies in the Poalim Capital Markets Group, subsidiaries of the Bank, who is a controlling shareholder and a Director of the Bank is entitled to an annual bonus at varying rates, based on the Bank's net profit, net return on equity, as well as the rate of net return on assets. The bonus is paid by the subsidiaries.

(3) Members of the Board of Management and a group of senior employees under personal contracts are entitled to an annual bonus based on the Bank's rate of net return on equity. The rate of return determines the number of monthly salaries to which employees are entitled as an annual bonus. Entitlement to an annual bonus is contingent upon a rate of return no lower than 8.5%, for contracts signed starting from 2006, no lower than 12%.

(4) In 2004, an agreement was signed with the employees' union at the Bank, under which all Bank employees will be entitled to an annual bonus expressed in units of monthly salaries at varying rates, based on the rate of net return on equity. The bonus for each individual employee is differential and is based on the achievements of the employee and of the unit to which he/she belongs.

(5) The Bank has granted the CEO, the members of the Board of Management and a group of senior employees phantom options, which entitle the employee to a monetary grant at the date of realization, based on the difference between the price of the Bank's share on the stock exchange at that date, and the basis price as established for that employee at the time the options were granted.

(6) The CEO, members of the Board of Management, and a group of senior employees under personal contracts are entitled to an annual signing bonus (not conditional), throughout the period of their employment.

(7) Employees are entitled to a 'jubilee bonus' at the end of 25 and 40 years of employment at the Bank.

(8) Employees are entiteled to a bonus for unused sick days upon retirement.

The liability regarding section (7) and (8) above is calculated based on actuarial calculations, including real salary gains at a rate of 1% per year, capitalized at an annual discount rate of 4%. The balance of the provision at the balance sheet date totals NIS 274 million (December 31, 2004: NIS 235 million).

The financial statements include full provisions for the said bonuses.

C. Vacations

Bank employees are entitled, by law and according to employment agreements, to annual vacation days. The provision was calculated based on employees' most recent salaries and the number of vacation days accumulated, with the addition of the required incidental expenses. The balance of the provision at the balance sheet date totals NIS 70 million (December 31, 2004: NIS 118 million).

D. Retirement plans

The balance of the provision for retirement plans implemented in recent years amounts to NIS 450 million (December 31, 2004: NIS 534 million), based on actuarial calculations, including real salary gains of 1% per year, and capitalized at an annual discount rate of 4%.

as at December 31, 2005 (in millions of NIS)

Note 18
Assets and Liabilities According to Linkage Basis

	December 31, 2005						
	Israeli currency		Foreign currency[1]				
	Unlinked	Linked to the CPI	U.S. Dollars	Euro	Other	Non-monetary items*	Total
Assets							
Cash on hand and deposits with banks	**8,614**	**1,160**	**25,947**	**3,241**	**2,100**	**-**	**41,062**
Securities	**11,770**	**1,633**	**12,882**	**3,937**	**2,124**	**1,467**	**33,813**
Credit to the public[2]	**73,225**	**57,201**	**39,006**	**5,891**	**9,790**	**20**	**185,133**
Credit to governments	**-**	**473**	**717**	**3**	**-**	**-**	**1,193**
Investments in equity-basis investees	**-**	**-**	**-**	**-**	**-**	**662**	**662**
Buildings and equipment	**-**	**-**	**-**	**-**	**-**	**3,729**	**3,729**
Other assets	**1,734**	**211**	**2,554**	**172**	**2,474**	**528**	**7,673**
Total assets	**95,343**	**60,678**	**81,106**	**13,244**	**16,488**	**6,406**	**273,265**
Liabilities							
Deposits from the public	**91,542**	**29,559**	**73,461**	**11,370**	**7,940**	**20**	**213,892**
Deposits from banks	**1,240**	**1,779**	**2,388**	**488**	**529**	**-**	**6,424**
Deposits from the Government	**353**	**2,813**	**193**	**3**	**1**	**-**	**3,363**
Debentures and subordinated notes	**1,158**	**13,131**	**5,950**	**393**	**323**	**406**	**21,361**
Other liabilities	**4,180**	**601**	**3,352**	**267**	**2,469**	**531**	**11,400**
Total liabilities	**98,473**	**47,883**	**85,344**	**12,521**	**11,262**	**957**	**256,440**
Excess of assets (liabilities)	**(3,130)**	**12,795**	**(4,238)**	**723**	**5,226**	**5,449**	**16,825**
Effect of hedging derivatives:							
Derivatives instruments							
(not including options)	**-**	**-**	**515**	**(144)**	**(371)**		
Effect of not hedging derivatives:							
Derivatives instruments							
(not including options)	**4,612**	**(3,547)**	**4,328**	**(847)**	**(4,872)**	**326**	
Options in the money, net							
(in terms of underlying asset)	**328**	**(218)**	**(774)**	**486**	**178**		
Options out of the money, net							
(in terms of underlying asset)	**37**	**(51)**	**73**	**(51)**	**(8)**		
Total	**1,847**	**8,979**	**(96)**	**167**	**153**	**5,775**	
Options in the money, net							
(present value of stated amount)	**190**	**(240)**	**(644)**	**594**	**100**		
Options out of the money, net							
(present value of stated amount)	**532**	**(48)**	**171**	**(180)**	**(475)**		

* Including derivative instruments which their underlying asset present non-monetary item.
(1) Including linked to foreign currency.
(2) After deducting provisions for doubtful debts - partly from borrowers who were specifically identified and partly according to the proportion of each linkage basis to the total credit to the public.

(in millions of NIS)

Note 18
Assets and Liabilities According to Linkage Basis (continued)

	December 31, 2004						
	Israeli currency		Foreign currency[1]				
	Unlinked	Linked to the CPI	U.S. Dollars	Euro	Other	Non-monetary items**	Total
Assets							
Cash on hand and deposits with banks	6,455	1,446	18,814	3,456	870	-	31,041
Securities	*9,828	*2,222	*16,711	3,130	2,252	*1,858	*36,001
Credit to the public[2]	64,789	*52,804	*47,715	6,526	10,636	-	*182,470
Credit to governments	-	1,087	660	14	-	-	1,761
Investments in equity-basis investees	-	-	-	-	-	789	789
Buildings and equipment	-	-	-	-	-	3,642	3,642
Other assets	2,029	15	2,230	1,012	727	325	6,338
Total assets	*83,101	57,574	86,130	14,138	14,485	*6,614	262,042
Liabilities							
Deposits from the public	83,198	32,019	72,906	12,294	6,249	-	206,666
Deposits from banks	752	1,658	3,791	321	779	-	7,301
Deposits from the Government	70	3,077	884	14	-	-	4,045
Debentures and subordinated notes	1,159	8,664	6,488	640	427	873	18,251
Other liabilities	3,899	633	2,669	892	1,044	373	9,510
Total liabilities	89,078	46,051	86,738	14,161	8,499	1,246	245,773
Excess of assets (liabilities)	*(5,977)	11,523	(608)	(23)	5,986	*5,368	16,269
Effect of hedging derivatives:							
Derivatives instruments							
(not including options)	-	-	1,317	(330)	(987)		
Effect of not hedging derivatives:							
Derivatives instruments							
(not including options)	4,898	(1,209)	1,163	429	(5,281)		
Options in the money, net							
(in terms of underlying asset)	81	(228)	548	(230)	(171)		
Options out of the money, net							
(in terms of underlying asset)	(159)	11	384	(26)	(210)		
Total	*(1,157)	10,097	2,804	(180)	(663)		
Options in the money, net							
(present value of stated amount)	52	(269)	1,177	(638)	(322)		
Options out of the money, net							
(present value of stated amount)	865	17	(1,039)	623	(466)		

* Reclassified.
** Including derivatives instruments which their underlying asset present non-monetary item.
(1) Including linked to foreign currency.
(2) After deducting provisions for doubtful debts - partly from borrowers who were specifically identified and partly according to the proportion of each linkage basis to the total credit to the public.

Note 19
Assets and Liabilities According to Linkage Basis and Maturity Date*

December 31, 2005	Future expected cash flows demand to 1 month	From 1 to 3 months	From 3 months to 1 year
Israeli Currency - Unlinked:			
Assets	**38,151**	**7,985**	**16,602**
Liabilities	**75,241**	**5,361**	**9,762**
Difference	**(37,090)**	**2,624**	**6,840**
Derivatives transactions (except options)	**2,301**	**(519)**	**556**
Options (in terms of the underlying asset)	**(272)**	**72**	**436**
Israeli Currency-Linked to the CPI:			
Assets	**1,589**	**2,633**	**9,527**
Liabilities	**1,486**	**1,211**	**7,454**
Difference	**103**	**1,422**	**2,073**
Derivatives transactions (except options)	**(112)**	**89**	**(1,204)**
Options (in terms of the underlying asset)	**(199)**	**31**	**(1)**
Foreign Currency - Israeli operations(1)			
Assets	**26,687**	**5,371**	**12,026**
Liabilities	**30,897**	**14,918**	**7,268**
Difference	**(4,210)**	**(9,547)**	**4,758**
Derivatives transactions (except options)	**(2,190)**	**109**	**714**
Options (in terms of the underlying asset)	**471**	**(103)**	**(435)**
Foreign Currency - Foreign operations:			
Assets	**18,528**	**4,175**	**7,632**
Liabilities	**17,087**	**5,186**	**9,830**
Difference	**1,441**	**(1,011)**	**(2,198)**
Derivatives transactions (except options)	-	-	-
Non-monetary items:			
Assets	-	-	-
Liabilities	-	-	-
Difference	-	-	-
Derivatives transactions (except options)	-	-	-

* In this note are presented future expected cash flows in respect of assets and liabilities according to linkage bases, according to the outstanding expected maturity periods of each cash flow. The data are presented less provisions for doubtful debts.
Unlinked deposits, at interest rates derived from the prime rate, with an option for early redemptions, were included under the first period of option realization after balance sheet date. Interest on contracts in which interest is variable (on fix dates in advance or with dates not fixed in advance), was calculated according to interest rates in effect on December 31, 2005.

(1) Including linked to foreign currency.
(2) Assets without a repayment period, including assets in the sum of NIS 961 million, which are past due.
(3) As included in Note 18 "Assets and Liabilities according to Linkage Basis", including off-balance sheet amounts in respect of derivatives.

(in millions of NIS)

From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	From 5 to 10 years	From 10 to 20 years	Over 20 years	Total Cash flow	Balance-sheet balance(3) With no fixed repayment period(2)	Balance-sheet balance(3) Total
10,729	**7,455**	**4,726**	**4,099**	**7,580**	**1,417**	**172**	**98,916**	**2,605**	**95,343**
4,033	**2,385**	**2,587**	**575**	**500**	**130**	**19**	**100,593**	**955**	**98,473**
6,696	**5,070**	**2,139**	**3,524**	**7,080**	**1,287**	**153**	**(1,677)**	**1,650**	**(3,130)**
510	**708**	**144**	**852**	**312**	**-**	**-**	**4,864**	**-**	**4,612**
(5)	**21**	**11**	**9**	**43**	**35**	**3**	**353**	**-**	**365**
10,002	**8,407**	**7,180**	**7,218**	**18,445**	**12,428**	**1,174**	**78,603**	**73**	**60,678**
7,106	**5,795**	**5,612**	**5,202**	**20,491**	**7,131**	**156**	**61,644**	**10**	**47,883**
2,896	**2,612**	**1,568**	**2,016**	**(2,046)**	**5,297**	**1,018**	**16,959**	**63**	**12,795**
366	**(29)**	**(138)**	**(835)**	**(408)**	**(1,367)**	**(2)**	**(3,640)**	**-**	**(3,547)**
(99)	**-**	**-**	**-**	**-**	**-**	**-**	**(268)**	**-**	**(269)**
6,120	**5,119**	**3,480**	**2,834**	**5,726**	**2,106**	**367**	**69,836**	**50**	**63,319**
3,421	**790**	**1,517**	**321**	**1,701**	**181**	**34**	**61,048**	**119**	**60,308**
2,699	**4,329**	**1,963**	**2,513**	**4,025**	**1,925**	**333**	**8,788**	**(69)**	**3,011**
(815)	**(680)**	**(12)**	**(24)**	**66**	**1,282**	**-**	**(1,550)**	**-**	**(1,077)**
104	**(21)**	**(11)**	**(9)**	**(43)**	**(35)**	**(3)**	**(85)**	**-**	**(96)**
3,488	**3,229**	**3,113**	**3,829**	**8,084**	**6,224**	**11,193**	**69,495**	**218**	**47,519**
3,087	**1,624**	**3,627**	**1,866**	**8,010**	**8,950**	**171**	**59,438**	**392**	**48,819**
401	**1,605**	**(514)**	**1,963**	**74**	**(2,726)**	**11,022**	**10,057**	**(174)**	**(1,300)**
-	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**12**
-	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**6,406**	**6,406**
-	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**957**	**957**
-	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**5,449**	**5,449**
-	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**326**	**-**

Note 19
Assets and Liabilities According to Linkage Basis ad Maturity Date** (continued)

	Future expected cash flows		
Total as at December 31, 2005	On demand to 1 month	From 1 to 3 months	From 3 months to 1 year
Assets	**84,955**	**20,164**	**45,787**
Liabilities	**124,711**	**26,676**	**34,314**
Difference	**(39,756)**	**(6,512)**	**11,473**
Derivatives transaction (except options)	**(1)**	**(321)**	**66**

	Future expected cash flows		
Total as at December 31, 2004	On demand to 1 month	From 1 to 3 months	From 3 months to 1 year
Assets	*75,877	20,936	46,118
Liabilities	119,469	27,275	29,589
Difference	*(43,592)	(6,339)	16,529
Derivatives transaction (except options)	-	9	40
Options (in terms of the underlying asset)	-	12	8

* Reclassified.

** In this note are presented future expected cash flows in respect of assets and liabilities according to linkage bases, according to the outstanding expected maturity periods of each cash flow. The data are presented less provisions for doubtful debts.
Unlinked deposits, at interest rates derived from the prime rate, with an option for early redemptions, were included under the first period of option realization after balance sheet date. Interest on contracts in which interest is variable (on fix dates in advance or with dates not fixed in advance), was calculated according to interest rates in effect on December 31, 2005.

(1) Assets without a repayment period, including assets in the sum of NIS 961 million, which are past due.

(2) As included in Note 18 "Assets and Liabilities according to Linkage Basis", including off-balance sheet amounts in respect of derivatives.

(in millions of NIS)

From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	From 5 to 10 years	From 10 to 20 years	Over 20 years	Total Cash flow	Balance-sheet balance(2) With no fixed repayment period(1)	Total
30,339	**24,210**	**18,499**	**17,980**	**39,835**	**22,175**	**12,906**	**316,850**	**9,352**	**273,265**
17,647	**10,594**	**13,343**	**7,964**	**30,702**	**16,392**	**380**	**282,723**	**2,433**	**256,440**
12,692	**13,616**	**5,156**	**10,016**	**9,133**	**5,783**	**12,526**	**34,127**	**6,919**	**16,825**
61	**(1)**	**(6)**	**(7)**	**(30)**	**(85)**	**(2)**	**(326)**	**326**	**-**

From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	From 5 to 10 years	From 10 to 20 years	Over 20 years	Total Cash flow	Balance-sheet balance(2) With no fixed repayment period(1)	Total
33,175	23,196	17,363	15,014	37,423	19,060	5,112	*293,274	*10,368	262,042
17,349	13,256	8,625	9,713	25,327	16,503	2,450	269,556	2,951	245,773
15,826	9,940	8,738	5,301	12,096	2,557	2,662	*23,718	*7,417	16,269
66	66	11	(10)	(48)	(130)	(4)	-	-	-
-	1	-	-	(21)	-	-	-	-	-

(in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments

	December 31	
	2005	2004
A. Off-balance sheet financial instruments:		
Contract balances or nominal amounts		
Transactions, the balance of which represents a credit risk:		
(a) Documentary credit	**1,027**	1,002
(b) Credit guarantees	**9,687**	8,181
(c) Guarantees to purchasers of apartments	**4,290**	4,098
(d) Obligations in respect of transactions with credit cards	**6,323**	5,701
(e) Other guarantees and liabilities	**10,608**	8,829
(f) Unutilized credit facilities for credit cards	**12,779**	12,444
(g) Unutilized revolving debitory facilities	**43,312**	40,088
(h) Irrevocable obligations to grant credit, which has been approved but is yet undrawn	**29,489**	*20,172
(i) Obligations to issue guarantees	**3,477**	2,867

* Restated.

	December 31	
	2005	2004
B. Off-balance sheet commitment regarding activity per the extent of collection for year-end		
Credit balance from deposits as per extent of collection(1)		
Israeli currency - unlinked	**3,604**	3,706
Israeli currency - linked to the CPI	**9,702**	10,139
Foreign currency	**2,199**	319
Total	**15,505**	14,164

(1) Not including standing loans and deposits from the Government which were deposited in their behalf, in the amount of NIS 1,359 million (December 31, 2004: NIS 1,538 million).

(in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments (continued)

B. Off-balance sheet commitment regarding activity per the extent of collection for year-end (continued)

Future flows of collection commissions and interest margin as per extent of collection activity[1]

	Up to 1 year	From 1 to 3 years	From 3 to 5 years	From 5 to 10 years	From 10 to 20 years	Over 20 Years	Total	December 31 2004 Total
1. Linked to the CPI[2]								
Future contractual flows	**61**	**111**	**96**	**198**	**225**	**11**	**702**	765
Management estimate of early repayments	**61**	**107**	**89**	**167**	**162**	**6**	**592**	641
Future flows net of management estimate of early repayments[3]	**60**	**99**	**75**	**125**	**96**	**3**	**458**	485
2. Unlinked								
Future contractual flows	**19**	**13**	**3**	**5**	**5**	**-**	**45**	46
Management estimate of early repayments	**19**	**13**	**3**	**4**	**4**	**-**	**43**	46
Future flows net of management estimate of early repayments[3]	**19**	**13**	**3**	**4**	**4**	**-**	**43**	44

(1) Credit and deposits from deposits which their repayment to the depositor is dependant on the collection of the credit (or deposits) with margin or collection commission (instead of margin).
(2) Including foreign currency segment
(3) The future flows were discounted at the rate of 4.09% (2004 - 4.20%).

Information on loans granted during the year in mortgage banks:

	December 31 **2005**	2004
Loans from deposits as per extent of collection	**421**	555
Standing loans	**24**	26

(in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments (continued)

C. Contingent liabilities and other special commitments:

	December 31	
	2005	*2004
(1) Construction and purchase of buildings and equipment	**76**	18
(2) Rent payable in future years for buildings and equipment in respect of commitments for periods longer than three years after balance sheet date:		
First year	**75**	97
Second year	**73**	95
Third year	**70**	93
Fourth year	**61**	81
Fifth year	**47**	66
Over five years	**195**	263
Total rent for buildings and equipment	**521**	695

* Restated.

	December 31	
	2005	2004
(3) Future deposits		
Transactions with depositors to receive deposits in the future at various dates, at fixed interest rates that was set out in advance at the time of commitment.		
Details of amounts of the future deposits and the dates of deposit, as set out in the commitments are as follows:		
First year	**79**	78
Second year	**79**	78
Third year	**8**	77
Fourth year	**-**	7
Total future deposits	**166**	240

Note 20
Contingent Liabilities and Special Commitments (continued)

C. Contigent liabilities and other special commitments (continued):

(4) Legal Claims:

(a) The Bank's Group (the Bank and its consolidated subsidiaries) is a party to legal proceedings, including requests to certify class actions taken against it by its customers, former customers and various third parties, who deem themselves injured or harmed by the Bank's operations during the normal course of business. The causes of the claims against the Bank's Group are various and wide-ranging. In the opinion of the Bank's Management, based on legal opinions with regard to the likely outcome of pending claims, including requests to certify class actions, the financial statements include sufficient provisions, in accordance with Generally Accepted Accounting Principles, to cover possible damages resulting from all claims, where such provisions are necessary.

The additional exposure in respect of claims submitted against the bank on various matters, each of which exceeds NIS 2 million and has a "reasonably possible" chance of success, amounted to NIS 187 million.

Following are details of requests to certify claims as class actions in material amounts (The amounts of the claims presented below are the original amounts as they appear in the claim statements):

1. In May 2004, a claim and a request to certify it as a class action were submitted to the District Court of Tel-Aviv against the Bank. The claimant claims that the Bank, in contradiction of the terms of the claimant's loan agreement with Mishkan Hapoalim Mortgage Bank Ltd. (hereafter: "Mishkan"), which was merged with the Bank on December 31, 2003, charges a LIBOR interest rate higher than that in the agreement, in that the Bank rounds the interest rate upward to the nearest 1/8% for the purpose of its calculations. The claimant has estimated the amount of the class action at NIS 300 million. In accordance with the position of the Supervisor of Banks, unrelated to the request, the Bank has decided to refund a total of approximately NIS 12 million to customers, constituting the surplus interest which was allegedly rounded upward and collected in contradiction of the agreement.

2. In August 2003, a claim and a request to certify it as a class action were submitted to the District Court of Haifa against the Bank and other banks. The claim alleges that the banks did not prepare to comply with the requirements under the Banking Regulations (Service to Customers) (Due Disclosure and Submission of Documents) (Amendment No. 2), 2003. The claimants claim that the banks have not complied with their obligations as stipulated in the said disclosure regulations, leading to misrepresentation, unfair disclosure, and exploitation of the customers' ignorance. In December 2003, the claimants submitted an amended written request to certify the claim as a class action, in which they set the amount of the claim against the defendant banks at NIS 345 million.

3. In June 2003 and July 2003, claims and requests to certify them as class actions were filed with the District Court of Tel Aviv against the Bank, against Mishkan, prior to its merger with the Bank, and against and the State of Israel - Stamp Duty Administration, claiming excessive stamp duty charges applied to loan documents signed by customers of the banks. Each of the claimants set the amount for the group he wishes to represent at an approximate total of NIS 300 million.

In addition, in January and March 2004, claims and requests to certify them as class actions were submitted against the Bank in the same matter ,one in the amount of NIS 72 million, and another with no amount stated. The claimants allege that the calculation of the stamp duty was erroneous, and that the Bank should have discounted loan repayments, which would have led to a reduced tax rate. The claimants also claimed that Mishkan illegally charged a 'file opening fee'. The claimants request that the Bank refund excess charges to all those who received loans from the Bank in which stamp duty was collected in excessive amounts, and that the amounts charged illegally be refunded.

The Bank has not yet been required to submit a reply to the requests to certify the claims as class actions.

4. In March 2002, a claim and a request to certify it as a class action were submitted with the district court of Tel-Aviv against the Bank and against Mishkan. The class action is in the approximate amount of NIS 498 million. The claimant alleges that the Bank purchased the shares of Mishkan as part of a full tender offer published by the Bank with regard to the company's shares, at a value immensely lower than the fair value. The claimant alleges that the Bank should be required to pay the group which he wishes to represent the difference between the acquisition value and the full fair value of the shares acquired.

5. In 1997, a petition was filed at the Tel Aviv District Court to certify a class action and declaratory relief against five mortgage banks, including Mishkan. The request refers to commissions for life insurance and property insurance, which according to the claimant were collected illegally from borrowers in an aggregate amount in excess of NIS 1 billion. The request did not give details as to how the amount was calculated, or what portion relates to Mishkan.

The request to certify the claim as a class action was rejected by the Court. However, the Court ruled that if the statement of claim is amended, it will be possible, under Ordinance 29 of the Civil Procedures Ordinance 1984, to deliberate on the petition for declaratory relief in the matter of a restrictive arrangement and the issue of different forms of insurance. Subsequent to this decision, all parties filed appeal petitions. With the parties' consent, the Supreme Court granted permission to appeal, and decided that the requests will be discussed as an appeal.

In November 2001, the Supreme Court decided to delay the discussion of the appeal until after a ruling had been given in another case that was discussed separately, and that also concerned Ordinance 29.

In April 2003, a ruling was issued on the other case, which mainly concerned a more restricted application of Ordinance 29 as an instrument for the filing of class actions. As a result, the parties to the claim submitted their position to the Supreme Court regarding the continuation of the appeal process.

Note 20
Contingent Liabilities and Special Commitments (continued)

C. Contigent liabilities and other special commitments (continued)**:**
(5) The Bank guarantee, to some of the members, who joined provident funds managed by him, the timely repayment of the nominal amounts of principal deposited by the members, less amounts which the funds are entitled to deduct, subject to the relevant item in the approved articles of association of each fund. The balance of those nominal amounts as at December 31, 2005, amounted to NIS 10,619 million (December 31, 2004: NIS 10,377 million).
The accrual of sums to these members' credit in the funds generally substantially exceeds the amounts for which the Bank is a guarantor, and the "fair value" of the Bank's liabilities in this respect as at December 31, 2005, is immaterial.
(6) The Bank undertook to indemnify office-holders who are directors at the Bank and were regarded or who are likely to be regarded as owners of control in the Bank, as defined in Paragraph 268 of the Companies Law, 1999.
The amount of the indemnity that the Bank will provide by virtue of the said obligation, to each of the office-holders in it, on aggregate, in respect of one or more of the indemnity events will not exceed 25% of the Banks' shareholders' equity, according to the most recent financial statements that were published shortly before the date of the actual indemnity.
(7) Hapoalim Hanpakot Ltd., a subsidiary that engages in the issue of subordinated notes and debentures to the public by way of with prospectuses for the purpose of depositing the proceeds at the Bank, undertook to indemnify directors, officers and lawyers (hereinafter: "recipients of the indemnification") in connection with different prospectuses published since 1998 in respect of monetary indebtedness that will be imposed on them due to action that they took in the capacity of providing services to the company, and in respect of subordinated notes and debentures that were issued since 2001 also due to monetary indebtedness that imposed on them to the benefit of another person in accordance with a court ruling, including a ruling issued in a compromise or arbitrator's ruling that was approved by a court and in respect of reasonable court expenses, including lawyer's fees, that will be issued against them or charged to them by a court in a process that will be submitted against them by the company or in its name by another person, or in a criminal indictment from which they will be equated, or in a criminal indictment in which they will be convicted of an offense that does not require proof of criminal intent and with regard to subordinated notes (Series I) issued under the prospectus date December 21, 2005, also for reasonable litigation expenses, including lawyer's fees, expended by recipients of the indemnification due to an investigation or proceeding conducted against them by the government agency authorized to conduct the investigation or proceeding, and which concluded without an indictment, and without any financial obligation imposed as a substitute for a criminal proceeding, or which concluded without an indictment, but with the imposition of a financial obligation as a substitute for a criminal proceeding, for an offense that does not require proof of mens rea, as these terms are defined in the Companies Law, 1999, all provided that the financial obligation and/or expenses are not covered by an insurance policy, in the event that the monetary indebtedness and/or expenses are not actually covered by an insurance policy. The cumulative indemnification ceiling for all recipients was established as a maximum amount not to exceed the total limit stipulated in each prospectus, with respect to subordinated notes (Series I), a maximum amount not to exceed 10% of the total limit established for the issue under the aforesaid prospectus.
(8) The Bank undertook to indemnify a subsidiary engaged in capital market activity, against indemnification given by this company to outside members of their investment committees.
(9) There is a contingent liability, as a result of an agreement between the Stock Exchange Clearing House in Tel-Aviv and the members of the Tel-Aviv Stock Exchange Ltd., (including the Bank) which deals with the mutual indemnity by the members to the Stock Exchange Clearing House for any loss that may be incurred by the Stock Exchange Clearing House, if any member fails to pay or to remit to the Stock Exchange Clearing House, in whole or in part, the monies or the securities to be cleared, which he is obligated to pay or to remit, and if the Clearing House disbursed the money which was not paid as aforementioned, or purchased the securities to be cleared which were not remitted and forwarded them to the designated recipients to whom they were due.
The share of each member in the indemnity is the ratio of that member's financial turnover to the overall financial turnover of all the members liable to compensate the Clearing House for the loss, for the 12-month period ending on the last day of the month preceding the month in which the event causing the loss occurred.
(10) Subsidiary companies of the Bank act as trustee for holders of debentures, for the observance of the terms of the debentures as undertaken by the issuing companies and by law. These subsidiary companies also engage in trust services for the benefit of various beneficiaries who own monies, rights, and other assets, to ensure they are held and managed in accordance with the instructions of the owners.

Note 20
Contingent Liabilities and Special Commitments (continued)

C. Contigent liabilities and other special commitments (continued):

(11) The Bank has guaranteed a minimum yield to members of seven provident funds managed by it, which have promised to provide a minimum yield. The total assets of such provident funds as at December 31, 2005 amounted to NIS 5,392 million (December 31, 2004: NIS 5,196 million). The annual rate of the assured yield is 4.5% in one track in the amount of NIS 2,901 million (December 31, 2004: NIS 2,845 millions) and at a rate of 5.5% in the other tracks. the yield guarantee is grounded in an agreement with the Israeli Treasury, which stipulates the deposit of 75% of the assets of the two tracks and 89% of the assets of the other tracks in CPI-linked deposits with the Israeli Treasury, at a linked interest rate higher than the interest rate guaranteed to fund members. The commitment to complete the guaranteed return for the full accrual in members' accounts is provided by the Bank and by other entities that control the aforesaid funds, both as a refund of management fees charged from members and as additional amounts transferred when necessary.

(12) (a) With respect to different prospectuses that the Bank has published since 1998, the Bank has undertaken to underwriters, including as relevant, distributors, related parties, directors, office-holders and employees to indemnify them or any one of them for any sum (together with expenses) that they will be obligated to pay in accordance with a court ruling or a compromise to which the Bank agrees, as well as for reasonable legal expenses that are actually expended during handling of the aforsaid claim and in relation thereto. This is in the event of a claim arising from the existence of a misleading detail in the relevant prospectus or the lack of any detail that could have been important to a reasonable investor when considering the purchase of securities that were issued in accordance with the relevant prospectus, or in the event of any claim the pretext of which is to be found in the relevant prospectus, or that derives from the prospectus in respect of which they will be obligated or will compromise with the agreement of the Bank. The indemnity requirement in respect of the prospectus of May 2000 refers also to the financial statements in English for 1999 and for the three months ended on March 31, 2000, which the Bank submitted to the London Stock Exchange. The Bank undertook to indemnify the underwriters and others in connection with the offering circular, including a preliminary offering circular, as well as any amendment, change and/or addition to these (hereinafter together: "the offering circular") concerning ordinary shares and global depository shares (GDS) that were listed for trading on the London Stock Exchange. The Bank also agreed to participate in payments that will be made in respect of losses, damages or any indebtedness that are likely to be imposed, and that derive from or are based on an incorrect declaration or a supposedly incorrect declaration of a material fact that was included in the offering circular, or that derive from the omission or supposed omission of a material detail that was required in order that the information included in the offering circular will not be misleading. In addition, the Bank undertook to refund legal and other expenses relating to clarification or defense in connection with a requirement or claim as said.

(b) The Bank and Clal Insurance Enterprises Holdings (hereinafter - "Clal Holdings") obtained in 1999 an economic statement of opinion in connection with a transaction that was concluded between them. The parties to the transaction agreed to absolve the suppliers of the statement of opinion of responsibility, and to indemnify them with respect to any damages or expense to which they may become subject to an amount exceeding U.S.$1.5 million, while the suppliers of the statement of opinion will incur any damages or expense up to this amount. The indemnification requirement will not apply in cases of severe malpractice and negligence on the part of the suppliers of the statement of opinion.

Under the Bank's agreement with Clal Holdings, the Bank will solely incur responsibility with respect to the said indemnity only in cases where the Bank is included among the respondents and/or in the event that the cause of the claim is based, inter alia, on information that was provided only by the Bank to the suppliers of the statement of opinion.

(13) The Bank has an option to purchase part of an office building in Tel Aviv which it currently rents, at a total amount of approximately NIS 64 million.

The exercise period of the option is from March 2007 to September 2007.

(14) (a) Isracard has committed to indemnify senior officers, including directors of the company, except where they have received indemnification as officers at Bank Hapoalim.

The amount of the indemnification provided by Isracard by force of the commitment cumulatively to all officers of Isracard due to one or more of the indemnification events shall not exceed 30% (thirty percent) of the Isracard's shareholders equity according to its financial statements as at June 30, 2004.

(b) Hapoalim American Express has committed to indemnify directors of the company, except where they have received indemnification as officers at Bank Hapoalim.

The amount of the indemnification provided by the company by force of the commitment cumulatively to all directors of the company due to one or more of the indemnification events shall not exceed 50% (fifty percent) of its shareholders' equity according to its financial statements published most recently before the date of the actual indemnification.

(c) Bank Massad has committed to indemnify senior officers. The amount of the indemnification provided by force of the commitment cumulatively to all officers due to one or more of the indemnification events shall not exceed 33% (thirty three percent) of its shareholders' equity according to its financial statements published most recently before the date of the actual indemnification.

Note 20
Contingent Liabilities and Special Commitments (continued)

C. Contigent liabilities and other special commitments (continued):

(15) In the credit card market, it is possible for several issuers and several clearers to operate in identical credit card brands. In the future, this may also be possible for "Isracard", a brand owned by Isracard Ltd. Such activity, at a volume greater than at present, may cause competitors in the credit card market to need agreements between them, to regulate, among other matters, the interaction between them, including the rate of the "Interchange Commission" (the commission paid by clearers of the credit card transactions to issuers of credit cards). Such agreements may require the approval of the Antitrust tribunal, or an exemption from the Antitrust Commissioner (hereafter: "the Commissioner"). The Commissioner's position, as clarified to the Bank and to the credit card companies Europay (Eurocard) Israel Ltd. and Isracard Ltd., is that the Commissioner will grant exemptions to agreements of this kind, provided that certain rules of conduct (hereafter: the "Rules of conduct") are established, including, among other things, a prohibition on discrimination between issuers, a prohibition on discrimination between clearers, a prohibition on tying between cards for clearing purposes, equalization of Isracard and Mastercard commissions for a certain period, and more. The implementation of the Rules of conduct is expected to bring about a change in the operating procedures of the credit card companies in the Bank Group.

In February 2001 Isracard and Poalim American Express received notifications from the Israel Antitrust Authority, stating that the Commissioner was considering the possibility of declaring Isracard to be the holder of a monopoly in the market of clearing Mastercard and Isracard debit cards, and declaring Isracard Ltd. and the related company Poalim American Express Ltd. to be holders of a monopoly in the market of clearing American Express debit cards. Based on such a declaration, the Commissioner may issue directives to these companies which may affect their operating procedures. In the communications between the companies and the Commissioner, it was agreed that the Commissioner would petition the Antitrust tribunal to issue an agreed decree under Section 50 B of the Restrictive Trade Practices Law, 1988, instead of a declaration of a monopoly by the Commissioner.

According to the terms of the agreed draft of the decree, the companies will act according to agreed rules, including some of the Rules of conduct, and for some of the companies, including gradual reduction of commissions paid by some businesses in respect of transactions in certain cards, as well as a commitment to petition the Antitrust tribunal to approve the rate of the Interchange Commission, in the absence of an agreement with the Commissioner as to this rate. In August 2002, the Commissioner petitioned the Tribunal to approve the decree based on the agreed draft.

However, in May 2005, before the Tribunal had approved the requested decree, the Commissioner declared Isracard Ltd. a holder of a monopoly in clearing Isracard and Mastercard debit cards, and concurrently requested the Tribunal to withdraw his petition to approve the agreed decree.

Based on the opinion of legal advisors, the Bank and Isracard Ltd. believe they have good arguments against both the Commissioner's request to withdraw his petition to approve the agreed decree and the aforesaid declaration of monopoly. The Bank and Isracard Ltd. have submitted to the Tribunal their objection to the Commissioner's request to withdraw the petition to approve the agreed decree and Isracard appealed to the Tribunal regarding the declaration of the monopoly. At this stage, the Bank and Isracard Ltd. cannot assess the outcome of the legal proceedings.

In August 2005, the Antitrust Authority notified Isracard Ltd. that the Commissioner intends to impose directives on Isracard under Section 30 of the Restrictive Trade Practices Law. The key points of the directives, of which a draft was delivered to Isracard, are:

- A directive according to which Isracard shall allow local clearing of Isracard type credit cards (the brand owned by Isracard) and Mastercard cards by additional clearers, subject to compliance with the terms of a license, specified by the Commissioner;
- A directive that Isracard shall sign a domestic clearing agreement for the aforesaid cards with other clearers in Israel, under temporary interchange commission terms, as approved by the Antitrust Tribunal for other clearers, and a fixed interchange commission, such as will be approved, for the clearing of the aforesaid cards, as well as the clearing by Isracard of Visa cards issued by the other clearers.
- A directive that Isracard shall implement a common technical interface for the execution of local clearing.

The terms established by the Commissioner for granting of a license to clear Isracard cards include Isracard's right to receive monetary compensation for the license, and the obligation of the other clearers to issue a minimum number of Isracard cards.

Isracard was invited to submit to the Commissioner its response to the draft of the directives, prior to their issuance by the Commissioner. Isracard believes, based on the opinion of its legal advisers, that it has strong arguments against the issuance of the directives as well as against their content and extent. In October 2005, Isracard expressed this position to the commissioner.

The Bank estimates that any of the following factors: Conditions in the credit cards market, implementation of the Rules of conduct and other rules in the agreed decree submitted for approval by the Tribunal, a reduction in Interchange Commissions, or equalization of clearing commissions for Isracard cards to those of Mastercard cards, the declaration of a monopoly, as noted above, and the issue of directives on the basis thereof, may lead to a decrease in the income by the Bank Group in the future; however, the Bank cannot assess the extent of this effect.

Note 20
Contingent Liabilities and Special Commitments (continued)

C. Contigent liabilities and other special commitments (continued):

(16) Exposure to class actions at Clal Insurance Enterprises Ltd.:

(a) In January 2005, the consolidated companies of Clal Insurance Enterprises Holdings Ltd. (hereinafter: "Clal Holdings") - Clal Insurance and Arie received claims, delivered to their premises, submitted against each of them separately to the District Court of Tel-Aviv-Jaffa (hereinafter: the "claim"), and requests to certify the claims as class actions (hereinafter: the "request") on behalf of business customers who purchased comprehensive insurance policies for vehicles weighing up to 4 tons from Clal Insurance and Arie in the seven years preceding the filing of the claims.

The claims refer to the claimants' allegation that Clal Insurance and Arie misled their business customers by refraining from disclosing to them while the premium they were required to pay was calculated according to the full value of the vehicle, based on price charts (including the VAT component), in the event of an insurance incident Clal Insurance and Arie deduct the VAT component from the value of the vehicle for the purpose of the payment made to the business customer.

The claimants request that the claims be certified as class actions and that the amounts paid by the members of the represented groups for the alleged surplus premium be refunded.

The personal claim in the claim submitted against Clal Insurance is in the amount of NIS 941. The claimant claims that the damage incurred by the represented group is estimated at approximately NIS 205 million. The personal claim submitted against Arie is in the amount of NIS 1,405. The claimant claims that the damage incurred by the represented group in this case is in the amount of approximately NIS 55 million. The consolidated companies of Clal Holdings submitted their response to the request.

In the financial statements of Clal Holdings as at December 31, 2005, it is stated that in the opinion of Clal Holdings management, based on an assessment by its legal counsels, the consolidated companies have good defense arguments against the requests to certify the claims as class actions. However, it is not possible, at this stage, to assess the chances of the claims should they be certified as class actions. Such an assessment will only be possible after the Court's ruling on the requests. Accordingly, no provision has been included in the financial statements.

(b) In July 2004, consolidated company - Clal Insurance received a financial claim submitted against it to the District Court of Tel-Aviv-Jaffa (hereinafter: the "claim"), and a request to certify it as a class action (hereinafter: the "request"), in the name of insured customers who purchased comprehensive vehicle insurance policies from Clal Insurance (hereinafter: the "Policies"), and in the course of the seven years preceding submission of the claim, paid and/or were charged insurance fees in order to return the policy to its original value (hereinafter: the "Insurance Fees").

According to the claimant, the claim referenced in the request concerns illegal Insurance Fees, charged without obtaining approval from the Supervisor of Insurance for the fees charged and for their rates. Alternatively, the claimant alleges that any approval granted by the Supervisor was granted in breach of authority, and is therefore null and void, as the Insurance Fees collected from the insured customers are at an unreasonable rate. According to the claimant, Clal Insurance avoided informing the insured customers of the manner of calculation of the Insurance Fees in advance, prior to their engagement in the insurance contract.

The claimant is requesting, inter alia, injunctions and account provision orders, and restitution of the amounts paid by the members of the represented group for return of the policy to its original value.

The claimant's personal claim is in the amount of NIS 718, if the finding is that Clal Insurance was not entitled to charge the Insurance Fees, or alternatively, NIS 230, if the finding is that charging Insurance Fees was permissible, but their rate was unreasonable. According to the claimant, the estimated damage caused to the represented group totals, respectively, approximately NIS 100 million, or alternatively, NIS 32 million.

Clal insurance has submitted its response to the request and the claimant responded to the response of Clal Insurance.

In the financial statements of Clal Holdings as at December 31, 2005 it is stated that in the opinion of Clal Holdings management, based on an assessment by its legal counsels, Clal Insurance has good defense arguments against the request to certify the claim as a class action. However, it is not possible at this stage, to assess the chances of the claim if it is certified as a class action, and this can be done only after the court ruling on the request. Accordingly, No provision has been included in the financial statement.

(c) In April 2003, consolidated company - Clal Insurance received a monetary claim that was filed against it in the Tel Aviv-Jaffa District Court (hereinafter: "the Claim") and a request to certify the Claim as a class action (hereinafter: "the request") in the name of insurees who purchased from Clal Insurance policies in the general insurance industry, from August 5, 1997 (the date when the Amendment to the Law for the Supervision of Insurance Transactions, 1981, concerning class actions went into effect) (hereinafter: "the Supervision Law"), and in respect of which stamp duty was paid (hereinafter: "the Represented Group").

The substance of the claim on which the request is based, the claimant alleges, is the creation of a false representation whereby the obligation for the payment of stamp duty is that of the insurees (whereas the claimant alleges that the obligation for the payment of stamp duty is that of the insurer), and amounts were illegally charged from the insurees in respect of stamp duty, coercively, misleadingly and without any authority, while making a gain at their expense.

The claimant is requesting for the approval of the Claim as a class action, and for restitution of the amounts that were paid by the members of the Represented Group in respect of stamp duty, with the addition of interest and linkage differentials in accordance with the law.

Note 20
Contingent Liabilities and Special Commitments (continued)

C. Contigent liabilities and other special commitments (continued):

The amount of the claimant's personal claim is NIS 352. According to the claimant, an estimate of the damage that was caused to the Represented Group amounts to NIS 199.3 million (including interest, and linkage differentials as at the date the claim was filed).

Clal Insurance submitted its response to the request.

In the financial statements of Clal Holdings as at December 31, 2005, it is stated that in the opinion of Clal Holdings management, based on an assessment by its legal counsels, Clal Insurance has good defense arguments against the request to certify the claim as a class action. However, it is not possible, at this stage, to assess the chances of the claim, if it is certified as a class action and this can be done only after the court rulling on the request. Accordingly, no provision has been included in the financial statements.

(d) In October 2002, Clal Insurance received a claim that was also filed against Migdal Insurance Co. Ltd. (hereinafter: "Migdal") at the Tel-Aviv-Jaffa District Court (hereinafter: "the claim"), and a request to certify the claim as a class action (hereinafter: "the request") in the name of all the mortgage-loan borrowers who insured their life within the framework of a housing loan that they had taken from one of the mortgage banks, with Clal Insurance or with Migdal, as relevant, and who were required to pay premiums that the claimants allege, contain commissions that the respondents pay to the mortgage banks (hereinafter: "the Group").

The subject of matter with which the claim relates is the allegedly illegal charging of high premiums that include within them commissions that the respondents pay to the mortgage banks. These commissions are paid, the claimants allege, illegally, and the respondents must repay them to the members of the Group.

The claimants allege that the respondents' actions and/or omissions as stated caused the claimants and the members of the Group financial damages to the amount that was paid as commissions to the mortgage banks.

The claimants are petitioning, inter alia, for declaratory orders, which will prohibit the respondents from continuing to pay commissions to the mortgage banks, which will require the respondents to repay the members of the Group the money that was allegedly over-charged or alternatively, to pay damages, together with linkage differentials and interest, and for orders for the disclosure of documents and the rendering of accounts.

The amount of the claimant's personal claim against Clal Insurance is NIS 2,832 (under a nominal calculation). The amount of the class action is assessed by the claimants at a total of hundreds of millions of NIS, in view of the Group's size.

In December 2002, Clal Insurance submitted a petition to delay the proceedings in the claim due to the existence of dependent and outstanding procedures, which concern issues common to the issues on which the claim is based (a petition as said was also submitted on behalf of Migdal). In April 2003, the court accepted the request to delay the claim and the request proceedings.

In the financial statements of Clal Holdings as at December 31, 2005, it is stated that, in the opinion of Clal Holdings management, based on an assessment by its legal counsels, Clal Insurance has good defense arguments against the request to certify the claim as a class action, and there is a good chance that the court will reject the request.

However, it is not possible at this stage to assess the chances of the claim succeeding if it is certified as a class action, and this can be done only after the court ruling on the request. Accordingly, no provision has been included in the financial statements.

(17) On March 6, 2005, the Israel Police opened an overt investigation of suspicions of violations of the Money Laundering Prohibition Law. In the course of the investigation, the police seized documents and records from various Bank offices and from the offices of Poalim Trust Services (hereafter: the "Trust Company"). In addition, certain customers' accounts were frozen, some of which serve as collateral for credit. The police summoned employees of the Bank and of the Trust Company, including officers, for questioning.

Further to this investigation, in February 2006, two mid-level employees at one of the Bank's branches were indicted for an offense under the Prohibition of Money Laundering Law.

In the Bank's opinion, based on the information available to it at this stage, the Bank's exposure in respect of the matters known to be under investigation is not material to its business. However, at this stage the Bank cannot estimate the results and consequences of the investigation.

(in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments (continued)

D. Derivative financial instruments - Volume, credit risks and maturity dates:

a. Notional value of derivative instruments

	December 31, 2005				
	Interest contracts		Foreign currency contracts	Equity related contracts	Commodity and other contracts
	NIS-CPI	Other			
1. Hedging derivatives*					
Option contacts traded on an exchange:					
Options written	-	-	-	-	31
Swaps	-	27,288	513	-	-
Total	-	27,288	513	-	31
Of which swaps interest rate contracts in which the banking corporation has agreed to pay a fixed interest rate	-	2,459			
2. ALM derivatives*,**					
Futures contacts	-	2,352	-	326	-
Forward contacts	4,772	20,892	76,617	-	-
Option contacts traded on an exchange:					
Options written	-	69	-	-	-
Options bought	-	69	-	-	-
Other option contracts:					
Options written	50	-	838	-	-
Options bought	-	-	1,468	-	-
Swaps	-	52,575	7,209	-	-
Total	4,822	75,957	86,132	326	-
Of which swaps interest rate contracts in which the banking corporation has agreed to pay a fixed interest rate	-	33,397			

* Except for credit derivatives and foreign currency spot swap contracts.

** Derivatives constituting part of the Bank's assets and liabilities managment, that have not been designated for hedging relationships.

as at December 31, 2005 (in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments (continued)

D. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

a. Notional value of derivative instruments (continued):

	December 31, 2005				
	Interest contracts		Foreign currency contracts	Equity related Contracts	Commodity and other Contracts
	NIS-CPI	Other			
3. Other derivatives*					
Forward contacts	-	124	6,662	-	-
Option contracts traded on an exchange:					
Options written	-	922	7,385	6,712	-
Options bought	-	68	7,335	6,636	-
Other option contracts:					
Options written	150	26,934	55,267	11,549	-
Options bought	-	26,934	50,200	1,082	-
Swaps	10	8,296	861	3,958	-
Total	160	63,278	127,710	29,937	-
4. Credit derivatives and spot swap foreign currency contracts					
Credit derivatives for which the banking corporation is guarantor					3,180
Credit derivatives for which the banking corporation is a beneficiary					460
Spot swap foreign currency contracts			13,330		

* Except for credit derivatives and foreign currency spot swap contracts.

(in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments (continued)

D. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

a. National value of derivative instruments (continued):

	December 31, 2004				
	Interest contracts		Foreign currency contracts	Equity related Contracts	Commodity and other Contracts
	NIS-CPI	Other			
1. Hedging derivatives*					
Futures contacts	-	-	-	92	-
Option contacts traded on an exchange:					
Options written	-	-	-	-	78
Swaps	-	18,853	728	-	-
Total	-	18,853	728	92	78
Of which swaps interest rate contracts in which the banking corporation has agreed to pay a fixed interest rate	-	3,396			
2. ALM derivatives*,**					
Futures contacts	-	3,774	-	-	-
Forward contacts	2,003	20,899	58,442	-	-
Option contacts traded on an exchange:					
Options written	-	-	215	1	-
Options bought	-	150	138	-	-
Other option contracts:					
Options written	-	-	903	284	-
Options bought	-	-	1,083	-	-
Swaps	-	28,083	3,280	-	-
Total	2,003	52,906	64,061	285	-
Of which swaps interest rate contracts in which the banking corporation has agreed to pay a fixed interest rate	-	7,707			

* Except for credit derivatives and foreign currency spot swap contracts.

** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments (continued)

D. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

a. Notional value of derivative instruments (continued):

	December 31, 2004				
	Interest contracts		Foreign currency contracts	Equity related Contracts	Commodity and other Contracts
	NIS-CPI	Other			
3. Other derivatives*					
Futures contacts	-	25	-	-	6
Forward contacts	-	124	2,728	-	-
Option contracts traded on an exchange:					
Options written	-	65	2,675	3,961	-
Options bought	-	65	2,675	4,215	-
Other option contracts:					
Options written	200	12,971	33,885	1,278	-
Options bought	-	12,851	29,975	1,086	-
Swaps	10	10,865	4	3,623	-
Total	210	36,966	71,942	14,163	6
4. Credit derivatives and spot swap foreign currency contracts					
Credit derivatives for which the banking corporation is guarantor					2,134
Credit derivatives for which the banking corporation is a beneficiary					442
Spot swap foreign currency contracts			8,551		

* Except for credit derivatives and foreign currency spot swap contracts.

(in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments (continued)

D. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

b. Gross fair value of derivative instruments

	December 31, 2005				
	Interest contracts		Foreign currency contracts	Equity related Contracts	Commodity and other Contracts
	NIS-CPI	Other			
1. Hedging derivatives*					
Gross positive fair value	**-**	**156**	**7**	**-**	**3**
Gross negative fair value	**-**	**495**	**100**	**-**	**-**
2. ALM derivatives*,**					
Gross positive fair value	**41**	**616**	**1,611**	**-**	**-**
Gross negative fair value	**30**	**512**	**1,434**	**5**	**-**
3. Other derivatives*					
Gross positive fair value	**-**	**187**	**2,259**	**615**	**-**
Gross negative fair value	**9**	**308**	**2,425**	**418**	**-**
4. Credit derivatives					
Credit derivatives for which the bank is guarantor:					
Gross positive fair value					**26**
Gross negative fair value					**12**
Credit derivatives for which the banking corporation is a beneficiary:					
Gross negative fair value					**15**

* Except for credit derivatives.
** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments (continued)

D. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

b. Gross fair value of derivative instruments (continued):

	December 31, 2004				
	Interest contracts		Foreign currency contracts	Equity related Contracts	Commodity and other Contracts
	NIS-CPI	Other			
1. Hedging derivatives*					
Gross positive fair value	-	471	2	2	-
Gross negative fair value	-	392	225	-	-
2. ALM derivatives*,**					
Gross positive fair value	7	312	1,283	-	-
Gross negative fair value	38	220	1,823	-	-
3. Other derivatives*					
Gross positive fair value	-	149	1,547	834	-
Gross negative fair value	11	240	1,498	503	-
4. Credit derivatives					
Credit derivatives for which the bank is guarantor:					
Gross positive fair value					13
Credit derivatives for which the banking corporation is a beneficiary:					
Gross negative fair value					21

* Except for credit derivatives.

** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments (continued)

D. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

c. Credit risk in respect of derivatives instruments, according to transaction counterparty

	December 31, 2005					
	Exchanges	Banks	Dealers/ brokers	Governments and central Banks	Others	Total
Positive gross fair value of derivative instruments(1)	**341**	**2,196**	**418**	**17**	**2,549**	**5,521**
Balance sheet balances of assets deriving from derivative instruments(2)	**341**	**2,196**	**418**	**17**	**2,549**	**5,521**
Off balance sheet credit risk in respect of derivative instruments(3)	**-**	**15,354**	**2,379**	**382**	**10,347**	**28,462**
Total credit risk in respect of derivative instruments	**341**	**17,550**	**2,797**	**399**	**12,896**	**33,983**

	December 31, 2004					
	Exchanges	Banks	Dealers/ brokers	Governments and central Banks	Others	Total
Positive gross fair value of derivative instruments(1)	425	2,390	334	7	1,464	4,620
Balance sheet balances of assets deriving from derivative instruments(2)	425	2,390	334	7	1,464	4,620
Off balance sheet credit risk in respect of derivative instruments(3)	-	12,072	934	391	5,565	18,962
Total credit risk in respect of derivative instruments	425	14,462	1,268	398	7,029	23,582

(1) Of which positive gross value of embedded derivative instruments in NIS 19 million (31.12.04: NIS 33 million).
(2) Of which the balance sheet balance of freestanding derivative instruments is NIS 5,502 million comprised in other assets (31.12.04: NIS 4,587 million).
(3) Off balance sheet credit risk in respect of derivative instruments (including derivative instruments with negative value) as computed for the purpose of restrictions on the liability of a single borrowers.

(in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments (continued)

D. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

d. Maturity dates (stated value amounts)

	December 31, 2005				
	Up to 3 months	From 3 months to 1 year	From 1 to 5 years	Over 5 years	Total
Interest rate contracts					
NIS - CPI	**436**	**3,000**	**1,546**	**-**	**4,982**
Other	**46,673**	**51,073**	**37,215**	**31,562**	**166,523**
Currency contracts	**135,628**	**57,048**	**32,331**	**2,678**	**227,685**
Contracts of shares	**13,765**	**1,389**	**10,811**	**4,298**	**30,263**
Commodities and other contracts					
(including credit derivatives)	**-**	**248**	**1,159**	**2,264**	**3,671**
Total	**196,502**	**112,758**	**83,062**	**40,802**	**433,124**

	December 31, 2004				
	Up to 3 months	From 3 months to 1 year	From 1 to 5 years	Over 5 years	Total
Total	129,684	72,296	48,647	22,793	273,420

Note 20
Contingent Liabilities and Special Commitments (continued)

E. Derivative financial instruments - Risk control:

1. The Bank conducts transactions in derivative financial instruments as part of financial risk management (indexation base, interest rate and liquidity exposure) and as a service to customers.

2. The principal types of transactions in which the Bank operates are:

- Forward transactions.

A contract between two parties for the purchase or sale of a defined quantity of commodities, currencies, interest rate or other financial instruments, (hereinafter: "underlying assets"), which will be transacted at a future date and at a predefined price.

- Futures contracts

Futures contracts that are traded in stock markets, for the purchase or sale of a quantity of standard units of underlying assets, which will be transacted at a future date and at a predefined price.

- Swap transactions

A contract for the exchange at the time of the transaction of a defined quantity of underlying assets, with a mutual obligation to re-exchange at a future date the items that were exchanged.

- Options

A contract that confers, for the payment of a premium, the right to purchase (call) or sell (put) underlying assets at a price, quantity and time that denoted in advance.

- Spot transactions

An exchange transaction between two currencies on the basis of a pre-agreed rate, for transaction within two days.

3. Activity in derivative financial instruments involves a number of risks as detailed below:

Credit risk - The maximum amount of loss to the Bank if the counter party does not fulfill the terms of the contract.

Market risk - The risk arising due to fluctuations in the value of a derivative financial instrument as the result of a change in market prices, such as exchange rates and interest rates.

Liquidity risk - The risk deriving from the fact that it will not be possible to close a position rapidly by clearing in cash or by creating a reverse position.

Operational risk - The risk deriving from the erroneous operation of transactions from the time that they are formed and until the end of the accounting in respect of them, either due to human error or as the result of a mechanical failure in operation.

Market risks and liquidity risks derive from activity that is managed and measured on a current basis in computerized systems that are known in the international markets in this respect, such as Devon, Summit and Algorithmics, and in computerized systems that have been developed by the Bank.

Credit risks derive from transactions in derivative financial instruments relative to the counter party, and are usually measured by conservative coefficients in respect of the nominal amounts of transactions and by the scenarios approach.

The operational matters deriving from the activity are examined and controlled on a current basis by a special committee.

The use of derivative financial instruments as part of the management of the Bank's current (non-trading) activity is directed at achieving objectives and adhering to the restrictions approved by the Board of Directors (linkage base, interest rate and liquidity exposures).

The Bank operates under the format of the provision of comprehensive service to its customers for hedging and investing in derivative financial instruments via the dealing rooms.

Activity in financial instruments in the areas of trading is intended to provide an answer to customers' needs while taking a limited and controlled risk in accordance with the authorities granted.

The authorities for activity and risk are measured, as relevant, in terms of sensitivity to risk factors (such as vega) of theoretical loss in different scenarios including stress scenario, in terms of VAR and in terms of nominal sums.

In certain cases, management also prescribe the loss limitation by means of a stop-loss directive.

Note 20
Contingent Liabilities and Special Commitments (continued)

F. Balances and fair value estimations of financial instruments

(1) Fair value of financial instruments

The note includes information concerning the assessment of the fair value of financial instruments.

A market price cannot be quoted for the majority of financial instruments at the Bank Group because no active market exists in which they are traded, with the exception of debentures and certain derivative financial instruments. With respect to debentures that are marketable on the Stock Exchange in Israel, it should be taken into account that the debentures portfolio of the Group is relatively large to the market in Israel, with the result that the realization of all or part of the portfolio within a short period of time could affect the prices of debentures on the stock exchange in Israel. In view of the above, the fair value of the majority of financial instruments is estimated by means of accepted pricing models, such as the present value of future cash flow discounted by the discount interest rate at a rate that reflects the level of risk inherent in the financial instrument. An estimation of fair value by means of an assessment of future cash flows and the setting of a discount interest rate on the basis of the rates close to the balance sheet date is subjective. For the majority of financial instruments, therefore, the aggregate assessment of fair value is not necessarily an indication of the disposal value of the financial instrument on the balance sheet date. The fair value is assessed, as stated, on the basis of the interest rates close to the balance sheet date and does not take interest rate volatility into account. Under the assumption of other interest rates, fair values will be obtained that may differ materially. This mainly applies to financial instruments that bear a fixed rate of interest or that do not bear interest. In addition, commissions that will be received or paid as the result of business activity were not taken into account in determining the fair values, and nor was the tax effect. Moreover, the difference between the balance sheet balance and fair value balances may not be realized, because in the majority of cases, it is likely that the financial instrument will be held until redemption. Due to all these factors, it should be emphasized that the data included in this note is insufficient to indicate the value of the Group as a going concern. Due to the broad spectrum of assessment techniques and estimates that can be applied in assessing fair value, caution should be adopted when comparing fair values between different banking groups.

(2) Principal methods and assumptions used for the calculation of the fair value estimations of financial instruments

In the majority of the items described below, the balance sheet balance of financial instruments (with the exception of derivative financial instruments and marketable financial instruments) for an original period of up to three months or at an interest rate that is changed every three months (such as, prime or libor) or for any period shorter than that period, was an approximation of fair value.

Deposits with Banks - By discounting future cash flows according to the interest rates used by each company in the Bank's Group in similar transactions close to the balance sheet date.

Securities - Marketable securities: at market value. Non-marketable securities: at cost, or by a model which take into account the present value of future cash flow discounted by a suitable discount interest rate.

Credit to the public - The fair value of the balance of credit to the public is estimated under the present value method of future cash flows discounted by a suitable discount rate. The majority of credit is segmented into homogenous risk categories in each of the Group companies for its own borrowers. In each category, the flow of future acceptances (principal and interest) is calculated in the different linkage bases. These acceptances were discounted by interest rates reflecting the level of risk inherent in the credit in that category, and the term of the credit.

These interest rates were determined on the basis of the interest rates used in similar transactions close to the balance sheet date in every company of the Group for its own borrowers.

- The fair value of problematic debts was calculated by using the highest discount interest rates applicable to each company's customers close to the balance sheet date. The future flows to be obtained from problematic credit were calculated after deducting the specific provisions for doubtful debts.
- The general and supplementary provisions for doubtful debts, were not deducted from the credit balances for calculation of cash flows and estimation of fair value.

Credit to governments and deposits from the Government - Credit in special transactions to the Government that derived from the proceeds of bonds issued by subsidiaries is presented on the basis of their book value, while the bonds were discounted at the interest rates on the credit to the Government, with the net result reflecting the margin on these transactions.

The fair value of the balance of credit to governments and deposits from the Government that were included in other transactions, was calculated on the basis of the interest rates on which the Bank conducted similar transactions with commercial banks close to the balance sheet date.

Deposits from the public - Deposits from the public were divided into homogenous categories with respect to the type of customer, the period of deposit and linkage base. A future cash flow (principal and interest) was calculated for each category. These flows were discounted by the discount interest rates, which reflect the interest rates used by the Bank Group Companies in raising deposits from each category close to the balance sheet date.

Note 20
Contingent Liabilities and Special Commitments (continued)

Deposits from banks and subordinated notes - By discounting future cash flows according to the interest rate used by each of the Group's companies in raising similar deposits or in issuing similar subordinated notes close to the balance sheet date.
Non-marketable debentures - By discounting future cash flows, according to the interest rate used by each of the Group's companies in raising similar debentures.
Marketable debentures and subordinated notes in the Stock Exchange - At market value in the Stock Exchange.
Derivative financial instruments - Derivative financial instruments that have an active market were assessed on the basis of fair value and when a number of markets exist in which they are traded, the assessment was based on the most active market. Derivative financial instruments that are not traded in an active market were assessed on the basis of models that the Bank uses in its current activity, taking into account the risks inherent in the financial instrument (market risk, credit risk etc.).
Off-balance sheet financial instruments in which the balance represent credit risk - The fair value is presented in accordance with the balance sheet balance of the commissions on these transactions, which is an approximation of the fair value. The Bank Group does not have irrevocable obligations for the granting of credit at a fixed rate of interest. Obligations such as these at a floating rate of interest do not affect the fair value.
Commitments to receive deposits at fixed interest rate - The fair market value is presented according to contractual future cash flows of deposits agreements discounted by market rate.

(in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments (continued)

F. Balances and fair value estimations of financial instruments (continued):

(3) Balances and fair value estimations of financial instruments

	December 31, 2005			
	Balance sheet balances			
	(1)	(2)	Total	Fair value
Financial Assets				
Cash on hand and deposits with banks	**22,684**	**18,378**	**41,062**	**40,971**
Securities	**33,407**	**406**	**33,813**	**33,812**
Credit to the public	**85,740**	**99,393**	**185,133**	**186,431**
Credit to governments	**373**	**820**	**1,193**	**1,190**
Other financial assets	**5,701**	**-**	**5,701**	**5,701**
Total financial assets	**147,905**	**118,997**	**266,902**	**268,105**
Financial liabilities				
Deposits from the public	**112,708**	**101,184**	**213,892**	**214,708**
Deposits from banks	**3,415**	**3,009**	**6,424**	**6,319**
Deposits from the Government	**363**	**3,000**	**3,363**	**3,339**
Debentures and subordinate notes	**2,254**	**19,107**	**21,361**	**22,045**
Other financial liabilities	**7,433**	**-**	**7,433**	**7,433**
Total financial liabilities	**126,173**	**126,300**	**252,473**	**253,844**

(1) Financial instruments' balance sheet balances are fair value estimations - instruments which are either recorded on the balance sheet at their fair value, or at an initial period of up to three months, or on a basis of a market interest rate that varies up to 3 months.
(2) Other financial instruments.

(in millions of NIS)

Note 20
Contingent Liabilities and Special Commitments (continued)

F. Balances and fair value estimations of financial instruments (continued):

(3) Balances and fair value estimations of financial instruments (continued):

	December 31, 2004			
	Balance sheet balances			
	(1)	(2)	Total	Fair value
Financial Assets				
Cash on hand and deposits with banks	15,507	15,534	31,041	31,008
Securities	*34,098	1,903	*36,001	*35,993
Credit to the public	79,788	*102,682	*182,470	*184,054
Credit to governments	947	814	1,761	1,759
Other financial assets	5,205	-	5,205	5,205
Total financial assets	*135,545	*120,933	256,478	258,019
Financial liabilities				
Deposits from the public	107,016	99,650	206,666	207,616
Deposits from banks	4,324	2,977	7,301	7,293
Deposits from the Government	87	3,958	4,045	4,002
Debentures and subordinate notes	9,242	9,009	18,251	18,827
Other financial liabilities	6,754	-	6,754	6,754
Total financial liabilities	127,423	115,594	243,017	244,492

* Reclassified.

(1) Financial instruments' balance sheet balances are fair value estimations - instruments which are either recorded on the balance sheet at their fair value, or at an initial period of up to three months, or on a basis of a market interest rate that varies up to 3 months.

(2) Other financial instruments.

(in millions of NIS)

Note 21
Interested and Related Parties

A. General

All interested party and related party transactions were carried out in the ordinary course of business, on terms similar to terms of transactions with entities unrelated to the Bank. ncome or expenses deriving from such transactions are included in the appropriate items of the statement of profit and loss.

B. Balance sheet balances:

	December 31, 2005					
	Interested parties					
	Controlling shareholders		Directors and Chief Executive Officer of the Bank		Others	
	Balance as at end of year	Highest balance during the year*	Balance as at end of year	Highest balance during the year*	Balance as at end of year	Highest balance during the year*
Assets						
Securities					1	8
Credit to the public	**21**	**24**	**2**	**2**	**(1)4,544**	**(1)5,915**
Other assets	-	-	-	-	(1)12	(1)18
Liabilities						
Deposits from the public	**13**	**28**	**18**	**23**	**398**	**821**
Other liabilities	-	-	58	63	7	217
Shares (included in shareholders' equity)	**4,719**	**5,900**	**-**	**5**	**-**	**-**
Credit risks in off-balance sheet financial instruments**	1	1	2	2	(1)1,440	(1)2,354

* Based on the balance at the end of each month.

** As calculated for the purpose of per borrower debt limitations.

(1) Including NIS 2,983 million of credit to the public, NIS 12 million in other assets and NIS 1,140 million of credit risk in respect of off-balance sheet financial instruments (the highest balance during 2005: NIS 4,301 million, NIS 12 million and NIS 1,763 million, respectively), in respect of who was an interested party when the transactions were conducted and who ceased to be an interested party.

(in millions of NIS)

Note 21
Interested and Related Parties (continued)

B. Balance sheet balances (continued):

	December 31, 2005					
	Related parties held by the Bank and its subsidiaries					
	Unconsolidated subsidiaries		Equity basis investees		Others	
	Balance as at end of year	Highest balance during the year*	Balance as at end of year	Highest balance during the year*	Balance as at end of year	Highest balance during the year*
Assets						
Securities	-	-	-	-	**2**	**2**
Credit to the public	**1**	**13**	**1,560**	**1,843**	**238**	**379**
Investments in equity-basis investees(1)	**13**	**13**	**649**	**794**	-	-
Other assets	**2**	**2**	**1**	**1**	**1**	**13**
Liabilities						
Deposits from the public	**1,800**	**2,398**	**452**	**554**	**1,994**	**2,683**
Deposits from banks	-	-	-	-	**39**	**135**
Debentures and subordinated notes	**839**	**892**	**2**	**14**	**232**	**235**
Other liabilities	**22**	**22**	**9**	**9**	**97**	**111**
Credit risks in off-balance sheet financial instruments**	-	-	**462**	**589**	**116**	**193**

* Based on the balance at the end of each month.
** As calculated for the purpose of per borrower debt limitations.
(1) Details of these items are also included in Note 7.

(in millions of NIS)

Note 21
Interested and
Related Parties
(continued)

B. Balance sheet balances (continued):

	December 31, 2004					
	Interested parties					
	Controlling shareholders		Directors and Chief Executive Officer of the Bank		Others	
	Balance as at end of year	Highest balance during the year**	Balance as at end of year	Highest balance during the year**	Balance as at end of year	Highest balance during the year**
Assets						
Securities	-	-	-	-	8	9
Credit to the public	17	20	-	3	(1)4,659	(1)6,313
Other assets	-	-	-	-	18	32
Liabilities						
Deposits from the public	15	18	23	38	681	1,519
Other liabilities	-	-	*20	*22	217	217
Shares (included in shareholders' equity)	5,433	6,749	5	6	-	-
Credit risks in off-balance sheet financial instruments* **	1	1	2	3	*(1)2,348	*(1)3,016

* Restated.
** Based on the balance at the end of each month.
*** As calculated for the purpose of per borrower debt limitations.
(1) Including NIS 727 million of credit to the public and NIS 273 million of credit risk in respect of off-balance sheet financial instruments (the highest balance during 2004: NIS 980 million and NIS 481 million, respectively), in respect of who was an interested party when the transactions were conducted and who ceased to be an interested party.

(in millions of NIS)

Note 21
Interested and Related Parties (continued)

B. Balance sheet balances (continued):

	December 31, 2004					
	Related parties held by the Bank and its subsidiaries					
	Unconsolidated subsidiaries		Equity basis investees		Others	
	Balance as at end of year	Highest balance during the year*	Balance as at end of year	Highest balance during the year*	Balance as at end of year	Highest balance during the year*
Assets						
Securities	-	-	-	-	2	2
Credit to the public	5	8	1,799	2,041	329	436
Investments in equity-basis investees(1)	9	11	780	778	-	-
Other assets	-	5	1	1	1	1
Liabilities						
Deposits from the public	1,951	2,503	161	383	935	1,150
Deposits from Banks	-	-	-	-	71	77
Debentures and subordinated notes	884	964	14	15	156	168
Other liabilities	1	1	9	9	111	111
Credit risks in off-balance sheet financial instruments**	-	-	396	501	193	201

* Based on the balance at the end of each month.
** As calculated for the purpose of per borrower debt limitations.
(1) Details of these items are also included in Note 7.

(in millions of NIS)

Note 21
Interested and Related Parties (continued)

C. Income and expenses in the statement of profit and loss:
For the year ended December 31, 2005

	Interested parties			Related parties held by the Bank and its subsidiaries			
	Controlling shareholders	Directors and Chief executive officer of the bank	Others	Unconsolidated subsidiaries	Equity-basis investees	Others	Total
Income (expenses) from financing activities,							
before provision for doubtful debts*	**1**	**-**	**254**	**(203)**	**97**	**(103)**	**46**
Operating and other income	**-**	**-**	**7**	**337**	**2**	**75**	**421**
Including: Management fees and services	**-**	**-**	**-**	**315**	**-**	**73**	**388**
Operating and other expenses	**-**	**(76)**	**-**	**-**	**-**	**-**	**(76)**
Including:							
Benefits to directors not employed							
by the Bank or on its behalf -							
number of people receiving							
the benefits: 10	**-**	**(4)**	**-**	**-**	**-**	**-**	**(4)**
Total	**1**	**(76)**	**261**	**134**	**99**	**(28)**	**391**

For the year ended December 31, 2004

	Interested parties			Related parties held by the Bank and its subsidiaries			
	Controlling shareholders	Directors and and Chief executive officer of the bank	Others	Unconsolidated subsidiaries	Equity-basis investees	Others	Total
Income (expenses) from financing activities,							
before provision for doubtful debts*	1	-	370	(147)	38	(19)	243
Operating and other income	-	-	4	330	2	83	419
Including: Management fees and services	-	-	-	306	-	82	388
Operating and other expenses	-	(34)	-	-	(2)	-	(36)
Including:							
Benefits to directors not employed							
by the Bank or on its behalf -							
number of people receiving							
the benefits: 13	-	(3)	-	-	-	-	(3)
Total	1	(34)	374	183	38	64	626

* Details are provided in D below.

(in millions of NIS)

Note 21
Interested and Related Parties (continued)

D. Results of financing activities, before provision for doubtful debts, in respect of transactions with interested parties and related parties:

	consolidated			Including: equity-basis investee companies		
	2005	2004	2003	**2005**	2004	2003
	Reported amounts		Adjusted amounts	Reported amounts		Adjusted amounts
Income (expenses)						
In respect of assets:						
From credit to the public	**404**	485	424	**104**	124	70
In respect of liabilities:						
On deposits from the public	**(279)**	(191)	(159)	**(144)**	(175)	(100)
On deposits from banks	**-**	(4)	(1)	**-**	(4)	-
On debentures and subordinated notes	**(89)**	(61)	(59)	**(69)**	(57)	(54)
Other:						
Commissions from financing transactions	**9**	12	12	**3**	2	2
Other financing income	**1**	2	-	**-**	1	-
Total	**46**	243	217	**(106)**	(109)	(82)

(in millions of NIS)

Note 22
Profit from Financing Activities, Before Provision for Doubtful Debts

Composition: Income (Expenses)

	2005	2004	2003
A. In respect of assets:*			
From credit to the public	**12,889**	10,380	6,933
From credit to governments	**125**	109	63
From deposits with banks	**1,769**	464	(270)
From deposits with Bank of Israel and from cash	**164**	183	508
From debentures (see also E hereinafter)	**1,436**	1,294	770
From other assets	**43**	58	4
B. In respect of liabilities:*			
On deposits from the public	**(7,815)**	(5,403)	(3,039)
On deposits from the Government	**(192)**	(232)	(93)
On deposits from Bank of Israel	**(4)**	(9)	(16)
On deposits from banks	**(283)**	(285)	(113)
On debentures and subordinated notes	**(2,241)**	(779)	(300)
On other liabilities	**(2)**	(2)	45
C. In respect of derivative instruments and hedge activities:			
Ineffective part in hedging relations**	**(7)**	(3)	(5)
Net income (expenses) in respect of ALM derivative instruments***	**530**	(22)	1,053
Net income (expenses) in respect of other derivative instruments	**100**	249	26
D. Other:*			
Commissions from financing transactions	**242**	240	256
Other financing income****	**910**	837	914
Other financing expenses	**(55)**	(8)	(21)
Total profit from financing activities, before provisions for doubtful debts	**7,609**	7,071	6,715
of which: exchange rate differences, net*****	**(219)**	268	

* Including effective component in hedging relations.

** Ineffectiveness deriving from fair value hedges.

*** Derivative instruments constituting part of the bank's ALM network that are not designated for hedging relations.

**** Including interest income on problematic debts that was not recorded in previous years in an amount of NIS 496 million (2004: NIS 381 million; 2003: NIS 254 million).

***** This amount does not include exchange rate differences in respect of derivative instruments. Such exchange rate differences are included in the income (expenses) in respect of derivative instruments and hedging activity items.

Gross income and expenses were affected by the development of exchange rates. In the year 2005 there was a real depreciation of the Shekel against the exchange rate of the Dollar. In the years 2004 and 2003, there was a real revaluation of the Shekel against the exchange rate of the Dollar.

(in millions of NIS)

Note 22
Profit from Financing Activities, Before Provision for Doubtful Debts (continued)

E. Composition of the operating results from investments in debentures:

For the year ended December 31

	2005	2004	2003
Financing income from debentures on a cumulative basis:			
Held to maturity	**27**	17	137
Available for sale	**1,262**	1,145	535
Held for trading	**147**	132	98
Total included in profit from financing activities, in respect of assets	**1,436**	1,294	770
Profits from sale of debentures held to maturity net*	**-**	-	6
Profits from sale of debentures available for sale	**107**	220	192
Losses from sale of debentures available for sale*	**(30)**	(47)	(64)
Realized and unrealized profits from adjustments to			
fair value of debentures held for trading, net**	**1**	17	208
Total included in other financial income	**78**	190	342
Total	**1,514**	1,484	1,112

* Including provision for the decline in value.
** Of which part of profits and losses related to debentures held for trading which are still held at balance sheet date amounting to NIS 33 million (2004: NIS 41 million; 2003: NIS 20 million).

F. Details of net effect of derivatives instruments hedging on profit from financing activities:

	2005	2004	2003
Financing income (expenses) in respect of assets	**3**	(5)	(11)
Financing income (expenses) on liabilities	**(33)**	311	(23)

as at December 31, 2005 (in millions of NIS)

Note 23
Operating Commissions

Composition:

	2005	2004	2003
Account management fees (in Israeli currency and foreign currency)	**538**	514	474
Payment system services (in Israeli currency and foreign currency)	**440**	460	458
Income from credit cards	**1,021**	*903	*817
Credit handling and drawing up contracts	**328**	276	256
Computerized services, information and confirmations	**99**	111	120
Foreign-trade activities and special services, in foreign currency	**121**	115	114
Income from transactions in securities	**746**	*573	407
Management fees and life insurance commissions	**39**	47	49
Management fees and commissions on apartment insurance	**34**	35	41
Commissions on the transfer of apartment rental fees	**8**	8	10
Collection commissions and margin for credit from deposits as per extent of collection:			
- Collection commissions and margin on credit funds with the Ministry of Finance	**73**	71	76
- Commissions and other margins	**25**	36	42
Other	**67**	*68	*65
Total operating commissions	**3,539**	*3,217	2,929

* Reclassified.

as at December 31, 2005 (in millions of NIS)

Note 24
Profits from Investments in Shares, Net

Composition:

	2005	2004	2003
Profits from the sale of shares available for sale	**72**	83	28
Losses from the sale of shares available for sale[1]	**(6)**	(17)	(29)
Realized and unrealized profits from adjustments to the fair value of shares held for trading, net[2]	**2**	33	2
Dividend from shares available for sale and held for trading	**4**	10	2
Total profits from investments in shares, net	**72**	109	3

(1) Including provision for the decline in value.
(2) Of which part of profits related to shares held for trading which are still held at balance sheet date amounted to NIS 2 million (2004: NIS 12 million; 2003: NIS 1 million).

Note 25
Other Income

Composition:

	2005	2004	2003
Management fees from provident funds	**368**	348	396
Management fees from mutual funds	**499**	402	244
Profits from severance pay funds	**40**	61	3
Others	**73**	*78	90
Total other income	**980**	*889	733

* Reclassified.

as at December 31, 2005 (in millions of NIS)

Note 26
Salaries and Related Expenses

Composition:

	2005	2004	2003
Salaries(1)(2)	**2,901**	*2,672	2,315
Severance payments, benefits, pension, advanced study fund			
and vacation	**400**	360	442
National insurance and VAT on salaries	**624**	526	527
Other related expenses	**143**	*184	135
Early retirement expenses	**-**	-	107
Total salaries and related Expenses(1)	**4,068**	3,742	3,526
(1) Including: salaries and related expenses abroad	**389**	475	357

(2) Salary expenses include NIS 22 million (2004: NIS 12 million, 2003: NIS 4 million), which constitute a benefit in respect of the allocation of options as described in Note 17. This amount was partly calculated on the basis of "the naive value" (defined as the difference between the market value of the shares and the present value of the exercise increment for the date of the decision) and partly on the basis of fair value. The value of the benefit based on fair value under the Black and Scholes method in respect of allocation of options as mentioned above amounted to NIS 23 million in 2005 (2004: NIS 13 million; 2003: NIS 5 million).

Note 27
Other Expenses

Composition:

	2005	2004	2003
Marketing and advertising	**242**	207	202
Communications	**210**	199	192
Computers	**335**	*278	*254
Office	**121**	113	100
Insurance	**63**	*60	47
Professional services	**148**	142	117
Remuneration and reimbursement of expenses to members of the			
Board of Directors	**9**	7	7
Training and further education	**47**	40	34
Commissions	**161**	*136	*106
Others	**402**	*346	283
Total other expenses	**1,738**	1,528	1,342

* Reclassified.

as at December 31, 2005 (in millions of NIS)

Note 28
Provision for Taxes on Operating Profit

A. Composition:

	2005	2004	2003
	Reported amounts		Adjusted amounts
Current taxes:			
In respect of the current year	**1,467**	1,090	660
In respect of previous years**	**94**	280	(76)
Total current taxes	**1,561**	1,370	584
Add (deduct):			
Deferred taxes:			
In respect of the current year	**99**	269	365
In respect of previous years	**(10)**	(278)	(88)
Total deferred taxes	**89**	(9)	277
Total provision for taxes*	**1,650**	1,361	861
* Including: provision for taxes abroad	**200**	187	160

** Including linkage differentials.

B. *Reconciliation between the theoretical amount of tax, for which the Bank would have been liable at the statutory rate of tax, and the provision for taxes on operating profit, in the statement of profit and loss:*

	2005	2004	2003
	Reported amounts		Adjusted amounts
Rate of tax applicable to the Bank in Israel (%)	**43.59**	44.53	45.76
Amount of tax based on statutory tax rate	**1,718**	1,398	1,002
Add (deduct) tax expenses (tax savings) in respect of:			
Difference due to different statutory tax rates applicable to subsidiaries	**(124)**	(95)	(130)
Supplementary provision for doubtful debts	**(34)**	(1)	32
Non-deductible expenses	**32**	15	33
Income of subsidiaries abroad	**51**	30	27
Translation differences in respect of subsidiaries abroad	**(24)**	(7)	12
Adjustment differences for depreciation and capital gains	**(32)**	(21)	21
Deduction for inflation	**(55)**	(35)	-
Adjustment differences for monetary assets, net	**-**	-	(5)
Inflationary erosion of tax advances	**-**	-	(6)
Exempt income and income taxable at preferential rates	**(4)**	-	(6)
Effect of VAT on salaries, on VAT on profits, net	**45**	37	34
Losses for tax purposes for which deferred taxes were not recorded	**-**	-	11
Taxes in respect of previous years	**84**	2	(164)
Change in the balance of deferred taxes due to the decrease			
in the tax rate	**(7)**	38	-
Provision for taxes on operating profit	**1,650**	1,361	861

(in millions of NIS)

Note 28
Provision for Taxes on Operating Profit (continued)

C. Balance of deferred tax assets and provision for deferred taxes:

	December 31	
	2005	2004
Deferred tax assets:		
From specific provision for doubtful debts	**275**	268
From the provision for vacation, grants, surplus fundings for severance payments and retirement	**232**	367
From losses and deductions carryforward for tax purposes	**22**	*69
From other monetary items	**27**	*21
Total deferred tax assets	**556**	725
Provision for deferred taxes:		
From investments in equity basis investees	**70**	140
From other monetary items	**113**	44
From the adjustment of depreciable non-monetary assets	**144**	169
Total provision for deferred taxes	**327**	353

* Reclassified.

Utilization of the balance of the deferred tax assets, net, is contingent upon the existence of taxable income in future years. Deferred tax is computed on the basis of the expected future tax rate.

D. The amount of the adjustment for non-monetary assets, the amortization of which will not be allowable as an expense for tax purposes in the future, and for which deferred taxes are not to be created:

	December 31	
	2005	2004
Balance as at the beginning of the year	**183**	193
Amount not allowed in the current year	**(8)**	(10)
Balance as at the end of the year	**175**	183

E. Final assessments:

The Bank has final income tax assessments up to and including the 2000 tax year. Subsidiaries have received final income assessments up to and including the tax years 2000 to 2004.

F. Tax assessment for 2001

In December 2005, the Bank received a tax assessment for 2001, according to which it is required to pay additional taxes in the amount of NIS 284 million (including interest and linkage), mainly due to timing differences of recognition in doubtful debts and to taxation of a subsidiary abroad.

The Bank disagrees with all components of this assessment and has submitted an objection.

In the Bank's opinion, the financial statements include adequate provisions in respect of the above.

G. Reduction of the tax rate

On July 25, 2005, the Knesset passed Amendment (No. 147) to the Income Tax Ordinance, 2005. As a result of this Amendment, the tax rate applicable to the bank will decrease gradually.

The amendment stipulates a gradual reduction of the corporate tax rate, to 25%, in the following manner: a tax rate of 34% will apply in the tax year 2005, a tax rate of 31% will apply in 2006, a tax rate of 29% will apply in 2007, and a tax rate of 27% will apply in 2008, a tax rate of 26% will apply in 2009 and a tax rate of 25% will apply from 2010 forward.

The provision for taxes on income of banking corporations includes a profit tax, according to the value-added tax on income law. The statutory tax rate applicable to the Bank is therefore 44.5% in the tax year 2004, 43.6% in 2005, 41% in 2006, 39.3% in 2007, 37.6% in 2008, 36.8% in 2009 and 35.9% from 2010 forward (the tax rate is based on a value-added tax rate of 17%).

Current taxes and the balance of deferred taxes as at December 31, 2005 are calculated according to the new tax rates, as stipulated in the amendment.

The effect of the change in taxation rates brought a decrease of the provision for taxes in 2005, in the amount of NIS 7 million.

(in millions of NIS)

Note 29
Net profit (Loss) from Extraordinary Transactions, after taxes

Composition:

	2005	2004	2003
	Reported amounts		Adjusted amounts
From investments in subsidiary companies:			
Amortization of goodwill	-	-	(2)
Profit from realization of shares	**861**	134	-
Profit from decrease rate of holding	-	220	-
From investments in equity-basis investees:			
Profit from realization of shares, net	**58**	43	42
Change in provision for decline in value of investments	**12**	-	7
Profit (loss) from changes in holding rates and equalization of rights	-	1	(1)
From buildings and equipment:			
Profit (loss), net from realization	**3**	2	(13)
Provision for anticipated losses in respect of buildings designated for sale	**(14)**	-	12
Profit from realization of provident fund	**12**	-	-
Profit before taxes	**932**	400	45
Provision for taxes on profit from extraordinary transactions:			
Current taxes	**(394)**	(67)	(7)
Deferred taxes	**55**	(54)	-
Total provision for taxes	**(339)**	(121)	(7)
Profit after taxes	**593**	279	38
Minority interests' share in profits from extraordinary activities of consolidated companies, after taxes	**(3)**	-	-
Net profit from extraordinary transactions, after taxes	**590**	279	38

Note 30
Operating segments and geographic areas

The Bank Group operates in Israel and abroad, and provides a wide range of banking and financial services to its customers, and the Bank also has investments, primarily in the area of insurance and real estate, through equity basis investees.
The Bank Group has five main segments of activity as detailed below. The division into segments of activity is based on the types of products and services or on the types of customers that are included in each of the segments. The Board of Management of the Bank uses this division to make decisions and to analyze the Group's business results.
The data in the note were compiled in accordance with the directives and guidelines of the Supervisor of Banks regarding "main operating segments" and includes the information as it is presented to the Bank's management. The accounting policies that were applied in compiling the note are those described in Note 2 to the financial statements.

The following are details of the Bank's segments of activity, as reported for 2005 and 2004(1):

The Household Segment - supplies a wide range of banking and financial products to households.

Private Banking Segment - provides a range of advanced banking services through various channels and financial products, including investment advisory services, to private customers of medium to high net worth in Israel and abroad.

The Small Business Segment - supplies a wide range of banking and financial products to small businesses that utilize credit lines of up to $750 thousand.

Commercial Segment - provides a range of banking services and financial products to middle market business customers that utilize credit of up to $10 million.

Corporate Segment - provides a range of banking services and financial products to large and international companies in Israel and abroad, with the granting of credit constituting the principal area of activity. The segment's customers also include customers from the areas of settlement and local authority.

Financial Management Segment - responsible for the management of the Bank's nostro portfolio, management of overall market and liquidity risks, and support for the development and pricing of financial products in order to market them to customers in the various segments. The activity of the Bank's dealing rooms is also included in this segment. Sources of financing and secondary capital for the Bank are raised through issues, within the segment's activity. This segment also includes the results of investments in shares and investments in equity basis investees.

Others and adjustments - this includes all the other activities of the Bank Group, each of which does not form a reportable segment and adjustments of inter-segmental activities, resulting from receipts in respect of transactions, service, and product development.

(1) In previous years, in reporting its operations by segments of acivity, the Bank reported its housing finance activity and its international activity as segments of activity. In 2005, the Bank categorized the results of these activities as part of the different segments. Comparative data for 2004 were adjusted accordingly. 2003 data were not reclassified, and appear in this report as previously presented.

Note 30
Operating segments and geographic areas (continued)

The following are the main principles applied in dividing the operating results between the different segments:

Profit from financing activities - includes the margin between the interest rate obtained from or paid to the segment's customers and the marginal cost of the Bank's sources, as well as the unindexed theoretical interest on the weighted capital calculated for the return on equity attributed to the segment. The attributed shareholders' equity is calculated based on the risk assets allocated to each segment.

Provision for doubtful debts - a provision for doubtful debts is charged to the segment to which the borrower against whose debt the provision is recorded belongs.

Operating and other income - attributed to the segment to which the customer belongs.

Operating and other expenses - the majority of expenses are identified with and attributed specifically to the segments. The remaining expenses that are not attributed as said, are attributed in accordance with predefined rules to each of the segments of activity. The rules for attribution are based on the volumes of activity relevant to the types of costs in each segment, and on standard prices determined for each type of activity conducted with each segment's customers.

Debiting for inter-segmental services - the segment that is responsible for a customer who receives services from another segment is debited by means of a fee calculation for services supplied by other segments to its customers. The costs of the segment providing the service are reduced accordingly, and the costs are concurrently charged to the segment to which the customer belongs.
In addition, the operating income of the segment is debited for product coverage and development costs.

Taxes on income - the provision for tax on the results of operation of each segment was calculated according to the statutory rate of tax, also taking into account the fact that the supplementary provision for doubtful debts is not included in the tax base.

Return on equity - indicates the ratio of the net profit of each segment to the shareholders' equity allocated to that segment. Shareholders' equity allocated to the segment includes the sum of two components:
Shareholders' equity required in respect of risk components- the balance of risk components in each segment, multiplied by the ratio of weighted capital, as calculated for the purposes of calculating return on equity, to the total balance of risk assets.
Shareholders' equity required in respect of operational risk - determined according to a model used at the Bank to allocate capital to operational risks. Allocation of shareholders' equity in respect of operational risk in the accounting year is based on data from the aforesaid model calculated for the third quarter of each reported year.

Note 30
Operating segments and geographic areas (continued)

Information on operating segments

For the year ended December 31, 2005

Profit (loss) from financing activity before provision for doubtful debt:
- from externals
- inter-segmental
Operating and other income:
- from externals
- inter-segmental
Total
Provision for doubtful debts
Operating and other expenses:
- from externals
- inter-segmental
Operating profit (loss) before taxes
Provision for taxes on operating profit
Operating profit after tax
The share in net operating profits of equity basis investees
Minority interest net in operating profit of subsidiary companies
Net operating profit
Profit from extraordinary transactions, after taxes
Net profit
Return on equity (rate of net profit out of average equity)
Average assets' balance
Including: Investment in equity basis investees
Average liabilities' balance
Average risk assets
Average assets of provident and mutual funds
Average securities
Average other assets under management
Average number of jobs
The component of profit from financing activity before provision for doubtful debts:
Margin from credit granting activity
Margin from deposit receipt activity
Other
Total profit from financing activities before provision for doubtful debts

(in millions of NIS)

Households segment	Private banking segment	Small business segment	Commercial segment	Corporate activity segment	Financial management segment	Others and adjustments	Total
2,166	(2,704)	944	887	6,051	265	-	7,609
(439)	4,011	(41)	(428)	(3,872)	769	-	-
1,572	1,614	500	122	261	134	388	4,591
(78)	(157)	(43)	(30)	(19)	-	327	-
3,221	2,764	1,360	551	2,421	1,168	715	12,200
87	10	152	171	848	-	-	1,268
2,665	1,717	892	174	504	298	741	6,991
(217)	24	26	45	80	-	42	-
686	1,013	290	161	989	870	(68)	3,941
298	442	126	70	411	379	(76)	1,650
388	571	164	91	578	491	8	2,291
-	-	-	-	-	106	-	106
(50)	(23)	(3)	-	-	-	(3)	(79)
338	548	161	91	578	597	5	2,318
-	-	-	-	-	47	543	590
338	548	161	91	578	644	548	2,908
15.4%	40.9%	19.7%	11.4%	9.1%	15.3%		20.0%
41,986	21,766	16,171	15,025	100,820	57,067	5,859	258,694
-	-	-	-	-	753	-	753
37,207	105,388	12,597	4,973	27,359	53,715	896	242,135
31,952	12,325	12,824	14,138	93,870	50,379	5,799	221,287
28,261	55,806	7,899	2,903	15,605	-	27,413	137,887
6,855	62,373	3,226	3,175	34,886	-	155,347	265,862
3,080	1,888	30	15	5,085	-	-	10,098
6,063	2,991	1,643	435	741	320	422	12,615
637	285	536	309	1,414			
585	684	129	30	58			
505	338	238	120	707			
1,727	1,307	903	459	2,179			

Note 30
Operating segments and geographic areas (continued)

Information on operating segment (continued)

For the year ended December 31, 2004*

Profit (loss) from financing activity before provision for doubtful debt:
- from externals
- inter-segmental
Operating and other income:
- from externals
- inter-segmental
Total
Provision for doubtful debts
Operating and other expenses:
- from externals
- inter-segmental
Operating profit (loss) before taxes
Provision for taxes on operating profit
Operating profit after tax
The share in net operating profits of equity basis investees
Minority interest net in operating losses (profits) of subsidiary companies
Net operating profit
Profit from extraordinary transactions, after taxes
Net profit
Return on equity (rate of net profit out of average equity)
Average assets' balance
Including: Investment in equity basis investees
Average liabilities' balance
Average risk assets
Average assets of provident and mutual funds
Average securities
Average other assets under management
Average number of jobs
The component of profit from financing activity before provision for doubtful debts:
Margin from credit granting activity
Margin from deposit receipt activity
Other
Total profit from financing activities before provision for doubtful debts

* Reclassified.

(in millions of NIS)

Households segment	Private banking segment	Small business segment	Commercial segment	Corporate activity segment	Financial management segment	Others and adjustments	Total
1,961	(1,609)	1,033	830	5,344	(488)	-	7,071
(268)	3,066	(224)	(397)	(3,264)	1,087	-	-
1,479	1,381	465	115	208	117	450	4,215
(64)	(119)	(36)	(27)	18	-	228	-
3,108	2,719	1,238	521	2,306	716	678	11,286
186	26	298	193	1,065	-	-	1,768
2,436	1,640	804	179	424	230	665	6,378
(214)	24	23	42	85	6	34	-
700	1,029	113	107	732	480	(21)	3,140
312	433	50	48	328	214	(24)	1,361
388	596	63	59	404	266	3	1,779
-	-	-	-	-	101	-	101
(51)	(26)	(2)	-	-	-	27	(52)
337	570	61	59	404	367	30	1,828
-	-	-	-	-	36	243	279
337	570	61	59	404	403	273	2,107
16.3%	38.0%	8.5%	8.0%	6.3%	11.4%		15.2%
41,127	27,306	14,667	14,354	107,289	48,474	5,701	258,918
-	-	-	-	-	771	-	771
38,014	109,997	11,810	4,541	16,732	62,127	252	243,473
31,270	13,811	11,571	13,510	99,787	42,060	5,405	217,414
23,788	46,220	6,756	2,191	15,382	-	25,400	119,737
5,794	45,812	2,606	2,850	24,592	-	135,162	216,816
3,136	1,740	31	15	3,928	-	-	8,850
5,895	2,974	1,641	463	712	318	382	12,385
522	214	492	328	1,515			
537	682	117	1	44			
634	561	200	104	521			
1,693	1,457	809	433	2,080			

Note 30
Operating segments and geographic areas (continued)

Information on operating segment (continued)

For the year ended December 31, 2003*,**

Profit (loss) from financing activity before provision for doubtful debt:
- from externals
- inter-segmental
Operating and other income:
- from externals
- inter-segmental
Total
Provision for doubtful debts
Operating and other expenses:
- from externals
- inter-segmental
Operating profit (loss) before taxes
Provision for taxes on operating profit
Operating profit (loss) after tax
The share in net operating profits of equity basis investees
Minority interest net in operating losses (profits) of subsidiary companies
Net operating profit (loss)
Profit from extraordinary transactions, after taxes
Cummulative effect of change in accounting method
Net profit (loss)
Return on equity (rate of net profit out of average equity)
Average assets' balance
Including: Investment in equity basis investees
Average liabilities' balance
Average risk assets
Average assets of provident and mutual funds
Average other assets under management
Average number of jobs
The component of profit from financing activity before provision for doubtful debts:
Margin from credit granting activity
Margin from deposit receipt activity
Other
Total profit from financing activities before provision for doubtful debts

* Reclassified.

** The data of 2003 were not reclassified and appear in this report as previously presented.

(in millions of NIS)

Households segment	Private banking segment	Small business segment	Housing finance segment	Commercial segment	Corporate activity segment	International activity	Financial management segment	Others and adjustments segment	Total
478	(664)	991	1,412	788	3,112	814	(85)	-	6,846
956	1,528	(205)	(1,137)	(347)	(1,477)	-	682	-	-
1,324	708	399	192	104	169	346	(1)	370	3,611
(72)	(97)	(36)	-	(23)	12	-	-	216	-
2,686	1,475	1,149	467	522	1,816	1,160	596	586	10,457
120	3	250	84	317	1,506	66	-	-	2,346
2,291	952	792	184	202	253	710	105	432	5,921
(164)	4	1	-	42	101	-	-	16	-
439	516	106	199	(39)	(44)	384	491	138	2,190
201	236	49	91	(18)	(21)	176	224	(77)	861
238	280	57	108	(21)	(23)	208	267	215	1,329
-	-	-	-	-	-	-	63	-	63
(49)	-	-	-	1	-	-	-	-	(48)
189	280	57	108	(20)	(23)	208	330	215	1,344
-	-	-	-	-	-	-	38	-	38
-	-	-	-	-	-	-	-	(25)	(25)
189	280	57	108	(20)	(23)	208	368	190	1,357
20.9%	63.1%	5.5%	8.6%	(2.0%)	(0.4%)	7.4%	23.1%		10.4%
11,741	3,700	15,945	25,806	14,740	93,515	61,448	26,298	4,874	258,067
-	-	-	-	-	-	-	793	-	793
32,606	87,340	11,644	24,289	6,358	13,204	63,623	4,269	248	243,581
10,284	3,254	14,022	18,975	14,226	93,090	39,397	18,718	4,454	216,420
23,270	26,516	4,921	-	1,788	14,316	2,783	-	21,270	94,864
14,704	17,325	1,997	9,159	2,479	23,030	17,098	-	1,754	87,546
5,905	2,978	1,644	455	464	713	941	319	383	13,802
518	124	455		347	1,172				
667	660	135		6	53				
249	80	196		88	410				
1,434	864	786		441	1,635				

(in millions of NIS)

Note 30
Operating segments and geographic areas (continued)

Information on geographic areas

	Revenues**			Net profit			Total assets		
	For the year ended December 31			For the year ended December 31			For the year ended December 31		
	2005	*2004	*2003	**2005**	*2004	2003	**2005**	2004	2003
	Reported amounts		Adjusted amounts	Reported amounts		Adjusted amounts	Reported amounts		Adjusted amounts
Israel	**10,744**	9,762	9,227	**2,011**	1,509	1,112	**203,512**	189,405	189,706
North America	**799**	894	718	**743**	431	126	**36,776**	42,785	39,882
Western Europe	**627**	625	499	**143**	169	115	**32,641**	29,551	28,961
Other	**30**	5	13	**11**	(2)	4	**336**	301	306
Total outside Israel	**1,456**	1,524	1,230	**897**	598	245	**69,753**	72,637	69,149
Total consolidated	**12,200**	11,286	10,457	**2,908**	2,107	1,357	**273,265**	262,042	258,855

* Reclassified.
** Revenues - profit from financing activity before provision for doubtful debts and operating and other income.

Note 31
Reform of the Capital Market

On July 25, 2005, the Knesset passed three laws aimed at bringing about a comprehensive reform in the capital market:
The increased competition and reduced concentration and conflicts of interests in the Israeli capital market law (legislative amendments), 2005 (hereinafter: the "Increased Competition Law");
The supervision of financial services (engaging in pension advising and pension marketing) law, 2005 (hereinafter: the "Pension Advisory Law");
The supervision of financial services (provident funds) law, 2005 (hereafter: the "Provident Funds Law"). In addition, the Joint Investments Trust (Distribution Commissions) Regulations, 5766-2006, and the Supervision of Financial Services (Provident Funds) (Distribution Commissions) Regulations, 5766-2006, were published on February 26, 2006.
The legislation passed has wide ranging implications for many and varied legislative matters. The directives of the aforesaid three laws (hereinafter: the "Laws") are complex and require study and interpretation. It will be possible to interpret them accurately only as they are put to the test in practice, while referring to the position statements by the various relevant authorities and by the courts.
Therefore, only key and essential points of the Laws are presented, as they pertain to the Bank.

The Increased Competition Law

The law's objective, according to its content, is to bring about the establishment of a competitive structure in the Israeli capital market, in order to improve its efficiency and benefit the public, primarily through the minimization of concentration and conflicts of interest, as well as through the expansion of supervision and control of the entities operating in the market and those who control and hold ownership thereof.

The following are the legislative amendments included in the Increased Competition Law:

Amendments to the Banking (Licensing) Law, 1981

- The Bank is prohibited from managing provident funds and joint trust investment funds ("mutual funds"), and is prohibited from holding means of control at any rate in a provident fund, a mutual fund, a management company of a provident fund (hereafter: a "management company") or a management company of a mutual fund (hereafter: a "fund manager").
- The Bank is also prohibited from holding more than 10% of any type of means of control in a corporation that controls a management company, or in a fund manager, or in a corporation that holds over 25% of any type of means of control in any of these.
- The Bank is prohibited from controlling and/or holding more than 5% of any type of means of control in a portfolio manager of a mutual fund, provident fund, or insurer.
- On the other hand, the Bank is permitted to provide pension advice, and also to perform pension investment transactions for its customers.
- However, in accordance with the Pension Advisory Law, advising on and execution of pension investments (not including insurance products) shall be permitted to the bank only after it has divested from the prohibited holdings in provident and mutual funds and their management companies. After five years have elapsed from this divestment, the Bank will be permitted to advise on and distribute certain insurance products as well.
- Concurrently, limits were also imposed on the holdings of the controlling shareholders of the Bank.
- The Bank's divestment from provident fund management companies is to be completed within three years, and the divestment from mutual fund management companies is to be completed within four years.
- An amendment to the law clarifies that the Bank is permitted to provide various operational services to provident funds.
- The Bank has now been permitted to control a corporation, that is an insurance agent, engaged in life insurance and property insurance in the course of granting housing loans.
- The law authorizes the Supervisor of Banks to impose a civil fine on a banking corporation that violates various directives of this law.

Amendments to the Banking Ordinance, 1941

- The Supervisor's authority to issue Proper Conduct of Banking Business directives was fixed in legislation.
- In addition, the Proper Conduct of Banking Business directives issued by the Supervisor in the past were granted validity.
- The Supervisor was granted the authority to impose monetary sanctions on a bank for the violation of a Proper Conduct of Banking Business directive, or for the violation of a decree of the Governor with regard to the early repayment of a housing loan or the investment of dormant deposits.
- The Supervisor was permitted to transfer information and documents that reach him in the course of his duties to the Israel Securities Authority and to the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance, as necessary for the fulfillment of their duties.

Note 31
Reform of the Capital Market (continued)

Amendments to the Banking (Service to Customers) Law, 1981

- The Supervisor was granted the authority to impose monetary sanctions in varying amounts on banking corporations for the violation of the directives of this law and/or of rules issued by the Governor of the Bank of Israel under force of law.

Amendments to the Regulation of Investment Advice and Investment Portfolio Management Law, 1995

- The law now distinguishes between two different occupations: investment advisor, engaged in advising customers on financial products, with no affinity thereto; and investment marketer, permitted to market financial products to which it has an affinity. Both occupations require a license, and the two licenses cannot be held simultaneously.
- The Bank is not permitted to receive an investment marketer's license, and its involvement in the capital market is permitted solely as an investment advisor. A similar limitation applies to a corporation related to the Bank. However, the Bank and the related corporation were permitted to engage in marketing structured products, options, or futures issued by the Bank.
- An institutional entity controlled by a controlling shareholder of a banking corporation on the eve of publication of the law is permitted to engage in investment marketing for three and a half years from the law's date of inception.
- Subject to certain exceptions, a license holder is prohibited from receiving benefits related to its occupation, other than a fee and reimbursement of expenses. However, the holder of an advisor's license is permitted to receive a distribution commission from a fund manager and from a management company, according to the relevant laws and the regulations instituted by force of those laws. In addition, the holder of an investment advisor's license is permitted to perform a transaction in securities issued by the advisor or by one controlled by it.
- Charging a customer for a fee and reimbursement of expenses in respect of investment advising shall be carried out independently of the identity of the entity issuing the securities, or having an affinity to the financial asset for which the investment advice was provided.
- An investment advisor is prohibited from providing advice or performing a transaction with regard to a financial asset to which an institutional entity holding more than 10% of the means of control in the advisor has an affinity.
- The entry of an investment advisor into an agreement to provide services with an institutional entity that constitutes an exceptional agreement for the advisor requires approval in advance and in writing by the Chairman of the Israel Securities Authority and by the Supervisor of Banks. Until the end of 2010, such a transaction also requires the approval of the Antitrust Commissioner.
- The Bank and corporations under its control are prohibited from issuing exchange-traded funds.
- The Israel Securities Authority has been granted authority similar to that of the Supervisor of Banks to determine Proper Management Directives for license holders. In addition, the ISA was granted the authority to impose civil fines for violations of various directives of the law or of any directive of the Proper Management Directives. If the fine is imposed on a bank, the fine may be increased.

Amendments to the Joint Trust Investments Law, 1994

- Holding more than 30% of a certain type of means of control in a fund manager, and control of a fund manager, requires a permit from the licensing committee to be established under the law.
- Such a permit shall not be granted if after granting the permit, the market share of its recipient in the field of mutual funds would exceed 20%. Similarly, a fund manager shall not be permitted to transfer the management of funds to another fund manager if, after the transfer, the recipient's market share would rise to over 20%.
- It was established that the Minister of Finance is entitled to establish conditions under which a fund manager may pay a distribution commission to a distributor, as well as directives regarding the maximum rate of such a commission and the manner of its calculation.
- The rate of the commission to be charged by a distributor for the sale of units in a mutual fund shall not change due to the fact that it is charged to different fund managers.
- The Israel Securities Authority was authorized to issue Proper Management Directives with regard to a fund manager, a trustee, officers, and anyone employed by these entities, similar to the authorities granted to the Supervisor of Banks.

Note 31
Reform of the Capital Market (continued)

Amendments to the Supervision of Financial Services (Insurance) Law, 1981

- A pension advisor, as defined in the Pension Advisory Law, will be permitted to engage in mediation in insurance, provided that this is performed as part of the provision of pension advice and within the limits of the law.
- An investment advisor or a pension advisor cannot receive an insurance agent's license.
- A banking corporation is prohibited from receiving an insurance agent's license in the field of pension insurance.
- Holding more than 5% of any means of control in an insurer, and holding control of an insurer or an insurance agent that is a corporation, requires a permit from the Supervisor of Insurance.
- Should the applicant, for the acquisition of such means of control, hold a market share exceeding 15% of the total value of long-term savings assets, such a permit shall not be granted and is prohibited by law, with some exceptions established by the law.

The Pension Advisory Law

- The law distinguishes between two new occupation types, which require a license: pension advising, provided with regard to products to which the pension advisor has no affinity, and pension marketing; one engaged in pension marketing shall be known as a "pension agent", and shall be permitted to have an affinity to the product for which the advice is provided. The Bank will be permitted to receive only a pension adviser's license in the future, and will not be able to be a pension agent.
- A pension agent's license shall not be granted to a pension advisor, an investment advisor, or anyone employed by them.
- A banking corporation controlled by a holder of more than 10% of an institutional entity, or controlling an institutional entity, is permitted to receive a pension advisor's license, under conditions to be established by the Supervisor of the Capital Market, and subject to the conditions detailed below. In addition, it shall be prohibited from engaging in pension advising with regard to products to which the institutional entity, those controlling it, those under its control, or a controlling shareholder of the banking corporation have an affinity.
- In order to receive a pension advisor's license, the banking corporation will be required to comply with the following conditions, among other things:
- It does not hold more than 5% of a certain type of means of control in an insurer, or more than 10% in another corporation that controls an insurer, a management company, or a fund manager, or holds more than 25% of any of these;
- It does not hold any means of control in a fund manager or a management company;
- The Supervisor of the Capital Market is persuaded, following consultation with the Antitrust Commissioner and the Supervisor of Banks, that granting the license will not cause material damage to the development of competition or to the prevention of concentration in various areas of the capital market.
- For five consecutive years from the date at which all of the qualifying conditions listed above are fulfilled by the banking corporation, the banking corporation's pension advising license will be limited, so that it cannot provide pension advice regarding insurance products, and it shall be required to notify its customers of this limitation.
- The provision of advisory services by the banking corporation to its customers shall be carried out at its branches.
- A banking corporation is prohibited from controlling or being an interested party in a corporation that is a pension advisor, and is not itself a banking corporation.
- A banking corporation is prohibited from entering into an agreement with a workers' representation organization with regard to the provision of pension advice to the workers represented by the organization.
- A license holder under this law is subject to broad duties of caution and fiduciary duties, as well as record-keeping and reporting duties, similar to those imposed on investment advisors and investment marketers.
- The execution of a transaction in respect of a pension product for a customer is permitted only as part of pension marketing or advising and as a continuation thereof; in the case of ongoing savings, this may only be performed within the framework of an agreement for ongoing advising or marketing, for the period specified in the agreement.
- A pension advisor is prohibited from entering into an agreement with an institutional entity for the provision of services which is an exceptional agreement for the advisor, except with the approval of the Supervisor of the Capital Market Insurance and Savings at the Ministry of Finance (hereinafter: the "Supervisor"), in advance and in writing; if it is a banking corporation, the approval of the Supervisor of Banks is also required. Until the end of 2010, the approval of the Antitrust Commissioner will be required as well for such an agreement.
- A pension advisor is prohibited from receiving, directly or indirectly, a benefit related to pension advising or related to the execution of a transaction for a customer, other than a fee and reimbursement of expenses paid directly by the customer according to an agreement between them. The pension advisor is also permitted to receive a distribution commission collected from a management company with an affinity to a pension product, provided that the customer has consented to the collection of the commission and to its rate, in advance and in writing.

Note 31
Reform of the Capital Market (continued)

- An institutional entity is prohibited from giving a pension advisor a benefit related to pension advising or related to the execution of a transaction, with the exception of the payment of a distribution commission.
- A pension advisor that is a banking corporation is prohibited from entering into an agreement with an employer or an employers' organization for the matter of providing pension advice to the employees of the employers who are members of the organizations.
- The Supervisor is granted the authority to supervise license holders, similar to the authority of supervision of insurers and insurance agents. The Supervisor was additionally authorized to issue Proper Management Directives, as well as to impose monetary sanctions and civil fines. Furthermore, penalties were established in the law for violation of the Supervisor's directives, including infractions attributed to officers.
- According to the transitional directives in the law, a banking corporation that engaged in investment advising on the eve of the law's inception is permitted to continue to engage therein, including with regard to provident funds that are not insurance funds, until three and a half years have elapsed from the date of the law's inception, and the directives of the Regulation of Investment Advise and Investment Portfolio Management Law, 1995 will apply to it.

Provident Funds Law

- The law regulates anew the establishment, holding, and management of provident funds of all types, and the system of supervision thereof by the Supervisor. The Supervisor was granted the authority to impose monetary sanctions and civil fines for infraction of the directives established under this law.
- The management of provident funds of any type shall be contingent on the receipt of a management company license. Holding over 5% of any type of means of control in a management company will require a permit, as will control of a management company.
- A management company must deposit the cash belonging to the provident fund with a banking corporation, a financial institution outside Israel that complies with the conditions established, or another entity approved for that purpose by the Supervisor. The fund's securities accounts must be managed with a stock exchange member or with other entities approved by the Supervisor.
- A management company is prohibited from paying any person a commission or any other consideration for a member's joining a fund or remaining a member thereof, or for deposits, withdrawals, or transfers of moneys, with the exception of a distribution commission to a pension advisor or to a holder of an insurance agent license in the pension insurance sector, or an investment marketer, as noted above.
- The Minister of Finance was authorized to establish conditions under which a management company is permitted to pay a distribution commission, among other things, for a member joining a provident fund or continuing membership in the fund, as well as directives regarding the maximum rate of the commission and the manger of its calculation.
- The right of salaried employees to decide the identity of the entity that will manage pension saving funds on their behalf was established for the first time. Under Section 20 of this law, employees may demand that employers deposit such funds with the management entity of their choice, and arrangements established in the past, including collective agreements, will no longer obligate the employee. In the Bank's opinion, savings in salaried employees' accounts in funds currently owned by the Bank will be adversely impacted, to an extent that cannot presently be assessed, due to the Bank's previous emphasis on marketing and distribution of provident funds to the salaried employees' sector and to employee organizations.

Regulation regarding distribution commissions

On February 26, 2006, regulations were published regarding the payment of distribution commissions by management companies of provident funds and by managers of mutual funds.
According to the Supervision of Financial Services Regulations (Provident Funds) (Distribution Commissions), 5766-2006, the bank (like other advisors) will be entitled to receive a distribution fee from a management company of provident funds, at a rate not to exceed 0.25% per year, in respect of the assets of the provident funds' members, when the agreement with the provident fund was performed through the Bank as an advisor to the customers.

The Bank will also be entitled to receive a distribution fee from a management company of a provident fund, at a rate not to exceed 0.1% per year of the members' assets, as noted above, in respect of amounts to the customer's credit as a result of deposits carried out up to December 31, 2005. The above notwithstanding, in respect to amounts to a customer's credit on December 31, 2005, in a provident fund where the fund or its management company was controlled by the Bank, the Bank will be entitled to receive a distribution fee, at a rate not to exceed 0.25% of the aforesaid amounts. For provident funds under control as described above that also had another substantial holder other than the banking corporation, the rate of distribution fees was set at 0.25% per year, multiplied by the rate of the Bank's holding in the provident fund at the date of the law's publication - August 10, 2005.

Note 31
Reform of the Capital Market (continued)

According to understandings with the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance, the banks are to be granted a two-year period in which to have their customers who are members of provident funds sign advising agreements in regard to their deposits in the provident funds. A provision under consideration is that during this period the banks will be entitled to receive distribution commissions for the amounts to their customers' credit in provident funds. Until near the approval of these reports, these understandings have not been formulated into a valid document.

The regulations also stipulate that no distribution fee shall be paid for transactions in pension-type provident funds or for continued membership therein, as of the date on which the member began receiving the pension from the fund; and that no fee shall be paid in respect of the same customer to more than one advisor for a parallel consulting period.
With regard to mutual funds, the regulations propose that the Bank (like other distributors) should be entitled to receive a distribution fee from the fund manager in respect of units of the fund managed by the fund manager that are held through the Bank, in its capacity as distributor of units of mutual funds to its customers.
The Bank will also be entitled to receive a distribution fee from a management company of a provident fund, at a rate not to exceed 0.1% per year of the members' assets, as noted above, in respect of amounts to the customer's credit as a result of deposits carried out up to December 31, 2005, in provident funds where the funds or their management company were controlled by a banking corporation at a rate not to exceed 0.25% in reference to the aforesaid amounts. For provident funds that had another substantial holder other than the banking corporation, the rate of distribution fees was set at 0.25% per year, multiplied by the rate of the banking corporation's holding in the provident fund at the date of the law's publication – August 10, 2005.
The regulations also stipulate that no distribution fee shall be paid for transactions in pension-type provident funds or for continued membership therein, as of the date on which the member began receiving the pension from the fund; and that no fee shall be paid in respect of the same customer to more than one advisor for a parallel consulting period.
With regard to mutual funds, the regulations stipulate that a fund manager is entitled to pay any distributor, including the Bank in its capacity as a distributor of mutual fund units to its customers, a distribution fee in respect of units of the fund managed by the fund manager that are held through the Bank (with the exception of units for which the regulations stipulate no fee is to be charged), as agreed between them, provided that the rate of the fee does not exceed the maximum rate established in the regulations. If the Bank has not reached such an agreement with any fund manager, the Bank will be entitled to charge customers who purchase units in such a fund a fee at the rate that the Bank would have been entitled to charge from the fund manager had they come to an agreement, or at a lower rate, provided that the fee does not change as a result of the fact that the units were issued by different fund managers who did not reach an agreement with the Bank regarding the payment of distribution fees.

In the regulations, maximum distribution fees were established, according to the type of fund. For this purpose, three types of funds were distinguished:
(1) A fund that primarily invests in short-term, low-risk investments; the maximum distribution fee for distribution of its units was set at 0.25% per year of the value of its units held at the Bank, equal to the amount obtained by multiplying the relevant redemption price by the number of units.
(2) A fund that primarily invests in equities; the maximum distribution fee for distribution of its units should be 0.8% per year of the value of its units held at the Bank, equal to the amount obtained by multiplying the relevant redemption price by the number of units.
(3) Any other fund; the maximum distribution fee for distribution of its units should be 0.4% per year of the value of its units held at the Bank, equal to the amount obtained by multiplying the relevant redemption price by the number of units.
The regulations also stipulate that a distributor, including the Bank, shall not charge a distribution fee for the following:
(a) Units acquired by a portfolio manager on behalf of a customer under its management; however, a distributor, including a bank, that has no holding whatsoever in any fund manager is entitled to charge a distribution fee for units acquired by a portfolio manager under its control on behalf of a customer of the portfolio manager;
(b) Units acquired prior to April 1, 2006, excluding units of a fund which on August 10, 2005, was managed by the Bank and which is linked to the Bank by a distribution agreement.

The Bank is examining the various options likely to be available for the implementation of the directives of the new legislation and divestment from all its holdings in provident and mutual funds. At this stage, the Bank is examining the possibility of selling the management companies of the provident and mutual funds to third parties, or transferring their ownership to the Bank's shareholders, or taking a course that combines these two options.

Note 31
Reform of the Capital Market (continued)

On October 16, 2005, PKN, a mutual fund management company wholly owned by the Bank, signed an agreement (hereinafter: the "agreement") with Solomon Mutual Funds Ltd. (hereinafter: the "buyer"), according to which PKN will sell to the buyer, at the date of completion of the transaction, all of the seller's rights and obligations in regard to the management of PKN mutual funds, including the right to receive all revenues derived as a result thereof, and the goodwill acquired by PKN over the years in the area of management of PKN mutual funds, including the rights to the use of the commercial name PKN (hereinafter: the "assigned rights and obligations").
Under the agreement, the buyer undertakes to continue to manage the PKN mutual funds, while complying with all obligations under (A) the directives of the existing management agreements; (B) the directives of the prospectuses and public reports; and (C) the directives of any relevant law, all according to the terms set forth in the agreement.
The agreement stipulates, inter alia, issues such as the parties' behavior during the period from the signing of the agreement to its completion, distribution fees, the provision of various services by the Bank, and the loan of Bank employees to the buyer.
The agreement further stipulates that corporations that are the owners of the buyer grant the Bank an irrevocable call option, exercisable at any time during a period of three months from the date of completion of the transaction, to purchase, from any one of them, subject to the provisions of any relevant law, 8.5%-10% of their issued and paid-up share capital, and/or of any one of them, as at the exercise date, all according to the terms set forth in the agreement.
The agreement stipulates that at the date of completion of the transaction, in consideration for the acquisition of the assigned rights and obligations, the buyer will pay to the seller the total amount of approximately NIS 954 million (hereinafter: the "consideration"), subject to adjustments in cases specified in the agreement.
On February 20, 2006, an amendment to the agreement was signed, in which it was agreed to somewhat reduce the consideration amount, taking into account the decrease in the monetary volume of the assets of funds managed by PKN. In accordance with the amendment, based on the asset volume of these funds as at March 15, 2006, PKN is expected to receive a total of approximately NIS 839 million from the buyer. Assuming this is the final consideration amount, the Bank will record a net profit of approximately NIS 507 million in its financial statements in respect of the transaction.
According to the agreement, the transaction will be concluded by March 31, 2006.

It should be noted that even after the signing of the agreement for the sale of the rights related to the management of PKN funds, it is still possible that the implementation of the directives of the aforesaid legislation and the Bank's divestment from ownership of the provident and mutual fund management companies may have an adverse impact on its business results. However, at this stage it is not possible to establish a reasonable estimate of the extent of the impact, due to the considerable uncertainty in relation to the following matters, among other things:
The manner in which the Bank will elect to divest from the remainder of the assets from which it is required to divest under the directives of the new legislation, and the financial consequences of each of the options chosen; the timing of divestment; the guidelines that will be provided in regulations regarding the commissions the Bank will be entitled to charge; the volume of the Bank's expected revenues from commissions for the distribution of provident and mutual fund investments to the public; the date at which the Bank will be permitted to charge these commissions; the volume of commissions which the Bank will collect from its customers for advising on their investments; and the date at which the Bank will be permitted to sell life insurance products.

The Bank Group's income from provident fund management fees totaled NIS 368 million in the year 2005 compared with NIS 348 million in the year 2004.
The Bank Group's income from mutual fund management fees totaled NIS 499 million in the year 2005 compared with NIS 402 million in the year 2004.

Note 32
Legislative Initiatives

A number of recently enacted laws as well as legislative initiatives or draft laws initiated by the Government or by private members of the Knesset that are at various stages of preparation, and which are also likely to be become laws, could cause the Bank to suffer from complications and exposure to vexatious claims, or from restrictions on its activity and, in any event, are likely to exert an adverse effect on its future profitability. The Bank is unable to assess the future affect of the aforementioned on the Bank Group.

(in millions of NIS)

Note 33
Condensed Financial Statements - The Bank

A. Condensed Balance Sheets

	December 31	
	2005	2004
Assets		
Cash on hand and deposits with banks	**35,113**	24,505
Securities	**24,048**	17,830
Credit to the public	**168,956**	164,252
Credit to governments	**1,179**	1,748
Investments in investee companies	**13,221**	11,368
Buildings and equipment	**3,160**	3,018
Other assets	**6,655**	5,539
Total assets	**252,332**	228,260
Liabilities and shareholders' equity		
Deposits from the public	**203,171**	*183,670
Deposits from banks	**10,598**	9,083
Deposits from the Government	**3,244**	4,010
Subordinated notes	**9,478**	*8,178
Other liabilities	**9,563**	8,153
Total liabilities	**236,054**	213,094
Shareholders' equity	**16,278**	15,166
Total liabilities and shareholders' equity	**252,332**	228,260

* Reclassified.

Reported amounts**
(in millions of NIS)

Note 33
Condensed Financial Statements - The Bank (continued)

B. Condensed Statement of profit and loss

	2005	2004	2003
Profit from financing activities before provision fo- doubtful debts	**6,216**	5,658	4,999
Provision for doubtful debts	**1,207**	1,702	2,193
Profits from financing activities after provision for doubtful debts	**5,009**	3,956	2,806
Operating and other income			
Operating commissions	**2,224**	*2,068	*1,752
Profits (losses) from investments in shares, net	**23**	(3)	6
Other income	**745**	*690	*559
Total operating and other income	**2,992**	2,755	2,317
Operating and other expenses			
Salaries and related expenses	**3,253**	2,888	2,690
Maintenance and depreciation of buildings and equipment	**971**	888	863
Other expenses	**1,056**	912	760
Total operating and other expenses	**5,280**	4,688	4,313
Operating profit before taxes in reported amounts	**2,721**	2,023	810
Erosions and adjustments****	**-**	-	(16)
Operating profit before taxes	**2,721**	2,023	***794
Provision for taxes on operating profit	**1,339**	1,067	***324
Operating profit after taxes	**1,382**	956	***470
The Bank's equity in net, after-tax operating profits, of investee companies	**936**	872	***874
Net operating profit	**2,318**	1,828	***1,344
Net profit from extraordinary transactions, after taxes	**590**	279	***38
Cumulative effect of change in accounting method	**-**	-	***(25)
Net profit	**2,908**	2,107	***1,357

* Reclaassified.
** For the years 2004 and 2005 - cessation of the adjustment for the effect of inflation based on December 2003 CPI. For the year 2003 - cessation of the adjustment for the effect of inflation based on December 2002 CPI.
*** Amounts adjusted for the effect of inflation based on December 2003.
**** Erosions and adjustments for inflation effects according to the December 2003 CPI of income and expenses included in operating profit before taxes, in reported amounts.

(in millions of NIS)

Note 33
Condensed Financial Statements - The Bank (continued)

C. Condensed Statements of cash flows

	2005	2004	2003
	Reported amounts*		Adjusted amounts**
Cash flows from operating activities			
Net profit for the year	**2,908**	2,107	1,357
Adjustments to reconcile net profit to net cash generated by operating activities:			
The Bank's share, net, in the results of investee companies including received dividend	**(1,306)**	(1,186)	(651)
Depreciation	**427**	390	(1)371
Other amortization, net	**35**	2	(2)(2)
Provision for doubtful debts	**1,207**	1,702	(3)2,180
Loss (gain) from sale and adjustments of securities available for sale and held to maturity	**(166)**	16	(4)(178)
Realized and unrealized losses (profits) from adjustments to fair value of debentures held for trading	**3**	(32)	(5)(77)
Loss (profit) from sale of buildings and equipment	**(1)**	7	14
Provision for anticipated loss in respect of buildings designated for sale	**14**	(1)	(13)
Deferred taxes, net	**48**	82	192
Net cash from operating activities	**3,169**	3,087	3,193

* Cessation of the adjustment for the effect of inflation based on December 2003 CPI.
** Amounts adjusted for the effect of inflation based on December 2003 CPI.
(1) The amount allocated to the statement of profit and loss, in reported amounts: NIS 378 million.
(2) The amount allocated to the statement of profit and loss, in reported amounts: NIS (2) million.
(3) The amount allocated to the statement of profit and loss, in reported amounts: NIS 2,193 million.
(4) The amount allocated to the statement of profit and loss, in reported amounts: NIS (178) million.
(5) The amount allocated to the statement of profit and loss, in reported amounts: NIS (78) million.

(in millions of NIS)

Note 33
Condensed Financial Statements - The Bank (continued)

C. Condensed Statements of cash flows (continued)

	2005	2004	2003
	Reported amounts**		Adjusted amounts***
Cash flows from activities in assets			
Deposits with banks, net	**(1,572)**	13,474	(1,111)
Proceeds from sale and redemption of debentures held to maturity	**-**	-	190
Acquisition of securities available for sale	**(10,861)**	(6,317)	(7,428)
Proceeds from sale of securities available for sale	**4,498**	8,595	8,313
Securities held for trading, net	**242**	(1,234)	(127)
Credit to the public, net	**(5,817)**	1,509	4,395
Credit to governments, net	**569**	1,155	1,534
Increase (decrease) in cash net, in respect of merged company (Addendum A)	**-**	29	(122)
Investments in investee companies	**(797)**	(57)	(873)
Receipts upon repayment of shareholders' loans and redemption of capital notes of investee companies	**299**	52	1,801
Acquisition of buildings and equipment	**(593)**	(502)	(361)
Proceeds from sale of buildings and equipment	**11**	15	20
Other assets, net	**(1,185)**	1,520	(1,864)
Net cash from (used by) activities in assets	**(15,206)**	18,239	4,367
Cash flows from activities in liabilities and capital			
Deposits from the public, net	**19,501**	*(5,557)	*(7,178)
Deposits from banks, net	**1,515**	(13,418)	764
Deposits from the Government, net	**(766)**	(833)	(416)
Subordinated notes, net	**1,300**	*529	*386
Other liabilities, net	**1,138**	(449)	1,800
Issue of shares	**33**	60	-
Dividend paid to the Bank's shareholders	**(1,648)**	(1,215)	(474)
Net cash (used by) from activities in liabilities and capital	**21,073**	(20,883)	(5,118)
Increase in cash	**9,036**	443	2,442
Balance of cash at beginning of year	**22,636**	22,193	19,751
Balance of cash at end of year	**31,672**	22,636	22,193

* Reclassified.
** Cessation of the adjustment for the effect of inflation based on December 2003 CPI.
*** Amounts adjusted for the effect of inflation based on December 2003 CPI.

(in millions of NIS)

Note 33
Condensed Financial Statements - The Bank (continued)

Addendum A

	2004	2003
Increase (decrease) in cash, net, in respect of a merged company		
Assets of the company at the time of the merger		
Deposits in banks for an original period of more than 3 months	8	-
Securities	-	5
Credit to the public	26,711	425
Investments in investee companies	-	28
Buildings and equipment	80	16
Other assets	36	13
	26,835	487
Liabilities of the company at the time of the merger		
Deposits from the public	9,510	170
Deposits from banks	15,016	119
Deposits from the Government	437	3
Debentures and subordinated notes	391	-
Other liabilities	132	19
	25,486	311
Goodwill	-	54
Investment in the company, as presented	1,378	
Increase (decrease) in cash, net, in respect of a merged company	29	(122)

Addendum B

	2005	2004	2003
Transactions not involving cash flows			
Dividend that was declared in current year and not yet paid	**365**	-	-

Note 34
Information on the Basis of Nominal Historical Data for tax purposes - The Bank

	December 31	
	2005	2004
Total assets	**252,217**	228,057
Total liabilities	**236,006**	213,040
Shareholders' equity	**16,211**	15,017

	2005	2004	2003
Net profit	**2,991**	2,259	1,186

Appendix - Condensed Financial Statements of the Banks' Offices Abroad





Appendix - Condensed Financial Statements of the Banks' Offices Abroad

Bank Hapoalim - U.S.A Branches	**326**
Bank Hapoalim - U.K Branches	**327**
Bank Hapoalim - (Switzerland) Ltd.	**328**

Bank Hapoalim - U.S.A. Branches (in millions of dollars)

Condensed consolidated balance sheet as at December 31, 2005

	2005	2004
Assets:		
Cash on hand and deposits with banks	**2,854**	2,414
Securities	**2,137**	1,026
Credit to the public	**2,377**	2,451
Buildings and equipment	**15**	13
Other assets	**94**	131
Total assets	**7,477**	6,035
Liabilities and Shareholders' Equity:		
Deposits from the public	**5,458**	4,505
Deposits from banks	**1,342**	852
Other liabilities	**264**	307
Capital means(3)	**413**	371
Total liabilities and capital means	**7,477**	6,035

Condensed consolidated statements of profit and loss for the year ended December 31, 2005

	2005	2004
Profit from financing activities before provision for doubtful debts	**105**	88
Provision for doubtful debts	**5**	5
Profit from financing activities after provision for doubtful debts	**100**	83
Operating and other income	**20**	18
Operating and other expenses	**64**	60
Operating profit before taxes	**56**	41
Provision for taxes(4)	**24**	18
Net profit	**32**	23

Notes:

(1) Financial statements for the U.S.A. branches as separate legal entities are not prepared.

(2) The figures noted above are figures that are included in the disclosure of operating segments and are shown in the acceptable manner of condensed financial statements.

(3) Capital means item includes deposits which were originally deposited with the United states branches by the Bank in Israel when the branches wee set up, profits that were recorded by the branches up to balance sheet date, and adjustments to present securities as "available for sale" items at their fair value.

(4) The provision for taxes includes $12 million (2004: $14 million) for additional taxes that are paid to the income tax authorities in Israel.

Bank Hapoalim - U.K. Branches (in millions of GBP)

Condensed consolidated balance sheet as at December 31, 2005

	2005	2004
Assets:		
Cash on hand and deposits with banks	**680**	198
Securities	**283**	355
Credit to the public	**275**	339
Buildings and equipment	**1**	2
Other assets	**42**	17
Total assets	**1,281**	911
Liabilities and Shareholders' Equity:		
Deposits from the public	**559**	499
Deposits from banks	**612**	322
Other liabilities	**37**	28
Capital means(3)	**73**	62
Total liabilities and capital means	**1,281**	911

Condensed consolidated statements of profit and loss for the year ended December 31, 2005

	2005	2004
Profit from financing activities before provision for doubtful debts	**14**	14
Provision for doubtful debts	**(2)**	1
Profit from financing activities after provision for doubtful debts	**16**	13
Operating and other income	**1**	0
Operating and other expenses	**7**	6
Operating profit before taxes	**10**	7
Provision for taxes(4)	**4**	3
Net profit	**6**	4

Notes:

(1) Financial statements for the U.S.A. branches as separate legal entities are not prepared.

(2) The figures noted above are figures that are included in the disclosure of operating segments and are shown in the acceptable manner of condensed financial statements.

(3) Capital means item includes deposits which were originally deposited with the U.K. branches by the Bank in Israel when the branches wee set up, profits that were recorded by the branches up to balance sheet date, and adjustments to present securities as "available for sale" items at their fair value.

(4) The provision for taxes includes GBP 2 million (2004: GBP 2 million) for additional taxes that are paid to the income tax authorities in Israel.

(in millions of CHF)

Condensed balance sheet as at December 31, 2005

	2005	2004
Assets:		
Cash on hand and deposits with banks	**1,435**	718
Securities	**442**	464
Credit for the public	**1,524**	1,478
Buildings and equipment	**4**	4
Other assets	**190**	54
Total assets	**3,595**	2,718
Liabilities and Shareholders' Equity:		
Deposits from the public	**2,304**	1,963
Deposits from banks	**870**	370
Debentures	**46**	75
Other liabilities	**93**	57
Shareholders' equity	**282**	253
Total liabilities and shareholders' equity	**3,595**	2,718

Condensed statements of profit and loss for the year ended December 31, 2005

	2005	2004
Profit from financing activities before provision for doubtful debts	**27**	23
Provision for doubtful debts	**6**	4
Profit from financing activities after provision for doubtful debts	**21**	19
Operating and other income	**51**	42
Operating and other expenses	**42**	37
Operating profit before taxes	**30**	24
Provision for taxes	**6**	5
Net operating profit	**24**	19
Profit from extraordinary transactions after taxes	**5**	4
Net profit	**29**	23

* As reported in the financial statements of the Company.

Branches Subsidiaries & Offices

Israel
Head Office
50 Rothschild Blvd.
Tel Aviv 66883
Tel: (972-3) 567-3333
Fax: (972-3) 5607028
Internet: www.bankhapoalim.com
E-mail : international@bnhp.co.il

Global Private Banking Center
104 Hayarkon Street
Tel Aviv 63432
Tel: (972-3) 520- 0600
Fax: (972-3) 520-0634

BANK HAPOALIM
(SWITZERLAND) LTD.
Representative Office in Israel
Azriely Towers
132 Menachem Begin Road
The Round Tower 24th Floor
Tel Aviv 67021
Tel: (972-3) 609-8181
Fax: (972-3) 609-6171

United States
New York
REGIONAL MANAGEMENT –
USA and New York Branches
1177 Avenue of the Americas
New York, New York 10036
Tel: (212) 782-2000
Fax: (212) 782-2222

REGIONAL MANAGEMENT –
Latin America and Canada
18851 NE 29th Avenue
Suite 800
Aventura, Florida 33180
Tel: (305) 406-7400
Fax: (305) 466-7559

New York Branch*
1177 Avenue of the Americas
New York, New York 10036
Tel: (212) 782-2000
Fax: (212) 782-2222

Plaza Branch
1177 Avenue of the Americas
New York, New York 10036
Tel: (212) 782-2000
Fax: (212) 782-2222

Miami Branch
18851 NE 29th Avenue
Suite 800
Aventura, Florida 33180
Tel: (1-305) 466 7400
Fax: (1-305) 466 7699

Canada
Toronto Representative Office
4950 Yonge Street, Suite 2105
Toronto, Ontario M2N 6K1
Tel: (416) 398-4250
Fax: (416) 398-4246

Montreal Representative Office
La Tour Xerox
1, Place Alexis Nihon
3400 de Maisonneuve Blvd. West
Suite 1470
Montreal, Quebec H3Z 3B8
Tel: (514) 935-1128
Fax: (514) 935-1129

United Kingdom
London Branch*
25 Savile Row
London W1S 2ES
Tel: (4420) 7973-5400
Fax: (4420) 7973-5401

Manchester Branch**
St. James House
Charlotte Street
12th Floor
Manchester M1 4DZ
Tel: (44 161) 228-2406
Fax: (44 161) 236-7796

POALIM ASSET MANAGEMENT
(UK) LTD.
Clarendon House
4th Floor
11-12 Clifford Street
London W1S 2LL
Tel: (4420) 7170 6200
Fax: (4420) 7491 9398

Switzerland
Zurich
BANK HAPOALIM
(SWITZERLAND) LTD.
Stockerstrasse 33, CH-8039 Zurich
Tel: (411) 283-8181
Telex: 813762 POAL CH
Fax: (411) 202-7740

Geneva
BANK HAPOALI
(SWITZERLAND) LTD.
5, Quai du Mont-Blanc
P.O. Box 1683
1211 Geneva 1
Tel: (412) 2-906-8888
Fax:(412) 2-906-8989

Luxembourg
BANK HAPOALIM
(LUXEMBOURG) S.A.
18 Boulevard Royal, B.P. 703
L-2017 Luxembourg
Tel: (352) 475-2561
Fax: (352) 229-847

BANK HAPOALIM
(SWITZERLAND) LTD.
Luxembourg Branch
18 Boulevard Royal, B.P. 703
L-2017 Luxembourg
Tel: (352) 475-2561
Fax: (352) 229-847

France
France Representative Office
33 Rue Marbeuf
75008 Paris
Tel : (331) 5688-2000
Fax: (331) 4225-1551

Germany
Frankfurt Representative Office
Feuerbachsts. 31
60325 Frankfurt
Tel: (4969) 707-9870
Fax: (4969) 707-98710

Hungary
Hungary Representative Office
Szabads·g tÈr 7.
1054 Budapest
Tel: (36 1) 354 3650
Fax: (36 1) 354 3651

Hong Kong
BANK HAPOALIM
(SWITZERLAND) LTD. - BHS
Representative Office in Hong Kong
1701 One Exchange Square
Central, Hong Kong
Tel +852 2840 0878
Fax +852 2840 0678
E-Mail: bhs@biznetvigator.com

Australia
Australia Representative Office
Level 21, Angel Place
123 Pitt Street
Sydney, NSW 2000
Tel: (612) 9222 1868
Fax: (612) 9222 1871

Argentina
Argentina Representative Office
Edificio Laminar Plaza
ING, Butty 240, Piso 18
(Leandro N. Alem – Paraguay)
Buenos Aires (C1001AFB)
Tel: (5411) 4515-0077
Fax: (5411) 4515-0144

Brazil
Brazil Representative Office
Sao Paulo
Poalim Consultoria Empresarial LTDA
Av. Presidente Juscelino Kubitscheck
510 CJ81
CEP 04543-000
Sao Paulo SP Brazil
Tel: 55 11 3526-1800
Fax: 55 11 3526-1803 or 3526-1804

Brazil Representative Office
Rio de Janeiro
Poalim Consultoria Empresarial LTDA
Rua Lauro Muller 116/2405
222290-160 Botafogo
Rio de Janeiro RJ
Tel: (5521) 2295-6497
Fax: (5521) 2541-7444

Chile
Chile Representative Office
Av. Apoquindo 3721
Oficina 121
Las Condes - Santiago
Tel: (56-2) 299-8100
Fax: (56-2) 299-8110

Mexico
Mexico Representative Office
Blvd. Manuel Avila Camacho 24
Piso 18, Col. Lomas de Chapultepec
Mexico D.F., C.P. 11000
Tel: (5255) 5249-5300
Fax: (5255) 5249-5311

Panama
Panama Representative Office
Av. Samuel Lewis, Edificio Plaza
Globus
Piso 5, Urbanizacion Obarrio
Panama City
Tel: (507) 263-7222
Fax: (507) 263-0059

Uruguay
Montevideo
HAPOALIM (LATIN AMERICA) S.A.
World Trade Center
Av. Luis Alberto de Herrera 1248
Torre B, Piso 6
Montevideo
Tel: (598-2) 623-0303
Fax: (598-2) 623-5867

Punta del Este
HAPOALIM (LATIN AMERICA) S.A.
Calle 28 y Gorlero,
Punta del Este
Tel: (59842) 442601, 443030
Fax: (59842) 443324

Venezuela
Venezuela Representative Office
Edificio Parque Cristal, Torre Este
Piso 8, Oficina 10
Av. Francisco de Miranda
Los Palos Grandes,
Caracas 1062
Tel: (58212) 285-2522
Fax: (58212) 283-7133

Cayman Islands
Georgetown Branch
P.O. Box 979
Grand Cayman, B.W.I.
Telex: 6812043, 6812044, 6812045
HAPOALIM MIAB

BANK HAPOALIM (CAYMAN) LTD.
P.O.Box 979
Grand Cayman, B.W.I.

Channel Islands
HAPOALIM FIDUCIARY SERVICES
LTD.
P.O.Box 224
St. Helier Jersey JE4 9SN
Channel Islands
Tel: (44 -1534) 616818
Fax: (44 -1534) 625903

* Member of FDIC
** Member SFA

Graphic design & production:
Pigment / Guy Ruskin
Text: RC&C



2005

BANK HAPOALIM B.M.
HEAD OFFICE
50 ROTHSCHILD BLVD.
TEL AVIV 66883, ISRAEL
TEL. 972 3 5673333
FAX.972 3 5607028
WWW.BANKHAPOALIM.COM

bank hapoalim

"1"

bank hapoalim

File no. 082-34955

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: March 15, 2006
Reference: 802/06

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank"), is pleased to advise that on March 14, 2006, in the afternoon, the Bank was informed by the company Arison Holdings (1998) Ltd. (hereinafter: "Arison Holdings"), that the latter had acquired on March 14, 2006 all of the holdings of Mr. Shlomo Nehama, who is the Chairman of the Board of Directors of the Bank, in Arison Holdings.

Notification was also given that with the execution of this acquisition, Mr. Nehama has ceased to act as the Chief Executive Officer of Arison Holdings. With the sale of Mr. Nehama's holdings in Arison Holdings, no holdings in the Bank should be attributed to him any more by virtue of his being an interested party in Arison Holdings.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-) (-)

Yoram Weissbrem
Secretary of the Bank

Sharona Tamir, Advocate
Deputy Secretary of the Bank

Tel: 972-3-5673800; Fax: 972-3-5674576

File No. 082-34955

Date: 19 March 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Pursuant to the Securities (Periodic and Immediate Reports) Regulations 5730-1970, and further to the Immediate Report of August 31, 2005, Bank Hapoalim B.M. (hereinafter: "the Bank") hereby advises that on March 17, 2006, the Bank completed it's purchase of Investec (US) Incorporated (the Company), a Broker-Dealer registered and operating in the United States.

Upon the completion of the transaction, the Company is changing its name, and will be called henceforth: Hapoalim Securities USA Inc.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)

Yacov Rozen
Member of the Board of Management

(-)

Yoram Weissbrem
Secretary of the Bank

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 19/03/06
Reference: 2006-01-024628

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.28	16.28
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.01	7.01	6.94	6.94
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
9	Alliance Capital Management L.P	BNHP Ordinary Shares	86,894,715	6.89	6.89	6.83	6.83

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*

4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated. i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated. i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *86,829,715*
Change in Quantity of Securities: *65,000*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 21/02/2006.

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

File No. 082-34955

RECEIVED
APR 13 A 11:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 20/3/06
Reference: 2006-01-025441

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Consisting of the Schedule of Senior Office Holders

Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970

Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of ***March 8, 2006***.

Name	Category of Identity	Identity Number	Title
Shlomo Nehama	*I.D. Number*	*53395349*	*Chairman of the Board of Directors*
Dan Dankner	*I.D. Number*	*059581280*	*Director*
Irit Izakson	*I.D. Number*	*050709286*	*Director*
Joseph Dauber	*I.D. Number*	*007447584*	*Director*
Pnina Dvorin	*I.D. Number*	*03333093*	*Director*
Ido Joseph Dissentshik	*I.D. Number*	*7831787*	*External Director*
Nira Dror	*I.D. Number*	*52726551*	*External Director*
Imri Tov	*I.D. Number*	*005018155*	*External Director*
Haim Samet	*I.D. Number*	*007249675*	*Director*
Jay Pomrenze	*Passport Number*	*111162680*	*Director*
Moshe Koren	*I.D. Number*	*1228998*	*Director*
Gideon Chitayat	*I.D. Number*	*72644339*	*Other: External Director-Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks*
Zvi Ziv	*I.D. Number*	*4143699*	*Chief Executive Officer*
Shy Talmon	*I.D. Number*	*055117261*	*Other: Deputy CEO, Member of the Board of Management, Head of Corporate Banking*
Isaac Behar	*I.D. Number*	*006754634*	*Other: Member of the Board of Management,*

			Senior Deputy Managing Director and Chief Financial Officer and Head of Comptrolling
Shlomo Braun	*I.D. Number*	*054030424*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Head of Human Resources and Logistics*
Avi Harel	*I.D. Number*	*030108195*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Head of Finance and Management Information Systems*
Yosef Yarom	*I.D. Number*	*12017539*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Head of Risk Management*
David Luzon	*I.D. Number*	*51409308*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Head of Information Technology and Operations*
Ilan Mazur	*I.D. Number*	*007447386*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Chief Legal Adviser of the Bank*
Hanna Pri-zan	*I.D. Number*	*50963115*	*Other:* *Member of the Board of Management, Deputy Managing Director and Head of Banking Subsidiaries*
Zion Keinan	*I.D. Number*	*053508594*	*Other:* *Deputy CEO, Member of the Board of Management and Head of Retail Banking*
Yacov Rozen	*I.D. Number*	*051255842*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Head of Client Asset Management*
Orit Lerer	*I.D. Number*	*53561114*	*Other:* *Senior Deputy Managing Director and Chief Internal Auditor of the Bank*
Beeri Ben-Zeev	*I.D. Number*	*51205508*	*Other:* *Senior Deputy Managing Director, Head of Global Private Banking*
Zvi Fuhrman	*I.D. Number*	*068791300*	*Other:* *Deputy Managing Director Head of Bank Hapoalim Activities in the U.S.A*
Yoram Weissbrem	*I.D. Number*	*007041809*	*Other:* *Secretary of the Bank*

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 21/2/2006

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

File No. 082-34955

Transmission date: 26/03/06
Reference: 2006-01-025764

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.28	16.28
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.01	7.01	6.94	6.94
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
9	Alliance Capital Management L.P	BNHP Ordinary Shares	86,923,815	6.89	6.89	6.83	6.83

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*

4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *86,894,715*
Change in Quantity of Securities: *29,100*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 21/02/2006.

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 27/03/2006
Reference: 2006-01-026550

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding the Grant of Rights to
Purchase Shares (Securities Convertible into Share Capital)
Regulation 32 of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. We advise that on *March 27, 2006* the Corporation granted rights to purchase shares as follows:

1
Category of Securities Allotted: *Option warrants*
Quantity of Securities Allotted: *747*
Amount of Consideration for the Securities Allotted: *Without consideration*
Category of Shares Which Will Result from Realization/Conversion of Securities: *Ordinary Shares of NIS 1.- n.v.*
Stock Exchange Number of the Share Resulting from Realization of the Security: *662684*
Quantity of the Shares Which Will Result from Realization/Conversion in Full of Securities: *747*
Amount of Realization Premium Which Will Be Obtained from Realization/Conversion in Full of the Securities into Shares: *NIS 747*
Period During Which Securities May Be Realized: *From January 1, 2010 to December 31, 2010*
Will the Securities Allotted Be Registered for Trade: *No*

2. The allotment of the said securities is further to an offering circular to employees, which was published on *January 15, 2006* and the reference number thereof is *2006-01-009864*.

File No. 082-34955

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 27/03/2006
Reference: 2006-01-026553

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding the Grant of Rights to Purchase Shares (Securities Convertible into Share Capital)

Regulation 32 of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. We advise that on *March 27, 2006* the Corporation granted rights to purchase shares as follows:

1
Category of Securities Allotted: *Option warrants*
Quantity of Securities Allotted: *286*
Amount of Consideration for the Securities Allotted: *Without consideration*
Category of Shares Which Will Result from Realization/Conversion of Securities: *Ordinary Shares of NIS 1.- n.v.*
Stock Exchange Number of the Share Resulting from Realization of the Security: *662684*
Quantity of the Shares Which Will Result from Realization/Conversion in Full of Securities: *286*
Amount of Realization Premium Which Will Be Obtained from Realization/Conversion in Full of the Securities into Shares: *NIS 286*
Period During Which Securities May Be Realized: *From January 1, 2010 to December 31, 2010*
Will the Securities Allotted Be Registered for Trade: *No*

2. The allotment of the said securities is further to an offering circular to employees, which was published on *January 15, 2006* and the reference number thereof is *2006-01-009873*.

Head Office

Tel: 03-5673800; Fax: 03-5674576

File No. 082-34955

Date: March 29, 2006
Reference: 802/06

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report regarding a resolution to pav dividend**

1. a. We respectfully advise you that at its meeting of March 27, 2006, at 16:30 in the afternoon, the Board of Directors of Bank Hapoalim B.M. ("the Bank") resolved to pay dividend in the sum of NIS 138,658,758.

   b. The dividend in the sum of NIS 138,658,758 constitutes 11% on the issued and paid-up share capital of the Bank, namely 11 Agorot for each NIS 1 par value share.

   The final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

   c. Tax at source will be deducted from the dividend amounts payable as required by law. From individuals tax at source will be deducted at the rate of 20%.

   d. The Board of Directors resolved to determine April 5, 2006, as the record date for the purpose of paying the dividend, with the "*ex*" date being April 6, 2006 and the payment date to be April 20, 2006.

   e. The Management of the Bank has been authorized to determine the required arrangements deriving from the above resolution.

2. Attached is the form which was forwarded to the Securities Authority and the TASE through the Securities Authority's electronic proper disclosure system, on March 29, 2006, as required by the Securities (Periodical and Immediate Reports) Regulations, 5730-1970, as well as to the Bank of Israel and the Registrar of Companies in Israel.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-) (-)

Y. Weissbrem
Secretary of the Bank

O. Levy
Manager of Comptrolling Division
Senior Assistant to the Managing Director

Bank Hapoalim B.M.
Registration no. 520000118
Securities of the corporation listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: voram.weissbrem@mailpoalim.co.il

To:
Securities Authority
www.isa.gov.il

To:
Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate report of the distribution of a cash dividend

Regulation 37(a) of the Securities (Periodical and Immediate Reports) Regulations, 5730-1970

1. I hereby report that on *March 27, 2006*, the Board of Directors of the body corporate resolved to distribute a dividend.
2. The dividend amount payable is *NIS 138,658,758*
The dividend is *11*% of the issued and paid-up share capital.
3. Operative date (cum date): *April 5, 2006.*
Ex-date: *April 6, 2006.*
Dividend distribution date: *April 20, 2006.*
4. Tax rate deducted at source.
Tax at the obligatory rate by law will be deducted from the dividend sums payable. Tax at the rate of 20% will be deducted from individuals, at source.
5. Retained earnings of the corporation, as defined in section 302 of the Companies Law, 5759-1999, after the distribution to which this report relates, amount to *NIS 5,806,000,000.*
6. Approval process for distribution of the dividend ____________________.
7.

No. of entitling paper	Dividend amount payable in shekels or other currency per share	Currency of payment	Date of payment price
	0.11	*NIS*	____________

8. If the company has securities convertible into capital, specify the effect of the distribution of the dividend thereon: ____________________.

In relation to paragraph 1 - the resolution of the Board of Directors was received on March 27, 2006 at 16:30 in the afternoon.

In relation to paragraph 2 - the final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

The management of the Bank has been empowered to determine the necessary arrangements resulting from the above resolution.

The company as a banking corporation is subject to further restrictions in relation to the distribution, other than those enumerated in section 302 of the Companies Law, 5759-1999.

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

File No. 082-34955

RECEIVED
2006 APR 13 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: March 29, 2006
Our reference: 802/06

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report regarding the Approval of the Annual Financial Reports of Bank Hapoalim B.M.**

1. We wish to inform you that at its meeting held at 16:30 on March 27, 2006, the Board of Directors of Bank Hapoalim resolved to approve the Annual Financial Reports of Bank Hapoalim B.M. for 2005.

2. An Immediate Report as required under the Securities (Periodical and Immediate Reports) Regulations, 5730-1970 and the Securities (Electronic Signature and Reporting) Regulations, 5763-2003, together with a copy of the financial statements has been filed with the Israel Securities Authority and the Tel Aviv Stock Exchange through the Securities Authority's computer system on March 29, 2006, and has been sent to the Bank of Israel and the Registrar of Companies in Israel

3. Enclosed is a summary of the Annual Report of Bank Hapoalim B.M. for 2005 The full Annual Report for the year 2005 is available upon request, and can be accessed on the Bank's internet site http://www.bankhapoalim.com.

Sincerely yours,

Bank Hapoalim B.M.
Head Office

(-) (-)

I. Behar	**O. Levy**
Head of Comptrolling	Manager of Comptrolling Division
Deputy Managing Director	Senior Assistant to the Managing Director

Bank Hapoalim Group Presents 2005 Financial Statements

Bank Hapoalim Group announced its annual financial statements for 2005 today. The Group's 2005 net profit was NIS 2,908 million ($631.8 million) an increase of 38.0% in 2005 over the NIS 2,107 million ($457.7 million) recorded in 2004. The Group's net profit in the last quarter of 2005 totaled NIS 620 million ($134.7 million), a 31.9% increase compared to the same period in the previous year.

Net return on equity reached 20.0% in 2005, compared to 15.2% in 2004. Return on equity from regular activity after taxes reached 15.4% in 2005, compared to 13.1% in 2004.

Profit and profitability

	For the three months ended December 31			For the year ended December 31		
	2005	2004	% change	**2005**	2004	% change
	In NIS millions			In NIS millions		
Net profit	620	470	31.9	2,908	2,107	38.0
Profit from financing activity before provision for doubtful debt	1,977	1,739	13.7	7,609	7,071	7.6
Provision for doubtful debts	252	511	-50.7	1,268	1,768	-28.3
Operating and other income	1,188	1,124	5.7	4,591	4,215	8.9
Operating and other expenses	1,847	1,564	18.1	6,991	6,378	9.6
Operating profit before taxes	1,066	788	35.3	3,941	3,140	25.5
Operating profit after taxes	616	480	28.3	2,291	1,779	28.8

Bank Hapoalim Chairman Mr. Shlomo Nehama commented:

"2005 was a year of impressive achievements for Bank Hapoalim. We attained the highest income level in the Bank's history, both in financing income and in operating income, as well as record operating profit and net profit.

These accomplishments are the result of several factors, among which I would like to point out the following:

- The continued growth trend in the Israeli economy, which led to an increase in the volume of activity and in income, along with a continued trend of improvement in the credit portfolio, which brought about a significant reduction in provisions for doubtful debts.
- A substantial one-time gain from the sale of Signature Bank in New York, which highlighted the value that arises from the Bank's diversified income flow.

Bank Hapoalim believes that the State of Israel should aspire to participate in the globalization of the world economy, and that the Bank should fulfill a leading role in this integration. Accordingly, and in line with our desire to create additional growth engines for the Bank, in 2005 we continued to implement our strategy of increasing the share of our international activity in the Bank's overall operations – one of the key objectives in the long-term strategic plan formulated two years ago.

At the beginning of last year, I announced that Bank Hapoalim expected a substantial increase in return on equity for the year. Our achievements surpassed expectations, and return on equity reached 20%. Of this rate, return on equity excluding extraordinary income reached 16%, higher than the original target of 14%.

Bank Hapoalim continuously strives to increase shareholder value. Accordingly, we determined that at least 50% of net profits would be distributed as a cash dividend to shareholders each quarter. We implemented this decision and paid dividends of about NIS 1.65 billion to shareholders in 2005, representing a dividend yield of 7.8%, among the most attractive rates in the global banking industry. Bank Hapoalim shares were the most widely traded shares on the TASE and provided exceptionally high liquidity to shareholders.

We will continue our strategy, aimed at preserving and reinforcing our position as Israel's leading financial institution as well as increasing the share of our international activity in the Bank's overall operations in 2006. I strongly believe that we have the resources, the technological infrastructure, and the professional personnel required to realize these goals.

A crucial factor in our success is the team of employees and managers at Bank Hapoalim, the most devoted, professional, excellent staff in the Israeli banking system. On behalf of the shareholders and the board of directors, I would like to express my gratitude to our staff, and our congratulations for their impressive achievements."

Bank CEO Mr. Zvi Ziv commented:

"Our net profit for 2005 is the highest in the Bank's history – over NIS 2.9 billion, a 38% increase over the previous year.

Financing income reached record levels as a result of our successful efforts in the retail sector, achievements in global treasury management, and the continued economic recovery, which enabled us to collect interest on debts for which we previously recorded provisions. Operating income also increased as a result of the recovery; the increase in capital market activity had a positive impact as well.

We have continued to present strong growth in the area of global private banking: Bank of New York Inter Maritime, which specializes in private banking, was merged into Bank Hapoalim Switzerland. We also announced the signing of an agreement that will lead to the acquisition of a controlling stake (over 57%) in C Bank of Turkey. Recently renamed as Bank Pozitif, we intend to expand and develop the bank's retail capabilities, building on our expertise in this area.

The asset management structure in the Israeli banking system is changing subsequent to the adoption of the Bachar Committee's recommendations. We were required to divest our provident and mutual funds, founded to serve our customers' investment and saving needs. We have already carried out a considerable number of the steps necessitated by the Knesset legislation, and I believe we will complete the necessary measures this year. Concurrently, we are in the midst of a new deployment aimed at establishing the infrastructure needed to market new investment products under the "open architecture" model, and to enter the pensions market. For this purpose, we are training existing employees and hiring new staff to serve as financial and pension advisors.

We have set ourselves the goal of attaining international standards of excellence in providing service to our customers, and our accomplishments in this area are significant.

I am satisfied with our achievements in 2005, and confident of our ability to maintain our position as Israel's leading bank, to provide the highest quality, most professional service to our customers, and to provide shareholder value in 2006 as well."

Highlights of the financial reports:

- Net return on equity reached 20.0% in 2005, compared to 15.2% in 2004. In the last quarter of 2005, net return on equity reached 16.0% in annual terms, compared to 13.2% in the same quarter of 2004.

- Net return on equity from regular activity after taxes reached 15.4% in 2005, compared to 13.1% in 2004. In the last quarter of the year, return on equity from regular activity after taxes reached 16.0%, in annual terms, compared to 13.1% in the same period of 2004.

- Profit from financing activity before provision for doubtful debts totaled NIS 7,609 million ($1,653.1 million) in 2005, compared to NIS 7,071 million ($1,536.2 million) in 2004, an increase of 7.6%. Total profit from financing activity before provision for doubtful debts reached NIS 1,977 million in the last quarter of 2005, a 13.7% increase compared to the same period of 2004.

- The provision for doubtful debts decreased by 28.3% to NIS 1,268 million ($275.5 million) in 2005, compared to NIS 1,768 million ($384.2 million) in 2004. The provision for doubtful debts in the last quarter of 2005 totaled NIS 252 million ($54.7 million), compared to NIS 511 million ($111.0 million) in the same period of 2004, a decrease of 50.7%. The ratio of specific provisions for doubtful debts to credit to the public (on-balance sheet) reached 0.71% in 2005, compared to 0.96% in 2004. The ratio of overall credit risk to the public (on-balance sheet and off-balance sheet) reached 0.42% in 2005, compared to 0.62% in 2004.

- Operating and other income totaled NIS 4,591 million ($997.4 million) in 2005, compared to NIS 4,215 million ($915.7 million) in 2004, an increase of 8.9%. Operating and other income in the last quarter of the year totaled NIS 1,188 million, a 5.7% increase compared to the same period of 2004.

- Credit card income – the contribution of credit card companies to the Bank's operating income totaled NIS 1,021 million ($221.8 million) in 2005, compared to NIS 903 million ($196.2 million) in 2004, an increase of 13.1%.

- Operating and other expenses totaled NIS 6,991 million ($1,518.8 million) in 2005, compared to NIS 6,378 million ($1,385.6 million) in 2004, an increase of 9.6%. The increase in expenses resulted, among other causes, from an increase in the provision for the employees' bonus in 2005, due to the improvement in profitability, and from the effect of the increase in the Bank's share price on the provision for options plans.

- Dividend was declared totaling NIS 139 million ($30.2 million), representing 11% of issued share capital or 11 agorot for every NIS 1 par value share. April 5, 2006 is the date of record; April 6 is the ex-date; and April 20, 2006, is the date of payment.

The increase in the Group's net profit in 2005 compared to 2004 resulted mainly from the following developments:

- The increase in profit from financing activity before provision for doubtful debts continued. The main factors influencing financing profit were: impressive advances in financial capital management, an increase in consumer credit, and an increase in income from interest on credit defined as doubtful debt.

- Operating income continued to increase, mainly due to the growth in income from capital market activity as a result of the substantial increase in the volume of activity on the Tel Aviv Stock Exchange; an expansion of credit card activity as a result of growth in the domestic economy and an increase in incoming tourism, and an increase in income from management fees of provident funds and mutual funds. Traditional fees remained stable.

- The decrease in the provision for doubtful debts reflects the continued strengthening of the domestic economy. The specific provision for doubtful debts decreased by 25.5% compared with 2004. The decrease was notable in almost all sectors of the economy, including industry, construction and real estate, and private individuals.

- International activity focused on global private banking and was marked by continued impressive growth. Profit after taxes (excluding Signature Bank) totaled $56 million in 2005, compared to $44 million in 2004, an increase of 27.3%. An extraordinary one-time profit after taxes in the amount of NIS 551 million ($119.7 million) was recorded in the first quarter of 2005 as a result of the sale of most of our holdings in Signature Bank. In addition, significant progress was made towards international expansion: Bank Hapoalim Switzerland completed the merger of Bank of New York Inter Maritime, and an agreement was signed that will lead to the acquisition of C Bank of Turkey.

Development of balance sheet items

The consolidated balance sheet as at December 31, 2005, totaled NIS 273.3 billion, ($59.4 billion) compared to NIS 262.0 billion ($56.9 billion) on December 31, 2004, an increase of 4.3%. Excluding the balances of Signature Bank, the total balance sheet increased by 10.0% compared to the end of 2004.

Credit to the public totaled NIS 185.1 billion ($40.2 billion), a 1.5% increase compared to the end of 2004. Excluding the balances of Signature Bank, the increase was 3.1%.

Deposits from the public totaled NIS 213.9 billion ($46.5 billion), an increase of 3.5% compared to the end of 2004. Excluding the balances of Signature Bank, the increase was 9.7%.

The ratio of capital to risk components reached 10.64%, compared to 10.99% at the end of 2004. The ratio of primary (tier 1) capital to risk components reached 7.03%, and the ratio of secondary (tier 2) capital was 3.62%.

Segments of activity

The Group operates in Israel and abroad, supplying a broad range of banking and financial services to its customers, and engaging in diverse investments in the various areas of the economy, primarily in Israel, through investments in equity-basis investees.

The Group's activity is managed through six sectors of activity.

The following is a summary of the development of net profit, by segments of activity:

Net profit	In NIS millions			% Contribution to change	% Change
	2005	2004	Change		
Private Banking Segment*	548	570	-22	-2.7	-3.9
Households Segment	338	337	1	0.1	0.3
Small Business Segment	161	61	100	12.5	163.9
Corporate Segment	578	404	174	21.7	43.1
Commercial Segment	91	59	32	4.0	54.2
Financial Management Segment	644	403	241	30.1	59.8
Others and Adjustments	548	273	275	34.3	100.7
Total	2,908	2,107	801		38.0

* Excluding the profits of Signature Bank, which was sold in the first quarter of 2005, the Segment's profits (including international activity) totaled NIS 527 million in 2005, compared to NIS 479 million in 2004.

File No. 082-34955

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 02/04/2006
Reference: 2006-01-033714

RECEIVED 2006 APR 13 A 11:14 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties
Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding % of capital	Extent of Holding % of voting	Extent of Holding (fully diluted) % of capital	Extent of Holding (fully diluted) % of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.28	16.28
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.01	7.01	6.94	6.94
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
9	Alliance Capital Management L.P	BNHP Ordinary Shares	86,703,615	6.88	6.88	6.81	6.81

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*

4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *86,923,815*
Change in Quantity of Securities: *-220,200*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Tel: 972-3-5673800; Fax: 972-3-5674576

File No. 082-34955

Date: 4 April 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730 -1970, Bank Hapoalim B.M. (hereinafter – "the Bank") hereby advises that after receiving approvals from the Securities Exchange Commission, the securities authority in the USA, the Bank will begin to operate an ADR Level 1 Program, under which there will be issued through the Bank of New York securities of the type known as "American Depository Receipts" (ADR's), which represent shares of the Bank, and which will be traded over the counter in the USA.

Securities of the ADR type are convertible into shares of the Bank represented thereby, and conversely a holder of shares of the Bank may convert them into ADR's representing shares of the Bank, all in accordance with the terms of the Program.

The Level 1 Program will enable private and institutional investors in the USA to invest in the share capital of the Bank, by means of purchasing ADR's.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-) (-)

Advocate Ilan Mazur
Chief Legal Adviser

Yoram Weissbrem
Secretary of the Bank

File No. 082-34955

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 06/04/2006
Reference: 2006-01-037914

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that
- ○ On ______________
- ● From 01/03/2006 until 31/03/2006

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Conversion of option warrants into shares of the Corporation.

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
05/03/2006	*Realization of options*	*Options*	*6620165*	*125,000*	*No*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	2,000,000,000	1,260,409,168	1,260,534,168

Explanation: All categories of shares should be specified – including shares which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Quantity in the last report	Present quantity

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

c. Attached hereto is an uptodate file of the corporations securities lists, as well as the shareholders lists, the option holders notebook, and the bond holders notebook
lists_isa.pdf

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 31.03.2006

List of Shareholders of Bank Hapoalim B.M	Amount of shares	Percent of holdings	Percent of holdings (fully diluted)
Nominee Company of Bank Hapoalim B.M	918,077,389	72.8324	72.1345
A. Shares of Core of Control			
Arison Holdings (1998) Ltd.	141,743,980	11.2448	11.1370
Israel Salt Industries Ltd.	38,060,238	3.0194	2.9904
Madlen LLC	25,418,933	2.0165	1.9972
BH Israel LLC	22,204,185	1.7615	1.7446
BH Investment Associates LLC	22,204,185	1.7615	1.7446
Total	249,631,521	19.8036	19.6139
B. Free Shares			
Arison Holdings (1998) Ltd.	45,185,071	3.5846	3.5502
Israel Salt Industries Ltd.	47,604,203	3.7765	3.7403
Total	92,789,274	7.3611	7.2906
Savion Tal	30,650	0.0024	
Don Maxwell	2,450	0.0002	
Vardi Rachel	780	0.0001	
Agmon Eliyahu	700	0.0001	
Barkner Albert	603	0.0000	
Levi Victoria	544	0.0000	
Geva Ariyeh	100	0.0000	
Pentzer Nathan	75	0.0000	
Zachs Eran	40	0.0000	
Newman David	10	0.0000	
Yehuda Bar Lev	10	0.0000	
Aaron Elias	10	0.0000	
Kelev Victoria	5	0.0000	
AMM G. Investments & Financials Ltd.	2	0.0000	
Livnat Raz	1	0.0000	
Zektzer Ram	1	0.0000	
Kramer Moshe	1	0.0000	
Erez Tal	1	0.0000	
Feldman Avi	1	0.0000	Diluted Capital as at February 28, 2006
	1,260,534,168	100.0000	1,272,730,495

Group of Investors in Bank Hapoalim shares

Arison Group	Amount of shares	Percent of holdings	Percent of holdings (fully diluted)
Arison Holdings (1998) Ltd.	141,743,980	11.2448	11.1370
Arison Holdings (1998) Ltd.	45,185,071	3.5846	3.5502
Total	186,929,051	14.8294	14.6872
Dankner Group			
Israel Salt Industries Ltd.	38,060,238	3.0194	2.9904
Israel Salt Industries Ltd.	47,604,203	3.7765	3.7403
Total	85,664,441	6.7959	6.7308
Michael Steinhardt			
BH Investment Associates LLC	22,204,185	1.7615	1.7446
Leonard Abramson			
Madlen LLC	25,418,933	2.0165	1.9972
Lynn & Stacy Schustermann			
BH Israel LLC	22,204,185	1.7615	1.7446
Group Total	342,420,795	27.1674	26.9044

Tel: 972-3-5673800; Fax: 972-3-5674576

File No. 082-34955

Date: 6 April 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Further to the immediate reports which Bank Hapoalim B.M. (hereinafter – "the Bank") made public on October 16, 2005, October 31, 2005 and February 20, 2006, the Bank is pleased to advise that on Friday, March 31, 2006, at about noon, the transaction by which Poalim Trust Funds Ltd. (a wholly owned subsidiary of the Bank) sold all of its rights in connection with the management of the P.K.N. trust funds, including the goodwill, to Solomon Trust Funds Ltd.

In consideration for obtaining the aforesaid rights, Solomon Trust Funds Ltd. paid approximately NIS 836 million. The Bank will record a net profit of approximately NIS 510 million on account of the sale.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Yacov Rozen Member of the Board of Management	**Yoram Weissbrem** Secretary of the Bank

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

File No. 082-34955

Transmission date: 09/04/2006
Reference: 2006-01-038871

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties
Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.28	16.28
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.01	7.01	6.94	6.94
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
9	Alliance Capital Management L.P	BNHP Ordinary Shares	86,890,415	6.89	6.89	6.83	6.83

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*

4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated. i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated. i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *86,703,615*
Change in Quantity of Securities: *186,800*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks: